As filed with the Securities and Exchange Commission on June 18, 2002
Registration No. 333-85906

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 3

TO

FORM S-4
REGISTRATION STATEMENT
Under
The Securities Act of 1933

AVANEX CORPORATION
(Exact name of Registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	3674 (Primary Standard Industrial Classification Code Number)	94-3285348 (I.R.S. Employer Identification Number)

40919 Encyclopedia Circle
Fremont, California 94538
(510) 897-4188
(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Paul Engle
President and Chief Executive Officer
Avanex Corporation
40919 Encyclopedia Circle
Fremont, California 94538
(510) 897-4188
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Mark A. Bertelsen, Esq. Steve L. Camahort, Esq. Wilson Sonsini Goodrich & Rosati Professional Corporation 650 Page Mill Road Palo Alto, CA 94304 (650) 493-9300	Frederick Fromm President and Chief Executive Officer Oplink Communications, Inc. 3469 North First Street San Jose, CA 95134 (408) 433-0606	Eric Jensen, Esq. Suzanne Sawochka Hooper, Esq. Cooley Godward LLP Five Palo Alto Square 3000 El Camino Real Palo Alto, CA 94306 (650) 843-5000

Approximate date of commencement of proposed sale to the public:  Upon consummation of the merger described herein.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission acting pursuant to said Section 8(a) may determine.

The information in the accompanying joint proxy statement/prospectus is not complete and may be changed. Avanex may not sell its securities pursuant to the proposed merger until the Registration Statement filed with the Securities and Exchange Commission is effective. The accompanying joint proxy statement/prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED JUNE 18, 2002

JOINT PROXY STATEMENT/PROSPECTUS

Dear Stockholder:

You are cordially invited to attend a special meeting of stockholders relating to the combination of Oplink Communications, Inc. and Avanex Corporation.

At the Oplink special meeting, Oplink stockholders will be asked to approve and adopt the Agreement and Plan of Reorganization, dated as of March 18, 2002, pursuant to which Oplink and Avanex have agreed to merge. At the Avanex special meeting, Avanex stockholders will be asked to approve the issuance of Avanex common stock in connection with the merger. The dates, times and places of the special meetings are as follows:

For Avanex stockholders:	For Oplink stockholders:

[ , 2002], at [ ][a.m.]	[ , 2002], at [ ][a.m.]

Fremont Marriott 46100 Landing Parkway Fremont, CA 94538	Oplink Communications, Inc. 3469 N. First Street San Jose, CA 95134-1803

If the merger is completed, the combined company will be named “Avanex Corporation” and each share of Oplink common stock will be converted into 0.405344 of a share of Avanex common stock. Based on the number of shares of Oplink common stock outstanding on June 10, 2002, Avanex expects to issue approximately 66,811,898 shares of its common stock in the merger. Based on the number of outstanding shares of Oplink common stock and Avanex common stock, and assuming the net exercise of all in-the-money options to purchase shares of Oplink common stock and Avanex common stock, after the merger, the current stockholders of Oplink will own approximately 50% of the combined company and the current stockholders of Avanex will own approximately 50% of the combined company.

Avanex common stock is traded on the Nasdaq National Market under the trading symbol “AVNX”, and Oplink common stock is traded on the Nasdaq National Market under the trading symbol “OPLK”.

The boards of directors of each of Oplink and Avanex have approved the merger and recommend that their respective stockholders vote “FOR” the merger proposals as described in the attached materials. Before voting, you should carefully review all the information contained in the attached joint proxy statement/prospectus. IN PARTICULAR, YOU SHOULD CAREFULLY CONSIDER THE MATTERS DISCUSSED UNDER “RISK FACTORS” BEGINNING ON PAGE 18.

Your vote is very important.    Whether or not you expect to attend the applicable special meeting, please complete, date, sign and promptly return the accompanying proxy in the enclosed postage paid envelope so that your shares may be represented at the meeting, regardless of the number of shares you own. If Oplink stockholders fail to return a properly executed proxy card or to vote in person at the Oplink special meeting, it will have the same effect as a vote against the proposal to approve and adopt the merger agreement and approve the merger.

We strongly support the merger of Oplink and Avanex and enthusiastically recommend that you vote in favor of the proposals presented to you for approval.

Paul Engle	Frederick Fromm
President and Chief Executive Officer	President and Chief Executive Officer
Avanex Corporation	Oplink Communications, Inc.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the shares of Avanex common stock to be issued in connection with the merger or determined whether this joint proxy statement/prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

This joint proxy statement/prospectus is dated [            ], 2002 and is first being mailed to stockholders of Avanex and Oplink on or about [            ], 2002.

AVANEX CORPORATION

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
TO BE HELD ON [    ], 2002

To the Stockholders of Avanex Corporation:

We will hold a special meeting of stockholders of Avanex Corporation at the Fremont Marriott, 46100 Landing Parkway, Fremont, California 94538, on [    ], 2002 at [     a.m.] local time, for the following purposes:

1.
To consider and vote upon a proposal to approve the issuance of Avanex common stock pursuant to the Agreement and Plan of Reorganization, dated as of March 18, 2002, among Avanex Corporation, Pearl Acquisition Corp., a wholly-owned subsidiary of Avanex, and Oplink Communications, Inc., under which Pearl Acquisition Corp. will be merged with and into Oplink, with Oplink surviving the merger and becoming a wholly-owned subsidiary of Avanex.

2.	To transact any other business as may properly come before the special meeting or any adjournment or postponement of the special meeting.

Our board of directors has unanimously determined that the proposed merger is fair to, and in the best interests of, Avanex and its stockholders. Our board unanimously approved the merger agreement and the issuance of Avanex common stock in the merger and recommends that you vote FOR approval of the issuance of shares of Avanex common stock in the merger. The proposal is described in more detail in the accompanying joint proxy statement/prospectus, which we encourage you to read in its entirety before voting. A copy of the merger agreement is attached as Annex A to the accompanying joint proxy statement/prospectus.

Only Avanex stockholders of record at the close of business on June 10, 2002 are entitled to notice of the special meeting and to vote at the special meeting and at any adjournments thereof.

All Avanex stockholders are cordially invited to attend the special meeting in person. However, to ensure your representation at the special meeting, you are urged to complete, sign and return the enclosed proxy card as promptly as possible in the enclosed postage-prepaid envelope. You may revoke your proxy in the manner described in the accompanying joint proxy statement/prospectus at any time before it is voted at the special meeting.

Your vote is important regardless of the number of shares you own. We cannot complete the merger unless holders of a majority of the shares of Avanex common stock, represented in person or by proxy and entitled to vote at the special meeting at which a quorum is present, vote for the proposal.

By order of the board of directors,

Paul Engle
President and Chief Executive Officer

Fremont, California
[    ], 2002

OPLINK COMMUNICATIONS, INC.

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
TO BE HELD ON [    ], 2002

To the Stockholders of Oplink Communications, Inc.:

We will hold a special meeting of stockholders of Oplink Communications, Inc. at 3469 N. First Street, San Jose, California 95134-1803 on [    ], 2002 at [    ] [a.m.] local time, for the following purposes:

1.
To consider and vote upon a proposal to approve and adopt the Agreement and Plan of Reorganization, dated as of March 18, 2002, among Avanex Corporation, Pearl Acquisition Corp., a wholly-owned subsidiary of Avanex Corporation, and Oplink Communications, Inc., and approve the merger of Pearl Acquisition Corp. with and into Oplink, with Oplink surviving the merger and becoming a wholly-owned subsidiary of Avanex.

2.	To transact any other business as may properly come before the special meeting or any adjournment or postponement of the special meeting.

Our board of directors has unanimously determined that the proposed merger is advisable and is fair to, and in the best interests of, Oplink and its stockholders. Our board unanimously approved the merger agreement and the merger and recommends that you vote FOR the approval and adoption of the merger agreement and approval of the merger. The proposal is described in more detail in the accompanying joint proxy statement/prospectus, which we encourage you to read in its entirety before voting. A copy of the merger agreement is attached as Annex A to the accompanying joint proxy statement/prospectus.

Only Oplink stockholders of record at the close of business on June 10, 2002 are entitled to notice of the special meeting and to vote at the special meeting and at any adjournments thereof.

All Oplink stockholders are cordially invited to attend the special meeting in person. However, to ensure your representation at the special meeting, we urge you to complete, sign and return the enclosed proxy card as promptly as possible in the enclosed postage-prepaid envelope. You may revoke your proxy in the manner described in the accompanying joint proxy statement/prospectus at any time before it is voted at the special meeting. If you fail to return a properly executed proxy card or to vote in person at the special meeting, the effect will be a vote against the proposal to approve and adopt the merger agreement and approve the merger.

Your vote is important regardless of the number of shares you own. We cannot complete the merger unless holders of shares of Oplink common stock representing a majority of the shares of common stock outstanding as of June 10, 2002 vote for the proposal.

Please do not send any stock certificates at this time.

By order of the board of directors,

Eric Jensen
Secretary

San Jose, California
[    ], 2002

REFERENCE TO ADDITIONAL INFORMATION

This joint proxy statement/prospectus “incorporates by reference” important business and financial information about Avanex and Oplink from documents that are not included in or delivered with this joint proxy statement/prospectus. You may obtain documents incorporated by reference in this joint proxy statement/prospectus without charge by requesting them in writing or by telephone from the appropriate company at the following addresses and telephone numbers:

Avanex Corporation 40919 Encyclopedia Circle Fremont, California 94538 Tel: (510) 897-4188 Attn: Investor Relations	Oplink Communications, Inc. 3469 North First Street San Jose, California 95134 Tel: (408) 433-0606 Attn: Executive Assistant

If you are an Avanex stockholder and you would like to request any documents related to Avanex, please do so by [    ], 2002 in order to receive them before the Avanex special meeting. If you are an Oplink stockholder and you would like to request any documents related to Oplink, please do so by [    ], 2002 in order to receive them before the Oplink special meeting.

For a more detailed description of the information incorporated by reference into this joint proxy statement/prospectus and how you may obtain it, see “Where You Can Find More Information” on page 124.

i

ii

QUESTIONS AND ANSWERS ABOUT THE MERGER

Q:	What is the merger?

A:
The merger will combine the businesses of Avanex and Oplink. Upon completion of the merger, Oplink will become a wholly-owned subsidiary of Avanex. The combined company will be known as Avanex and its ticker symbol will be “AVNX”. Based on the number of outstanding shares of Oplink common stock and Avanex common stock, and assuming the net exercise of all in-the-money options to purchase shares of Oplink common stock and Avanex common stock, after the merger, the current stockholders of Avanex and Oplink will each own approximately 50% of the outstanding Avanex stock. If no options are exercised, after the merger, the current stockholders of Avanex will own approximately 51.1% of the combined company and the current stockholders of Oplink will own approximately 48.9% of the combined company.

Q:	What will Oplink stockholders receive in the merger?

A:
If we complete the merger, in exchange for each share of Oplink common stock held by them on the date of the merger, Oplink stockholders will receive 0.405344 of a share of Avanex common stock. Avanex will make a cash payment to Oplink stockholders for any fractional shares of Avanex they would otherwise be entitled to receive instead of issuing fractional shares in the merger. The number of shares of Avanex common stock to be issued for each share of Oplink common stock is fixed and will not be adjusted based upon changes in the values of Avanex or Oplink common stock. As a result, before the completion of the merger, the value of the Avanex common stock that Oplink stockholders will receive in the merger will vary as the market price of Avanex common stock changes. We encourage Avanex and Oplink stockholders to obtain current market quotations for Avanex and Oplink common stock.

Q:	Will Avanex stockholders receive any shares as a result of the merger?

A:	No. Avanex stockholders will continue to hold the Avanex shares they currently own.

Q:	What vote is required by Avanex stockholders to approve the issuance of Avanex common stock?

A:
The affirmative vote of the holders of a majority of the Avanex shares represented at the Avanex special meeting at which a quorum is present is required to approve the issuance of Avanex common stock in connection with the merger. Avanex stockholders who collectively held approximately 14.3% of the outstanding common stock of Avanex as of March 18, 2002 have agreed to vote all of their shares in favor of the issuance of Avanex common stock in connection with the merger.

Q:	What vote is required by Oplink stockholders to approve and adopt the merger agreement and approve the merger?

A:
The affirmative vote of the holders of Oplink common stock representing a majority of the outstanding shares of Oplink common stock is required to approve and adopt the merger agreement and approve the merger. Oplink stockholders who collectively held approximately 29.3% of the outstanding common stock of Oplink as of March 18, 2002 have agreed to vote all of their shares in favor of approval and adoption of the merger agreement and approval of the merger.

Q:	Does Avanex’s board of directors recommend voting in favor of the issuance of Avanex common stock in the merger?

A:
Yes. After careful consideration, Avanex’s board of directors unanimously determined that the merger is fair to, and in the best interests of, Avanex and its stockholders. Avanex’s board of directors unanimously recommends that Avanex stockholders vote FOR the issuance of Avanex common stock in connection with the merger.

For a description of the factors considered by the Avanex board of directors in making its determination, see the section entitled “The Merger—Avanex’s Reasons for the Merger” on page 59.

Q:	Does Oplink’s board of directors recommend voting in favor of the merger?

A:
Yes. After careful consideration, Oplink’s board of directors unanimously determined that the merger is advisable and is fair to, and in the best interests of, Oplink and its stockholders. Oplink’s board of directors unanimously recommends that Oplink stockholders vote FOR approval and adoption of the merger agreement and approval of the merger.

For a description of the factors considered by the Oplink board of directors in making its determination, see the section entitled “The Merger—Oplink’s Reasons for the Merger” on page 67.

Q:	When do you expect to complete the merger?

A:	We are working to complete the merger as quickly as possible. We hope to complete the merger during the third calendar quarter of 2002.

For a description of the conditions to completion of the merger, see the section entitled “The Merger Agreement—Conditions to the Completion of the Merger” on page 90.

Q:	What do I need to do now?

A:
We urge you to carefully read and consider the information contained in this joint proxy statement/prospectus, including the annexes, and to consider how the merger will affect you as a stockholder. You also may want to review the documents referenced under the section entitled “Where You Can Find More Information” on page 124. You should then vote as soon as possible in accordance with the instructions provided in this joint proxy statement/prospectus and on the enclosed proxy card.

Q:	How do I vote?

A:
Please complete and sign your proxy card and return it in the enclosed return envelope as soon as possible so that your shares may be represented at your special meeting. If you return your proxy card but do not include instructions on how to vote your proxy, Avanex or Oplink will vote your shares FOR the proposals being made at your special meeting unless your shares are held in “street name” in a brokerage account. You may also attend your special meeting and vote in person instead of submitting a proxy.

Q:	What happens if I do not vote?

A:
If you are an Oplink stockholder and you do not submit a proxy card or vote at the special meeting, your proxy will not be counted as present for the purpose of determining the presence of a quorum, but will have the same effect as a vote against approval and adoption of the merger agreement and approval of the merger. If you submit a proxy card and affirmatively elect to abstain from voting, your proxy will be counted as present for the purpose of determining the presence of a quorum but will not be voted at the special meeting. As a result, your abstention will have the same effect as a vote against approval and adoption of the merger agreement and approval of the merger.

If you are an Avanex stockholder and you do not submit a proxy card or vote at the special meeting, your shares will not be counted as present for the purpose of determining a quorum and will have no effect on the outcome of the proposal to approve the issuance of shares of Avanex common stock in connection with the merger. If you submit a proxy card and affirmatively elect to abstain from voting, your proxy will be counted as present for the purpose of determining the presence of a quorum but will not be voted at the special meeting. As a result, your abstention will have the same effect as a vote against the issuance of Avanex common stock in connection with the merger.

Q:	If my shares are held in “street name” by my broker, will my broker vote my shares for me?

A:
Your broker cannot vote your shares unless you provide instructions on how to vote in accordance with the information and procedures provided to you by your broker. If you hold Oplink common stock and do not instruct your broker how to vote your shares, it will be equivalent to voting against the proposal being made at your special meeting.

For a more complete description of voting shares held in “street name,” see the sections entitled “Special Meeting of Avanex Stockholders” on page 51 and “Special Meeting of Oplink Stockholders” on page 53.

Q:	Can I change my vote after I have mailed my signed proxy?

A:
Yes. If you want to change your vote, send the corporate secretary of Avanex or Oplink, as applicable, a later-dated, signed proxy card before your special meeting or attend your special meeting and vote in person. You may also revoke your proxy by sending written notice to the relevant corporate secretary before your special meeting. If you have instructed your broker to vote your shares, you must follow your broker’s directions in order to change those instructions.

Q:	Should stockholders send in their stock certificates now?

A:
No. Oplink stockholders should not send in their stock certificates now. After the merger is completed, Avanex will send Oplink stockholders written instructions for exchanging their Oplink stock certificates. Avanex stockholders should not submit their stock certificates because their shares will not be converted in the merger.

Q:	Will Oplink stockholders recognize a taxable gain or loss for U.S. federal income tax purposes as a result of the merger?

A:
Oplink stockholders will not recognize a gain or loss for United States federal income tax purposes, except with respect to the cash, if any, received instead of fractional shares of Avanex common stock. However, we strongly encourage Oplink stockholders to consult with their own tax advisors to determine their particular tax consequences.

For a more complete description of the tax consequences of the merger, see the section entitled “The Merger—Material United States Federal Income Tax Consequences of the Merger” on page 78.

Q:	Whom should I call with questions?

A:	If you have any questions about the merger or if you need additional copies of this joint proxy statement/prospectus or the enclosed proxy, you should contact:

Avanex stockholders:	Oplink stockholders:
Avanex Corporation 40919 Encyclopedia Circle Fremont, California 94538 Tel: (510) 897-4188 Attn: Investor Relations	Oplink Communications, Inc. 3469 North First Street San Jose, California 95134 Tel: (408) 433-0606 Attn: Executive Assistant

You may also obtain additional information about Avanex and Oplink from documents filed with the Securities and Exchange Commission by following the instructions in the section entitled “Where You Can Find More Information” on page 124.

SUMMARY OF THE JOINT PROXY STATEMENT/PROSPECTUS

We are sending this joint proxy statement/prospectus to Oplink and Avanex stockholders. This summary highlights selected information from this joint proxy statement/prospectus and may not contain all of the information that is important to you. To better understand the merger, you should read this entire document carefully, including the Agreement and Plan of Reorganization attached as Annex A, the opinion of UBS Warburg LLC attached as Annex B, the opinion of Credit Suisse First Boston attached as Annex C and the other documents to which we refer. In addition, we incorporate by reference into this joint proxy statement/prospectus important business and financial information about Avanex and Oplink. You may obtain the information incorporated by reference into this joint proxy statement/prospectus without charge by following the instructions in the section entitled “Where You Can Find More Information” on page 124. We have included page references parenthetically to direct you to a more complete description of the topics presented in this summary.

The Companies

Avanex Corporation
40919 Encyclopedia Circle
Fremont, California 94538
(510) 897-4188

Avanex is a leading global provider of cost-effective, high-performance photonic processing solutions that enable optical communications networks to achieve next-generation performance. Avanex sells its products to communication service providers and optical system manufacturers. Avanex’s photonic processing technologies are designed to increase the performance of these optical transmission systems. Fundamentally, photonic processing technologies increase the speed and capacity of fiber optic networks. More specifically, they directly increase the number of wavelengths of light that can travel on optical networks, and they extend the distance an optical signal can travel without electrical regeneration, which adds expense and complexity to network transmission systems. Unlike optical system components, Avanex’s photonic processing solutions perform optical signal processing and influence systems architecture. Avanex’s photonic processor solutions are micro-optics based devices, modules or sub-systems with built-in optical processing algorithms. Avanex was incorporated in 1997 and is headquartered in Fremont, California.

Oplink Communications, Inc.
3469 North First Street
San Jose, California 95134
(408) 433-0606

Oplink designs and manufactures fiber optic networking components and integrated optical subsystems and modules that expand optical bandwidth, amplify optical signals, monitor and protect wavelength performance and redirect light signals within an optical network. Oplink markets its broad line of products worldwide to communications equipment suppliers and service providers. Oplink’s bandwidth creation products increase the performance and capacity of fiber optic networks. Oplink’s bandwidth management products provide communications service providers with the ability to monitor and manage optical signals to enhance network performance. Oplink produces components, subsystems and modules for next-generation, all-optical dense wavelength division multiplexing (DWDM), optical amplification, switching and routing, and ultra-high reliability undersea use. Oplink was incorporated in 1995 and is headquartered in San Jose, California. Oplink’s primary manufacturing facility is in Zhuhai, China.

Summary of the Merger (see page 55)

If the merger is completed, Pearl Acquisition Corp., a newly formed wholly-owned subsidiary of Avanex, will merge with and into Oplink. Oplink will become a wholly-owned subsidiary of Avanex, and Oplink stockholders will become stockholders of Avanex.

As a result of the merger, each share of Oplink common stock will be converted into 0.405344 of a share of Avanex common stock and cash for any fractional shares that would otherwise be issued in connection with the merger. Each share of Avanex common stock outstanding prior to the merger will be unaffected by the merger. The 0.405344 of a share of Avanex common stock that Oplink stockholders will receive in the merger is a fixed number. Regardless of fluctuations in the market prices of Avanex and Oplink common stock, this number will not change between now and the date the merger is completed, but the value of the shares of Avanex common stock to be received by Oplink stockholders will vary as the market price of Avanex common stock changes.

Assuming the net exercise of all in-the-money options to purchase shares of Oplink common stock and Avanex common stock, Oplink stockholders will receive shares of Avanex common stock representing approximately 50% of the total number of shares of the combined company common stock outstanding following the merger, based on shares and share equivalents outstanding on March 15, 2002. If no options are exercised, Oplink stockholders will receive shares of Avanex common stock representing approximately 48.9% of the total number of shares of the combined company common stock outstanding following the merger, based on shares outstanding on March 15, 2002. On [            ], 2002, the last trading day before the date of this joint proxy statement/prospectus, Avanex common stock closed at $[            ] per share on the Nasdaq National Market.

If the merger is completed, Avanex will assume all outstanding options to purchase Oplink common stock. Each option to purchase Oplink common stock outstanding immediately prior to the effective time of the merger will become an option to purchase, on the same terms, 0.405344 of a share of Avanex common stock for each share of Oplink common stock for which the option was exercisable, with the option price to be adjusted accordingly.

We have attached the merger agreement, which is the legal document that governs the merger, as Annex A to this joint proxy statement/prospectus. We encourage you to read it carefully.

Opinion of Avanex’s Financial Advisor (see page 61)

In connection with the proposed merger, Avanex’s financial advisor, UBS Warburg LLC, delivered a written opinion to the Avanex board of directors as to the fairness, from a financial point of view, to holders of Avanex common stock of the exchange ratio provided for in the merger. The full text of UBS Warburg’s written opinion, dated March 18, 2002, is attached to this joint proxy statement/prospectus as Annex B. We encourage you to read this opinion carefully in its entirety for a description of the procedures followed, assumptions made, matters considered and limitations on the review undertaken. UBS Warburg’s opinion is addressed to the Avanex board of directors and does not constitute a recommendation to any stockholder as to any matters relating to the merger.

Opinion of Oplink’s Financial Advisor (see page 68)

In connection with the proposed merger, Oplink’s financial advisor, Credit Suisse First Boston, delivered a written opinion to the Oplink board of directors to the effect that, as of March 18, 2002 and based upon and subject to the various considerations set forth in the opinion, the exchange ratio in the merger was fair, from a financial point of view, to holders of Oplink common stock. The full text of Credit Suisse First Boston’s written opinion, dated as of March 18, 2002, is attached to this joint proxy statement/prospectus as Annex C. We encourage you to read this opinion carefully in its entirety for a description of the procedures followed, assumptions made, matters considered and limitations on the review undertaken. Credit Suisse First Boston’s opinion is addressed to the Oplink board of directors and does not constitute a recommendation to any stockholder as to any matters relating to the merger.

Stock Option Agreements (see page 100)

Avanex and Oplink each granted the other an option to purchase up to 19.99% of the shares of common stock of the other if there is an event that creates an obligation on the part of, as applicable, Avanex or Oplink to pay the other a termination fee pursuant to the merger agreement.

Overview of the Merger Agreement

Conditions to Completion of the Merger (see page 90)

Avanex’s and Oplink’s obligations to complete the merger are subject to satisfaction or waiver of several closing conditions, including the following:

•	Oplink stockholders must approve and adopt the merger agreement and approve the merger, and Avanex stockholders must approve the issuance of Avanex common stock in connection with the merger;

•
no statute, rule, regulation, executive order, decree, injunction or other order shall be in effect which has the effect of making the merger illegal or otherwise prohibiting the completion of the merger;

•	the registration statement on Form S-4, of which this joint proxy/statement is a part, having been declared effective by the SEC under the Securities Act of 1933;

•	the waiting period applicable to the merger under the Hart-Scott-Rodino Act must have expired or been terminated;

•	there must not be any pending or overtly threatened suit or action asserted by a governmental entity challenging or seeking to restrain or prohibit the completion of the merger;

•
each party must have received an opinion from its tax counsel to the effect that the merger will constitute a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Internal Revenue Code”); and

•	the shares of Avanex common stock to be issued in the merger must be approved for listing on the Nasdaq National Market, subject to official notice of issuance.

In addition, the obligations of each of Avanex and Oplink to effect the merger are further subject to the satisfaction or waiver of the following additional conditions:

•
the representations and warranties of the other party in the merger agreement regarding certain capitalization matters must be true and correct in all material respects, and all other representations and warranties of the other party must be true and correct except as would not reasonably be expected to have a material adverse effect on the other party, in each case as of the date of the merger agreement and on the date the merger is to be completed; and

•	the other party must have complied in all material respects with all agreements and covenants in the merger agreement.

Termination of the Merger Agreement (see page 96)

Avanex and Oplink have the right to terminate the merger agreement before the merger is completed:

•	by mutual written consent;

•	by a party, if the merger has not been completed by September 30, 2002 through no fault of the terminating party;

•	by a party, if a governmental entity permanently restrains, enjoins or otherwise prohibits completion of the merger;

•
by a party, if the stockholders of Avanex have not approved the issuance of Avanex common stock in connection with the merger, or if the stockholders of Oplink have not approved and adopted the merger agreement and approved the merger, at their respective stockholders’ meeting;

•	by a party, if the other party is in breach of any representation, warranty, covenant or other agreement in the merger agreement (subject to certain conditions);

•
by a party, if the other party’s board withdraws, amends or modifies its recommendation of the merger, or fails to reaffirm its recommendation following announcement of a competing acquisition proposal;

•	by a party, if the other party’s board has approved or recommended any competing acquisition proposal;

•
by a party, if a tender or exchange offer has been commenced by a third party for the other party’s securities and such other party has not sent to its stockholders a statement that the board recommends rejecting such tender or exchange offer;

•	by a party, if the other party has amended its stockholder rights plan in a manner so as to render it inapplicable to any competing acquisition proposal; and

•	by a party, if the other party has materially breached provisions in the merger agreement relating to its board recommendation or acquisition proposals.

Termination Fees (see page 97)

If the merger agreement is terminated in specified circumstances, either Avanex or Oplink may be required to pay a termination fee of $12 million to the other party. The circumstances that would require Avanex or Oplink to pay a termination fee would also cause the stock option to acquire shares of the other party’s common stock to become exercisable for a number of shares that, as of March 15, 2002, represented 19.99% of the issued and outstanding shares of such party’s capital stock.

“No Solicitation” Provisions (see page 91)

The merger agreement contains detailed provisions prohibiting Avanex and Oplink from seeking a competing acquisition transaction. These “no solicitation” provisions prohibit Avanex and Oplink, as well as their officers, directors, employees, subsidiaries and representatives, from taking any action to solicit a competing acquisition proposal.

Directors and Officers of Avanex Following the Merger (see page 96)

Following the merger, the board of directors of the combined company will consist of nine members, including Paul Engle, Walter Alessandrini, Todd Brooks and Joel Smith who are currently members of Avanex’s board of directors, and Joseph Y. Liu, Chieh Chang, Herbert Chang and Leonard LeBlanc who are currently members of Oplink’s board of directors, and one independent member selected with the approval of both a majority of the continuing members of the Avanex board of directors and a majority of the four members of the Oplink board of directors who will be joining the Avanex board. In addition, Paul Engle, Avanex’s Chief Executive Officer will be Co-Chairman of the Board, Chief Executive Officer and President of the combined company, and Joseph Y. Liu, Oplink’s Chairman of the Board will be Co-Chairman of the Board of the combined company. Bruce Horn, Oplink’s Chief Financial Officer will be the Chief Financial Officer of the combined company.

Interests of Certain Directors, Officers and Affiliates of Oplink and Avanex (see page 81)

When considering the recommendation of Avanex’s and Oplink’s boards of directors, you should be aware that some of the directors and executive officers of each company have interests in the merger that are different from, or are in addition to, yours. These interests include:

•
Four directors of each company’s board of directors, including Paul Engle, Walter Alessandrini, Todd Brooks, Joel Smith, Joseph Y. Liu, Chieh Chang, Herbert Chang and Leonard LeBlanc, will become members of the board of directors of the combined company, and Paul Engle and Joseph Y. Liu will become Co-Chairmen of the board of directors of the combined company.

•
Bruce Horn, Oplink’s Chief Financial Officer, has entered into an employment agreement with Avanex, effective on the closing of the merger, that provides for acceleration of vesting of certain of his options to purchase Oplink common stock that will be assumed by Avanex and certain change of control severance benefits.

•	Avanex has implemented a retention and severance plan to benefit certain key employees of Avanex and Oplink.

•
As a result of the merger, certain officers and directors of Oplink will be entitled to acceleration of vesting and extension of post-termination exercise periods under outstanding stock options. Certain officers and directors of Avanex may be entitled to acceleration of vesting of stock and stock options and extension of exercise periods under outstanding stock options. For a more detailed discussion, see “The Merger—Interests of Certain Directors, Officers and Affiliates” on page 81.

•	The terms of certain outstanding promissory notes issued by certain officers and directors of Oplink have been amended to provide for more favorable payment terms.

•
The combined company will indemnify each present and former Oplink officer and director against liabilities arising out of such person’s services as an officer or director and the transactions contemplated by the merger agreement, and Avanex will maintain Oplink’s officers’ and directors’ liability insurance to cover any such liabilities for the next six years (subject to certain limitations).

•
It is anticipated that the trading volume of the combined company will increase, which may facilitate the sale of an increased number of shares under Rule 144 of the Securities Act of 1933 for certain affiliates of both Avanex and Oplink.

The board of directors of each of Avanex and Oplink took into account these interests in considering the fairness of the merger to the Avanex and Oplink stockholders, as applicable.

Material U.S. Federal Income Tax Consequences of the Merger (see page 78)

The merger has been structured as a reorganization for United States federal income tax purposes. In general, Oplink stockholders will not recognize gain or loss for United States federal income tax purposes by exchanging their Oplink common stock for shares of Avanex common stock in the merger. However, Oplink stockholders will recognize gain or loss with respect to cash received in lieu of a fractional share of Avanex common stock. You should carefully review the detailed summary of the material United States federal income tax consequences set forth in this joint proxy statement/prospectus and consult with and your own tax advisor to determine your particular tax consequences resulting from the merger.

Risks (see page 18)

In evaluating the merger agreement or the issuance of Avanex common stock in connection with the merger, you should carefully read this joint proxy statement/prospectus and especially consider the factors discussed in the section entitled “Risk Factors” on page 18.

Ability to Sell Avanex Stock (see page 80)

All shares of Avanex common stock received by Oplink stockholders in connection with the merger will be freely transferable unless you are considered an affiliate of Oplink under the Securities Act of 1933. Shares of Avanex common stock received by affiliates of Oplink at the time the merger is submitted to the stockholders for vote or consent may only be sold pursuant to Rule 145 of the Securities Act of 1933 or pursuant to a registration statement or exemption from the requirements of the Securities Act of 1933.

Comparative Market Price Information (see page 16)

Avanex’s common stock is listed on the Nasdaq National Market under the trading symbol “AVNX”. On March 18, 2002, the last full trading day prior to the public announcement of the proposed merger, Avanex’s common stock closed at $4.33 per share. On [            ], 2002, the last trading day prior to the date of this joint proxy statement/prospectus, Avanex’s common stock closed at $[            ] per share.

Oplink’s common stock is listed on the Nasdaq National Market under the trading symbol “OPLK”. On March 18, 2002, the last full trading day prior to the public announcement of the proposed merger, Oplink’s common stock closed at $1.73 per share. On [            ], 2002, the last trading day prior to the date of this joint proxy statement/prospectus, Oplink’s common stock closed at $[            ] per share.

Stockholders of both companies should obtain current market quotations.

Regulatory Approval (see page 79)

The merger is subject to antitrust laws. We have made the required filings under applicable antitrust laws with the U.S. Department of Justice and the U.S. Federal Trade Commission. We are not permitted to complete the merger until the applicable waiting periods associated with those filings have expired or been terminated. The Federal Trade Commission has granted early termination of the antitrust waiting period for the merger. However, either the Department of Justice or the Federal Trade Commission as well as a foreign regulatory agency or government, state or private person, may challenge the merger at any time before or after its completion.

No Appraisal Rights (see page 89)

Under applicable law, neither Avanex stockholders nor Oplink stockholders have the right to an appraisal of the value of their shares in connection with the merger.

Comparison of Stockholder Rights (see page 114)

The rights of Oplink stockholders as stockholders of Avanex after the merger will be governed by Avanex’s certificate of incorporation and bylaws. Those rights differ from the rights of Oplink stockholders under Oplink’s certificate of incorporation and bylaws.

SELECTED HISTORICAL AND PRO FORMA COMBINED FINANCIAL DATA

The following tables present summary historical financial data, summary unaudited pro forma combined financial data, comparative per share data and market price and dividend data for Avanex and Oplink.

Selected Historical Consolidated Financial Data of Avanex

The following selected consolidated financial data of Avanex should be read together with the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and the related notes contained in Avanex’s Annual Report on Form 10-K/A for the fiscal year ended June 30, 2001 filed with the Securities and Exchange Commission, which is incorporated by reference in this joint proxy statement/prospectus. The selected consolidated statement of operations data set forth below for the fiscal years ended June 30, 2001, 2000 and 1999 and the selected consolidated balance sheet data as of June 30, 2001 and 2000 have been derived from, and are qualified by reference to, the audited consolidated financial statements of Avanex incorporated by reference in this joint proxy statement/prospectus. The selected consolidated statement of operations data for the period from October 24, 1997 (inception) to June 30, 1998 and the selected consolidated balance sheet data as of June 30, 1998 and June 30, 1999 have been derived from our audited consolidated financial statements not included or incorporated by reference in this joint proxy statement/prospectus.

The consolidated statement of operations data for the nine month periods ended March 31, 2002 and 2001 and the consolidated balance sheet data as of March 31, 2002 have been derived from, and are qualified by reference to, Avanex’s unaudited consolidated financial statements incorporated by reference in this joint proxy statement/prospectus. The unaudited consolidated financial statements have been prepared on a basis consistent with Avanex’s audited consolidated financial statements and, in the opinion of Avanex management, include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of Avanex’s results of operations and financial position as of and for those periods. The historical results are not necessarily indicative of results to be expected for any future period.

	Nine Months Ended March 31,		Years Ended June 30,			Period from October 24, 1997 (Inception) to June 30, 1998
	2002	2001	2001	2000	1999

	(In thousands, except per share data)
Consolidated Statement of Operations Data:
Net revenue	$25,660	$113,026	$131,244	$40,743	$510	$—
Cost of revenue	21,614	84,335	110,794	26,343	531	—
Stock compensation	21	8,369	8,764	2,732	394	—

Gross profit (loss)	4,025	20,322	11,686	11,668	(415)	—
Operating expenses:
Research and development	17,819	29,932	37,856	15,587	4,086	515
Sales and marketing	4,729	12,806	15,493	6,047	956	125
General and administrative	5,660	9,990	11,862	5,702	723	131
Stock compensation (1)	14,789	34,868	41,589	28,688	3,070	362
Acquired in-process research and development	5,445	4,700	4,700	—	—	—
Amortization of intangibles	7,870	7,036	9,653	—	—	—
Restructuring charge	16,665	—	22,586	—	—	—

Total operating expenses	72,977	99,332	143,739	56,024	8,835	1,133

Loss from operations	(68,952)	(79,010)	(132,053)	(44,356)	(9,250)	(1,133)
Interest and other income (expense), net	3,700	10,477	12,521	5,671	29	(4)

Loss before income taxes	(65,252)	(68,533)	(119,532)	(38,685)	(9,221)	(1,137)
Income taxes	—	3,209	—	—	—	—

Net loss	(65,252)	(71,742)	(119,532)	(38,685)	(9,221)	(1,137)
Stock accretion	—	—	—	(37,743)	—	—

Net loss attributable to common stockholders	$(65,252)	$(71,742)	$(119,532)	$(76,428)	$(9,221)	$(1,137)

Basic and diluted net loss per common share	$(1.02)	$(1.26)	$(2.07)	$(3.07)	$(4.97)	$(7.20)

Weighted average number of shares used in computing basic and diluted net loss per common share	63,863	56,849	57,620	24,936	1,857	158

(1) Below is the allocation of stock compensation expense:
Research and development	$7,446	$27,175	$32,216	$16,568	$1,445	$206
Sales and marketing	143	736	745	4,058	160	18
General and administrative	7,200	6,957	8,628	8,062	1,465	138

	$14,789	$34,868	$41,589	$28,688	$3,070	$362

	As of March 31,	As of June 30,
	2002	2001	2000	1999	1998
	(In thousands)
Consolidated Balance Sheet Data:
Cash, cash equivalents and short-term investments	$153,549	$204,591	$184,321	$3,724	$2,874
Working capital	133,255	174,653	185,534	2,660	2,637
Total assets	266,439	311,589	278,141	6,816	3,339
Long-term obligations, excluding current portion	26,796	14,992	2,067	563	341
Redeemable convertible preferred stock	—	—	—	10,357	3,529
Total other stockholders’ equity (deficit)	208,646	245,354	257,157	(6,534)	(805)

Selected Historical Consolidated Financial Data of Oplink

The following selected consolidated financial data of Oplink should be read together with the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and the related notes contained in Oplink’s Annual Report on Form 10-K for the year ended June 30, 2001 filed with the Securities and Exchange Commission, which is incorporated by reference in this joint proxy statement/prospectus. The selected consolidated statement of operations data for the fiscal years ended June 30, 2001, 2000 and 1999 and the selected consolidated balance sheet data as of June 30, 2001 and 2000 are derived from, and are qualified by reference to, the audited consolidated financial statements of Oplink incorporated by reference in this joint proxy statement/prospectus. The selected consolidated statement of operations data for the fiscal year ended June 30, 1998 and the selected consolidated balance sheet data as of June 30, 1999 are derived from audited financial statements not included or incorporated by reference in this joint proxy statement/prospectus. The selected consolidated statement of operations data for the fiscal year ended June 30, 1997 and the selected consolidated balance sheet data as of June 30, 1998 and 1997 are derived from unaudited financial statements not included or incorporated by reference in this joint proxy statement/prospectus. Net loss per share is not presented for the year ended June 30, 1997, as there were no common shares outstanding during this period and common stock equivalents would be anti-dilutive to net loss per share.

The consolidated statement of operations data for the nine month periods ended March 31, 2002 and 2001 and the consolidated balance sheet data as of March 31, 2002 have been derived from, and are qualified by reference to, Oplink’s unaudited consolidated financial statements incorporated by reference in this joint proxy statement/prospectus. The unaudited consolidated financial statements have been prepared on a basis consistent with Oplink’s audited consolidated financial statements and, in the opinion of Oplink management, include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of Oplink’s results of operations and financial position as of and for those periods. The historical results are not necessarily indicative of results to be expected for any future period.

	Nine Months Ended March 31,		Years Ended June 30,
	2002	2001	2001	2000	1999	1998	1997
	(In thousands, except per share data)
Consolidated Statement of Operations Data:
Revenues	$30,236	$111,560	$131,815	$39,048	$9,094	$2,493	$426
Cost of revenues:
Cost of revenues	41,760	100,981	120,835	33,344	7,225	2,964	877
Non-cash compensation (benefit) expense	47	4,062	4,765	2,269	705	—	—

Total cost of revenues	41,807	105,043	125,600	35,613	7,930	2,964	877

Gross profit (loss)	(11,571)	6,517	6,215	3,435	1,164	(471)	(451)

Operating expenses:
Research and development:
Research and development	10,595	13,523	17,706	3,686	626	455	524
Non-cash compensation expense	675	3,784	4,390	1,801	646	—	—

Total research and development	11,270	17,307	22,096	5,487	1,272	455	524

Sales and marketing:
Sales and marketing	6,394	17,312	19,923	2,695	802	527	238
Non-cash compensation (benefit) expense	(499)	2,156	2,363	1,312	526	—	—

Total sales and marketing	5,895	19,468	22,286	4,007	1,328	527	238

General and administrative:
General and administrative	5,611	11,152	13,736	4,173	826	683	193
Non-cash compensation expense	2,960	13,629	15,120	7,358	1,155	—	—

Total general and administrative	8,571	24,781	28,856	11,531	1,981	683	193

Restructuring costs and other special charges	25,643	—	18,177	—	—	—	—
Merger fees	1,425	—	—	—	—	—	—
In-process research and development	—	—	793	7,020	—	—	—
Amortization of goodwill	126	2,950	3,606	981	—	—	—

Total operating expenses	52,930	64,506	95,814	29,026	4,581	1,665	955

Loss from operations	(64,501)	(57,989)	(89,599)	(25,591)	(3,417)	(2,136)	(1,406)
Interest and other income (expense), net	4,351	6,970	9,227	689	(57)	(12)	9

Net loss	$(60,150)	$(51,019)	$(80,372)	$(24,902)	$(3,474)	$(2,148)	$(1,397)

Basic and diluted net loss per share	$(0.37)	$(0.45)	$(0.65)	$(3.18)	$(2.37)	$(4.67)	$—

Basic and diluted weighted average shares outstanding	162,055	112,481	124,362	7,840	1,463	460	—

	March 31,	June 30,
	2002	2001	2000	1999	1998	1997
	(In thousands)
Consolidated Balance Sheet Data:
Cash, cash equivalents and short-term investments	$231,374	$246,473	$26,665	$4,757	$933	$106
Working capital	220,759	248,984	30,618	5,637	1,512	182
Total assets	313,638	387,902	95,932	11,711	3,061	1,361
Long-term liabilities	6,498	4,988	4,225	—	—	—
Total convertible preferred stock	—	—	58,373	12,083	6,373	2,646
Total stockholders’ equity (deficit)	279,453	338,007	10,825	(4,525)	(4,089)	(1,924)

Selected Unaudited Pro Forma Condensed Combined
Financial Data of Avanex and Oplink

We have included in this joint proxy statement/prospectus the selected unaudited pro forma condensed combined financial data set forth below after giving effect to the merger as a purchase of Oplink by Avanex using the purchase method of accounting, as required under the rules of the Securities and Exchange Commission.

The selected unaudited pro forma condensed combined statement of operations data are presented as if the acquisition had occurred on July 1, 2000. Both Avanex and Oplink have a fiscal year ended June 30. Accordingly, the selected unaudited pro forma condensed combined statement of operations data for the year ended June 30, 2001 combines Avanex’s and Oplink’s fiscal year then ended. The selected unaudited interim pro forma condensed combined statement of operations data for the nine months ended March 31, 2002 combines Avanex’s and Oplink’s historical unaudited operating results for the nine months then ended.

The selected unaudited pro forma condensed combined balance sheet data is presented to give effect to the acquisition of Oplink as if it occurred on March 31, 2002 and combines Avanex’s and Oplink’s balance sheets as of that date.

The selected unaudited pro forma condensed combined financial data is based on estimates and assumptions that are preliminary. This data is presented for informational purposes only and is not intended to represent or be indicative of the consolidated results of operations or financial condition of Avanex that would have been reported had the merger been completed as of the dates presented, and should not be taken as representative of the future consolidated results of operations or financial condition of Avanex.

This selected unaudited pro forma condensed combined financial data should be read in conjunction with the separate selected historical consolidated financial data of Avanex and Oplink contained elsewhere in this joint proxy statement/prospectus, the unaudited pro forma condensed combined financial information and accompanying notes included elsewhere in this joint proxy statement/prospectus, and the separate historical consolidated financial statements and accompanying notes of Avanex and Oplink incorporated by reference into this joint proxy statement/prospectus. See “Where You Can Find More Information” on page 124 of this joint proxy statement/prospectus.

Selected Unaudited Pro Forma Condensed Combined Financial Data
(In thousands, except per share amounts)

	Year Ended June 30, 2001	Nine Months Ended March 31, 2002
Unaudited Pro Forma Condensed Combined Statement of Operations Data:
Net revenue	$263,059	$55,896
Net loss	$(207,167)	$(130,225)
Basic and diluted net loss per common share	$(1.92)	$(1.01)
Weighted average shares used in computing basic and diluted net loss per common share	108,029	129,551

As of March 31, 2002
Unaudited Pro Forma Condensed Combined Balance Sheet Data:
Cash, cash equivalents and short-term investments	$384,923
Working capital	328,590
Total assets	597,544
Long-term liabilities, excluding current portion	33,294
Total stockholders’ equity	480,142

Comparative Historical and Pro Forma Per Share Data

The following table presents comparative historical per share data regarding the net loss and book value per share of each of Avanex and Oplink, unaudited combined pro forma per share data of Avanex and Oplink as a combined company after giving effect to the merger as a purchase of Oplink by Avanex assuming the transaction had been completed on July 1, 2000, and the Oplink equivalent pro forma per share data. The following data for Avanex and Oplink assumes that 0.405344 of a share of Avanex common stock will be issued in exchange for each share of Oplink common stock in connection with the merger and the assumption of Oplink options based upon the same exchange ratio. This data has been derived from and should be read in conjunction with the summary selected historical consolidated financial data contained elsewhere in this joint proxy statement/prospectus, and the separate historical consolidated financial statements and accompanying notes of each of Avanex and Oplink incorporated by reference into this joint proxy statement/prospectus. No cash dividends have ever been declared or paid with respect to Avanex common stock or Oplink common stock. The unaudited combined pro forma per share data is presented for informational purposes only and is not necessarily an indication of the consolidated results of operations or financial condition that would have been achieved had the merger been completed as of the date presented, and should not be taken as representative of future consolidated results of operations or financial condition of Avanex.

	Avanex		Oplink
	Historical	Pro forma	Historical	Equivalent pro forma(1)
Basic and diluted net loss per share:
Nine months ended March 31, 2002	$(1.02)	$(1.01)	$(0.37)	$(0.41)
Year ended June 30, 2001	(2.07)	(1.92)	(0.65)	(0.78)

Book value per share as of (2):
March 31, 2002	3.00	3.53	1.70	1.43
June 30, 2001	3.76	3.92	2.10	1.59

(1)	Equivalent pro forma per share data is computed by multiplying Avanex pro forma per share data by the exchange ratio of 0.405344.
(2)
Historical book value per share is computed by dividing stockholders’ equity by the number of shares of Avanex or Oplink common stock outstanding at the end of each period. Pro forma book value per share is computed by dividing pro forma stockholders’ equity by the pro forma number of shares of Avanex common stock outstanding at the end of each period.

Market Price

Shares of Avanex and Oplink common stock are listed on the Nasdaq National Market. Public trading of Avanex’s common stock under the symbol “AVNX” commenced on February 4, 2000. Public trading of Oplink’s common stock under the symbol “OPLK” commenced on October 4, 2000.

The following table sets forth, for the fiscal quarters indicated, the high and low sales prices for a share of Avanex and Oplink common stock as reported on the Nasdaq National Market.

	Avanex Common Stock				Oplink Common Stock
	High		Low		High		Low
Fiscal 2000
Third Quarter	273.500		125.000		—		—
Fourth Quarter	150.063		47.375		—		—

Fiscal 2001
First Quarter	174.500		94.000		—		—
Second Quarter	131.000		41.625		40.813		7.625
Third Quarter	83.500		9.850		25.844		3.250
Fourth Quarter	19.200		6.920		5.790		1.750

Fiscal 2002
First Quarter	9.270		2.750		3.700		0.600
Second Quarter	9.400		2.700		2.160		0.600
Third Quarter	7.200		3.000		3.000		1.450
Fourth Quarter (through [ ], 2002)	[	]	[	]	[	]	[	]

The market information for the second fiscal quarter of 2001 includes market price information for Oplink common stock from October 4, 2000 (the first trading day following its initial public offering) through December 29, 2000, the last trading day of the period.

The market information for the third fiscal quarter of 2000 includes market price information for Avanex common stock from February 4, 2000 (the first trading day following its initial public offering) through March 31, 2000, the last trading day of the period.

The following table sets forth the closing price per share of Avanex common stock and Oplink common stock as reported on the Nasdaq National Market on:

•	March 18, 2002, the last full trading day prior to the public announcement of the proposed merger; and

•	[ ], 2002, the last full trading day for which closing prices were available prior to the printing of this joint proxy statement/prospectus.

The following table also sets forth the equivalent prices per share of Oplink common stock. The equivalent price per share of Oplink common stock is equal to the closing price of a share of Avanex common stock on the applicable date multiplied by 0.405344, the fraction of a share of Avanex common stock to be issued in the merger in exchange for each share of Oplink common stock. The equivalent per share prices reflect the market value of Avanex common stock that Oplink stockholders would receive for each share of Oplink common stock if the merger were completed on the specified dates. Because the market price of Avanex common stock may increase or decrease before the merger is completed, Oplink stockholders are urged to obtain current market quotations.

Date	Avanex Common Stock		Oplink Common Stock		Equivalent Price Per Share of Oplink Common Stock
March 18, 2002	4.330		1.731		1.755
[ ], 2002	[	]	[	]	[	]

Following the merger, Avanex common stock will continue to be listed on the Nasdaq National Market and there will be no further market for Oplink common stock.

Dividend Data

Neither Avanex nor Oplink has declared any cash dividends. Each company currently intends to retain earnings for use in its business and does not anticipate paying any cash dividends in the foreseeable future.

RISK FACTORS

Following the merger Avanex and Oplink will operate as a combined company in a market environment that cannot be predicted and that involves significant risks, many of which will be beyond its control. In addition to the other information contained in, or incorporated by reference into, this joint proxy statement/prospectus, you should carefully consider the material risks described below before deciding how to vote your shares.

Risks Related to the Merger

While Avanex’s and Oplink’s share prices have been volatile in recent periods, the merger exchange ratio is fixed and no adjustment to the exchange ratio will be made as a result of fluctuations in the market prices of Avanex or Oplink common stock.

Avanex’s stock price has been volatile in the past and may continue to be volatile in the future. Upon completion of the merger, each share of Oplink common stock will be exchanged for 0.405344 of a share of Avanex common stock. The exchange ratio will not change even if the market price of either or both the Oplink common stock and Avanex common stock fluctuates. In addition, neither party may withdraw from the merger or resolicit the vote of its stockholders solely because of changes in the market price of Oplink common stock or Avanex common stock. Any reduction in Avanex’s stock price will result in Oplink stockholders receiving less value in the merger at closing. Conversely, any increase in Avanex’s stock price will result in Oplink stockholders receiving greater value in the merger at closing. The specific dollar value of Avanex common stock that Oplink stockholders will receive upon completion of the merger will depend on the market value of Avanex common stock at that time. Stockholders will not know the exact value of Avanex common stock to be issued to Oplink stockholders in the merger at the time of the special meetings of stockholders. We urge Oplink stockholders to obtain recent market quotations for Avanex and Oplink common stock.

Avanex and Oplink may not realize the benefits they expect from the merger.

The integration of Avanex and Oplink will be complex, time consuming and expensive and may disrupt Avanex’s and Oplink’s businesses. The combined company will need to overcome significant challenges in order to realize any benefits or synergies from the merger. These challenges include the timely, efficient and successful execution of a number of post-merger events, including:

•	integrating the operations and technologies of the two companies;

•	retaining and assimilating the key personnel of each company;

•	retaining existing customers of both companies and attracting additional customers;

•	retaining strategic partners of each company and attracting new strategic partners; and

•	creating uniform standards, controls, procedures, policies and information systems.

The execution of these post-merger events will involve considerable risks and may not be successful. These risks include:

•	the potential disruption of the combined company’s ongoing business and distraction of its management;

•	the potential strain on the combined company’s financial and managerial controls and reporting systems and procedures;

•	unanticipated expenses and potential delays related to integration of the operations, technology and other resources of the two companies;

•	the impairment of relationships with employees, suppliers and customers as a result of any integration of new management personnel;

•	greater than anticipated costs and expenses related to restructuring, including employee severance or relocation costs and costs related to vacating leased facilities; and

•	potential unknown liabilities associated with the merger and the combined operations.

The combined company may not succeed in addressing these risks or any other problems encountered in connection with the merger. The inability to successfully integrate the operations, technology and personnel of Avanex and Oplink, or any significant delay in achieving integration, could have a material adverse effect on the combined company after the merger and, as a result, on the market price of Avanex’s common stock.

As a result of the merger, Avanex will be a substantially larger and broader organization, and if the combined company’s management is unable to manage the combined company, its operating results will suffer.

As a result of the merger, Avanex will acquire approximately 1,399 employees based at Oplink’s headquarters in San Jose, California and at its facilities in China. To date, most of Avanex’s employees have been based at or near Avanex’s headquarters in Fremont, California. As a result, the combined company will face challenges inherent in efficiently managing an increased number of employees over large geographic distances, including the need to implement appropriate systems, policies, benefits and compliance programs. The inability to successfully manage the substantially larger and geographically diverse organization, or any significant delay in achieving successful management, could have a material adverse effect on the combined company after the merger and, as a result, on the market price of Avanex’s common stock.

The merger could cause Oplink or Avanex to lose key personnel, which could materially affect the respective company’s business and require the companies to incur substantial costs to recruit replacements for lost personnel.

As a result of the merger, current and prospective Oplink and Avanex employees could experience uncertainty about their future roles within Avanex. This uncertainty may adversely affect the ability of Oplink and Avanex to attract and retain key management, sales, marketing and technical personnel. In addition, in connection with the merger, certain current employees of Oplink will be entitled to acceleration of vesting of stock options and extension of post-termination option exercise periods, which may adversely affect the ability of the combined company to retain such employees following the merger. Further, in connection with the merger, certain employees of Avanex may be entitled to acceleration of vesting of stock and stock options, which may adversely affect the ability of the combined company to retain such employees following the merger. For a more detailed discussion see “The Merger—Interests of Certain Officers, Directors and Affiliates” on page 81. Any failure to attract and retain key personnel could have a material adverse effect on the business of Oplink and Avanex.

General uncertainty related to the merger could harm Avanex and Oplink.

Avanex’s or Oplink’s customers may, in response to the announcement of the proposed merger, delay or defer purchasing decisions. If Avanex’s or Oplink’s customers delay or defer purchasing decisions, the revenues of Avanex and Oplink, respectively, could materially decline or any anticipated increases in revenue could be lower than expected. Also, speculation regarding the likelihood of the closing of the merger could increase the volatility of Avanex’s and Oplink’s share prices.

Third parties may terminate or alter existing contracts with Avanex or Oplink.

Each of Avanex and Oplink has contracts with some of its suppliers, distributors, customers, licensors and other business partners. Certain of these contracts require Avanex or Oplink to obtain consent from these other parties in connection with the merger. If their consent cannot be obtained on favorable terms, the combined company may suffer a loss of potential future revenue and may lose rights to facilities or intellectual property that are material to the business of the combined company.

Some of Avanex’s and Oplink’s officers and directors have conflicts of interest that may influence them to support or approve the merger.

Certain officers and directors of Avanex and Oplink participate in arrangements that provide them with interests in the merger that are different from yours, including, among others, the continued service as an officer or director of the combined company, retention and severance benefits, the acceleration of stock and stock option vesting, continued indemnification and the potential ability to sell an increased number of shares of the combined company. These interests, among others, may influence the officers and directors of Avanex and Oplink to support or approve the merger. For a more detailed discussion see “The Merger—Interests of Certain Officers, Directors and Affiliates” on page 81.

During the pendency of the merger, Avanex and Oplink may not be able to enter into a merger or business combination with another party at a favorable price because of restrictions in the merger agreement.

Covenants in the merger agreement may impede the ability of Avanex or Oplink to make acquisitions or complete other transactions that are not in the ordinary course of business pending completion of the merger. As a result, if the merger is not completed, the parties may be at a disadvantage to their competitors. In addition, while the merger agreement is in effect and subject to very narrowly defined exceptions, each party is prohibited from soliciting, initiating, encouraging or entering into certain extraordinary transactions, such as a merger, sale of assets or other business combination outside the ordinary course of business, with any third party. Any such transactions could be favorable to such party’s stockholders.

Failure to complete the merger may result in Avanex or Oplink paying a termination fee to the other and could harm Avanex’s or Oplink’s common stock price and future business and operations.

If the merger is not completed, Avanex or Oplink may be subject to the following risks:

•	if the merger agreement is terminated under certain circumstances, Avanex or Oplink will be required to pay the other party a termination fee of $12 million;

•
under those same circumstances, the stock option agreement to acquire shares of the common stock of the party paying such fee would become exercisable for a number of shares that, as of March 15, 2002, represented 19.99% of the issued and outstanding shares of such party’s capital stock such that, if such option were exercised (a) the other party would hold a significant voting block in the issuer’s outstanding capital stock and (b) the holdings of the issuer’s other stockholders would be diluted accordingly;

•	the price of Avanex or Oplink common stock may decline to the extent that the current market price of Avanex or Oplink common stock reflects a market assumption that the merger will be completed; and

•	costs related to the merger, such as legal, accounting and certain financial advisory fees, must be paid even if the merger is not completed.

In addition, if the merger agreement is terminated and Oplink’s board of directors determines to seek another merger or business combination, there can be no assurance that it will be able to find a partner willing to pay an equivalent or more attractive price than the price to be paid in the merger.

Both companies may be subject to adverse regulatory conditions.

A condition to completing the merger is the termination or expiration of the waiting period under the Hart-Scott-Rodino Act. The Federal Trade Commission has granted early termination of the antitrust waiting period for the merger. However, the Department of Justice or the Federal Trade Commission, as well as a foreign regulatory agency or government, state or private person, may challenge the merger at any time before or after its completion. We cannot assure you that the Department of Justice or Federal Trade Commission will not try to prevent the merger or seek to impose restrictions or conditions on the combined company as a condition of their not challenging the merger. Depending on the nature of any restrictions or conditions, these restrictions or conditions may jeopardize or delay completion of the merger, or lessen the anticipated benefits of the merger.

The merger may be completed even though material adverse changes may result from the announcement of the merger, industry-wide changes and other causes.

In general, either party can refuse to complete the merger if there is a material adverse change affecting the other party between the date of signing, March 18, 2002, and the closing. However, certain types of changes will not prevent the merger from going forward, even if they would have a material adverse effect on Avanex or Oplink, including:

•	changes resulting from the announcement or pendency of the merger;

•	changes in Avanex’s or Oplink’s stock price or trading volume, in and of itself;

•	changes resulting from Avanex’s or Oplink’s failure to meet published revenue or earnings projections, in and of itself;

•	changes resulting from or relating to any change in accounting requirements or principles or any change in applicable laws, rules or regulations or the interpretation thereof; or

•	changes affecting the optical networking industry or the economy as a whole.

If adverse changes occur but Avanex and Oplink must still complete the merger, Avanex’s stock price may suffer. This in turn may reduce the value of the merger to Avanex and Oplink stockholders.

Charges to earnings resulting from the application of the purchase method of accounting may adversely affect the market value of Avanex’s common stock following the merger.

If the benefits of the merger are not achieved, the combined company’s financial results, including earnings per share, could be adversely affected. In accordance with United States generally accepted accounting principles, the combined company will account for the merger using the purchase method of accounting. The combined company will allocate the total estimated purchase price to Oplink’s net tangible assets, amortizable intangible assets, and in-process research and development based on their fair values as of the date of completion of the merger, and record the excess of the purchase price over those fair values as goodwill. The portion of the estimated purchase price allocated to in-process research and development, which is expected to be approximately $5.6 million, will be expensed by the combined company in the quarter in which the merger is completed. The combined company will incur additional amortization expense over the estimated useful lives of certain of the intangible assets acquired in connection with the merger, which is expected to be approximately $1.9 million on an annual basis. In addition, to the extent the value of goodwill or intangible assets with indefinite lives becomes impaired, the combined company may be required to incur material charges relating to the impairment of those assets.

Risks Related to Avanex

In determining whether to approve the proposals Avanex stockholders and Oplink stockholders should carefully read the following risks. These risks all relate to Avanex’s current business and may also apply to the business of the combined company following the merger.

Unless Avanex generates significant revenue growth, its expenses and negative cash flow will significantly harm its financial position.

Avanex has never been profitable. As of March 31, 2002, Avanex had an accumulated deficit of $272 million. Avanex may continue to incur operating losses for the foreseeable future, and these losses may be substantial. Further, for the quarter ended March 31, 2002, Avanex had negative operating cash flow, and for future quarters Avanex may continue to incur negative operating cash flow. Avanex has experienced operating losses in each quarterly and annual period since inception.

Due to insufficient cash generated from operations, Avanex has funded its operations primarily through the sale of equity securities, bank borrowings and equipment lease financings. Although Avanex began implementation of a cost containment program in the quarter ended September 30, 2001, it still has a large amount of fixed expenses, and Avanex expects to continue to incur significant manufacturing, sales and marketing, product development and administrative expenses. Failure to generate higher revenues while containing costs and operating expenses will significantly harm Avanex’s financial position.

Avanex’s revenues and operating results are volatile, and an unanticipated decline in revenue may disproportionately affect Avanex’s net income or loss in a quarter.

Avanex’s revenues and operating results have fluctuated significantly from quarter-to-quarter in the past and may fluctuate significantly in the future as a result of a number of factors, some of which are outside of Avanex’s control. These factors include, without limitation, the following:

•
Fluctuations in demand for and sales of Avanex’s products, which will depend on, among other things, the speed and magnitude of the transition to an all-optical network, the acceptance of Avanex’s products in the marketplace and the general level of equipment spending in the telecommunications industry;

•	Cancellations of orders and shipment rescheduling;

•	Changes in product specifications required by customers for existing and future products;

•	Satisfaction of contractual customer acceptance criteria and related revenue recognition issues;

•	Avanex’s ability to maintain appropriate manufacturing capacity, and in particular limit excess capacity, commensurate with the volatile demand levels for Avanex’s products;

•	Avanex’s ability to manage outsourced manufacturing, in which Avanex has no previous experience;

•	The ability of Avanex’s outsourced manufacturers to timely produce and deliver subcomponents, and possibly complete products, in the quantity and of the quality that Avanex requires;

•	The mix of products sold;

•	The practice of companies in the communications industry to sporadically place large orders with short lead times;

•
Competitive factors, including introductions of new products and product enhancements by potential competitors, entry of new competitors into the photonic processor market, including JDS Uniphase, Agere Systems, Lucent Technologies, Nortel Networks, Fujitsu Limited, Oplink, Corning, Alcatel Optronics, Finisar, Stratos Lightwave, Bookham Technology, Optical Communications Products, Chorum Technologies, Wavesplitter Technologies and New Focus, and pricing pressures;

•	Avanex’s ability to effectively develop, introduce, manufacture and ship new and enhanced products in a timely manner without defects;

•	Avanex’s ability to control expenses, particularly in light of Avanex’s limited operating history;

•	Availability of components for Avanex’s products and equipment and increases in the price of these components and equipment;

•
New product introductions resulting in a mismatching of research and development expenses and sales and marketing expenses that are incurred in one quarter with revenues that are not recognized until a subsequent quarter when the new product is introduced;

•	The unpredictability of customer demand and difficulties in meeting such demand; and

•	Economic conditions in general as well as those specific to the communications and related industries.

A high percentage of Avanex’s expenses, including those related to manufacturing, engineering, sales and marketing, research and development and general and administrative functions are essentially fixed in the short term. As a result, if Avanex experiences delays in generating and recognizing revenue, Avanex’s quarterly operating results are likely to be seriously harmed.

Due to these and other factors, Avanex believes that quarter-to-quarter comparisons of its operating results may not be meaningful. You should not rely on Avanex’s results for one quarter as any indication of Avanex’s future performance. It is possible that in future quarters Avanex’s operating results may be below the expectations of public market analysts or investors. If this occurs, the price of Avanex’s common stock would likely decrease.

Market conditions in the telecommunications market may significantly harm Avanex’s financial position.

Avanex sells its products primarily to a few large customers in the telecommunications industry for use in infrastructure projects. There has recently been a reduction in spending for infrastructure projects in the telecommunications industry. The current economic downturn may lead to continued reductions in such infrastructure spending, and Avanex’s customers may continue to cancel, defer or significantly reduce their orders for Avanex’s products. Reduced infrastructure spending could also lead to increased price competition. If Avanex’s customers and potential customers continue to reduce their infrastructure spending, Avanex may fall short of its revenue expectations for future quarters or the fiscal year. In addition, customers in the communications industry tend to order large quantities of products on an irregular basis. This means that customers who account for a significant portion of Avanex’s net revenues in one quarter may not place any orders in the following quarter. These ordering patterns may result in significant quarterly fluctuations in Avanex’s operating results.

Avanex relies on a limited number of customers, and any decrease in revenues from, or loss of, one or more of these customers without a corresponding increase in revenues from other customers would harm Avanex’s operating results.

Avanex’s customer base is limited and highly concentrated. Two customers, Fujitsu Limited and Cisco, accounted for an aggregate of 74% of Avanex’s net revenue in the quarter ended March 31, 2002. Avanex expects that the majority of its revenues will continue to depend on sales of Avanex’s products to a small number of customers. If current customers do not continue to place significant orders, or if they cancel or delay current orders, Avanex may not be able to replace these orders. In addition, any downturn in the business of existing customers could result in significantly decreased sales to these customers, which could seriously harm Avanex’s revenues and results of operations. For example, declining orders from WorldCom contributed significantly to Avanex’s sequential quarterly revenue decline in fiscal 2001 and declining orders from Nortel and Fujitsu Limited have contributed to Avanex’s revenue decline from the March 31, 2001 quarter through the

December 31, 2001 quarter. Because of Avanex’s reliance on a limited number of customers, any decrease in revenues from, or loss of, one or more of these customers without a corresponding increase in revenues from other customers would harm Avanex’s operating results.

Avanex has a limited operating history, which makes it difficult to evaluate Avanex’s prospects.

Avanex is an early-stage company in the emerging photonic processor industry. Avanex was first incorporated on October 24, 1997. Because of its limited operating history, Avanex has limited insight into trends that may emerge in its industry and that affect its business. The revenue and income potential of the photonic processor industry, and Avanex’s business in particular, are unproven. Avanex began shipping its PowerFilter products to customers for evaluation in April 1999 and its PowerMux products for evaluation in the quarter ended December 31, 1999. Volume shipments of PowerFilter did not commence until the quarter ended September 30, 1999 and volume shipments of PowerMux did not commence until the quarter ended June 30, 2000. In addition, Avanex only began shipping its PowerExpress product for beta testing purposes in the quarter ended December 31, 2000, and commenced commercial shipments of this product in the quarter ended June 30, 2001. As a result of its limited operating history, Avanex has limited financial data that you can use to evaluate its business. You must consider Avanex’s prospects in light of the risks, expenses and challenges it might encounter as an early stage company in a new and rapidly evolving industry.

Avanex’s customers are not obligated to buy significant amounts of its products and may cancel or defer purchases on short notice.

Avanex’s customers typically purchase its products under individual purchase orders and may cancel, defer or decrease purchases on short notice without significant penalty. While Avanex has executed a long-term contract with one of its customers and may enter into additional long-term contracts with other customers in the future, these contracts do not obligate customers to buy significant amounts of Avanex products, and are subject to cancellation with little or no advance notice and little or no penalty. Further, certain Avanex customers have a tendency to purchase products near the end of the fiscal quarter. A cancellation or delay of such an order may cause Avanex to fail to achieve that quarter’s financial and operating goals. Decreases in purchases, cancellations of purchase orders or deferrals of purchases may have a material adverse effect on Avanex, particularly if they are not anticipated.

Avanex’s inability to introduce new products and product enhancements could prevent it from increasing revenue.

Avanex currently offers five products: PowerFilter, PowerMux, PowerExchanger, PowerExpress, and PowerShaper. The declines in demand for the PowerFilter and PowerMux products have resulted in the significant decrease in revenues during fiscal 2001 and the first half of fiscal 2002. In addition, Avanex believes that its future growth and a significant portion of its future revenue will depend on the broad commercial success of its future products. If Avanex’s target customers do not widely adopt, purchase and successfully deploy its products, Avanex’s revenues will not grow and may decline, and Avanex’s business will be seriously harmed. The successful operation of Avanex’s business depends on Avanex’s ability to anticipate market needs and to develop and introduce new products and product enhancements that respond to technological changes or evolving industry standards on a timely and cost-effective basis. Avanex’s products are complex, and new products may take longer to develop than originally anticipated. Avanex’s failure to produce technologically competitive products in a cost-effective manner and on a timely basis will seriously harm Avanex’s business, financial condition and results of operations. In particular, any failure of PowerMux, PowerShaper, PowerExpress, PowerExchanger or Avanex’s future products to achieve market acceptance could significantly harm Avanex’s business.

If Avanex fails to predict its manufacturing requirements accurately, it could incur additional costs or experience manufacturing delays, which could cause Avanex to lose orders or customers and result in lower revenues.

Avanex currently uses a rolling six-month forecast based primarily on anticipated product orders and a limited product order history to determine its requirements for components and materials. Avanex also provides these forecasts to its outsourced manufacturers. It is very important that Avanex accurately predict both the demand for its products and the lead-time required to obtain the necessary components and raw materials. Lead times for materials and components vary significantly and depend on factors such as the specific supplier, the size of the order, contract terms and demand for each component at a given time. If Avanex underestimates its component and material requirements, Avanex and its third-party outsourced manufacturers may have inadequate manufacturing capacity or inventory, which could interrupt manufacturing of Avanex’s products and result in delays in shipments and revenues. If Avanex overestimates its component and material requirements, it could have excess inventory as well as over-capitalized manufacturing facilities. For example, the inventory write-off taken in the year ended June 30, 2001 and in the nine months ended March 31, 2002 is a result of Avanex’s inability to forecast the sudden decrease in demand for Avanex’s products. Cumulatively, Avanex has taken a $38.5 million inventory write-off. While this provision is for inventory that is unique and not expected to be used based on Avanex’s six-month sales forecast, there may be instances where Avanex, due to unforeseen future demand, may utilize this excess inventory. Avanex also may experience shortages of components and materials from time to time, which could delay the manufacturing of Avanex products and could cause Avanex to lose orders or customers.

Avanex will not attract orders and customers and it may lose current orders and customers if it is unable to commit to deliver sufficient quantities of its products to satisfy major customers’ needs.

Communications service providers and optical systems manufacturers typically require that suppliers commit to provide specified quantities of products over a given period of time. If Avanex is unable to commit to deliver sufficient quantities of its products to satisfy a customer’s anticipated needs, Avanex will lose the order and the opportunity for significant sales to that customer for a lengthy period of time. Avanex may be unable to pursue large orders if it does not have sufficient manufacturing capacity to enable it to commit to provide customers with specified quantities of products.

Avanex’s dependence on independent manufacturers may result in product delivery delays and may have an adverse affect on its operations.

Avanex relies on a small number of outsourced manufacturers to manufacture its subcomponents. Avanex intends to strengthen its relationship with outsourced manufacturers so that they will eventually manufacture a substantial portion of its subcomponents, and possibly its products, in the future. The qualification of these outsourced manufacturers is an expensive and time-consuming process. Avanex’s outsourced manufacturers have a limited history of manufacturing optical subcomponents and have no history of manufacturing Avanex’s products on a turnkey basis. In addition, the products and subcomponents that these outsourced manufacturers build for Avanex may be insufficient in quality or in quantity to meet Avanex’s needs. If Avanex cannot effectively manage its relationships with these manufacturers or if they fail to deliver components in a timely manner, Avanex could experience significant delays in product shipping, which would have an adverse effect on Avanex’s business and results of operations.

If Avanex fails to effectively manage its financial and managerial controls, reporting systems and procedures, its business may not succeed.

The rapid growth, and subsequent decrease, in Avanex’s business, combined with the challenges of managing geographically dispersed operations, have placed, and will continue to place, a significant strain on Avanex’s management systems and resources. Avanex’s revenues have changed from $10.5 million in the quarter ended March 31, 2000 to $30.3 million in the quarter ended March 31, 2001 to $10.2 million in the quarter ended March 31, 2002. Avanex had 738 employees as of June 30, 2000, and 744 employees as of June 30, 2001. However, in April and July 2001, Avanex had reductions-in-force which reduced Avanex’s employees by approximately 654 people. As of March 31, 2002, Avanex had 463 employees. Avanex currently operates facilities in Fremont, California, Richardson, Texas, Newtown, Pennsylvania and Hudson, Massachusetts. Avanex expects that it will need to continue to improve its financial and managerial controls, reporting systems and procedures. However, Avanex may not be able to install adequate control systems in an efficient and timely manner, and Avanex’s current or planned operational systems, procedures and controls may not be adequate to support its future operations. Delays in the implementation of new systems or operational disruptions when Avanex transitions to new systems would impair its ability to accurately forecast sales demand, manage its product inventory and record and report financial and management information on a timely and accurate basis.

If Avanex does not reduce costs, introduce new products or increase sales volume, Avanex’s gross margin will decline.

Over Avanex’s short operating history, the average selling prices of its products has decreased over time and Avanex expects this trend to continue and potentially accelerate. Future price decreases may be due to a number of factors, including competitive pricing pressures, rapid technological change and sales discounts. Therefore, to maintain or increase its gross margin, Avanex must develop and introduce new products and product enhancements on a timely basis. Avanex must also continually reduce its costs of production. As Avanex’s average selling prices decline, Avanex must increase its unit sales volume to maintain or increase revenue. If Avanex’s average selling prices decline more rapidly than its costs of production, Avanex’s gross margin will decline, which could seriously harm Avanex’s business, financial condition and results of operations.

Avanex’s products may have defects that are not detected until full deployment of a customer’s system, which could result in a loss of customers and revenue and damage to Avanex’s reputation.

Avanex’s products are designed to be deployed in large and complex optical networks and must be compatible with existing and future components of such networks. In addition, Avanex’s products may not operate as expected and can only be fully tested for reliability when deployed in networks for long periods of time. Avanex’s customers may discover errors, defects or incompatibilities in Avanex’s products after they have been fully deployed and operated under peak stress conditions. If Avanex is unable to fix errors or other problems, Avanex could experience:

•	Loss of customers or customer orders;

•	Loss of or delay in revenues;

•	Loss of market share;

•	Loss or damage to Avanex’s brand and reputation;

•	Inability to attract new customers or achieve market acceptance;

•	Diversion of development resources;

•	Increased service and warranty costs;

•	Legal actions by Avanex’s customers; and

•	Increased insurance costs.

Avanex may be required to indemnify its customers against certain liabilities arising from defects in Avanex’s products. While Avanex carries insurance policies covering this type of liability, these policies may not provide sufficient protection should a claim be asserted. To date, product defects have not had a material negative affect on Avanex’s results of operations. However, Avanex cannot be certain that product defects will not have a material negative affect on its results of operations in the future. A material product liability claim may have significant consequences on Avanex’s ability to compete effectively and generate positive cash flow and may seriously harm Avanex’s business, financial condition and results of operations.

If Avanex does not achieve acceptable manufacturing yields in a cost-effective manner or achieve sufficient product reliability, this could delay product shipments to its customers or require Avanex to develop new manufacturing processes, which would impair its operating results.

Manufacturing Avanex’s products involves complex, labor intensive and precise processes. Changes in Avanex’s manufacturing processes or those of Avanex’s suppliers, or the inadvertent use of defective materials by Avanex or its suppliers, could significantly reduce Avanex’s manufacturing yields and product reliability. Because the majority of Avanex’s manufacturing costs are relatively fixed, manufacturing yields are critical to Avanex’s results of operations. Lower than expected production yields could delay product shipments and impair Avanex’s gross margins. Avanex may not obtain acceptable yields in the future. In some cases, existing manufacturing techniques, which involve substantial manual labor, may not allow Avanex to cost effectively meet its production goals so that Avanex achieves and maintains acceptable gross margins while meeting the cost targets of its customers. Avanex will need to develop new manufacturing processes and techniques that will involve higher levels of automation to increase Avanex’s gross margins and achieve the targeted cost levels of Avanex’s customers. If Avanex experiences delays, disruptions or quality control problems in its manufacturing operations, Avanex’s shipments of products to its customers could be delayed.

Avanex depends on key personnel to manage its business effectively in a rapidly changing market, and if Avanex is unable to hire and retain qualified personnel, Avanex’s ability to sell its products could be harmed.

Avanex’s future success depends, in part, on its ability to attract and retain highly skilled personnel. The loss of the services of any of Avanex’s key personnel, the inability to attract or retain qualified personnel in the future or delays in hiring required personnel, particularly engineers, sales personnel and marketing personnel, may seriously harm Avanex’s business, financial condition and results of operations. None of Avanex’s officers or key employees has an employment agreement for any specific term and these personnel may terminate their employment at any time. For example, Xiaofan Cao, Avanex’s Senior Vice President of Business Development and former Chief Technology Officer, will resign as a director, officer and employee of Avanex effective as of June 30, 2002. In addition, Avanex does not have “key person” life insurance policies covering any of its employees. Avanex’s ability to continue to attract and retain highly skilled personnel will be a critical factor in determining whether Avanex will be successful in the future. Competition for highly skilled personnel is intense, especially in the San Francisco Bay Area. Avanex may not be successful in attracting, assimilating or retaining qualified personnel to fulfill Avanex’s current or future needs.

Avanex faces risks associated with its international operations that could prevent it from successfully manufacturing, marketing and distributing its products internationally.

Avanex may expand its international operations in the future, including expansion of overseas product manufacturing. Further, Avanex intends to increase its international sales and the number of its international customers. This expansion may require significant management attention and financial resources to successfully develop direct and indirect international sales and support channels. Avanex may not be able to establish or maintain international market demand for its products. Avanex currently has little or no experience in manufacturing, marketing and distributing products internationally. In addition, international operations are subject to inherent risks, including, without limitation, the following:

•	Greater difficulty in accounts receivable collection and longer collection periods;

•	Difficulties and costs of staffing and managing foreign operations with personnel who have expertise in optical network technology;

•	Import or export licensing and product certification requirements;

•	Tariffs, duties, price controls or other restrictions on foreign currencies or trade barriers imposed by foreign countries;

•	Potential adverse tax consequences;

•	Seasonal reductions in business activity in some parts of the world;

•	Burdens of complying with a wide variety of foreign laws, particularly with respect to intellectual property, license requirements, environmental requirements, and homologation;

•	The impact of recessions in economies outside of the United States;

•	Unexpected changes in regulatory or certification requirements for optical systems or networks;

•	Reduced protection for intellectual property rights in some countries, including China, where some of Avanex’s subcomponents and products will be manufactured; and

•	Political and economic instability, terrorism and war.

While Avanex expects its international revenues and expenses to be denominated predominantly in U.S. dollars, a portion of Avanex’s international revenues and expenses may be denominated in foreign currencies in the future. Therefore, fluctuations in the value of foreign currencies could have a negative impact on the profitability of Avanex’s global operations, which would seriously harm Avanex’s business, financial condition and results of operations.

Because Avanex depends on single or limited sources of supply with long lead times for some key components of its products and some of its equipment, Avanex could encounter difficulties in meeting scheduled product deliveries to its customers, which could cause customers to cancel orders.

Avanex purchases several key components used in its products and equipment from single or limited sources of supply, including Nippon Sheet Glass, Mitsubishi Corporation, Wave Precision, Inc., REO, Inc., VLOC, Inc., Ericsson Corporation, Browave Corporation, Foxconn Optical Technology and Agilent Technologies. These key components include filters, lenses, specialty glass and test and measurement equipment. Avanex has no guaranteed supply arrangements with any of these suppliers, and Avanex typically purchases its components and equipment through purchase orders. Avanex has experienced shortages and delays in obtaining components and equipment in the past, which adversely impacted delivery of its products, and Avanex may fail to obtain these components and equipment in a timely manner in the future. Any interruption or delay in the supply of any of these components or equipment, or the inability to obtain these components or equipment from alternate sources at acceptable prices, at acceptable quality and within a reasonable amount of time, would impair Avanex’s ability to meet scheduled product deliveries to its customers and could cause customers to cancel orders. Avanex’s inability to obtain supplies and materials in sufficient quality or quantity will seriously harm the yield and production of Avanex’s products and could seriously harm its business.

Avanex’s facilities are vulnerable to damage from earthquakes and other natural disasters.

Avanex’s assembly facilities are located on or near known earthquake fault zones and are vulnerable to damage from fire, floods, earthquakes, power loss, telecommunications failures and similar events. If such a disaster occurs, Avanex’s ability to assemble, test and ship its products would be seriously, if not completely, impaired, which would seriously harm Avanex’s business, financial condition and results of operations. Avanex cannot be certain that the insurance Avanex maintains against fires, floods and general business interruptions will be adequate to cover Avanex’s losses in any particular case.

Avanex’s facilities are vulnerable to power outages.

Avanex’s assembly facilities are located in the State of California, which presently is experiencing a severe shortage of electrical power. Avanex has experienced several power outages in the recent past, and Avanex may experience additional power outages in the future. These power outages have halted Avanex’s production operations. If such future power outages occur, Avanex’s ability to assemble, test and ship products would be seriously impaired, which could seriously harm Avanex’s business, financial condition and results of operations, particularly if these power outages occur in the last month of Avanex’s fiscal quarter. Avanex cannot be sure that the insurance Avanex maintains against general business interruptions will be adequate to cover Avanex’s losses in this particular case, if at all.

Avanex could incur costs and experience disruptions complying with environmental regulations and other regulations.

Avanex handles small amounts of hazardous materials as part of its manufacturing activities. Although Avanex believes that it has complied to date with all applicable environmental regulations in connection with its operations, Avanex may incur environmental remediation costs to comply with current or future environmental laws. Avanex introduced its PowerExpress product, which is currently in commercial deployment, during the quarter ended March 31, 2001. Its PowerExpress product is the first product offered by Avanex that incorporates firmware and electronic components. In the future, Avanex plans to introduce more products, which will incorporate firmware and electronic components. The additional level of complexity created by combining firmware and electronic components with Avanex’s optical components requires that Avanex comply with additional regulations, both domestically and abroad, related to power consumption, electrical emissions and homologation. Any failure to successfully obtain the necessary permits or comply with the necessary regulations in a timely manner or at all could seriously harm Avanex’s sales of these products and its business.

Avanex expects competition to increase.

Avanex believes that its principal competitors in the optical systems and component industry include Agere Systems, Alcatel Optronics, Bookham Technology, Chorum Technologies, Corning, Finisar, Fujitsu Limited, JDS Uniphase, Lucent Technologies, New Focus, Inc., Nortel Networks, Optical Communication Products, Stratos Lightwave and Wavesplitter Technologies. Avanex may also face competition from companies that may expand into Avanex’s industry in the future and may introduce additional competitive products. Some of Avanex’s competitors have longer operating histories and significantly greater financial, technical, marketing and other resources than Avanex. As a result, some of these competitors are able to devote greater resources to the development, promotion, sale and support of their products. In addition, Avanex’s competitors that have larger market capitalizations or cash reserves are better positioned than Avanex to acquire other companies in order to gain new technologies or products that may displace Avanex’s product lines. Many of Avanex’s competitors and potential competitors have significantly more established sales and customer support organizations. In addition, many of Avanex’s competitors have much greater name recognition and have more extensive customer bases, better developed distribution channels and broader product offerings.

Some existing customers and potential future customers are also Avanex’s competitors. These customers may develop or acquire additional competitive products or technologies in the future, which may cause them to reduce or cease their purchases from Avanex. Further, these customers may reduce or discontinue purchasing Avanex’s products if they perceive Avanex as a serious competitive threat in those or other products with their customers. As a result of these factors, Avanex expects that competitive pressures will intensify and may result in price reductions, reduced margins and loss of market share.

As Avanex’s competitors consolidate, they may offer products or pricing which Avanex cannot compete with, which could cause Avanex’s revenues to decline.

Consolidation in the fiber optic component industry could intensify the competitive pressures that Avanex faces. For example, three of Avanex’s competitors, JDS Uniphase, SDL, Inc. and E-Tek Dynamics, Inc. merged over the past several years. This merged company has announced its intention to offer more integrated products that could make Avanex’s products less competitive. Avanex’s customers may prefer to purchase products from

Avanex’s competitors who offer broader product lines, which would negatively affect Avanex’s sales and operating results.

If Avanex’s customers do not qualify Avanex’s manufacturing lines for volume shipments, Avanex’s products may be dropped from supply programs and Avanex’s operating results could suffer.

Customers generally will not purchase any of Avanex’s products, other than limited numbers of evaluation units, before they qualify Avanex’s products, approve Avanex’s manufacturing processes and approve Avanex’s quality control system. Customers may require that Avanex be registered and maintain registration under international quality standards, such as ISO 9001. Avanex successfully passed the ISO 9001 registration audit and received formal registration of Avanex’s quality system in August 2000 and passed the review in August 2001. Delays in product qualification or losing ISO 9001 registration by Avanex, may cause a product to be removed from a long-term supply program and result in significant lost revenue opportunity over the term of that program.

Avanex’s lengthy and variable qualification and sales cycle makes it difficult to predict the timing of a sale or whether a sale will be made, which may cause Avanex to have excess manufacturing capacity or inventory and negatively impact Avanex’s operating results.

Customers typically expend significant efforts in evaluating and qualifying Avanex’s products and manufacturing processes. This evaluation and qualification process frequently results in lengthy sales cycles, typically ranging from three to nine months and sometimes longer. While Avanex’s customers are evaluating its products, and before they place an order with Avanex, Avanex may incur substantial sales and marketing and research and development expenses, expend significant management efforts, increase manufacturing capacity and order long-lead-time supplies. If Avanex increases capacity and orders supplies in anticipation of an order that does not materialize, Avanex’s gross margins will decline and Avanex will have to carry or write off excess inventory. Even if Avanex receives an order, if it is required to add additional manufacturing capacity in order to service the customer’s requirements, such manufacturing capacity may be underutilized in a subsequent quarter, especially if an order is delayed or cancelled. Either situation could cause Avanex’s results of operations to be below the expectations of investors and public market analysts, which could, in turn, cause the price of Avanex’s common stock to decline. Avanex’s long sales cycles, as well as the practice of companies in the communications industry to sporadically place large orders with short lead times, may cause Avanex’s revenues and operating results to vary significantly and unexpectedly from quarter to quarter.

Avanex will lose significant sales and may not be successful if its customers do not qualify its products to be designed into their products and systems.

In the communications industry, service providers and optical systems manufacturers often undertake extensive qualification processes prior to placing orders for large quantities of products such as Avanex’s, because these products must function as part of a larger system or network. Once they decide to use a particular supplier’s product or component, these potential customers design the product into their system, which is known as a “design-in” win. Suppliers whose products or components are not designed in are unlikely to make sales to that company until the adoption of a future redesigned system at the earliest. Even then, many companies may be reluctant to design entirely new products into their new systems, as it could involve significant additional redesign efforts. If Avanex fails to achieve design-in wins in potential customers’ qualification processes, Avanex may lose the opportunity for significant sales to such customers for a lengthy period of time.

If carriers for new telecommunications systems deployments do not select Avanex’s systems-level customers, Avanex’s shipments and revenues will be reduced.

Sales of Avanex’s components depend on sales of fiber optic telecommunications systems by Avanex’s systems-level customers, which are shipped in quantity when telecommunications service providers, or carriers, add capacity. Systems manufacturers compete for sales in each capacity deployment. If systems manufacturers that use Avanex’s products in their systems do not win a contract, their demand for Avanex’s products will decline, reducing Avanex’s future revenues. Similarly, a carrier’s delay in selecting systems manufacturers for a deployment could delay Avanex’s shipments and revenues.

If the Internet does not continue to expand as a widespread communication and commerce media, demand for Avanex’s products may decline further.

Avanex’s future success depends on the continued growth of the Internet as a widely-used medium for commerce and communication and the continuing demand for increased bandwidth over communications networks. If the Internet does not continue to expand as a widespread communication medium and commercial marketplace, the need for significantly increased bandwidth across networks and the market for optical transmission products may not develop. As a result, it would be unlikely that Avanex’s products would achieve commercial success.

If the communications industry does not achieve a rapid and widespread transition to optical networks, Avanex’s business will not succeed.

The market for Avanex’s products is relatively new and evolving. Future demand for Avanex’s products is uncertain and will depend to a great degree on the speed of the widespread adoption of optical networks. If the transition occurs too slowly or ceases altogether, the market for Avanex’s products and the growth of Avanex’s business will be significantly limited.

Avanex’s stock price is highly volatile.

The trading price of Avanex common stock has fluctuated significantly since Avanex’s initial public offering in February 2000 and is likely to remain volatile in the future. In addition, the trading price of Avanex common stock could be subject to wide fluctuations in response to many events or factors, including without limitation, the following:

•	Quarterly variations in Avanex’s operating results;

•	Changes in financial estimates by securities analysts;

•	Changes in market valuations or financial results of telecommunications-related companies;

•	Announcements by Avanex or its competitors of technology innovations, new products or of significant acquisitions, strategic partnerships or joint ventures;

•	Any deviation from projected growth rates in revenues;

•	Any loss by Avanex of a major customer or a major customer order;

•	Additions or departures of key management or engineering personnel;

•	Any deviations in Avanex’s net revenues or losses from levels expected by securities analysts;

•	Activities of short sellers and risk arbitrageurs;

•	Future sales of Avanex’s common stock; and

•	Volume fluctuations, which are particularly common among highly volatile securities of telecommunications-related companies.

In addition, the stock market has experienced volatility that has particularly affected the market prices of equity securities of many high technology companies and that often has been unrelated or disproportionate to the operating performance of these companies. These broad market fluctuations may adversely affect the market price of Avanex’s common stock. As long as Avanex continues to depend on a limited customer base and a limited number of products, there is substantial risk that Avanex’s quarterly results will vary widely. Furthermore, if Avanex’s stockholders sell substantial amounts of Avanex’s common stock in the public market during a short period of time, Avanex’s stock price may decline significantly.

Current and future litigation against Avanex could be costly and time consuming to defend.

In August 2001, two putative class action lawsuits were filed against Avanex, certain officers and directors of Avanex, and the underwriters of Avanex’s initial public offering. The lawsuits allege that the underwriters received excessive commissions and manipulated Avanex’s stock price after the initial public offering. In addition, on May 31, 2002, High Hopes Enterprises Ltd. and Hon Hai Precision Industry Co., Ltd., filed an action in the Superior Court of California, County of Alameda, against Avanex alleging breach of an oral contract, breach of the covenant of good faith and fair dealing, breach of implied contract, promissory estoppel, deceipt by fraud and deceipt by negligent misrepresentation. The complaint seeks compensatory damages “in an amount of no less than $41,500,000, with interest thereon,” as well as punitive damages, attorneys’ fees and costs. While Avanex believes it has meritorious defenses and will vigorously defend each of these charges, an unfavorable result in litigation could be costly to Avanex. Litigation may result in substantial costs and may divert management’s attention and resources, which could seriously harm Avanex’s business, financial condition and results of operations.

If Avanex is unable to protect its proprietary technology, this technology could be misappropriated, which would make it difficult to compete in its industry.

Avanex relies on a combination of patent, copyright, trademark and trade secret laws and restrictions on disclosure to protect its intellectual property rights. Although as of March 31, 2002, Avanex had 42 U.S. patents issued or allowed and 3 foreign patents issued or allowed, Avanex cannot assure you that the remaining 64 non-provisional and 15 provisional U.S. patent applications and 24 foreign patent applications that it has filed as of March 31, 2002 have been approved or will be approved. In addition, Avanex cannot assure you that any patents that have been issued or may issue will protect its intellectual property or that any patents issued will not be challenged by third parties. Much of Avanex’s intellectual property has trade secrets implications, which requires much more monitoring and control mechanisms to protect. Despite Avanex’s efforts to protect its proprietary rights, unauthorized parties may attempt to copy or otherwise obtain and use Avanex’s products or technology. Monitoring unauthorized use of Avanex’s products is difficult, and Avanex cannot be certain that the steps it has taken will prevent misappropriation of its technology. Further, other parties may independently develop similar or competing technology or design around any patents that may be issued to Avanex. Avanex uses various methods to attempt to protect its intellectual property rights. However, Avanex cannot be certain that the steps Avanex has taken will prevent the misappropriation of Avanex’s intellectual property, particularly in foreign countries, such as China, where the laws may not protect Avanex’s proprietary rights as fully as in the United States.

If necessary licenses of third-party technology become unavailable to Avanex or become very expensive, Avanex may become unable to develop new products and product enhancements, which would prevent Avanex from operating its current business.

From time to time Avanex may be required to license technology from third parties to develop new products or product enhancements. Avanex cannot assure you that third-party licenses will be available to Avanex on commercially reasonable terms, if at all. The inability to obtain any third-party license required to develop new products and product enhancements could require Avanex to obtain substitute technology of lower quality or performance standards or at greater cost, either of which could prevent Avanex from operating its business. Avanex licenses technology from Fujitsu Limited related to their proprietary virtually imaged phased array technology that is critical to Avanex’s PowerShaper product. The license agreement expires, unless earlier terminated, when the latest issued patent covered by the agreement expires. Currently, the latest issued patent covered by the agreement will expire on October 10, 2017. The license agreement is also subject to termination upon the acquisition of more than a 50% interest in Avanex by certain major communications system suppliers. Thus, if Avanex is acquired by any of these specified companies, Avanex will lose this license. The existence of this license termination provision may have an anti-takeover effect in that it would discourage those specified companies from acquiring Avanex.

Avanex could become subject to litigation regarding intellectual property rights, which could divert management attention, cause Avanex to incur significant costs and prevent Avanex from selling or using the challenged technology.

Avanex may be a party to litigation in the future to protect Avanex’s intellectual property or as a result of an alleged infringement of others’ intellectual property, or Avanex may be subject to litigation to defend Avanex’s intellectual property against infringement claims of others. These claims and any resulting lawsuit, if successful, could subject Avanex to significant liability for damages and invalidation of Avanex’s proprietary rights. These lawsuits, regardless of their success, would likely be time-consuming and expensive to resolve and would divert management time and attention. Any potential intellectual property litigation also could force Avanex to do one or more of the following:

•	Stop selling, incorporating or using Avanex’s products that use the challenged intellectual property;

•	Obtain from the owner of the infringed intellectual property right a license to sell or use the relevant technology, which license may not be available on reasonable terms, or at all;

•	Redesign the products that use the technology; or

•	Indemnify certain customers against intellectual property claims asserted against them.

If Avanex is forced to take any of these actions, Avanex’s business may be seriously harmed. Although Avanex carries general liability insurance, Avanex’s insurance may not cover potential claims of this type or may not be adequate to indemnify Avanex for all liability that may be imposed. Avanex may in the future initiate claims or litigation against third parties for infringement of Avanex’s proprietary rights in order to determine the scope and validity of Avanex’s proprietary rights or the proprietary rights of competitors. These claims could result in costly litigation and the diversion of Avanex’s technical and management personnel.

Acquisitions and investments may adversely affect Avanex’s business.

Avanex regularly reviews acquisition and investment prospects that would complement Avanex’s existing product offerings, augment Avanex’s market coverage, secure supplies of critical materials or enhance Avanex’s technological capabilities. For example, in July 2000, Avanex acquired substantially all of the assets and certain liabilities of Holographix Inc. and in November 2001, Avanex acquired LambdaFlex, Inc. Acquisitions or investments could result in a number of financial consequences, including:

•	Potentially dilutive issuances of equity securities;

•	Large one-time write-offs;

•	Reduced cash balances and related interest income;

•	Higher fixed expenses which require a higher level of revenues to maintain gross margins;

•	The incurrence of debt and contingent liabilities; and

•	Amortization expenses related to intangible assets.

Furthermore, acquisitions involve numerous operational risks, including:

•	Difficulties integrating operations, personnel, technologies, products and the information systems of the acquired companies;

•	Diversion of management’s attention from other business concerns;

•	Diversion of resources from existing businesses, products or technologies;

•	Risks of entering geographic and business markets in which Avanex has no or limited prior experience; and

•	Potential loss of key employees of acquired organizations.

Certain provisions could delay or prevent a change of control of Avanex.

Certain provisions of Avanex’s certificate of incorporation and bylaws and Delaware law may discourage, delay or prevent a merger or acquisition that a stockholder may consider favorable. These provisions allow Avanex to issue preferred stock with rights senior to those of Avanex’s common stock and impose various procedural and other requirements that could make it more difficult for Avanex’s stockholders to effect certain corporate actions. In addition, Avanex’s license agreement with Fujitsu Limited could discourage certain companies from making a bid to acquire Avanex because it terminates if certain major communications systems suppliers acquire Avanex.

Insiders have substantial control over and could delay or prevent a change in Avanex’s corporate control, which may negatively affect your investment.

As of March 31, 2002, Avanex’s executive officers, directors and entities affiliated with them, in the aggregate, beneficially owned approximately 17% of Avanex’s outstanding common stock. These stockholders, if acting together, potentially would be able to significantly influence all matters requiring approval by Avanex’s stockholders, including the election of directors and the approval of mergers or other business combination transactions.

Risks Related to Oplink

In determining whether to approve the proposals Avanex stockholders and Oplink stockholders should carefully read the following risk factors. These risks all relate to Oplink’s current business and may also apply to the business of the combined company following the merger.

Oplink has incurred significant losses, and its failure to increase its revenues could prevent oplink from achieving profitability.

Oplink has incurred significant losses since its inception in 1995 and expects to incur losses in the future. Oplink incurred net losses of $8.4 million, $6.7 million and $45.0 million for the fiscal quarters ended March 31, 2002, December 31, 2001, and September 30, 2001, respectively, and $80.4 million, $24.9 million and $3.5 million for the fiscal years ended June 30, 2001, 2000 and 1999, respectively. Oplink has not achieved profitability on a quarterly basis. As of March 31, 2002, Oplink had an accumulated deficit of $173.0 million. Oplink will need to generate significantly greater revenues while containing costs and operating expenses to achieve profitability. Its revenues may not grow in future quarters, and Oplink may never generate sufficient revenues to achieve profitability.

Oplink depends upon a small number of customers for a substantial portion of its revenues, and any decrease in revenues from, or loss of, these customers without a corresponding increase in revenues from other customers would harm its operating results.

Oplink depends upon a small number of customers for a substantial portion of its revenues. Oplink’s top five customers together accounted for 58.5% and 55.1% of its revenues in the three months and nine months ended March 31, 2002, respectively. Siemens, Marubun Corporation and Agere each accounted for revenues greater than 10% for the three months ended March 31, 2002. Siemens, Marubun Corporation and Lucent Technologies each accounted for revenues greater than 10% for the nine months ended March 31, 2002. Oplink expects that it will continue to depend upon a small number of customers, although most likely not the same customers, for a substantial portion of its revenues.

Oplink’s revenues generated from these customers, individually or in the aggregate, may not reach or exceed historic levels in any future period. For example, Oplink may not be the sole source of supply to its customers, and they may choose to purchase products from other vendors. Furthermore, the businesses of its existing customers are experiencing a downturn, which is resulting, in some instances, in significantly decreased sales to these customers and harming Oplink’s results of operations. Loss or cancellations of orders from, or any further downturn in the business of, any of its customers could harm its business. Oplink’s dependence on a small number of customers may increase if the optical components industry and its target markets continue to consolidate.

Because Oplink did not commence sales of its products until late 1996 and only recently began selling its products in large volume, Oplink may be unable to accurately forecast its revenues, and its quarterly revenues and operating results may continue to fluctuate significantly from quarter to quarter.

Oplink did not commence sales of its products until late 1996 and only recently began selling its products in large volume. As a result, it is difficult to forecast its revenues accurately. You should not rely on our results for one quarter or past quarters as any indication of Oplink’s future performance. Quarterly variations in its operations have resulted in significant volatility in Oplink’s stock price and the market price for its common stock might fall. Moreover, Oplink’s revenues, expenses and operating results have varied significantly from quarter to quarter in the past and may continue to fluctuate significantly in the future. Oplink’s operating results may be below the expectations of securities analysts or investors in future quarters. If this occurs, the price of its common stock is likely to decrease.

The factors, many of which are more fully discussed in other risk factors, that are likely to cause these variations include, among others:

•	economic downturn of the fiber optic industry;

•	economic conditions specific to the communications and related industries and the development and size of the markets for its products;

•	fluctuations in demand for, and sales of, its products;

•	cancellations of orders and shipment rescheduling;

•	the availability of raw materials used in its products and increases in the price of these raw materials;

•	the ability of its manufacturing operations in China to timely produce and deliver products and components in the quantity and of the quality Oplink requires;

•	the ability to achieve acceptable production yields;

•	the practice of communication equipment suppliers to sporadically place large orders with short lead times;

•	the mix of products and the average selling prices of the products Oplink sells;

•	competitive factors, including introductions of new products and product enhancements by competitors, entry of new competitors into the optical networking components market and pricing pressures;

•	Oplink’s ability to develop, introduce, manufacture and ship new and enhanced optical networking products in a timely manner without defects; and

•	costs associated with and the outcomes of any intellectual property or other litigation to which Oplink is, or may become, a party.

Due to the factors noted above and other risks discussed in this section, Oplink believes that quarter-to-quarter comparisons of its operating results will not be meaningful.

Because a high percentage of Oplink’s expenses is fixed in the short term, its operating results are likely to be harmed if Oplink experience further delays in generating and recognizing revenues.

A high percentage of Oplink’s expenses, including those related to manufacturing, engineering, research and development, sales and marketing and general and administrative functions, are fixed in the short term. As a result, if Oplink experiences further delays in generating and recognizing revenues, its quarterly operating results are likely to be harmed. For example, during the five quarters ended March 31, 2002, Oplink experienced such delays. In the third and fourth quarter of fiscal 2001 and the first, second and third quarter of fiscal 2002, its loss from operations was $25.2 million, $29.4 million, $45.0 million, $6.7 million and $8.4 million, respectively. As Oplink improves its manufacturing processes as a result of its recent move to China, Oplink will incur expenses in one quarter relating to the recent move that may not result in off-setting revenues until a subsequent quarter. New product introductions can also result in a mismatching of research and development expenses and sales and marketing expenses that are incurred in one quarter with revenues that are not recognized until a subsequent quarter when the new product is introduced. If growth in Oplink’s revenues does not exceed the increase in its expenses, its results of operations will be harmed.

If Oplink fails to effectively monitor its manufacturing capacity, Oplink may not be able to deliver sufficient quantities of products to its customers in a timely manner, which would harm its operating results.

Oplink manufactures all of its products in its facilities in San Jose, California and Shanghai and Zhuhai, China and has moved substantially all of its manufacturing capacity to its Zhuhai facility. Its facilities in Beijing and Chengdu are closed. Its facility at Fuzhou is idle and will be closed in accordance with its restructuring plans. Oplink must still devote significant resources to the transition of its manufacturing capacity to China, and such transition will be expensive, will require management’s time and may disrupt its operations. Additional risks associated with the recent move of its manufacturing capacity include:

•	a lack of availability of qualified management and manufacturing personnel;

•	difficulties in achieving adequate yields from new manufacturing lines;

•	inability to quickly implement an adequate set of financial controls to track levels of inventory; and

•	inability to procure the necessary raw materials and equipment.

Communications equipment suppliers typically require that their vendors commit to provide specified quantities of products over a given period of time. Oplink may be unable to pursue many large orders if Oplink does not have sufficient manufacturing capacity to enable it to commit to provide customers with specified quantities of products. If Oplink is unable to commit to deliver sufficient quantities of its products to satisfy a customer’s anticipated needs, Oplink will lose the order and the opportunity for significant sales to that customer for a lengthy period of time. Furthermore, if Oplink fails to fulfill orders to which Oplink has committed, it will lose revenue opportunities and its customer relationships may be harmed.

If Oplink fails to effectively manage its operations, including any reductions or increases in the number of its employees, its operating results could be harmed.

Primarily as a result of the economic downturn and slowdown in capital spending, particularly in the communications industry, Oplink recently implemented a number of cost-cutting measures, including reductions in its workforce. The impact of these cost-cutting measures, combined with the challenges of managing its geographically-dispersed operations, has placed, and will continue to place, a significant strain on its management systems and resources. In addition, its ability to effectively manage its operations will be challenged to the extent that Oplink begins expanding its workforce. Oplink expects that it will need to continue to improve its financial and managerial controls, reporting systems and procedures, and will need to continue to train and manage its workforce worldwide. Any failure to effectively manage its operations could harm Oplink’s operating results.

If Oplink fails to effectively manage its inventory levels, its operating results could be harmed.

Because Oplink experiences long lead times for raw materials and is often required to purchase significant amounts of raw materials far in advance of product shipments, Oplink may not effectively manage its inventory levels, which could harm its operating results. For example, in the nine months ended March 31, 2002 and the fiscal year ended June 30, 2001, Oplink recorded a $10.4 million and a $30.6 million, respectively, provision for excess and obsolete inventory due to the downturn in the fiber optics industry, and its gross margin, excluding non-cash compensation expense, decreased to 3.7% and (38.1%) for the three months and nine months ended March 31, 2002 from 8.3% for the fiscal year ended June 30, 2001.

If Oplink underestimates its requirements, it may have inadequate inventory, which could result in delays in shipments and loss of customers.

If Oplink purchases raw materials in anticipation of orders that do not materialize, Oplink will have to carry or write off excess inventory and its gross margins will decline. Even if Oplink receives these orders, the additional manufacturing capacity that it adds to meet customer requirements may be underutilized in a subsequent quarter. In this regard, Oplink experienced significant increases in provisions for excess and obsolete inventory, which harmed its gross margins, through the nine months ended March 31, 2002 and the fiscal year ended June 30, 2001.

Oplink has recently implemented an automated manufacturing management system to replace its previous system that tracked most of its data, including some inventory levels, manually. The conversion from its previous systems used in San Jose occurred in the fourth quarter of fiscal 2001, and the conversion in China occurred in December 2001. Failure to effectively complete the transition to this new system in China could harm its results and increase the risk that Oplink may fail to effectively manage its inventory.

Because Oplink depends on third parties to supply some of its raw materials and equipment, Oplink may not be able to obtain sufficient quantities of these materials and equipment, which could limit its ability to fill customer orders and harm its operating results.

Difficulties in obtaining raw materials in the future may limit Oplink’s product shipments. Oplink depends on third parties to supply the raw materials and equipment it uses to manufacture its products. To be competitive, Oplink must obtain from its suppliers, on a timely basis, sufficient quantities of raw materials at acceptable prices. Oplink obtains most of its critical raw materials from a single or limited number of suppliers and generally does not have long-term supply contracts with them. As a result, its suppliers could terminate the supply of a particular material at any time without penalty.

Oplink’s failure to obtain these materials or other single or limited-source raw materials could delay or reduce its product shipments, which could result in lost orders, increase its costs, reduce its control over quality and delivery schedules and require Oplink to redesign its products. Some of Oplink’s raw material suppliers are single sources, and finding alternative sources may involve significant expense and delay, if these sources can be found at all. For example, all of its GRIN lenses, which are incorporated into substantially all of its products, are obtained from Nippon Sheet Glass, the sole supplier worldwide of GRIN lenses. If a significant supplier became unable or unwilling to continue to manufacture or ship materials in required volumes, Oplink would have to identify and qualify an acceptable replacement. A material delay or reduction in shipments, any need to identify and qualify replacement suppliers or any significant increase in its need for raw materials that cannot be met on acceptable terms could harm its business.

Oplink also depends on a limited number of manufacturers and vendors that make and sell the complex equipment Oplink uses in its manufacturing process. In periods of high market demand, the lead times from order to delivery of this equipment could be as long as six months. Delays in the delivery of this equipment or increases in the cost of this equipment could harm its operating results.

Oplink competes in a highly competitive industry, and if Oplink is unable to compete successfully its revenues could decline, which would harm its operating results.

The fiber optic components industry is intensely competitive. Oplink believes that its principal competitors are the major manufacturers of optical components and subsystems and modules, including vendors selling to third parties and business divisions within communications equipment suppliers. Its principal competitors in the components market include Corning, DiCon Fiberoptics, Furukawa Electrical, New Focus, Nortel, Sumitomo, Tyco Electronics and JDS Uniphase. Oplink believes that it primarily competes with diversified suppliers, such as Corning, JDS Uniphase and Nortel, for the majority of its product line and to a lesser extent with niche players that offer more limited product lines. Competitors in any portion of its business may also rapidly become competitors in other portions of its business. In addition, its industry has recently experienced significant consolidation, and Oplink anticipates that further consolidation will occur. This consolidation has further increased competition.

Many of its current and potential competitors have significantly greater financial, technical, marketing, purchasing, manufacturing and other resources than Oplink does. As a result, these competitors may be able to respond more quickly to new or emerging technologies and to changes in customer requirements, to devote greater resources to the development, promotion and sale of products, or to deliver competitive products at lower prices.

Several of its existing and potential customers are also current and potential competitors of Oplink. These companies may develop or acquire additional competitive products or technologies in the future and thereby reduce or cease their purchases from Oplink. In light of the consolidation in the optical networking industry, Oplink also believes that the size of the optical component and module suppliers will become increasingly important to its current and potential customers in the future. Oplink may not be able to compete successfully with existing or new competitors, and the competitive pressures Oplink faces may result in lower prices for its products, loss of market share, or reduced gross margins, any of which could harm its business.

New technologies are emerging due to increased competition and customer demand. The introduction of new products incorporating new technologies or the emergence of new industry standards could make Oplink’s existing products noncompetitive. For example, new technologies are being developed in the design of wavelength division multiplexers that compete with the thin film filters that Oplink incorporates in its products. These technologies include arrayed waveguide grating, or AWG, and fiber bragg grating, or FBG. If its competitors adopt new technologies before Oplink does, it could lose market share and its business would suffer.

Substantially all of Oplink’s manufacturing operations are located in China, which exposes Oplink to the risk that its failure to comply with the laws and regulations of China, or events in that country, will disrupt its operations.

Substantially all of its manufacturing operations are located in China and are subject to the laws and regulations of China. Its operations in China may be adversely affected by changes in the laws and regulations of China, such as those relating to taxation, import and export tariffs, environmental regulations, land use rights, property and other matters. China’s central or local government may impose new, stricter regulations or interpretations of existing regulations, which would require additional expenditures. China’s economy differs from the economies of many countries in terms of structure, government involvement, degree of enforcement of laws and regulations, level of development, growth rate, capital reinvestment, allocation of resources, self-sufficiency and rate of inflation, among others. Oplink’s results of operations and financial condition may be harmed by changes in the political, economic or social conditions in China.

In addition, events out of Oplink’s control in China, such as political unrest, terrorism, war, labor strikes and work stoppages, could disrupt its operations. There currently is political tension between the United States and China, which could lead to a breakdown in trade relations. There is also significant tension between China and Taiwan, which could result in hostilities. Additionally, China has stepped up its condemnation of the United States’ pledge of military support to Taiwan, which could lead to potential political, economic or military instability. If such instability or other events cause a disruption in Oplink’s operations, it would be difficult for Oplink to establish manufacturing operations at an alternative location on comparable terms.

Disruption to commercial activities in the United States or in other countries may adversely impact Oplink’s results of operations, its ability to raise capital or its future growth.

Oplink’s operations in the United States and China also expose it to the following general risks associated with international operations:

•	disruptions to commercial activities or damage to facilities as a result of political unrest, war, terrorism, labor strikes and work stoppages;

•	difficulties and costs of staffing and managing foreign operations with personnel who have expertise in optical network technology;

•	unexpected changes in regulatory or certification requirements for optical systems or networks;

•	disruptions in the transportation of products and other risks related to the infrastructure of foreign countries;

•	fluctuations in the value of currencies; and

•	economic instability.

To the extent that such disruptions interfere with its commercial activities, Oplink’s results of operations could be harmed.

Currency restrictions in China may limit the ability of the Oplink’s subsidiaries in China to obtain and remit foreign currency necessary for the purchase of imported components and may limit Oplink’s ability to obtain and remit foreign currency in exchange for Renminbi earnings.

China’s government imposes controls on the convertibility of Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. Any shortages in the availability of foreign currency may restrict the ability of Oplink’s China subsidiaries to obtain and remit sufficient foreign currency to pay dividends to Oplink, or otherwise satisfy their foreign currency denominated obligations, such as payments to Oplink for components which Oplink exports to them and for technology licensing fees. Such shortages may also cause Oplink to experience difficulties in completing the administrative procedures necessary to obtain and remit needed foreign currency. Under the current foreign exchange control system sufficient foreign currency is presently available for the Oplink China subsidiaries to purchase imported components or to repatriate profits to their parent, but as demands on China’s foreign currency reserves increase over time to meet its commitments, sufficient foreign currency may not be available to satisfy China’s currency needs.

Oplink’s business could be negatively impacted if it is unable to convert and remit its sales received in Renminbi into U.S. dollars. Under existing foreign exchange laws, Renminbi held by the Oplink’s China subsidiaries can be converted into foreign currencies and remitted out of China to pay current account items such as payments to suppliers for imports, labor services, payment of interest on foreign exchange loans and distributions of dividends so long as the subsidiaries have adequate amounts of Renminbi to purchase the foreign currency. Expenses of a capital nature such as the repayment of bank loans denominated in foreign currencies, however, require approval from appropriate governmental authorities before Renminbi can be used to purchase foreign currency for remittance out of China. This system could be changed at any time by executive decision of the State Council to impose limits on current account convertibility of the Renminbi or other similar restrictions.

Moreover, even though the Renminbi is intended to be freely convertible on current accounts, the State Administration of Foreign Exchange, which is responsible for administering China’s foreign currency market, has a significant degree of administrative discretion in interpreting and implementing foreign exchange control regulations. From time to time, the State Administration of Foreign Exchange has used this discretion in ways that effectively limit the convertibility of current account payments and restrict remittances out of China. Furthermore, in many circumstances the State Administration of Foreign Exchange must approve foreign currency conversions and remittances. Under the current foreign exchange control system, sufficient foreign currency may not always be available in the future at a given exchange rate to satisfy Oplink’s currency demands.

If tax benefits available to Oplink’s subsidiaries located in China are reduced or repealed, Oplink’s business could suffer.

Oplink’s subsidiaries located in China enjoy tax benefits in China that are generally available to foreign investment enterprises, including full exemption from national enterprise income tax for two years starting from the first profit-making year and/or a 50% reduction in national income tax rate for the following three years. If Oplink’s China subsidiaries are unable to extend their tax benefits, Oplink’s financial condition and results of operations may be adversely impacted. Oplink’s tax holiday expired on December 31, 2001, and it is in the first year of a 50% reduction in the national income tax rate. In addition, local enterprise income tax is often waived or reduced during this tax holiday/incentive period. Under current regulations in China, foreign investment enterprises that have been accredited as technologically advanced enterprises are entitled to an additional three year reduction in national income tax by 50%, with a provision that the income tax rate as so reduced may not be lower than 10%.

One of Oplink’s subsidiaries in China has been accredited as a technologically advanced enterprise and three others are applying for such accreditation, which may or may not be granted to them. As a technologically advanced enterprise, the tax holiday applicable to Zhuhai Oplink will expire at the end of 2007. At the time such tax holiday expires, the tax rate will increase from 10% to 15% in respect of Zhuhai Oplink. If, after the expiration of the respective tax holidays, Oplink’s China subsidiaries export at least 70% (by value) of their annual production, they will be entitled to a 50% reduction in their tax rate, but not below a tax rate of 10% in each year in which they achieve such export ratio. If Oplink’s China subsidiaries are unable to extend their respective tax holidays by qualifying as export oriented enterprises or becoming accredited as technologically advanced enterprises, Oplink’s financial condition and results of operations may be adversely impacted.

Additionally, the Chinese government is considering the imposition of a “unified” corporate income tax that would phase out, over time, the preferential tax treatment to which foreign-funded enterprises are currently entitled. While it is not certain whether the government will implement such a unified tax structure or whether, if implemented, Oplink will be grandfathered into the new tax structure, if the new tax structure is implemented, it will adversely affect Oplink’s financial condition.

Oplink’s wavelength expansion products have accounted for a majority of its revenues, and its revenues could be harmed if the price of or demand for these products further declines or if these products fail to achieve broader market acceptance.

Oplink believes that its future growth and a significant portion of its future revenues will depend on the commercial success of its wavelength expansion products. Customers that have purchased wavelength expansion products may not continue to purchase these products from Oplink. Although Oplink currently offers a broad spectrum of products, sales of its wavelength expansion products accounted for a majority of its revenues in the three months and nine months ended March 31, 2002 and fiscal years ended June 30, 2001 and 2000. These products include, among others, dense wavelength division multiplexers, or DWDMs and multiplexers, used primarily in optical amplification and amplification components. These products accounted for 55%, 66%, 57% and 81% of its revenues in the three months and nine months ended March 31, 2002 and fiscal years ended June 30, 2001 and 2000, respectively. Any decline in the price of, or demand for, its wavelength expansion products, or the failure of these products to achieve broader market acceptance, could harm Oplink’s revenues.

The optical networking component industry is experiencing declining average selling prices, which could cause Oplink’s gross margins to decline and harm its operating results.

The optical networking component industry is experiencing declining average selling prices, or ASPs, as a result of increasing competition and declining market demand. Oplink anticipates that ASPs will continue to decrease in the future in response to product introductions by competitors, price pressures from significant customers and greater manufacturing efficiencies achieved through increased automation in the manufacturing process. These ASP declines have contributed and may continue to contribute to a decline in Oplink’s gross margins, which could harm its results of operations.

Oplink’s failure to achieve acceptable manufacturing yields in a cost-effective manner could delay product shipments to its customers and harm its operating results.

Because manufacturing its products involves complex and precise processes and the majority of its manufacturing costs are relatively fixed, manufacturing yields are critical to Oplink’s results of operations. Lower than expected manufacturing yields could delay product shipments and harm its operating results. Factors that affect its manufacturing yields include the quality of raw materials used to make its products, quality of workmanship and its manufacturing processes in China. Oplink’s or its suppliers’ inadvertent use of defective materials could significantly reduce its manufacturing yields. Furthermore, because of the large labor component in and complexity of the manufacturing process, quality of workmanship is critical to achieving acceptable yields. Oplink cannot assure you that it will be able to hire and train a sufficient number of qualified personnel to cost-effectively produce its products with the quality and in the quantities required by its customers. Changes in its manufacturing processes or those of its suppliers could also impact its yields. In some cases, existing manufacturing techniques, which involve substantial manual labor, may not allow Oplink to cost-effectively meet its manufacturing yield goals so that Oplink maintains acceptable gross margins while meeting the cost targets of its customers. Oplink will need to develop new manufacturing processes and techniques that will involve higher levels of automation in order to increase its gross margins and help achieve the targeted cost levels of its customers. Oplink may not achieve manufacturing cost levels that will allow it to achieve acceptable gross margins or fully satisfy customer demands.

Oplink’s products may have defects that are not detected until full deployment of a customer’s equipment, which could result in a loss of customers, damage to Oplink’s reputation and substantial costs.

Oplink’s products are deployed in large and complex optical networks and must be compatible with other system components. Its products can only be fully tested for reliability when deployed in networks for long periods of time. Its customers may discover errors, defects or incompatibilities in its products after they have been fully deployed and operated under peak stress conditions. Its products may also have errors, defects or incompatibilities that are not found until after a system upgrade is installed. Errors, defects, incompatibilities or other problems with its products could result in:

•	loss of customers;

•	loss of or delay in revenues;

•	loss of market share;

•	damage to its brand and reputation;

•	inability to attract new customers or achieve market acceptance;

•	diversion of development resources;

•	increased service and warranty costs;

•	legal actions by its customers; and

•	increased insurance costs.

If any of these occur, Oplink’s operating results could be harmed.

If Oplink is unable to protect its proprietary technology, its ability to succeed will be harmed.

Oplink’s ability to compete successfully and achieve future growth will depend, in part, on its ability to protect its proprietary technology. Oplink relies on a combination of patent, copyright, trademark, and trade secret laws and restrictions on disclosure to protect its intellectual property rights. However, the steps Oplink has taken may not prevent the misappropriation of its intellectual property, particularly in foreign countries, such as China, where the laws may not protect its proprietary rights as fully as in the United States.

As of June 10, 2002, Oplink currently holds twenty-six completed patents, eight allowed patents awaiting completion and thirty-four pending patent applications in the United States. Oplink cannot assure you that patents will be issued from pending or future applications or that, if patents are issued, they will not be challenged, invalidated or circumvented. Rights granted under these patents may not provide Oplink with meaningful protection or any commercial advantage. If Oplink is unable to protect its proprietary technology, its ability to succeed will be harmed. Oplink may in the future initiate claims or litigation against third parties for infringement of its proprietary rights. These claims could result in costly litigation and the diversion of its technical and management personnel.

Oplink may be involved in intellectual property disputes in the future, which will divert management’s attention and could cause Oplink to incur significant costs and prevent it from selling or using the challenged technology.

Participants in the communications and optical components markets in which Oplink sells its products have experienced frequent litigation regarding patent and other intellectual property rights. Numerous patents in these industries are held by others, including Oplink’s competitors and academic institutions. Oplink has no means of knowing that a patent application has been filed in the United States until the patent is issued. Optical component suppliers may seek to gain a competitive advantage or other third parties may seek an economic return on their intellectual property portfolios by making infringement claims against Oplink.

In June 2000, Chorum Technologies, LP filed a lawsuit against Oplink and its wholly-owned subsidiary, Telelight Communication Inc., in the United States District Court for the Northern District of Texas alleging, among other things, infringement of two U.S. patents allegedly owned by Chorum relating to fiber optical interleaving, based on its manufacture of and offer to sell various fiber optic interleaver products. On May 7, 2001, Oplink filed a lawsuit against Chorum in the United States District Court for the District of Delaware, alleging, among other matters, that Chorum infringes one of its patents relating to fiber optic couplers based on Chorum’s manufacture of and offer to sell various DWDM products.

In October 2001, Oplink reached an agreement with Chorum and its affiliates to dismiss the patent infringement litigation between the companies without prejudice. Oplink cannot assure you that Chorum or Oplink will not in the future elect to refile the prior patent infringement actions or file new patent infringement actions against the other.

In the past, Oplink has been involved in lawsuits as a result of alleged infringement of others’ intellectual property. Both prosecuting or defending such lawsuits in the future will likely be costly and time consuming and will divert the efforts and attention of its management and technical personnel. Patent litigation is highly complex and can extend for a protracted period of time, which can substantially increase the cost of litigation. Accordingly, the expenses and diversion of resources associated with any intellectual property litigation to which Oplink may become a party, could seriously harm its business and financial condition. Any intellectual property litigation also could invalidate its proprietary rights and force Oplink to do one or more of the following:

•	obtain from the owner of the infringed intellectual property right a license to sell or use the relevant technology, which license may not be available on reasonable terms, or at all;

•	stop selling, incorporating or using products that use the challenged intellectual property;

•	pay substantial money damages; or

•	redesign the products that use the technology.

Any of these actions could result in a substantial reduction in Oplink’s revenue and could result in losses over an extended period of time.

Oplink is the target of a securities class action complaint and is at risk of securities class action litigation, which will likely result in substantial costs and divert management attention and resources.

In November 2001, Oplink, Joseph Y. Liu, Bruce Horn, Ian Jenks, and Robertson Stephens Inc., were named as defendants in a class action shareholder complaint filed in the United States District Court for the Southern District of New York, known as Oplink Communications, Inc., Initial Public Offering Securities Litigation, Case No. 01-CV-9904. In the complaint, the plaintiffs allege that Oplink, certain of its officers and directors and the underwriters of its initial public offering (“IPO”) violated the federal securities laws because Oplink’s IPO registration statement and prospectus contained untrue statements of material fact or omitted material facts regarding the compensation to be received by, and the stock allocation practices of, the IPO underwriters. The plaintiffs seek unspecified monetary damages and other relief. Similar complaints were filed in the same court against numerous public companies that conducted IPOs of their common stock in the late 1990s.

On August 8, 2001, all of the above-referenced lawsuits were consolidated for pretrial purposes before United States Judge Shira Scheindlin of the Southern District of New York. Judge Scheindlin held an initial case management conference on September 7, 2001, at which time she ordered, among other things, that the time for all defendants to respond to any complaint be postponed until further order of the court. Thus, Oplink has not been required to answer the complaint, and no discovery has been served on Oplink.

In accordance with Judge Scheindlin’s orders at further status conferences in March and April 2002, the appointed lead plaintiff’s counsel filed amended, consolidated complaints in the IPO Lawsuits on April 19, 2002. However, Judge Scheindlin does not expect any of the defendants to file motions to dismiss the amended, consolidated complaints until at least summer of 2002. Oplink believes that this lawsuit is without merit and intends to defend against it vigorously. This action will likely divert the efforts and attention of Oplink’s management and, if determined adversely to Oplink, could have a material impact on its business.

If Oplink is unable to develop new products and product enhancements that achieve market acceptance, sales of its products could decline, which would harm its operating results.

The communications industry is characterized by rapid technological changes, frequent new product introductions, changes in customer requirements and evolving industry standards. As a result, Oplink’s products could quickly become obsolete as new technologies are introduced and incorporated into new and improved products. Oplink’s future success depends on its ability to anticipate market needs and to develop products that address those needs.

Oplink’s failure to predict market needs accurately or to develop new products or product enhancements in a timely manner will harm market acceptance and sales of its products. In this regard, Oplink is currently developing bandwidth creation products as well as bandwidth management products. If the development of these products or any other future products takes longer than Oplink anticipates, or if Oplink is unable to develop and introduce these products to market, its revenues could suffer and Oplink may not gain market share. Even if Oplink is able to develop and commercially introduce these new products, the new products may not achieve widespread market acceptance.

Oplink depends on the continued growth and success of the communications industry, which is experiencing an economic downturn, as well as rapid consolidation and realignment and may not continue to demand fiber optic products at historical rates, thereby reducing demand for Oplink’s products and harming its operating results.

Oplink depends on the continued growth and success of the communications industry, including the continued growth of the Internet as a widely-used medium for commerce and communication and the continuing demand for increased bandwidth over communications networks. As a result of recent unfavorable economic conditions and reduced capital spending in the communications industry, Oplink’s growth rate may be significantly lower than its historical quarterly growth rate. For example, during the third quarter and fourth quarter of fiscal 2001 and the first quarter, second quarter and third quarter of fiscal 2002, revenues decreased 16.7%, 43.8%, 50.6%, increased 6.1%, and decreased 10.7% respectively, from the immediately preceding quarters primarily due to the economic downturn in the communications industry.

Furthermore, the rate at which communications service providers and other fiber optic network users have built new fiber optic networks or installed new systems in their existing fiber optic networks has fluctuated in the past and these fluctuations may continue in the future. These fluctuations may result in reduced demand from historical rates for new or upgraded fiber optic systems that utilize Oplink’s products and, therefore, may result in reduced demand for its products.

The communications industry is also experiencing rapid consolidation and realignment, as industry participants seek to capitalize on the rapidly changing competitive landscape developing around the Internet and new communications technologies such as fiber optic and wireless communications networks. As the communications industry consolidates and realigns to accommodate technological and other developments, Oplink’s customers may consolidate or align with other entities in a manner that harms its business.

Because none of Oplink’s customers are obligated to purchase its products, they may and do cancel or defer their purchases on short notice and at any time, which could harm Oplink’s operating results.

Oplink does not have contracts with its customers that provide any assurance of future sales, and sales are typically made pursuant to individual purchase orders, often with extremely short lead times. Accordingly, Oplink’s customers:

•	may and do stop purchasing its products at any time without penalty;

•	are free to purchase products from its competitors;

•	are not required to make minimum purchases; and

•	may and do cancel orders that they place with Oplink.

Sales to any single customer may and do vary significantly from quarter to quarter. Oplink’s customers generally do not place purchase orders far in advance. In addition, its customer purchase orders have varied significantly from quarter to quarter. This means that customers who account for a significant portion of Oplink’s revenues in one quarter may not and do not place any orders in the succeeding quarter, which makes it difficult to forecast revenue in future periods. Moreover, Oplink’s expense levels are based in part on its expectations of future revenue, and Oplink may be unable to adjust costs in a timely manner in response to further revenue shortfalls. This can result in significant quarterly fluctuations in its operating results.

Oplink’s revenues and results of operations may be harmed if Oplink fails to increase the volume of orders, which it receives and fills on a short-term basis.

Historically, a substantial portion of Oplink’s net revenues in any fiscal period has been derived from orders in backlog. Currently, due to the downturn in the fiber optics industry, Oplink is substantially dependent upon orders it receives and fills on a short-term basis. Oplink’s customers can generally cancel, reschedule or delay orders in backlog without obligation to Oplink. As a result, Oplink cannot rely on orders in backlog as a reliable and consistent source of future revenue. If any of its customers did in fact cancel or delay these orders, and Oplink was not able to replace them with new orders for products to be supplied on a short-term basis, its results of operations could be harmed. For example, during the third quarter and fourth quarter of fiscal 2001 and the first quarter, second quarter and third quarter of fiscal 2002, its customers both delayed and cancelled some orders in backlog resulting in a 16.7%, 43.8% and 50.6% decrease in revenues, a 6.1% increase in revenues and a 10.7% decrease in revenues, respectively, from the immediately preceding quarter.

Oplink’s lengthy and variable qualification and sales cycle makes it difficult to predict the timing of a sale or whether a sale will be made, which may harm Oplink’s operating results.

While its customers are evaluating its products and before they place an order, Oplink may incur substantial sales, marketing, research and development expenses, expend significant management efforts, increase manufacturing capacity and order long lead-time supplies. Oplink’s customers typically expend significant efforts in evaluating and qualifying its products and manufacturing process prior to placing an order. This evaluation and qualification process frequently results in a lengthy sales cycle, typically ranging from nine to twelve months and sometimes longer. Even after this evaluation process, it is possible that a potential customer will not purchase Oplink’s products.

In addition, product purchases are frequently subject to unplanned processing and other delays, particularly with respect to larger customers for which Oplink products represent a very small percentage of their overall purchase activity. Long sales cycles may cause Oplink’s revenues and operating results to vary significantly and unexpectedly from quarter to quarter, which could cause volatility in its stock price.

Oplink depends on key personnel to manage its business effectively in a rapidly changing market, and if Oplink is unable to hire additional personnel, its ability to sell its products could be harmed.

Oplink’s future success depends upon the continued services of its executive officers and other key engineering, finance, sales, marketing, manufacturing and support personnel. In addition, Oplink depends substantially upon the continued services of key management personnel at its Chinese subsidiaries. None of its officers or key employees is bound by an employment agreement for any specific term, and these personnel may terminate their employment at any time. In addition, Oplink does not have “key person” life insurance policies covering any of its employees.

Oplink’s ability to continue to attract and retain highly-skilled personnel will be a critical factor in determining whether Oplink will be successful in the future. Competition for highly-skilled personnel is intense, especially in the San Francisco Bay area. Oplink may not be successful in attracting, assimilating or retaining qualified personnel to fulfill its current or future needs.

Its future success depends upon the continued services of its executive officers, particularly:

•	Mr. Frederick R. Fromm, Chief Executive Officer and President, who joined Oplink in July 2000,

•	Mr. Bruce D. Horn, Chief Financial Officer, who joined Oplink in April 2000,

•	Mr. Kenneth W. Brizel, currently Senior Vice President of Strategy and Business Development, who has given notice of his intention to resign as an officer and employee of Oplink as of June 28, 2002,

•	Mr. Yanfeng Yang, Vice President of Global Manufacturing/Operations, who assumed his position in September 2001,

•	Mr. Christian A. Lepiane, Vice President of Worldwide Sales, and

•	Ms. Zeynep Hakimoglu, Vice President of Product Line Management, both of whom joined Oplink in November 2001.

In addition, members of its management team have recently assumed new positions within Oplink. On November 7, 2001, Mr. Fromm became Chief Executive Officer. Oplink’s former Chief Executive Officer, Mr. Joseph Y. Liu, became Chairman of the Board of Directors. The changes were in accordance with Oplink’s planned succession strategy. If its management team does not work effectively together, Oplink’s business could be seriously harmed.

Because some of Oplink’s third-party sales representatives and distributors carry products of one or more of its competitors, they may not recommend Oplink’s products over competitors’ products.

A majority of Oplink’s revenues are derived from sales through its domestic and international sales representatives and distributors. Its sales representatives and distributors are independent organizations that generally have exclusive geographic territories and generally are compensated on a commission basis. Oplink is currently migrating some of its larger customers to direct sales and is increasing its direct sales and marketing staff. Oplink expects that it will continue to rely on its independent sales representatives and distributors to market, sell and support many of its products for a substantial portion of its revenues. Some of Oplink’s third-party sales representatives and distributors carry products of one or more of its competitors. As a result, these sales representatives and distributors may not recommend its products over competitors’ products.

Because some of Oplink’s operations are located in active earthquake fault zones, Oplink faces the risk that a large earthquake could harm its operations.

Portions of Oplink’s operations are located in San Jose, California, an active earthquake fault zone. This region has experienced large earthquakes in the past and may likely experience them in the future. A large earthquake in the San Jose area could disrupt Oplink’s operations for an extended period of time, which would limit its ability to supply products to its customers in sufficient quantities on a timely basis, harming Oplink’s customer relationships.

Oplink’s failure to comply with governmental regulations could subject it to liability.

Oplink’s failure to comply with a variety of federal, state and local laws and regulations in the United States and China could subject it to criminal, civil and administrative penalties. Oplink’s products are subject to U.S. export control laws and regulations that regulate the export of products and disclosure of technical information to foreign countries and citizens. In some instances, these laws and regulations may require licenses for the export of products to, and disclosure of technology in, some countries, including China, and disclosure of technology to foreign citizens. While Oplink has received commodity classifications from the United States Department of Commerce that allow it to export its current products and disclose its current technologies without export licenses, as Oplink develops and commercializes new products and technologies, and as the list of products and technologies subject to U.S. export controls changes, Oplink may be required to obtain export licenses or other approvals with respect to those products and technologies. Oplink cannot predict whether these licenses and approvals will be required and, if so, whether they will be granted. The failure to obtain any required license or approval could harm Oplink’s business.

Oplink employs a number of foreign nationals in its U.S. operations and as a result Oplink is subject to various laws related to the status of those employees with the Immigration and Naturalization Service. Oplink’s failure to comply with the forgoing laws or any other laws and regulations could subject it to liability.

In addition, Oplink is subject to laws relating to the storage, use, discharge and disposal of toxic or otherwise hazardous or regulated chemicals or materials used in its manufacturing processes. While Oplink believes that it is currently in compliance in all material respects with these laws and regulations, if Oplink fails to store, use, discharge or dispose of hazardous materials appropriately, Oplink could be subject to substantial liability or could be required to suspend or adversely modify its manufacturing operations. In addition, Oplink could be required to pay for the cleanup of its properties if those properties are found to be contaminated, even if Oplink is not responsible for the contamination.

Because the optical components industry is capital intensive, Oplink’s business may be harmed if Oplink is unable to raise any needed additional capital.

The optical components industry is capital intensive, and the transition of Oplink’s manufacturing facilities to China, the development and marketing of new products and the hiring and retention of personnel will require a significant commitment of resources. Furthermore, Oplink may continue to incur significant operating losses if the market for optical networking components develops at a slower pace than Oplink anticipates, or if Oplink fails to establish significant market share and achieve a significantly increased level of revenue. If cash from available sources is insufficient for these purposes, or if additional cash is used for acquisitions or other unanticipated uses, Oplink may need to raise additional capital. Additional capital may not be available on terms favorable to Oplink, or at all. If Oplink is unable to raise additional capital when Oplink requires it, its business could be harmed. In addition, any additional issuance of equity or equity-related securities to raise capital will be dilutive to Oplink stockholders.

Because the optical components industry is evolving rapidly and is highly competitive, Oplink’s strategy involves acquiring other businesses and technologies to grow its business. If Oplink is unable to successfully integrate acquired businesses or technologies, its operating results may be harmed.

The optical components industry is evolving rapidly and is highly competitive. Accordingly, Oplink has pursued and expects to continue to pursue acquisitions of businesses and technologies, or the establishment of joint venture arrangements, that could expand its business. The negotiation of potential acquisitions or joint ventures, as well as the integration of an acquired or jointly developed business or technology, could cause the diversion of management’s time and other resources or disrupt Oplink’s operations. Future acquisitions could result in:

•	additional operating expenses without additional revenues;

•	potential dilutive issuances of equity securities;

•	the incurrence of debt and contingent liabilities;

•	amortization of intangibles;

•	research and development write-offs; and

•	other acquisition-related expenses.

Furthermore, Oplink may not be able to successfully integrate acquired businesses or joint ventures with its operations, and Oplink may not receive the intended benefits of any future acquisition or joint venture.

If Oplink was unable to maintain its Nasdaq National Market listing, the liquidity of its common stock would be seriously impaired.

If Oplink’s stock price falls below one dollar for thirty consecutive business days and Oplink is unable to cure such deficiency, Oplink may be subject to delisting from the Nasdaq National Market. Delisting from the Nasdaq National Market would seriously impair the liquidity of Oplink’s common stock and limit its potential to raise future capital through the sale of its common stock, which could materially harm Oplink’s business. During the three months and nine months ended March 31, 2002, the closing price of its common stock on the Nasdaq National Market ranged from $1.51 to $2.95 and from $0.63 to $3.44, respectively.

In response to the extraordinary market conditions following the events of September 11, 2001, The Nasdaq Stock Market, Inc. implemented a moratorium on the Nasdaq National Market listing requirements, including the minimum bid price requirement. This moratorium ended on January 2, 2002, and the listing requirements were reinstated. Additionally, many companies that face delisting as a result of bid prices below the Nasdaq’s maintenance standards seek to maintain their listings by effecting reverse stock splits. However, reverse stock splits do not always result in a sustained share price increase. Oplink will evaluate this option as well as others if its stock price falls below one dollar in the future.

Because of the early stage of Oplink’s business and the rapid changes taking place in the fiber optics industry, Oplink expects to experience significant volatility in its stock price, which could cause you to lose all or part of your investment.

Because of the early stage of Oplink’s business and the rapid changes taking place in the fiber optics industry, Oplink expects the market price of its common stock to fluctuate significantly. For example, the market price of its common stock has fluctuated from a high sales price of $40.81 to a low sales price of $0.60 during the period from October 3, 2000, the date of its initial public offering to March 31, 2002. These fluctuations may occur in response to a number of factors, some of which are beyond Oplink’s control, including:

•	economic downturn in the fiber optics industry;

•	preannouncement of financial results;

•	quarterly variations in operating results;

•	changes in financial estimates by securities analysts and Oplink’s failure to meet any estimates;

•	changes in market values of comparable companies;

•	announcements by Oplink or its competitors of new products or of significant acquisitions, strategic partnerships or joint ventures;

•	any loss by Oplink of a major customer;

•	the outcome of, and costs associated with, any litigation to which Oplink is or may become a party;

•	additions or departures of key management or engineering personnel; and

•	future sales of Oplink’s common stock.

The price of Oplink’s securities may also be affected by general economic and market conditions, and the cost of operations in its product markets. While Oplink cannot predict the individual effect that these factors may have on the price of its securities, these factors, either individually or in the aggregate, could result in significant variations in price during any given period of time. There can be no assurance that these factors will not have an adverse effect on the trading prices of Oplink’s common stock.

Provisions of Oplink’s charter documents and Delaware law may have anti-takeover effects that could prevent any change in control, which could negatively affect your investment.

Provisions of Delaware law and of Oplink’s certificate of incorporation and bylaws could make it more difficult for a third party to acquire Oplink, even if doing so would be beneficial to its stockholders. These provisions permit Oplink to:

•	issue preferred stock with rights senior to those of the common stock without any further vote or action by the stockholders;

•	provide for a classified board of directors;

•	eliminate the right of the stockholders to call a special meeting of stockholders;

•	eliminate the right of stockholders to act by written consent; and

•	impose various procedural and other requirements, which could make it difficult for stockholders to effect certain corporate actions.

On March 18, 2002, the Oplink board of directors adopted a share purchase rights plan which has certain additional anti-takeover effects. Specifically, the terms of the plan provide for a dividend distribution of one preferred share purchase right for each outstanding share of common stock of Oplink. These rights would cause substantial dilution to a person or group that attempts to acquire Oplink on terms not approved by Oplink’s board of directors.

Any of the foregoing provisions could limit the price that certain investors might be willing to pay in the future for shares of Oplink’s common stock.

In addition, the merger agreement contains certain provisions prohibiting Avanex and Oplink from seeking a competing acquisition transaction. For a more detailed discussion of such provisions, see the “The Merger Agreement—No Solicitation” on page 91.

Insiders continue to have substantial control over Oplink, which may negatively affect your investment.

Oplink’s current executive officers, directors and their affiliates own in the aggregate, as of June 1, 2002, approximately 24.6% of Oplink’s outstanding shares. As a result, these persons and/or entities acting together will be able to substantially influence the outcome of all matters requiring approval by Oplink’s stockholders, including the election of directors and approval of significant corporate transactions. This ability may have the effect of delaying or preventing a change in control of Oplink, which may be favored by its other stockholders.

FORWARD-LOOKING STATEMENTS IN THIS JOINT PROXY STATEMENT/PROSPECTUS

This joint proxy statement/prospectus and the documents incorporated by reference into this joint proxy statement/prospectus contain “forward-looking statements” within the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 with respect to Avanex’s and Oplink’s financial condition, results of operations and businesses and the expected impact of the proposed merger with Oplink on Avanex’s financial performance. Words such as “anticipates,” “expects,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “could,” “would,” “will,” “may,” “can” and similar expressions identify forward-looking statements. These forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties that could cause actual results to differ materially from the results contemplated by the forward-looking statements. Many of the important factors that will determine these results and values are beyond Avanex’s and Oplink’s ability to control or predict. Avanex and Oplink stockholders are cautioned not to put undue reliance on any forward-looking statements. Except as otherwise required by law, Avanex and Oplink do not assume any obligation to update any forward-looking statements. In evaluating the merger, you should carefully consider the discussion of risks and uncertainties in the section entitled “Risk Factors” beginning on page 18 of this joint proxy statement/prospectus.

RECENT DEVELOPMENTS

On May 31, 2002, High Hopes Enterprises Ltd. and Hon Hai Precision Industry Co., Ltd., filed an action in the Superior Court of California, County of Alameda, against Avanex alleging breach of an oral contract, breach of the covenant of good faith and fair dealing, breach of implied contract, promissory estoppel, deceit by fraud and deceit by negligent misrepresentation. The complaint seeks compensatory damages “in an amount of no less than $41,500,000, with interest thereon,” as well as punitive damages, attorneys’ fees and costs. Avanex has not yet answered the complaint and no discovery has been conducted. However, Avanex has reviewed the complaint and the matters related thereto and based on such review, believes that the claims are without merit and that resolution of this action will not have a material adverse effect on its business or financial condition. In addition, Avanex believes that it has meritorious defenses to the claims against it and intends to defend itself vigorously. Nevertheless, an unfavorable result in litigation may result in substantial costs and may divert management’s attention and resources, which could seriously harm its business, financial condition and results of operations.

SPECIAL MEETING OF AVANEX STOCKHOLDERS

General

Avanex is furnishing this joint proxy statement/prospectus to holders of Avanex common stock in connection with the solicitation of proxies by the Avanex board of directors for use at the special meeting of stockholders to be held on [            ] and at any adjournment, postponement or continuation thereof. This joint proxy statement/prospectus is first being furnished to stockholders of Avanex on or about [            ].

Date, Time and Place

The special meeting of stockholders will be held on [                ] at [        ], local time, at the Fremont Marriott, 46100 Landing Parkway, Fremont, California 94538.

Purpose of Avanex Special Meeting

At the special meeting, we are asking holders of Avanex common stock to approve the issuance of Avanex common stock in connection with the merger and to transact any other business that may be properly brought before the special meeting or any adjournment, postponement or continuation thereof.

Record Date

Avanex has fixed the close of business on June 10, 2002, as the record date for determination of Avanex stockholders entitled to notice of and to attend and vote at the special meeting.

Vote of Avanex Stockholders Required

As of the close of business on June 10, 2002, there were 69,494,227 shares of Avanex common stock outstanding and entitled to vote. A quorum of stockholders is necessary to hold a valid meeting. A quorum will be present at the Avanex special meeting if shares representing a majority of the votes entitled to be cast are represented in person or by proxy. If a quorum is not present at the Avanex special meeting, we expect that the meeting will be adjourned or postponed to solicit additional proxies. Abstentions and “broker non-votes” count as being present to establish a quorum. A “broker non-vote” occurs when a broker is not permitted to vote because the broker does not have instructions from the beneficial owner of the shares.

The approval of the issuance of Avanex common stock in connection with the merger requires the affirmative vote of holders of shares representing a majority of the shares of Avanex common stock represented in person or by proxy entitled to vote at the special meeting at which a quorum is present to vote for the proposal.

Directors, officers and certain stockholders of Avanex who collectively held approximately 14.3% of the outstanding common stock on March 18, 2002 have entered into agreements to vote their shares in favor of the issuance of Avanex common stock in connection with the merger.

If you do not submit a proxy card or vote at the special meeting, your shares will not be counted as present for the purpose of determining a quorum and will have no effect on the outcome of the proposal to approve the issuance of shares of Avanex common stock in connection with the merger.

Voting of Proxies

Avanex requests that its stockholders complete, date and sign the accompanying proxy and promptly return it in the accompanying envelope or otherwise mail it to Avanex. Brokers holding Avanex common stock in “street name” may vote the shares only if the stockholder provides instructions on how to vote. Brokers will provide directions on how to instruct the broker to vote the shares. All properly executed proxies that Avanex receives prior to the vote at the special meeting, and that are not revoked, will be voted in accordance with the instructions indicated on the proxies or, if no direction is indicated, to approve the issuance of Avanex common stock in connection with the merger. Properly executed proxies, other than proxies voting against the issuance of Avanex common stock in connection with the merger, will also be voted for any adjournment or postponement of Avanex’s special meeting of stockholders for the purpose of soliciting additional votes to approve the issuance of Avanex common stock in connection with the merger, if necessary. Avanex’s board of directors does not currently intend to bring any other business before the special meeting and, so far as Avanex’s board of directors knows, no other matters are to be brought before the special meeting. If other business properly comes before the special meeting, the proxies will vote in accordance with their own judgment.

Stockholders may revoke their proxies at any time prior to use by delivering to the Secretary of Avanex a signed notice of revocation or a later-dated signed proxy, or by attending the special meeting in person and revoking the proxy by signing a notice of revocation. Attendance at the special meeting does not in itself constitute the revocation of a proxy. Stockholders who have instructed their broker to vote their shares must follow their broker’s directions in order to change those instructions. You may also attend your special meeting in person instead of submitting a proxy.

Avanex will bear the costs of solicitation of proxies from its stockholders, including assembly, printing and mailing of this joint proxy statement/prospectus and the proxy card. Copies of solicitation materials will be furnished to banks, brokerage houses, fiduciaries and custodians holding in their names shares of Avanex common stock beneficially owned by others to forward to such beneficial owners. Avanex may reimburse persons representing beneficial owners of Avanex common stock for their costs of forwarding solicitation materials to such beneficial owners. In addition to solicitation by use of the mails, proxies may be solicited by directors, officers, employees or agents of Avanex in person or by telephone, telegram or other means of communication. No additional compensation will be paid to directors, officers or other regular employees of Avanex for such services.

Avanex has retained Morrow & Co. to assist in the solicitation of proxies. Avanex will pay Morrow & Co. approximately $7,500 for its services, in addition to reimbursement for its out-of-pocket expenses and will indemnify it against any losses arising out of its proxy soliciting services on behalf of Avanex.

SPECIAL MEETING OF OPLINK STOCKHOLDERS

General

Oplink is furnishing this joint proxy statement/prospectus to holders of Oplink common stock in connection with the solicitation of proxies by the Oplink board of directors for use at the special meeting of stockholders to be held on [                ] and at any adjournment, postponement or continuation thereof. This joint proxy statement/prospectus is first being furnished to stockholders of Oplink entitled to vote thererat on or about [                ].

Date, Time and Place

The special meeting of stockholders will be held on [                ] at [        ] a.m., local time, at 3469 N. First Street, San Jose, California 95134-1803.

Purpose of Oplink Special Meeting

At the special meeting, we are asking holders of Oplink common stock to approve and adopt the merger agreement and approve the merger and to transact any other business that may be properly brought before the special meeting or any adjournment, postponement or continuation thereof.

Record Date

Oplink has fixed the close of business on June 10, 2002, as the record date for determination of Oplink stockholders entitled to notice of and to attend and vote at the special meeting.

Vote of Oplink Stockholders Required

As of the close of business on June 10, 2002, there were 164,827,648 shares of Oplink common stock outstanding and entitled to vote. A quorum of stockholders is necessary to hold a valid meeting. A quorum will be present at the Oplink special meeting if shares representing a majority of the votes entitled to be cast are represented in person or by proxy. If a quorum is not present at the Oplink special meeting, we expect that the meeting will be adjourned or postponed to solicit additional proxies. Abstentions and “broker non-votes” count as being present to establish a quorum. A “broker non-vote” occurs when a broker is not permitted to vote because the broker does not have instructions from the beneficial owner of the shares.

The approval and adoption of the merger agreement and approval of the merger requires the affirmative vote of holders of shares representing a majority of the total voting power of Oplink common stock entitled to vote at the special meeting. If an Oplink stockholder abstains from voting or does not vote (either in person or by proxy), it will have the same effect as a vote against the approval and adoption of the merger agreement and approval of the merger.

Directors, officers and certain stockholders of Oplink who collectively held approximately 29.3% of the outstanding common stock on March 18, 2002 have entered into agreements to vote their shares in favor of approval and adoption of the merger agreement and approval of the merger.

If you do not submit a proxy card or vote at the special meeting, your proxy will not be counted as present for the purpose of determining the presence of a quorum, but will have the same effect as a vote against approval and adoption of the merger agreement and approval of the merger.

Voting of Proxies

Oplink requests that its stockholders complete, date and sign the accompanying proxy and promptly return it in the accompanying envelope or otherwise mail it to Oplink. Brokers holding Oplink common stock in “street name” may vote the shares only if the stockholder provides instructions on how to vote. Brokers will provide directions on how to instruct the broker to vote the shares. All properly executed proxies that Oplink receives prior to the vote at the special meeting, and that are not revoked, will be voted in accordance with the instructions indicated on the proxies or, if no direction is indicated, to approve and adopt the merger agreement and approve the merger. Properly executed proxies, other than proxies voting against the approval and adoption of the merger agreement and the approval of the merger, will also be voted for any adjournment or postponement of Oplink’s special meeting of stockholders for the purpose of soliciting additional votes to approve and adopt the merger agreement and approve the merger, if necessary. Oplink’s board of directors does not currently intend to bring any other business before the special meeting and, so far as Oplink’s board of directors knows, no other matters are to be brought before the special meeting. If other business properly comes before the special meeting, the proxies will vote in accordance with their own judgment.

Stockholders may revoke their proxies at any time prior to use by delivering to the Secretary of Oplink a signed notice of revocation or a later-dated signed proxy, or by attending the special meeting in person and revoking the proxy by signing a notice of revocation. Attendance at the special meeting does not in itself constitute the revocation of a proxy. Stockholders who have instructed their broker to vote their shares must follow their broker's directions in order to change those instructions. You may also attend your special meeting in person instead of submitting a proxy.

Oplink will bear the costs of solicitation of proxies from its stockholders, including assembly, printing and mailing of this joint proxy statement/prospectus and the proxy card. Copies of solicitation materials will be furnished to banks, brokerage houses, fiduciaries and custodians holding in their names shares of Oplink common stock beneficially owned by others to forward to such beneficial owners. Oplink may reimburse persons representing beneficial owners of Oplink common stock for their costs of forwarding solicitation materials to such beneficial owners. In addition to solicitation by use of the mails, proxies may be solicited by directors, officers, employees or agents of Oplink in person or by telephone, telegram or other means of communication. No additional compensation will be paid to directors, officers or other regular employees of Oplink for such services.

Oplink has retained Morrow & Co. to assist in the solicitation of proxies. Oplink will pay Morrow & Co. approximately $7,500 for its services in addition to reimbursement for its out-of-pocket expenses and will indemnify it against any losses arising out of its proxy soliciting services on behalf of Oplink.

THE MERGER

This section of the joint proxy statement/prospectus describes material aspects of the proposed merger, including the merger agreement. While we believe that the description covers the material terms of the merger and the merger agreement, this summary may not contain all of the information that is important to you. You should read carefully this entire document and the other documents to which we refer for a more complete understanding of the merger and the merger agreement.

Background of the Merger

Avanex and Oplink each regularly assess the competitive positions of their respective products, technologies, workforces, manufacturing and distribution capabilities and markets. As a result, both companies continuously explore strategic opportunities to strengthen their businesses. Over the last several years, Avanex and Oplink have been generally familiar with each other’s businesses, as both companies are in segments of the optical component, module and subsystem industry.

In late October 2001, Paul Engle, President and Chief Executive Officer of Avanex, had an introductory meeting with Joseph Y. Liu, then Oplink’s CEO and Chairman, to discuss their perspectives on business trends in the optical components industry.

On November 7, 2001, Mr. Engle met with certain directors and officers of Oplink, including Joseph Y. Liu, Herbert Chang and Chieh Chang, to discuss certain challenges and opportunities facing both companies in the optical components industry and to discuss areas for potential collaboration between the two companies.

During the first week of December 2001, Mr. Liu met with Dr. Xiaofan Cao, Avanex’s Chief Technology Officer and Senior Vice President of Business Development at the time, to discuss recent activities at their respective companies and the outlook for the optical components industry. Mr. Liu and Dr. Cao also discussed potential business opportunities between Avanex and Oplink.

On December 14, 2001, Mr. Engle had an introductory meeting with Frederick Fromm, President and Chief Executive Officer of Oplink, to more formally explore the prospects of, and strategic rationale behind, a potential business combination of the two companies. Mr. Engle and Mr. Fromm discussed the operations, business plans and strategies of each company within the context of the current business environment in the optical components industry. At the conclusion of this meeting, Mr. Engle and Mr. Fromm agreed to further explore the merits of a combination of the two companies.

On December 18, 2001, Avanex and Oplink entered into a mutual non-disclosure agreement in order to explore the potential business combination of the two companies in greater detail.

On December 19, 2001, Mr. Engle, Dr. Cao, Jessy Chao, Avanex’s Chief Financial Officer and Vice President of Finance, Jeff Kim, Avanex’s Director of Product Management, and Mark Weinswig, Avanex’s Director of Investor Relations and Strategic Projects, met with Mr. Fromm, Bruce Horn, Oplink’s Chief Financial Officer and Treasurer, and Ken Brizel, Oplink’s Senior Vice President of Strategy and Business Development to discuss, in greater detail, the prospect of a business combination of Avanex and Oplink. During this meeting, the representatives of each company analyzed the merits and risks of entering into a business combination, including potential synergies related to financial strength, product offerings, manufacturing, research and development, customer relationships and sales and marketing, as well as certain uncertainties relating to the integration of the companies.

On December 20, 2001, Oplink met with Credit Suisse First Boston to discuss the principal terms and conditions of a possible merger with Avanex. At a special meeting of the board of directors of Oplink, Mr. Fromm briefed the Oplink board of directors regarding Avanex and the possibility of a merger. The Oplink board authorized Mr. Fromm to continue the discussions, and instructed Mr. Fromm to provide the Oplink board with further information at a subsequent meeting.

On December 21, 2001, Oplink received an initial due diligence request list from Avanex.

On December 20, 2001, Oplink entered into an engagement letter with Credit Suisse First Boston, pursuant to which Credit Suisse First Boston was engaged to act as Oplink’s financial advisor in connection with the proposed merger with Avanex.

On December 25, 2001, Mr. Fromm sent a preliminary proposal to Mr. Engle outlining the principal terms of a potential business combination between the two companies, including terms relating to the composition of the board of directors and management of the combined company.

On January 4, 2002, Avanex and Oplink held a meeting at the offices of Wilson Sonsini Goodrich & Rosati, Professional Corporation, Avanex’s legal advisor. Members of each company’s financial, legal, and accounting teams were also in attendance, including Mr. Engle, Mr. Chao, Dr. Cao and Mr. Weinswig from Avanex, and Mr. Fromm, Mr. Horn and Mr. Brizel from Oplink. Representatives from UBS Warburg, Credit Suisse First Boston, Wilson Sonsini Goodrich & Rosati, Cooley Godward LLP, Oplink’s legal advisor, and each company’s independent auditors also attended this meeting. The two companies and their respective financial advisors, accountants, and legal advisors conducted initial due diligence and delivered presentations regarding each company’s organization, products, sales, marketing and finance functions, manufacturing capabilities and technology.

From January 2002 through February 2002, Mr. Engle and Mr. Fromm continued to discuss the principal terms of a potential business combination of Avanex and Oplink through a series of telephone calls and meetings.

On January 7, 2002, Mr. Engle, Mr. Chao, and Peter Sun, Avanex’s Director of Financial Planning and Administration, met with Mr. Fromm, Mr. Horn, and Linda Reddick, Oplink’s Vice President and Controller. Representatives of UBS Warburg and Credit Suisse First Boston also attended. During this meeting the parties discussed each company’s operations and financial results.

On January 8, 2002, Messrs. Engle and Fromm met and agreed on an approach for determining the exchange ratio relating to the exchange of Oplink common stock for the shares of Avanex common stock to be issued in connection with the proposed merger, which exchange ratio would take into account the fully diluted capitalization of each company, and each company’s respective market capitalization.

On January 8, 2002, Avanex entered into an engagement letter with UBS Warburg, pursuant to which UBS Warburg was engaged to act as Avanex’s financial advisor in connection with the proposed merger with Oplink.

On January 10, 2002, Messrs. Engle and Chao and representatives from UBS Warburg met with Messrs. Fromm and Horn and representatives from Credit Suisse First Boston. At this meeting, the participants had further discussions regarding the appropriate method for determining the exchange ratio and the other material terms and conditions relating to the proposed merger.

On January 11, 2002, Mr. Engle presented Mr. Fromm with a draft of a non-binding term sheet for the proposed merger and a binding exclusivity agreement for Oplink’s review and consideration. Also on January 11, 2002, Oplink presented Avanex with a revised draft of a non-binding term sheet for Avanex’s review and consideration.

On January 15, 2002, Mr. Chao, Mr. Weinswig, and members of Avanex’s finance department, met with Mr. Horn and Mrs. Reddick to discuss certain financial and accounting matters related to both companies. Each company’s independent auditors also attended this meeting.

On January 17, 2002, the Oplink board of directors met to discuss the proposed merger. Representatives from Credit Suisse First Boston reviewed the business analysis of the proposal and representatives of Cooley Godward reviewed legal aspects of the proposed transaction. Full discussion ensued.

On January 17, 2002, Avanex presented Oplink with a revised draft of a non-binding term sheet for Oplink’s review and consideration.

Between January 18, 2002 and January 28, 2002, several discussions took place between Messrs. Engle and Fromm to discuss and negotiate various points in the draft non-binding term sheet and binding exclusivity agreement.

At its regularly scheduled meeting on January 18, 2002, the Avanex board of directors reviewed the status of the discussions with Oplink regarding the proposed merger. At the meeting, Mr. Engle and other members of Avanex’s senior management delivered a presentation to the Avanex board of directors that included information relating to the business of Oplink, the merits and risks of entering into a business combination with Oplink and the need to complete due diligence prior to reaching an agreement for the proposed combination of the two companies. Representatives of UBS Warburg and Wilson Sonsini Goodrich & Rosati also made presentations to the Avanex board of directors relating to the proposed business combination with Oplink. Following discussion, the Avanex board of directors directed management to proceed with discussions with Oplink, and to perform further business, financial and legal due diligence.

On January 29, 2002, Mr. Engle met with Messrs. Fromm and Liu to discuss governance issues relating to the combined company following the proposed merger and discussed a potential visit to Oplink’s facilities in China.

On February 4, 2002, Messrs. Engle and Chao visited Oplink’s facility in Shanghai, China. They were given an overview of the activities performed there and a tour of the facility. On February 7, 2002, Messrs. Engle and Chao visited Oplink’s facility in Zhuhai, China. Messrs. Engle and Chao were given presentations and a tour of the facility by Oplink personnel.

On February 11, 2002, Mr. Engle and Mr. Fromm agreed to resume their discussions relating to the proposed merger.

On February 19, 2002, at a regularly scheduled meeting of the board of directors of Oplink, an analysis of the business of the two companies was reviewed by Credit Suisse First Boston, and Cooley Godward reviewed the terms of the proposed merger. After full discussion, the board authorized Mr. Fromm to continue the discussions.

On February 21, 2002, Messrs. Engle and Fromm met to discuss modifications to the exchange ratio calculation method that had been proposed in January 2002, taking into account each company’s respective market capitalization.

On February 22, 2002, a special meeting of the Avanex board of directors was held to review the status of the discussions regarding the proposed merger with Oplink. The board considered certain strategic alternatives available to Avanex and compared these alternatives with the principal terms of the proposed business combination of Avanex and Oplink. Mr. Engle reviewed the strategic rationale for the proposed merger and reported on his findings from his visit to Oplink’s facilities in China. Following discussion, Avanex’s board of directors authorized management to continue discussions regarding a business combination with Oplink, and to perform further business, financial and legal due diligence. The Avanex board of directors further authorized Mr. Engle to execute an agreement, on behalf of Avanex, to enter into a limited period of exclusive negotiations with Oplink. During the next several days, further discussions between the parties and their financial and legal advisors led to a revised non-binding draft of the principal terms and conditions of the proposed merger and a revised draft of an exclusivity agreement, which was presented to Oplink on February 26, 2002.

On February 27, 2002, the Oplink board of directors held a special meeting to consider the proposed non-binding term sheet and binding exclusivity agreement. Credit Suisse First Boston reviewed the market and business aspects of the proposal. Cooley Godward reviewed the terms and conditions of the draft non-binding term sheet and binding exclusivity agreement. The Oplink board of directors authorized Mr. Fromm to enter into the exclusivity agreement and begin the due diligence process in order to further determine the value of the proposed merger.

On March 2, 2002, Avanex and Oplink executed an exclusivity agreement and finalized the terms of a non-binding term sheet regarding the proposed merger.

From March 3 to March 10, 2002, representatives of each company, together with their respective financial and legal advisors, continued due diligence investigations and the reciprocal exchange of due diligence materials. The due diligence investigations were conducted at a variety of locations and encompassed matters relating to finance, research and development, manufacturing and quality assurance, information technology, legal compliance, properties, human resources and sales and marketing of each company.

On March 5, 2002, Wilson Sonsini Goodrich & Rosati delivered a draft merger agreement to Oplink and its financial and legal advisors.

On March 6, 2002, Wilson Sonsini Goodrich & Rosati delivered drafts of the voting agreements, stock option agreements and affiliate agreements to Oplink and its legal advisors. Avanex and Oplink considered entering into the stock option agreements, and ultimately entered into such agreements, in order to provide additional protection against unsolicited third party acquisition attempts during the pendency of the merger, and to increase the likelihood that the merger would be completed.

From March 10 to March 11, 2002, Mr. Fromm and Christian Lepiane, Oplink’s Vice President of Sales, visited Avanex’s facility in Richardson, Texas to meet with Paul Engle and various members of Avanex’s sales team. Mr. Fromm and Mr. Lepiane visited this facility at the invitation of Avanex with the purpose of gaining a better understanding of Avanex’s sales operations.

From March 11 to March 13, 2002, representatives of each company, together with their respective financial and legal advisors, conducted comprehensive due diligence in China at Oplink’s Shanghai and Zhuhai facilities.

On March 13, 2002, a special meeting of the Oplink board of directors was held. Representatives of Credit Suisse First Boston and Cooley Godward reviewed the business conditions and terms of the proposed merger. After full discussion, the Oplink board authorized Mr. Fromm to continue the discussions.

On March 13, 2002, a special meeting of the Avanex board of directors was held to discuss the status of the merger discussions, the due diligence review of Oplink, the merger agreement and the related ancillary agreements, including the stock option agreements. At the meeting, Avanex’s management and legal and financial advisors reviewed with the board the results of their due diligence review of Oplink. In addition, Mr. Engle reported on the current market conditions in the optical components industry, the potential strategic benefits and principal terms of the proposed merger, opportunities and challenges related to the proposed merger and the next steps to be taken in connection with the proposed merger. Representatives of UBS Warburg presented an overview of the proposed merger, including the strategic rationale and potential risks, and presented various financial analyses and preliminary views regarding the exchange ratio in the proposed merger. Mr. Engle and representatives of Wilson Sonsini Goodrich & Rosati described to the board the principal terms of the proposed merger agreement and the related agreements, and responded to questions concerning those terms. Following discussion, the board authorized Mr. Engle to continue negotiations with Oplink and inform the board as to the status of those negotiations.

On March 13, 2002, the Avanex board of directors and the Oplink board of directors met at Avanex’s facilities in Fremont, California. The purpose of this meeting was to introduce the various board members to one another and to further familiarize each of them with the proposed merger of the two companies.

From March 13, 2002 through March 18, 2002, Avanex and Oplink, and their respective legal advisors, negotiated the terms of the merger agreement and the ancillary agreements, including the stock option agreements. The negotiations covered all aspects of the proposed merger.

On March 18, 2002, the Avanex board of directors held a special meeting to consider the proposed merger. At this meeting, Mr. Engle, together with Avanex’s legal and financial advisors, reviewed the final results of their due diligence investigations and the terms of the proposed merger agreement and ancillary agreements. Representatives of Wilson Sonsini Goodrich & Rosati updated the board on the status of the negotiations and reviewed the board of directors’ responsibilities in connection with the proposed merger. In addition, representatives of UBS Warburg presented various financial analyses and its views as to the fairness, from a financial point of view, to holders of Avanex common stock of the exchange ratio as of that date, and informed the Avanex board of directors that they would be in a position to deliver a written opinion to that effect. After discussions, the Avanex board of directors determined that the merger agreement, the ancillary agreements and the related transactions were fair and in the best interests of the stockholders of Avanex and unanimously approved the merger agreement and the ancillary agreements and authorized Avanex to enter into the merger agreement and the related agreements. Subsequently, UBS Warburg delivered to the Avanex board of directors its written opinion dated as of March 18, 2002 to the effect that, as of that date and based on and subject to the matters described in its opinion, the exchange ratio was fair, from a financial point of view, to holders of Avanex common stock.

On March 18, 2002, the Oplink board held a special meeting to review the terms of the merger agreement and related documents and to further consider a potential merger with Avanex. Oplink’s management reviewed with its board the strategic benefits of the transaction and Credit Suisse First Boston reviewed with the board of directors financial analyses prepared in connection with its fairness opinion. Cooley Godward described the provisions of the merger agreement and reviewed the board of directors’ responsibilities in connection with the proposed transaction. Credit Suisse First Boston presented its oral opinion, subsequently confirmed in writing, that, as of March 18, 2002 and based on and subject to the various considerations set forth in the opinion, the exchange ratio was fair, from a financial point of view, to holders of Oplink common stock. Oplink’s board, after full discussion and considering the terms of the merger agreement and other related documents and the various presentations, unanimously approved the merger and the merger agreement and the related documentation. Oplink’s board authorized Oplink’s management to execute the merger agreement and related agreements.

On the evening of March 18, 2002, the merger agreement, the ancillary agreements, including the stock option agreements, and related documents were executed and delivered.

On March 19, 2002, Avanex and Oplink issued a joint public announcement of the merger and the related transactions. In addition, Mr. Engle and Mr. Fromm hosted a joint press conference at the Optical Fiber Communications Conference in Anaheim, California to discuss the transaction in more detail and accept questions from the press and representatives of the optical industry and the financial community.

Avanex’s Reasons for the Merger

Avanex’s board of directors has determined that the terms of the merger and the merger agreement are fair to, and in the best interests of, Avanex and its stockholders. Avanex’s board of directors consulted with senior management, as well as its legal counsel, independent auditors and financial advisors in reaching its decision to approve the merger. Avanex’s board of directors considered a number of factors in its deliberations, including the following:

•	the competitive advantage of offering a more comprehensive product line, including Oplink’s broad portfolio of passive optical components;

•	the opportunity to utilize Oplink’s offshore manufacturing facilities to reduce manufacturing costs and optimize manufacturing efficiencies;

•
the opportunity to leverage Oplink’s research and development and engineering capabilities to facilitate faster product introduction, accelerated cost reduction and additional development of product features;

•	the potential of the combined company to respond more quickly to technological change and evolving standards;

•	the potential to reduce raw material and other costs through consolidating purchasing;

•	the opportunity to realize other cost savings by consolidating certain research and development programs and eliminating redundant expenses;

•	the opportunity to increase sales through Avanex’s ability to sell its products to a larger customer base and through expanded sales channels;

•	the benefits of becoming a larger organization with access to greater financial resources, enhanced research and development capabilities and expanded sales and distribution channels;

•
information regarding historical market prices and other information with respect to the Avanex common stock and the Oplink common stock, and the financial performance and condition, assets, liabilities, business operations and prospects of each of Avanex and Oplink;

•	the prices paid in comparable transactions involving other communications technology companies, as well as the trading performance for comparable companies in the industry;

•	beliefs shared by senior management of both companies that the prospects of the combined entity were more favorable than the prospects of the companies as separate entities;

•	the financial terms of the merger, including the proposed structure as a tax-free reorganization, and the exchange ratio;

•	the evaluation of Avanex’s management, financial advisors and legal advisors relating to the due diligence review that was conducted regarding Oplink’s business;

•
the opinion and the accompanying presentation of UBS Warburg to the effect that, as of March 18, 2002, and based upon and subject to the considerations described in its opinion, the exchange ratio provided for in the merger was fair from a financial point of view to the holders of Avanex common stock; and

•
the interests of the officers and directors of Avanex and Oplink in the merger, including the matters described under “The Merger—Interests of Certain Directors, Officers and Affiliates in the Merger” on page 81 and the impact of the merger on Avanex’s stockholders, customers and employees.

The Avanex board of directors also considered potential negative factors relating to the merger, including:

•	the potential dilutive effect on Avanex’s common stock price if revenue and earnings expectations for Oplink are not met;

•	the risk that the benefits sought to be achieved by the merger will not be realized;

•	the risk that the merger may not be completed in a timely manner, if at all;

•	the potential loss of key Avanex and Oplink employees critical to the ongoing success of Avanex’s and Oplink’s businesses and to the successful integration of the two companies;

•	the possibility of cultural conflicts;

•	difficulties associated with integration of each company’s products, networks and technologies;

•	the risk that transferring manufacturing of certain products to Oplink’s offshore manufacturing facilities will take more time and result in greater expense than anticipated;

•	the risk that Avanex will be unable to recruit employees critical to the ongoing success of the combined company’s operations; and

•	the other risks and uncertainties discussed above under “Risk Factors” beginning on page 18.

The foregoing discussion of the items that the Avanex board considered is not intended to be exhaustive, but includes all material items that the Avanex board considered. In view of the complexity and wide variety of factors, both positive and negative, that the Avanex board considered, the Avanex board did not find it practical to quantify, rank or otherwise weight the factors considered. In considering the various factors, individual members of the Avanex board considered all of these factors as a whole and concluded that, on balance, the benefits of the merger to Avanex and its stockholders outweighed the negative risks.

Recommendation of Avanex’s Board of Directors

After careful consideration, the Avanex board of directors unanimously determined that the proposed merger is fair to, and in the best interests of, Avanex and its stockholders. The Avanex board of directors unanimously recommends that Avanex stockholders vote FOR the issuance of Avanex common stock in connection with the merger.

In considering the recommendation of Avanex’s board of directors with respect to the merger, Avanex stockholders should be aware that certain directors and officers of Avanex have interests in the merger that are different from, or are in addition to, the interests of Avanex stockholders generally. See “The Merger—Interests of Certain Directors, Officers and Affiliates” on page 81.

Opinion of Avanex’s Financial Advisor

Under the terms of an engagement letter dated January 8, 2002, Avanex retained UBS Warburg to provide financial advisory services to Avanex and a financial fairness opinion to Avanex’s board of directors. On March 18, 2002, at a meeting of the board of directors of Avanex held to evaluate the terms of the proposed merger, UBS Warburg delivered to the board of directors an oral opinion, which opinion was confirmed by delivery of a written opinion dated March 18, 2002, to the effect that, as of that date and based on and subject to the assumptions, limitations and qualifications described in the opinion, the exchange ratio provided for in the merger was fair from a financial point of view to the holders of Avanex Common Stock.

The full text of UBS Warburg’s opinion is attached as Annex B to this joint proxy statement/prospectus. UBS Warburg’s opinion is directed only to the fairness from a financial point of view of the exchange ratio provided for in the merger and does not address any other aspect of the merger or any related transaction. The opinion does not address Avanex’s underlying business decision to effect the merger or constitute a recommendation to any holder of Avanex common stock as to how to vote with respect to the proposed merger. Holders of Avanex common stock are encouraged to read this opinion carefully in its entirety. The summary of UBS Warburg’s opinion described below is qualified in its entirety by reference to the full text of the opinion and the assumptions, limitations and qualifications described in the opinion.

In arriving at its opinion, UBS Warburg, among other things:

•	reviewed certain publicly available business and historical financial information relating to Avanex and Oplink;

•
reviewed certain internal financial information and other data relating to the business and financial prospects of Avanex, including estimates and financial forecasts prepared by management of Avanex, that were provided to UBS Warburg by Avanex and not publicly available;

•
reviewed certain internal financial information and other data relating to the business and financial prospects of Oplink, including estimates and financial forecasts prepared by the management of Oplink and not publicly available;

•	conducted discussions with members of the senior managements of Avanex and Oplink concerning the business and financial prospects of Avanex and Oplink;

•	reviewed publicly available financial and stock market data with respect to certain other companies in lines of business UBS Warburg believed to be generally comparable to that of Avanex;

•	compared the financial terms of the merger with the publicly available financial terms of certain other transactions which UBS Warburg believed to be generally relevant;

•	considered certain pro forma effects of the merger on Avanex’s financial statements;

•	reviewed the merger agreement; and

•	conducted such other financial studies, analyses, and investigations, and considered such other information as UBS Warburg deemed necessary or appropriate.

In connection with its review, UBS Warburg, at Avanex’s direction, did not assume any responsibility for independent verification for any of the information reviewed by UBS Warburg for the purpose of this opinion and, with Avanex’s consent, relied on such information being complete and accurate in all material respects. At Avanex’s direction, UBS Warburg did not make any independent evaluation or appraisal of any of the assets or liabilities (contingent or otherwise) of Avanex or Oplink, nor was UBS Warburg furnished with any such evaluation or appraisal. With respect to the financial forecasts, estimates and pro forma effects referred to above, UBS Warburg assumed, at Avanex’s direction, that they were reasonably prepared on a basis reflecting the best currently available estimates and judgments of the managements of the companies as to the future performance of their respective companies. UBS Warburg also assumed, with Avanex’s consent, that the merger will qualify as a tax-free reorganization for U.S. federal income tax purposes. UBS Warburg also assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the merger will be obtained without any material adverse effect on Avanex and/or Oplink and the merger.

UBS Warburg’s opinion was necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to UBS Warburg as of, the date of its opinion.

At Avanex’s direction, UBS Warburg was not asked to, nor did UBS Warburg offer any opinion as to the material terms of the merger agreement or the form of the merger. UBS Warburg expressed no opinion as to what the value of Avanex common stock will be when issued pursuant to the merger or the prices at which it will trade in the future. In rendering its opinion, UBS Warburg assumed, with Avanex’s consent, that the final executed form of the merger agreement did not differ in any material respect from the draft that UBS Warburg examined and that Avanex and Oplink would and will comply with all the material terms of the merger agreement.

In connection with rendering its opinion to Avanex’s board of directors, UBS Warburg performed a variety of financial analyses which are summarized below. The following summary is not a complete description of all of the analyses performed and factors considered by UBS Warburg in connection with its opinion. The preparation of a fairness opinion involves various determinations as to the most appropriate and relevant methods of financial analysis and the application of these methods to the particular circumstances and such analyses are not readily susceptible to summary description. With respect to the analysis of selected publicly traded companies and the analysis of selected transactions summarized below, no company or transaction used as a comparison is either identical or directly comparable to Oplink, Avanex or the proposed merger. These analyses necessarily involve complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the public trading or acquisition values of the companies concerned.

UBS Warburg believes that its analyses and the summary below must be considered as a whole and that selecting portions of its analyses and factors or focusing on information presented in tabular format, without considering all analyses and factors or the narrative description of the analyses, could create a misleading or incomplete view of the processes underlying UBS Warburg’s analyses and opinion. UBS Warburg did not draw, in isolation, conclusions from or with regard to any one factor or method of analysis nor did UBS Warburg place any particular reliance or weight on any individual analysis. Rather, UBS Warburg arrived at its opinion based on all the analyses undertaken by it assessed as a whole.

The estimates of Avanex’s and Oplink’s future performance provided by these companies’ respective managements in or underlying UBS Warburg’s analyses are not necessarily indicative of future results or values, which may be significantly more or less favorable than those estimates. In performing its analyses, UBS Warburg considered industry performance, general business and economic conditions and other matters. Estimates of the financial value of companies do not necessarily purport to be appraisals or reflect the prices at which companies actually may be sold.

The exchange ratio provided for in the merger was determined through negotiation between Avanex and Oplink and the decision to enter into the merger was solely that of Avanex’s board of directors. UBS Warburg’s opinion and financial analyses were only one of many factors considered by Avanex’s board of directors in its evaluation of the merger and should not be viewed as determinative of the views of Avanex’s board of directors or management with respect to the merger or the exchange ratio provided for in the merger.

The following is a brief summary of the material financial analyses performed by UBS Warburg and reviewed with Avanex’s board of directors in connection with its opinion. The financial analyses summarized below include information presented in tabular format. In order to fully understand UBS Warburg’s financial analyses, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. Considering the data below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of UBS Warburg’s financial analyses.

Exchange Ratio Analysis.    UBS Warburg compared the exchange ratio provided for pursuant to the merger of 0.4053x with the exchange ratio implied for Avanex and Oplink based on the average daily closing prices of Avanex common stock and Oplink common stock over the three-month period ended March 15, 2002. The table below summarizes the results of this analysis.

Exchange Ratio
Last Trading Day (March 15, 2002)	0.4000x
5 Day Average	0.3993x
10 Day Average	0.4152x
20 Day Average	0.4666x
60 Day Average	0.4365x
Period Average	0.4313x
Period High	0.5505x
Period Low	0.2556x
Proposed Transaction Exchange Ratio	0.4053x

UBS Warburg noted that the above values compared with the proposed transaction exchange ratio of 0.4053x.

Contribution Analysis.    UBS Warburg reviewed the contributions of Avanex and Oplink to the combined company’s revenue, gross profit, book value and tangible book value for calendar year 2000, calendar year 2001, and estimated calendar year 2002 (such estimates based on internal estimates of the respective companies’ management). Based on the exchange ratio provided for in the merger, this analysis indicated the following relative contributions of Avanex and Oplink:

	Percentage Contribution to Combined Company
	Avanex	Oplink

Calendar Year 2000
Revenue	52.1%	47.9%
Gross Profit	68.3%	31.7%
Book Value	44.7%	55.3%
Tangible Book Value	41.7%	58.3%

Calendar Year 2001
Revenue	45.4%	54.6%
Gross Profit	NM	NM
Book Value	45.0%	55.0%
Tangible Book Value	39.9%	60.1%

Calendar Year 2002 Estimated
Revenue	40.8%	59.2%
Gross Profit	23.0%	77.0%
Book Value	41.5%	58.5%
Tangible Book Value	36.9%	63.1%

NM = Not meaningful because one of the two values being contributed was below zero.

UBS Warburg noted that the pro forma ownership of the combined company by Avanex stockholders implied by the exchange ratio set forth in the merger would be 50.0%.

Analysis of Selected Public Companies.    UBS Warburg compared selected financial information, ratios and public market multiples for Avanex and Oplink to the corresponding data for the following publicly-traded companies:

• Agere Systems	• Bookham Technology	• New Focus
• Alcatel Optronics • Alliance Fiber Optic Products	• Finisar • JDS Uniphase	• Optical Communication Products
• Stratos Lightwave

UBS Warburg chose the selected companies because they were publicly-traded companies that, for purposes of the analysis, UBS Warburg considered reasonably comparable to Avanex and Oplink. The selected public companies may significantly differ from Avanex and Oplink based on, among other things, the size of the companies, the geographic coverage of the companies’ operations and the particular business segments in which the companies focus.

UBS Warburg reviewed, among other information, the selected companies’ multiples of total enterprise value, which consists of the market value of the particular company’s equity plus the market value, when available, of the particular company’s total debt and selected unfunded liabilities, minus cash, cash equivalents and marketable securities to revenue for the calendar years 2001, 2002 (estimated) and 2003 (estimated).

Estimated financial data for the selected companies for calendar years 2002 and 2003 was based on selected publicly available Wall Street analyst research reports.

The following table summarizes the results of this analysis:

	Comparable Companies[1]			Avanex[1]	Oplink[1]	Proposed Merger
	Mean	Median	Stripped Mean[2]			Oplink
Enterprise Value/Revenue
2001	3.4x	2.3x	2.5x	2.0x	1.1x	1.1x
2002 (Estimated)	4.5x	3.7x	4.1x	3.0x	1.7x	1.8x
2003 (Estimated)	3.7x	3.6x	3.6x	NA	NA	NA

NA = Not available
1.	2002 (Estimated), 2003 (Estimated) based on selected publicly available Wall Street analyst research reports.
2.	Excludes highest and lowest value.

UBS Warburg noted that the above values compared with the multiples implied by the proposed exchange ratio of 1.1x and 1.8x.

Estimated financial data for the selected companies was based on publicly available research analysts’ consensus estimates, where available.

Analysis of Selected Transactions.    UBS Warburg analyzed the premiums paid in sixteen selected merger of equal transactions. Eight of these were merger of equals transactions since 1999 in the technology industry:

Acquiror	Target
Identix	Visionics
Western Multiplex	Proxim
GlobeSpan	Virata
Phone.com	Software.com
Cybex Computer Products	Apex
NetIQ	Mission Critical Software
Whittman-Hart	USWeb/CKS
Uniphase	JDS Fitel

Eight of these were general merger of equals transactions since 2001:

Acquiror	Target
Veritas DGC	Petroleum GEO
P&O Princess	Royal Caribbean
Phillips Petroleum	Conoco
Santa Fe International	Global Marine
Mead	Westvaco
Pride International	Marine Drilling
NY Community Bancorp	Richmond County Financial
AmeriSource Health	Bergen Brunswig

UBS Warburg chose the selected transactions because they were business combinations that, for the purposes of the analysis, UBS Warburg considered to be reasonably comparable similar in structure to the merger.

UBS Warburg analyzed the premiums to be paid per share of Oplink common stock over selected periods based on Oplink’s common stock’s closing price on March 15, 2002 and compared it to the premiums paid in the selected transactions over similar time periods prior to the public announcement of the transaction. The following table summarizes the results of this analysis:

	% Premium Paid to Spot			% Premium Paid to Average
	1-Day Prior	1-Week Prior	4-Weeks Prior	1-Day Prior	1-Week Prior	4-Weeks Prior
Technology
Mean	5.4	6.7	10.3	5.4	10.0	10.4
Median	(2.7)	3.3	(2.5)	(2.7)	15.3	10.2
General
Mean	13.1	13.6	15.3	13.1	12.6	12.5
Median	9.2	9.9	5.4	9.2	9.9	8.3
Proposed Merger[1]	1.3	(7.1)	(6.1)	1.3	(1.7)	(1.3)

UBS Warburg noted that the above values compared with the premiums to be paid in the proposed merger of 1.3% (1-Day Spot); -7.1% (1-Week Spot); -6.1% (4-Weeks Spot); 1.3% (1-Day Average); -1.7% (1-Week Average); and -1.3% (4-Weeks Average).

1.	Assumes the merger was announced on March 18, 2002.

Combination Analysis.    UBS Warburg analyzed certain pro forma effects of the transaction on the estimated earnings per share of Avanex for the fiscal quarter ending September 30, 2002, the fiscal quarter ending December 31, 2002, and the calendar year 2002. This analysis was performed based upon forecasts for Avanex’s estimated earnings provided by Avanex management, forecasts for Oplink’s estimated earnings provided by Oplink management and forecasts for the combined company estimated earnings provided by Avanex. Based on the exchange ratio provided for in the merger, this analysis indicated that the merger could be accretive (i.e., could reduce the estimated loss per share) to Avanex’s estimated EPS in calendar year 2002. The actual results of the combined company post-merger may vary from the estimates on which this analysis was based and the variations may be material.

UBS Warburg is an internationally recognized investment banking firm. As part of its investment banking business, UBS Warburg is regularly engaged in evaluating businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive bids, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. Avanex’s board of directors selected UBS Warburg on the basis of the firm’s expertise, experience, qualifications and reputation.

Pursuant to the engagement letter between Avanex and UBS Warburg, Avanex agreed to pay UBS Warburg a fee of $3.0 million for its financial services, $500,000 of which upon UBS Warburg having substantially completed the work to prepare it to render a fairness opinion. Avanex has agreed to reimburse UBS Warburg for its reasonable expenses, including reasonable fees, disbursements and other charges of its legal counsel, and to indemnify UBS Warburg against any liabilities, including liabilities under federal securities laws, relating to or arising out of its engagement. In the past, UBS Warburg and its predecessors have provided investment banking services to Oplink and received compensation for rendering such services, acting as co-manager for Oplink’s initial public offering for which it received a fee of approximately $3.5 million.

In the ordinary course of business, UBS Warburg, its successors and affiliates, have traded or may trade securities of Avanex and Oplink for their own accounts and the accounts of their customers and, accordingly, may at any time hold a long or short position in such securities.

Oplink’s Reasons for the Merger

Oplink’s board of directors has determined that the proposed merger is advisable and fair to, and in the best interests of, Oplink and its stockholders and that Oplink should enter into the merger agreement. Oplink’s board of directors took into account a number of factors in its deliberations concerning the merger, including, but not limited to, the following:

•	substantially greater resources than Oplink as a stand-alone company;

•	a broader, more diversified product development pipeline and product base than Oplink as a stand-alone company;

•
increased marketing and sales opportunities for Oplink’s sale force, including enhanced opportunities in the carrier and OEM markets in light of the combined company’s pipeline of products and prospects for product introductions in the next several years;

•	the complementary product pipelines of the two companies;

•	the complementary scientific expertise of the two companies in the areas of fiber optic communication technology and the resulting prospects for enhanced application opportunities;

•
the greater financial profile of the combined company, which should better position the combined company to negotiate corporate partnerships and pursue licensing opportunities and potential strategic acquisitions;

•	the compatibility of management of the two companies;

•
information regarding historical market prices and other information with respect to the Oplink common stock and the Avanex common stock, and the financial performance and condition, assets, liabilities, business operations and prospects of each of Oplink and Avanex;

•	the prices paid in comparable transactions involving other communication technology companies, as well as the trading performance for comparable companies in the industry;

•	the expected increase in the market capitalization of the combined company which should help to maintain or improve liquidity opportunities for Oplink stockholders;

•
the belief that the terms of the merger agreement, including the parties’ mutual representations, warranties and covenants, and closing conditions, are reasonable and that the prospects for successful consummation of the transaction are high;

•	the analyses of Oplink’s management, financial advisors and legal advisors, including information relating to the due diligence review that was conducted regarding Avanex’s business;

•	operations, technology, legal matters and possible synergistic opportunities for the two companies;

•
the financial presentation of Credit Suisse First Boston made to Oplink’s board of directors on March 18, 2002 and the opinion of Credit Suisse First Boston to the effect that, as of March 18, 2002, and based upon and subject to various considerations set forth in the opinion, the exchange ratio in the merger was fair, from a financial point of view, to the holders of Oplink common stock; and

•	Oplink’s strategic alternatives to the merger, including to seek another opportunity to merge or consolidate or remain independent.

The Oplink board of directors also considered a number of potentially negative factors in its deliberations concerning the merger, including:

•	the general difficulties of integrating products, technologies and companies;

•	the risk that the integration of the two companies’ management and scientific cultures might not be accomplished quickly or smoothly;

•	the loss of control over the future operations of Oplink following the merger;

•	risks associated with Avanex’s product development pipeline and customer concentration;

•	risks associated with the fact that Avanex is a competitor of some of Oplink’s customers;

•	the potential loss of key Oplink employees critical to the ongoing success of Oplink’s product development;

•	the risk that the merger may not be completed in a timely manner, if at all;

•
the fact that the voting agreements and “no solicitation” provisions and related provisions in the merger agreement would discourage third parties from seeking to negotiate a superior proposal for the acquisition of Oplink; and

•	the other risks described above under “Risk Factors” beginning on page 18.

This discussion of information and factors considered by the Oplink board of directors is not intended to be exhaustive but is intended to summarize all material factors considered by the Oplink board of directors. In view of the wide variety of factors considered by the Oplink board of directors, the Oplink board of directors did not find it practicable to quantify or otherwise assign relative weights to the specific factors considered. However, Oplink’s board of directors concluded that the potential benefits of the merger outweighed the potential negative factors and that, overall, the proposed merger had greater potential benefits for Oplink’s stockholders than other strategic alternatives. After taking into account all of the factors set forth above, the Oplink board of directors unanimously agreed that the merger agreement and the merger were fair to, and in the best interests of, Oplink’s stockholders and that Oplink should enter into the merger agreement.

Recommendation of Oplink’s Board of Directors

After careful consideration of all of the factors set forth above, the Oplink board of directors unanimously determined that the proposed merger is advisable and fair to, and in the best interests of, Oplink and its stockholders. The Oplink board of directors unanimously recommends that Oplink stockholders vote FOR approval and adoption of the merger agreement and approval of the merger.

In considering the recommendation of Oplink’s board of directors with respect to the merger agreement, Oplink stockholders should be aware that certain directors and officers of Oplink have interests in the merger that are different from, or are in addition to, the interests of Oplink stockholders generally. See “The Merger—Interests of Certain Directors, Officers and Affiliates” on page 81.

Opinion of Oplink’s Financial Advisor

Oplink retained Credit Suisse First Boston to act as its exclusive financial advisor in connection with the merger. In connection with Credit Suisse First Boston’s engagement, Oplink requested that Credit Suisse First Boston evaluate the fairness, from a financial point of view, of the exchange ratio to holders of Oplink common stock. During the meeting of Oplink’s board of directors on March 18, 2002, Credit Suisse First Boston reviewed with the Oplink board of directors certain financial analyses, as described below, and rendered its oral opinion to the Oplink board of directors, subsequently confirmed in writing, that, as of March 18, 2002 and based upon and subject to the various considerations set forth in the Credit Suisse First Boston opinion, the exchange ratio was fair, from a financial point of view, to holders of Oplink common stock.

The full text of the Credit Suisse First Boston opinion, which sets forth, among other things, assumptions made, procedures followed, matters considered and limitations on the scope of the review undertaken by Credit Suisse First Boston in rendering its opinion, is attached as Annex C to this joint proxy statement/prospectus and is incorporated by reference in its entirety. Oplink stockholders are urged to, and should, read the Credit Suisse First Boston opinion carefully and in its entirety. The Credit Suisse First Boston opinion addresses only the fairness, from a financial point of view, of the exchange ratio to holders of Oplink common stock as of the date of the Credit Suisse First Boston opinion, and does not constitute a recommendation to any stockholder as to how such stockholder should vote or act on any matter relating to the merger. The summary of the Credit Suisse First Boston opinion in this joint proxy statement/prospectus is qualified in its entirety by reference to the full text of the Credit Suisse First Boston opinion.

In connection with its opinion, Credit Suisse First Boston, among other things,

•	reviewed the merger agreement and certain other related agreements;

•	reviewed certain publicly available business and financial information relating to Oplink and Avanex;

•
reviewed certain other information relating to Oplink and Avanex, including financial forecasts, provided by or discussed with Oplink and Avanex, and met with the managements of Oplink and Avanex to discuss the businesses and prospects of Oplink and Avanex, respectively;

•
considered certain financial and stock market data of Oplink and Avanex and compared that data with similar data for other publicly held companies in businesses which Credit Suisse First Boston deemed similar to those of Oplink and Avanex;

•	considered, to the extent publicly available, the financial terms of certain other business combinations and other transactions that have been recently effected or announced; and

•	considered such other information, financial studies, analyses and investigations and financial, economic and market criteria which Credit Suisse First Boston deemed relevant.

In connection with its review, Credit Suisse First Boston did not assume any responsibility for independent verification of any of the foregoing information and relied on such information being complete and accurate in all material respects. With respect to the financial forecasts that Credit Suisse First Boston reviewed, the managements of Oplink and Avanex reviewed certain publicly available financial forecasts relating to Oplink and Avanex, respectively, and advised Credit Suisse First Boston, and Credit Suisse First Boston assumed, that such forecasts represent reasonable estimates and judgments as to the future financial performance of Oplink and Avanex, respectively. In addition, Credit Suisse First Boston relied upon, without independent verification, the assessment of the managements of Oplink and Avanex as to:

•	the ability of Oplink and Avanex to retain key employees;

•
the strategic benefits and potential cost savings and other synergies (including the amount, timing and achievability of such benefits, savings and other synergies) anticipated to result from the merger;

•	the existing technology, products and services of Oplink and Avanex and the validity of, and risks associated with, the future technology, products and services of Oplink and Avanex; and

•	their ability to integrate the businesses of Oplink and Avanex.

Oplink also informed Credit Suisse First Boston, and Credit Suisse First Boston assumed, that the merger will be treated as a tax-free reorganization for federal income tax purposes. Credit Suisse First Boston also assumed, with Oplink’s consent, that in the course of obtaining necessary regulatory and third party approvals and consents for the merger, no modification, delay, limitation, restriction or condition will be imposed that will have a material adverse effect on Oplink or Avanex or the contemplated benefits of the merger and that the merger will be consummated in accordance with the terms of the merger agreement without waiver, modification or amendment of any material terms, conditions or agreements contained in the merger agreement. Credit Suisse First Boston was not requested to make, and did not make, an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of Oplink or Avanex, nor was Credit Suisse First Boston furnished with any such evaluations or appraisals. The Credit Suisse First Boston opinion is necessarily based upon information available to it as of the date of its opinion, and upon financial, economic, market and other conditions as they existed and could be evaluated on the date of the Credit Suisse First Boston opinion. Credit Suisse First Boston did not express any opinion as to what the value of Avanex common stock actually will be when issued to holders of Oplink common stock pursuant to the merger or the prices at which shares of Avanex common stock will trade at any time. The Credit Suisse First Boston opinion does not address the relative merits of the merger as compared to other business strategies that might be available to Oplink, nor does it address the underlying business decision of Oplink to proceed with the merger. Credit Suisse First Boston was not requested to, and did not, solicit third party indications of interest in acquiring all or any part of Oplink.

In preparing its opinion, Credit Suisse First Boston performed a variety of financial and comparative analyses. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Credit Suisse First Boston believes that its analyses must be considered as a whole and that selecting portions of its analyses and of the factors considered by it, without considering all analyses and factors, could create a misleading view of the processes underlying the Credit Suisse First Boston opinion. No company or transaction used in the analysis performed by Credit Suisse First Boston as a comparison is identical to Oplink, Avanex or the contemplated merger. In addition, Credit Suisse First Boston may have given various analyses more or less weight than other analyses, and may have deemed various assumptions more or less probable than other assumptions, so that the range of valuation resulting from any particular analysis described below should not be taken to be Credit Suisse First Boston’s view of the actual value of Oplink or Avanex. The analyses performed by Credit Suisse First Boston are not necessarily indicative of actual values or actual future results, which may be significantly more or less favorable than suggested by such analyses. In addition, analyses relating to the value of businesses or assets do not purport to be appraisals or to necessarily reflect the prices at which businesses or assets may actually be sold. The analyses performed were prepared solely as part of Credit Suisse First Boston’s analysis of the fairness, from a financial point of view, of the exchange ratio to holders of Oplink common stock and were provided to the board of directors of Oplink in connection with the delivery of the Credit Suisse First Boston opinion.

The following is a summary of material financial analyses performed by Credit Suisse First Boston in connection with the preparation of its opinion, and reviewed with the Oplink board of directors at a meeting of the Oplink board of directors held on March 18, 2002. Certain of the following summaries of financial analyses that were performed by Credit Suisse First Boston include information presented in tabular format. In order to understand fully the material financial analyses that were performed by Credit Suisse First Boston, the tables should be read together with the text of each summary. The tables alone do not constitute a complete description of the material financial analyses.

Implied Transaction Multiples.    Credit Suisse First Boston calculated several values implied by the merger exchange ratio, including the implied price per Oplink share, the implied premium to Oplink’s closing share price on March 15, 2002, the implied pro forma fully-diluted ownership of Oplink stockholders in Avanex and the implied Oplink fully-diluted equity value and aggregate value. The following table summarizes the results of this analysis:

Implied Price Per Oplink Share	Implied Premium to Market Price Per Oplink Share	Implied Pro Forma Fully-Diluted Oplink Ownership in Avanex	Implied Oplink Fully-Diluted Equity Value	Implied Oplink Fully-Diluted Aggregate Value
$1.78	1.3%	50.0%	$310.1 million	$86.4 million

Credit Suisse First Boston also calculated certain additional values implied by the merger exchange ratio, including the implied fully-diluted aggregate value of Oplink and Avanex as a multiple of revenues and gross profit for calendar year and fiscal year 2002. These implied values were based on closing share prices for Oplink and Avanex on March 15, 2002 and the price per Oplink share implied by the merger exchange ratio. The multiples were calculated using publicly available forecasts prepared by securities research analysts for calendar year and fiscal year 2002. The following table summarizes the results of this analysis:

	Multiples Implied by Market Price Per Share		Multiples Implied by Merger Exchange Ratio
Implied Multiples	Avanex	Oplink	Oplink
Fully-Diluted Aggregate Value/Fiscal Year 2002 Revenues	3.8x	1.9x	2.0x
Fully-Diluted Aggregate Value/Fiscal Year 2002 Gross Profit	64.1x	NM1	NM	(1)
Fully-Diluted Aggregate Value/Calendar Year 2002 Revenues	3.1x	1.7x	1.8x
Fully-Diluted Aggregate Value/Calendar Year 2002 Gross Profit	33.8x	18.3x	19.2x

1	Implied multiple is not meaningful due to a negative estimated gross profit for fiscal year 2002.

Oplink Historical Stock Trading Performance.    Credit Suisse First Boston analyzed the prices at which Oplink common stock traded from October 4, 2000 (the date of the initial public offering of Oplink’s common stock) through March 15, 2002. Credit Suisse First Boston noted that the high closing price of Oplink common stock during this period was $37.00 on October 23, 2000, and that the low closing price of Oplink common stock was $0.63 on October 1, 2001. Credit Suisse First Boston also noted the average closing price of Oplink common stock over various periods prior to March 15, 2002, as summarized below:

Period Prior to March 15, 2002	Average Closing Price
Market	$1.76
Last 5 trading days	$1.81
Last 10 trading days	$1.82
Last 30 trading days	$1.86
Last 60 trading days	$2.03
Last 90 trading days	$1.90

Credit Suisse First Boston noted that the average daily volume of shares of Oplink common stock traded between October 4, 2000 and March 15, 2002 was 519,622.

Avanex Historical Stock Trading Performance.    Credit Suisse First Boston analyzed the prices at which Avanex common stock traded from February 4, 2000 (the date of the initial public offering of Avanex’s common stock) through March 15, 2002. Credit Suisse First Boston noted that the high closing price of Avanex common stock during this period was $261.00 on March 8, 2000, and that the low closing price of Avanex common stock was $2.81 on October 2, 2001. Credit Suisse First Boston also noted the average closing price of Avanex common stock over various periods prior to March 15, 2002, as summarized below:

Period Prior to March 15, 2002	Average Closing Price
Market	$4.40
Last 5 trading days	$4.55
Last 10 trading days	$4.40
Last 30 trading days	$3.94
Last 60 trading days	$4.78
Last 90 trading days	$5.56

Credit Suisse First Boston noted that the average daily volume of shares of Avanex common stock traded between February 4, 2000 and March 15, 2002 was 944,617.

Historical Indexed Trading Performance.    Credit Suisse First Boston compared the recent stock price performance of Oplink with the recent stock price performance of Avanex, a composite index comprising 10 optical component manufacturing companies and the Nasdaq composite index over the period from October 4, 2000 through March 15, 2002. The following table sets forth the changes in such stock prices and indices over this period:

Change from October 4, 2000
Oplink	(95%)
Avanex	(96%)
Optical Components Composite Index	(92%)
Nasdaq	(47%)

Historical Exchange Ratio and Relative Ownership Analysis.    Credit Suisse First Boston calculated the average ratio of Oplink’s closing share price to Avanex’s closing share price for each trading day for various periods ended March 15, 2002, and the premium/(discount) of the market exchange ratio and the merger exchange ratio to such average exchange ratios. Credit Suisse First Boston also calculated the pro forma fully- diluted ownership of Oplink stockholders in the combined company implied by the average market exchange ratio over such periods. The following table summarizes the results of this analysis:

	Average Market Exchange Ratio Over Period	Implied Fully-Diluted Oplink Ownership of Combined Company Over Period	Premium/(Discount) to Average Market Exchange Ratio Over Period
Period Prior to March 15, 2002			Market Exchange Ratio on March 15, 2002	Merger Exchange Ratio
Since Oplink IPO	0.311x	43.2%	28.5%	30.2%
Last Twelve Months	0.321x	43.1%	24.8%	26.4%
Last 180 trading days	0.333x	44.9%	20.2%	21.8%
Last 90 trading days	0.369x	47.6%	8.4%	9.8%
Last 60 trading days	0.437x	51.9%	(8.4%)	(7.1%)
Last 30 trading days	0.478x	54.2%	(16.3%)	(15.1%)
Last 10 trading days	0.415x	50.6%	(3.7%)	(2.4%)
March 15, 2002	0.400x	49.6%	0.0%	1.3%

Premium Analysis.    Credit Suisse First Boston compared the premium/(discount) of the merger exchange ratio to the market exchange ratio on March 15, 2002 and the premium/(discount) of the price per Oplink share implied by the merger exchange ratio to the closing price of Oplink common stock on the 30th and 60th trading day prior to such date, respectively. The following table summarizes the results of this analysis:

Merger Exchange Ratio	Premium/(Discount) to Market Exchange Ratio	Premium/(Discount) to Oplink Closing Share Price on 30th Trading Day Prior to March 15, 2002	Premium/(Discount) to Oplink Closing Share Price on 60th Trading Day Prior to March 15, 2002
0.405x	1.3%	(16.7%)	(6.1%)

Comparable Company Analysis.    Credit Suisse First Boston also compared the implied fully-diluted aggregate value of Oplink and Avanex as a multiple of revenues and gross profit for calendar year 2002 to similar values for other companies in the optical components manufacturing industry. These implied values were based on closing share prices on March 15, 2002 and, with respect to Oplink, the price per Oplink share implied by the merger exchange ratio. The following table summarizes the results of this analysis:

Companies	Fully-Diluted Aggregate Value/Calendar Year 2002E Revenue	Fully-Diluted Aggregate Value/Calendar Year 2002E Gross Profit
Avanex[1]	3.1x	33.8x
Oplink[1]	1.7x	18.3x
Oplink at Merger Exchange Ratio*	1.8x	19.2x
JDS Uniphase	5.9x	17.5x
Corning	2.4x	12.9x
Agere Systems	2.6x	9.9x
Finisar	7.1x	20.3x
Alcatel Optronics	2.7x	NM2
Optical Communications Products	4.2x	17.5x
Stratos Lightwave	2.2x	8.6x
New Focus	NM3	NM3
Bookham Technology	NM3	NM3
Alliance Fiber Optic Products	NM3	NM3

Median	2.7x	15.2x
Mean	3.9x	14.5x

1	Excluded from calculation of median and mean.
2	Implied multiple is not meaningful due to a negative estimated gross profit for calendar year 2002.
3	Implied multiple is not meaningful due to a negative implied fully-diluted aggregate value.
Credit Suisse First Boston noted that the price per Oplink share implied by the median multiples of revenues and gross profit for calendar year 2002 was $2.02 and $1.68, respectively, as compared to an implied price per Oplink share of $1.78 based on the exchange ratio in the merger agreement and the closing share price of Oplink common stock on March 15, 2002 of $1.76.

Contribution Analysis.    Credit Suisse First Boston analyzed the relative contributions of Oplink and Avanex to the pro forma total revenues and gross profit of the combined company, based on publicly available estimates for fiscal years 2002 and 2003 prepared by securities research analysts. Credit Suisse First Boston calculated certain values implied by such relative contributions, including the implied pro forma fully-diluted ownership of Oplink stockholders in Avanex and the implied market exchange ratio and price per Oplink share. The following table summarizes the results of this analysis:

	Implied Pro Forma Fully-Diluted Oplink Ownership in Avanex	Implied Exchange Ratio	Implied Oplink Price Per Share
Fiscal Year 2002E Revenues	55.5%	0.501x	$2.21
Fiscal Year 2003E Revenues	54.3%	0.478x	$2.10
Fiscal Year 2002E Gross Profit	40.8%	0.283x	$1.24
Fiscal Year 2003E Gross Profit	54.0%	0.473x	$2.08

Credit Suisse First Boston noted that Oplink’s contribution to the estimated pro forma total revenues and gross profit of the combined company for fiscal years 2002 and 2003 indicated an implied valuation range of Oplink common stock of $1.24 to $2.21 per share.

Precedent Transactions Analysis.    Credit Suisse First Boston reviewed the exchange ratio premiums paid in the following 13 precedent merger-of-equals transactions:

•      Western Multiplex Corporation/Proxim
•      GlobeSpan/Virata
•      Broadbase Software/KANA Software
•      Phone.com/Software.com
•      Cybex Computer Products/Apex
•      NetIQ/Mission Critical Software
•      Whittman-Hart/USWeb
• Bamboo.com/Interactive Pictures • Mindspring Enterprises/Earthlink • Uniphase/JDS Fitel • Rational Software/Pure Atria • 3Com/U.S. Robotics • Pure Software/Atria Software

For each transaction, Credit Suisse First Boston calculated the premium or discount implied by the exchange ratio in each transaction relative to the ratio of the closing stock prices for the target company and the acquiror company in the transaction over various periods prior to public announcement of the transaction. Credit Suisse First Boston then applied the median of such premiums to ratios of the closing price of Oplink common stock to the closing price of Avanex common stock over the same periods, to calculate the exchange ratios implied by such precedent exchange ratio premiums. Credit Suisse First Boston also calculated certain values derived from the implied exchange ratios, including the implied prices per Oplink share, implied premium/(discount) to Oplink’s share price on March 15, 2002 and the implied fully-diluted ownership of Oplink stockholders in Avanex. The following table summarizes the results of this analysis:

	Trailing 90 Days	Trailing 60 Days	Trailing 30 Days	Market
Median Premium Paid in Precedent Transactions	9.2%	6.2%	9.8%	11.1%
Mean Premium Paid in Precedent Transactions	12.9%	11.4%	10.3%	9.9%
Oplink/Avanex Observed Exchange Ratios	0.369x	0.437x	0.478x	0.400x
Implied Merger Exchange Ratio Based on Precedent Median Premium	0.403x	0.464x	0.525x	0.445x
Implied Oplink Price Per Share	$1.77	$2.04	$2.31	$1.96
Implied Premium/(Discount) to Market Price Per Oplink Share on March 15, 2002	0.8%	15.9%	31.2%	11.1%
Implied Fully-Diluted Oplink Ownership in Avanex	49.8%	53.4%	56.6%	52.3%

Credit Suisse First Boston noted that this analysis indicated an implied valuation range of Oplink common stock of $1.77 to $2.31 per share.

No transaction utilized as a comparison in the precedent transactions analysis is identical to the merger. Mathematical analysis, such as determining the average or the median, is not in itself a meaningful method of using comparable transaction data.

Discounted Cash Flow Analyses.    Using a discounted cash flow analysis, Credit Suisse First Boston calculated certain implied equity values for Oplink on a stand-alone basis and the price per Oplink share and the exchange ratio and premium to market price per Oplink share implied by such equity values. The discounted cash flow analysis was based on various operating assumptions provided by Oplink management, including assumptions relating to working capital, capital expenditures and depreciation. Credit Suisse First Boston’s analysis used discount rates ranging from 16% to 20% and terminal multiples of net operating profit after tax (NOPAT) of 17.5x to 22.5x. The following table summarizes the results of this analysis:

Oplink on a Stand-Alone Basis

	Discount Rate
	16%			18%			20%
Terminal Next Twelve Month Unlevered NOPAT Multiple	17.5x	20.0x	22.5x	17.5x	20.0x	22.5x	17.5x	20.0x	22.5x
Oplink Equity Value (millions)	$322.1	$343.9	$365.7	$312.5	$332.8	$353.0	$303.8	$322.6	$341.4
Implied Price Per Oplink Share	$1.85	$1.97	$2.09	$1.80	$1.91	$2.02	$1.75	$1.85	$1.96
Implied Merger Exchange Ratio	0.421x	0.448x	0.475x	0.408x	0.434x	0.459x	0.397x	0.421x	0.445x
Implied Premium/(Discount) to Market Price Per Oplink Share on March 15, 2002	5.1%	11.9%	18.7%	2.1%	8.5%	14.8%	(0.7%)	5.3%	11.2%

Credit Suisse First Boston noted that this analysis indicated an implied valuation range of Oplink common stock of $1.75 to $2.09 per share

Credit Suisse First Boston also performed a similar discounted cash flow analysis for Oplink on a pro forma combined basis. Credit Suisse First Boston calculated the price per Oplink share implied by such analysis, assuming synergies anticipated by the management of Oplink and Avanex to result from the merger. Credit Suisse First Boston’s analysis used discount rates ranging from 15% to 19%. The following table summarizes the results of this analysis:

Oplink on a Pro-Forma Combined Basis

	Discount Rate
	15%			17%			19%
Terminal Next Twelve Month Unlevered NOPAT Multiple	17.5x	20.0x	22.5x	17.5x	20.0x	22.5x	17.5x	20.0x	22.5x
Oplink Share of Combined Equity Value (Including Revenue Synergies/Excluding Cost Synergies) (millions)	$349.6	$379.3	$409.1	$335.8	$363.4	$391.0	$323.3	$349.0	$374.6
Implied Price Per Oplink Share (Including Revenue and Cost Synergies)	$2.18	$2.35	$2.51	$2.11	$2.26	$2.41	$2.04	$2.18	$2.32

Credit Suisse First Boston noted that this analysis indicated an implied valuation range of Oplink common stock of $2.04 to $2.51 per share.

Credit Suisse First Boston’s opinion and presentation to the Oplink board of directors was one of many factors taken into consideration by the Oplink board of directors in making its determination to engage in the merger. Consequently, the analyses described above should not be viewed as determinative of the opinion of the Oplink board of directors or the management of Oplink with respect to the value of Oplink or whether the Oplink board of directors would have been willing to agree to a different exchange ratio.

The Oplink board of directors retained Credit Suisse First Boston to act as its exclusive financial advisor in connection with the merger. Credit Suisse First Boston was selected by the Oplink board of directors based on Credit Suisse First Boston’s qualifications, expertise and reputation. Credit Suisse First Boston is an internationally recognized investment banking and advisory firm. Credit Suisse First Boston, as part of its investment banking business, is continuously engaged in the valuation of businesses and securities in connection with mergers and acquisitions, leveraged buyouts, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. In the past two years Credit Suisse First Boston and its affiliates have provided certain investment banking and financial services to Oplink and Avanex unrelated to the merger for which they have received compensation of approximately $75,000 and $1,000, respectively. In the ordinary course of its business, Credit Suisse First Boston and its affiliates may actively trade the debt and equity securities of Oplink and Avanex for their own accounts and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

Pursuant to an engagement letter dated as of December 20, 2001, Oplink engaged Credit Suisse First Boston to provide financial advisory services to the Oplink board of directors in connection with the merger, including, among other things, rendering its opinion. Pursuant to the terms of the engagement letter, Oplink has agreed to pay Credit Suisse First Boston a transaction fee equal to approximately $4.8 million, payable upon consummation of the merger. Oplink has also agreed to pay Credit Suisse First Boston a fee of $750,000 which became payable upon delivery by Credit Suisse First Boston of its opinion, which amount will be credited against the transaction fee payable to Credit Suisse First Boston. In addition, Oplink has agreed to reimburse Credit Suisse First Boston for its out-of-pocket expenses, including attorney’s fees, incurred in connection with its engagement and to indemnify Credit Suisse First Boston and certain related persons against certain liabilities and expenses arising out of or in conjunction with its rendering of services under its engagement, including liabilities arising under the federal securities laws.

Completion and Effectiveness of the Merger

The merger will be completed when all of the conditions to completion of the merger are satisfied or waived, including approval of the issuance of shares of Avanex common stock in connection with the merger by the Avanex stockholders and the approval and adoption of the merger agreement and approval of the merger by the stockholders of Oplink. The parties will cause the merger to become effective by filing of a certificate of merger with the Secretary of State of the State of Delaware. We expect the merger to occur in the third calendar quarter of 2002. However, because the merger is subject to governmental approvals and other customary conditions, we cannot predict the exact timing.

Merger Consideration

At the effective time of the merger, each outstanding share of Oplink common stock will automatically be converted into 0.405344 of a share of Avanex common stock. The number of shares of Avanex common stock that Oplink stockholders will receive in the merger will be appropriately adjusted for any stock splits, combinations and other similar events that occur between the date of the merger agreement and the completion of the merger.

No Fractional Shares

Avanex will not issue fractional shares of common stock in the merger. Instead, each Oplink stockholder otherwise entitled to a fractional share of Avanex common stock will receive cash, without interest, in lieu of a fraction of a share of Avanex common stock. Specifically, the exchange agent in the merger will, as promptly as practicable after the determination of the amount of cash, if any, to be paid to holders of fractional interests, notify Avanex of such amount, and Avanex will deposit such amount with the exchange agent and will cause the exchange agent to forward payments to the owners of fractional interests. The amount of cash that an Oplink stockholder would receive in lieu of a fractional share of Avanex common stock is equal to the product of the fractional interest held by such stockholder multiplied by the average of the closing prices of one share of Avanex common stock on the Nasdaq National Market for the five trading days immediately prior to the closing date of the merger.

Treatment of Oplink Stock Options

At the effective time of the merger, each outstanding Oplink stock option will cease to represent a right to acquire shares of Oplink common stock and will be converted into an option to purchase a number of shares of Avanex common stock equal to the number of shares of Oplink common stock subject to such option multiplied by 0.405344 (rounded down to the next whole share of Avanex common stock), at a per share exercise price equal to the per share exercise price of such option divided by 0.405344 (rounded up to the next whole cent). Each converted Oplink option will be subject to all other terms and conditions set forth in the applicable documents evidencing each Oplink stock option immediately prior to the effective time of the merger. Avanex and Oplink intend that the Oplink stock options assumed by Avanex will qualify as incentive stock options to the extent that such stock options qualified as incentive stock options prior to the effective time of the merger. As of June 1, 2002, options to purchase an aggregate of 28,492,114 shares of Oplink common stock were outstanding under Oplink’s stock option plans.

Assumption of Oplink 2000 Equity Incentive Plan

Upon completion of the merger, Avanex intends to assume Oplink’s 2000 Equity Incentive Plan. As of June 1, 2002, 28,915,517 shares of Oplink common stock, equivalent to 11,720,731 shares of Avanex common stock as adjusted to reflect the exchange ratio in the merger, remained available for future grants under this plan. Avanex intends to file a registration statement on Form S-8 with the Securities and Exchange Commission following the completion of the merger with respect to the shares available in connection with future grants under this assumed option plan.

Exchange of Oplink Stock Certificates for Avanex Stock Certificates

When the merger is completed, the exchange agent will mail to Oplink stockholders a letter of transmittal and instructions for use in surrendering their Oplink stock certificates in exchange for Avanex stock certificates. When an Oplink stockholder delivers Oplink stock certificates to the exchange agent along with a properly executed letter of transmittal and any other required documents, the stockholder’s Oplink stock certificates will be canceled and the stockholder will receive an Avanex stock certificate representing the number of full shares of Avanex common stock to which the stockholder is entitled under the merger agreement. Oplink stockholders will receive payment in cash, without interest, in lieu of any fraction of a share of Avanex common stock which would have been otherwise issuable to them as a result of the merger, calculated as provided above.

Oplink stockholders should not submit their Oplink stock certificates for exchange unless and until they receive the transmittal instructions and a form of letter of transmittal from the exchange agent.

Oplink stockholders are not entitled to receive any dividends or other distributions on Avanex common stock until the merger is completed and they have surrendered their Oplink stock certificates in exchange for Avanex stock certificates.

If there is any dividend or other distribution on Avanex common stock with a record date after the completion of the merger and a payment date prior to the date that an Oplink stockholder surrenders Oplink stock certificates in exchange for Avanex stock certificates, the Oplink stockholder will receive any such dividend or other distribution with respect to the number of whole shares of Avanex common stock issued to the stockholder promptly after the Avanex shares are issued.

If there is any dividend or other distribution on Avanex common stock with a record date after the completion of the merger and a payment date after the date on which an Oplink stockholder surrenders Oplink stock certificates in exchange for Avanex stock certificates, the Oplink stockholder will receive any such dividend or other distribution with respect to the number of whole shares of Avanex common stock issued to the stockholder promptly after the payment date.

Avanex will only issue an Avanex stock certificate or a check in lieu of a fractional share in a name other than the name in which a surrendered Oplink stock certificate is registered if an Oplink stockholder presents the exchange agent with all documents required to show and effect the unrecorded transfer of ownership and show that such stockholder paid any applicable stock transfer taxes.

Material United States Federal Income Tax Consequences of the Merger

The following summary discusses the material United States federal income tax consequences of the merger to Oplink stockholders. The following discussion is based on existing provisions of the Internal Revenue Code of 1986, as amended, existing treasury regulations and current administrative rulings and court decisions, all of which are subject to change, possibly with retroactive effect, and to differing interpretations.

We do not discuss all United States federal income tax considerations that may be relevant to a particular stockholder in light of his or her personal circumstances or to stockholders subject to special treatment under the federal income tax laws, including:

•	dealers in securities or foreign currencies;

•	stockholders who are subject to the alternative minimum tax provisions of the Internal Revenue Code;

•	tax-exempt organizations;

•	non-United States persons or entities;

•	financial institutions, mutual funds or insurance companies;

•	stockholders who acquired Oplink common stock in connection with stock option or stock purchase plans or in other compensatory transactions;

•	stockholders whose shares of Oplink common stock are qualified small business stock for purposes of Section 1202 of the Internal Revenue Code; or

•	stockholders who hold Oplink common stock as part of an integrated investment, including a “straddle,” comprised of shares of Oplink common stock and one or more other positions.

In addition, we do not discuss the tax consequences of the merger under foreign, state or local tax law. Nor does this discussion address (i) the tax consequences of transactions effectuated before, after or at the same time as the merger, whether or not they are in connection with the merger, including, without limitation, transactions in which shares of Avanex common stock are acquired or shares of Oplink common stock are disposed of, or (ii) the tax consequences of the receipt of shares of Avanex common stock other than in exchange for shares of Oplink common stock. Further, this discussion assumes that Oplink stockholders hold their shares of Oplink common stock as capital assets within the meaning of Section 1221 of the Internal Revenue Code (generally, as property held as an investment).

Accordingly, we urge you to consult your tax advisors as to the specific tax consequences to you of the merger, including any applicable federal, state, local and foreign tax consequences.

The completion of the merger is conditioned upon the delivery by each of Wilson Sonsini Goodrich & Rosati, Professional Corporation, counsel to Avanex, and Cooley Godward LLP, counsel to Oplink, of its opinion to the effect that, on the basis of the facts, assumptions, and representations set forth in such opinion, the merger will constitute a “reorganization” for United States federal income tax purposes within the meaning of Section 368(a) of the Internal Revenue Code. In the opinion of each of Wilson Sonsini Goodrich & Rosati, Professional Corporation, and Cooley Godward LLP (which opinions are subject to the limitations, qualifications and exceptions described herein and in Exhibits 8.1 and 8.2 to this joint proxy statement/prospectus), the merger will constitute a reorganization within the meaning of Section 368(a) of the Internal Revenue Code. As a result of the merger qualifying as a “reorganization”:

•
Oplink stockholders will not recognize any gain or loss upon the receipt of Avanex common stock in exchange for Oplink common stock in connection with the merger, except for cash received instead of a fractional share of Avanex common stock;

•
the aggregate tax basis of the Avanex common stock received by an Oplink stockholder in connection with the merger, including any fractional share of Avanex common stock not actually received, will be equal to the aggregate tax basis of the Oplink common stock surrendered in exchange therefor;

•
the holding period of the Avanex common stock received by an Oplink stockholder in connection with the merger will include the holding period of the Oplink common stock surrendered in connection with the merger;

•
cash payments received by an Oplink stockholder for a fractional share of Avanex common stock will be treated as if such fractional share had been issued in connection with the merger and then redeemed by Avanex, and Oplink stockholders will recognize capital gain or loss with respect to such cash payment, measured by the difference, if any, between the amount of cash received and the tax basis in such fractional share; and

•	Avanex, Pearl Acquisition Corp. and Oplink will not recognize gain or loss as a result of the merger.

Each Oplink stockholder that receives Avanex common stock in the merger will be required to file a statement with his or her federal income tax return setting forth his or her basis in the Oplink common stock surrendered and the fair market value of the Avanex common stock and cash, if any received in the merger, and to retain permanent records of these facts relating to the merger.

Neither Avanex nor Oplink will request a ruling from the Internal Revenue Service regarding the tax consequences of the merger to Oplink stockholders. The tax opinions do not bind the Internal Revenue Service and do not prevent the Internal Revenue Service from successfully asserting a contrary opinion. In addition, if any of the representations or assumptions upon which the opinions are based are inconsistent with the actual facts, the tax consequences of the merger could be adversely affected.

In the event of a successful IRS challenge to the reorganization status of the merger, each of the Oplink stockholders would generally recognize gain or loss for United States federal income tax purposes upon the receipt of shares of Avanex common stock in exchange for shares of Oplink common stock in the merger. An Oplink stockholder’s aggregate basis in the Avanex common stock so received would equal its fair market value as of the effective date of the merger, and each Oplink stockholder’s holding period for such Avanex common stock would begin the day after the merger.

Regulatory Matters; Hart-Scott-Rodino Act and Antitrust

The merger is subject to the requirements of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, which prevents this transaction from being completed until required information and materials are furnished to the Antitrust Division of the U.S. Department of Justice and the U.S. Federal Trade Commission and the related waiting period expires or is terminated early. Avanex and Oplink have made the required filings under applicable antitrust laws with the Department of Justice and the Federal Trade Commission. The Federal Trade Commission has granted early termination of the antitrust waiting period for the merger. However, either the Department of Justice or the Federal Trade Commission as well as a foreign regulatory agency or government, state or private person, may challenge the merger at any time before or after its completion.

Other Approvals

If any additional governmental approvals or actions are required, we intend to try to obtain them. We cannot assure you, however, that we will be able to obtain any approvals or actions.

Accounting Treatment

The acquisition will be accounted for as a “purchase” transaction for accounting and financial reporting purposes, in accordance with accounting principles generally accepted in the United States. After the merger, the results of operations of Oplink will be included in the consolidated financial statements of Avanex. The purchase price will be allocated based on the fair values of the assets acquired and the liabilities assumed. Pursuant to Statements of Financial Accounting Standards No. 141, “Business Combinations” and No. 142, “Goodwill and Other Intangible Assets,” goodwill will no longer be subject to amortization over its estimated useful life. Rather, goodwill will be subject to at least annual assessment for impairment based on a fair value test. Identified intangible assets with finite lives will be amortized over those lives. A final determination of the intangible asset values and required purchase accounting adjustments, including the allocation of the purchase price to the assets acquired and liabilities assumed based on their respective fair values, has not yet been made. Avanex will determine the fair value of assets and liabilities and will make appropriate business combination accounting adjustments. However, for purposes of disclosing unaudited pro forma information in this joint proxy statement/ prospectus, Avanex has made a preliminary determination of the purchase price allocation, based upon current estimates and assumptions, which is subject to revision upon consummation of the merger.

Restrictions on Sales of Shares by Affiliates of Oplink

The shares of Avanex common stock to be issued in connection with the merger will be registered under the Securities Act. These shares will be freely transferable under the Securities Act, except for shares of Avanex common stock issued to any person who is an affiliate of Oplink at the time the merger is submitted to the stockholders for vote or consent. Persons who may be deemed to be affiliates include individuals or entities that control, are controlled by, or are under common control of Oplink, and may include some of the officers and directors, as well as their respective principal stockholders. Affiliates at the time the merger is submitted to the stockholders for vote or consent may not sell their shares of Avanex common stock acquired in connection with the merger except pursuant to (1) an effective registration statement under the Securities Act covering the resale of those shares, (2) an exemption under paragraph (d) of Rule 145 under the Securities Act or (3) any other applicable exemption under the Securities Act.

As an inducement to Avanex to enter into the merger agreement, Frederick Fromm, Bruce Horn, Christian Lepiane, Ken Brizel, Zee Hakimoglu, Wei Zhong Li, Li Relative Partners L.P., Jingyu Xu, Yanfeng Yang, Weiming Li, Joseph Y. Liu, Chieh Chang, Chieh & Lily Chang Family Trust, Herbert Chang, InveStar Burgeon Capital, Inc., InveStar Excelsus Venture Capital (Int’l) Inc., LDC, InveStar Dayspring Venture Capital, Inc., Forefront Venture Partners, L.P., David Spreng, Crescendo III, L.P., Crescendo III Executive Fund, L.P., Crescendo III, GbR, Leonard LeBlanc and Terry Brown executed affiliate agreements on March 18, 2002. Pursuant to these affiliate agreements, Avanex will be entitled to place appropriate legends on the certificates evidencing any Avanex common stock to be received by these persons, or entities, if these persons or entities are affiliates of Oplink at the time the merger is submitted to stockholders for vote or consent, and to issue stop transfer instructions to the transfer agent for the Avanex common stock received by the affiliates. Further, these individuals have also acknowledged the resale restrictions imposed by Rule 145 under the Securities Act on shares of Avanex common stock to be received by them in the merger, if these persons or entities are affiliates of Oplink at the time the merger is submitted to stockholders for vote or consent.

Interests of Certain Directors, Officers and Affiliates

When considering the recommendation of the boards of directors of both companies, you should be aware that certain directors and officers have interests in the merger that are different from, or are in addition to the Avanex and Oplink stockholders.

Directorships

Following the merger, the board of directors of the combined company will consist of nine members, including Paul Engle, Walter Alessandrini, Todd Brooks and Joel Smith, who are currently members of Avanex’s board of directors, and Joseph Y. Liu, Chieh Chang, Herbert Chang and Leonard LeBlanc, who are currently members of Oplink’s board of directors, and one independent member selected with the approval of both a majority of the continuing members of the Avanex board of directors and a majority of the four members of the Oplink board of directors who will be joining the Avanex board. In addition, Paul Engle and Joseph Y. Liu will become Co-Chairmen of the board of directors of the combined company.

Retention and Severance Plan

The success of the combined company following the merger will be determined in part by how effectively the combined company will be able to successfully create a unified workforce, including a management team, drawn from the existing talent of both Avanex and Oplink. As is customary for transactions similar to the merger and necessary to ensure the continued dedication and efforts of key personnel during a transition period, Avanex’s board of directors adopted the Avanex Corporation Retention and Severance Plan, which provides retention payments to a group of eligible employees considered critical to the completion of the merger, to the integration of Avanex and Oplink, and/or to ongoing business operations. The plan also provides severance benefits to those eligible employees who are involuntarily terminated by their employers (as described below) in connection with the merger. The plan becomes effective upon the completion date of the merger and terminates 12 months later (if not terminated earlier by Avanex). Therefore, if the merger is not completed, no payments will be made under the plan.

As of May 14, 2002, no employee of either Avanex or Oplink has been designated to participate in the plan. It is anticipated that Avanex and Oplink will mutually determine who participates (and at what level) prior to the closing of the merger. Furthermore, other bonus and benefit plans may be instituted for employees in addition to the plan described below.

Plan Benefits for Certain Senior Executives

Certain designated officers, senior vice presidents and other vice presidents of Avanex and Oplink (collectively, senior executives) will be eligible to participate in the plan. If a senior executive participant remains employed for at least one year after the merger, he or she will receive a lump sum cash retention payment equal to 3 months of base salary. It is expected that approximately sixteen senior executives will participate in the plan and that the total amount of retention payments should all such senior executives become eligible to receive them under the plan will equal approximately $740,000.

If a senior executive participant incurs an “eligible termination” within one year after the merger, he or she will generally receive the following severance benefits (as applicable): (1) a lump sum cash severance payment equal to the base salary that he or she would have earned during the period indicated below, (2) accelerated vesting of certain options and restricted stock for shares that would have vested during the period indicated below, and (3) partially subsidized COBRA health insurance premiums for the period indicated below:

Termination occurring during the following month(s) after the merger	Severance benefits received for the following periods
1-3	12 months
4	11 months
5	10 months
6	9 months
7	8 months
8	7 months
9-12	6 months

It is expected that the following officers and directors of Avanex and Oplink will be selected as senior executive participants in the plan. Listed by each individual below is (1) the approximate severance benefits payable to that individual, assuming that he or she incurs an eligible termination within the first three months following the merger, and (2) the approximate retention bonus payable to that individual, assuming that he or she remains employed through the one-year anniversary of the merger:

Senior Executive Participant*	Approximate Severance Benefits Payable Upon Termination Within the First Three Months after the Merger**	Approximate Retention Bonus Payable upon 1-year Anniversary of the Merger
Paul Engle	$358,000	$87,500
Charles Mao	$208,000	$50,000
Paul Jiang	$203,000	$48,750
Giovanni Barbarossa	$203,000	$48,750
Jessy Chao	$193,000	$46,250
Margaret Quinn	$168,000	$40,000
John Tyler	$158,000	$37,500
Weiming Li	$ 92,000	$21,000
Bruce Horn	$233,000	$56,250
Zeynep Hakimoglu	$208,000	$50,000
Christian Lepiane	$208,000	$50,000
Jingyu Xu	$188,000	$45,000
Wei-Zhong Li	$158,000	$37,500
Yanfeng Yang	$133,000	$31,250
Linda Reddick	$163,000	$38,750

*	No participant will receive both a retention bonus and a severance benefit.
**
These amounts generally represent the maximum amounts of severance benefits payable under the plan. As noted above, the amount of severance benefits payable decreases if the eligible termination occurs more than three months after the merger.

An eligible termination generally means an involuntary termination of a participant’s employment by Avanex or Oplink. However, a participant will not incur an eligible termination if, for example, he or she (1) voluntarily resigns, (2) is transferred to a comparable position with another employer with no significant reduction in relative employment status or base salary and within his or her commuting range, (3) is terminated (voluntarily or involuntarily) because he or she violated a corporate policy or engaged in conduct which is otherwise harmful to Avanex or Oplink, or (4) fails to return to active employment on or before the last day of an approved leave of absence ending before the termination.

Plan Benefits for Certain Senior Management Employees

Certain designated senior management personnel of Avanex and Oplink (collectively, the “senior management employees”) also will be eligible to participate in the plan. Certain key senior management employee participants who remain employed for at least one year after the merger will receive a lump sum cash retention payment equal to three months of base salary. Certain transition senior management employee participants who remain employed through the period designated by Avanex, which period may not exceed 12 months after the completion date of the merger (the “designated employment period”), or who incur an eligible termination before the end of their designated employment period will receive a lump sum cash retention payment equal to 33% of the base salary that was payable during such period. The designated employment periods for any transition senior management employee participants may vary from one participant to another. It is expected that certain senior management employees will participate in the plan and that the total amount of retention payments should all such senior management employees become eligible to receive them under the plan will equal approximately $1,000,000.

If a senior management employee participant incurs an eligible termination within one year after the merger, he or she generally will receive the following severance benefits (as applicable): (1) if the participant is subject to the Worker Adjustment and Retraining Notification Act (WARN), he or she will receive a lump sum cash severance payment equal to 6 weeks of base salary and 1 additional week of base salary for each year of service, plus outplacement services, and (2) if the participant is not subject to WARN, he or she will receive (a) a lump sum cash severance payment equal to 2 weeks of base salary if advance notice of termination was not provided, and (b) a lump sum cash severance payment equal to 9 weeks of base salary and 1 additional week of base salary for each year of service, plus outplacement services. Certain senior management employee participants who incur eligible terminations before the end of their designated employment periods will receive a lump sum cash payment equal to the base salary that they would have earned during the remainder of their designated employment periods.

Notwithstanding the above, the maximum aggregate severance and/or retention benefit payable to any senior management employee under the plan will be 6 months of base salary.

Plan Benefits for Certain Other Employees

Certain designated exempt and non-exempt employees of Avanex and Oplink also will be eligible to receive severance and retention bonuses under the plan. The maximum aggregate severance and/or retention benefit payable to any exempt or non-exempt employee under the plan will be six months of base salary.

Employment and Consulting Arrangements

On April 19, 2002, Bruce Horn, Oplink’s Chief Financial Officer, entered into an employment agreement with Avanex that provides the terms and conditions of his employment as Chief Financial Officer of the combined company. Mr. Horn’s employment agreement will take effect at the completion of the merger and includes the following:

•	an annual base salary of $225,000, which is equal to Mr. Horn’s current annual base salary as an employee of Oplink;

•
that with respect to any Oplink options that were granted to Mr. Horn within 12 months before the completion of the merger, upon the completion of the merger Mr. Horn will be entitled to immediate vesting of a fraction of the shares covered by each such option. The fraction will equal the number of whole months since the grant of the respective options, divided by 48. As of June 1, 2002, this acceleration would affect 125,000 shares subject to options to purchase Oplink common stock;

•	that with respect to any options to purchase Oplink common stock that were granted to Mr. Horn more than 12 months before the completion of the merger and any options which remain unvested after application of the preceding paragraph, upon the completion of the merger Mr. Horn will be entitled to immediate vesting of 50% of the unvested shares covered by each such option. As of June 1, 2002, this acceleration would affect 533,074 shares subject to options to purchase Oplink common stock. The remaining 50% of each such option will continue to vest at the same percentage rate in accordance with the original vesting schedule;

•	full vesting for any unexpired, unvested options granted to Mr. Horn by Oplink and assumed by Avanex, in the event of Mr. Horn’s involuntary termination or termination without cause;

•
up to twenty-four months to exercise any unexpired options that were granted to Mr. Horn by Oplink and assumed by Avanex, in the event of Mr. Horn’s involuntary termination or termination without cause; and

•
an agreement by Mr. Horn to waive all change of control and termination benefits to which he otherwise may be entitled under his offer letter dated April 10, 2000 and his change of control agreement dated April 5, 2001.

These provisions are in addition to any benefits which Mr. Horn may receive pursuant to the Retention and Severance Plan.

Oplink Severance Arrangements and Acceleration of Oplink Options

Pursuant to an employment agreement between Oplink and Mr. Fromm dated November 7, 2001, in the event of a change of control of Oplink all unvested options held by Mr. Fromm, representing 3,108,334 shares of Oplink common stock as of June 1, 2002, will immediately become fully vested and exercisable. For purposes of Mr. Fromm’s employment agreement, the merger will constitute a change of control. In addition, Mr. Fromm may exercise his vested stock options for a period equal to the greater of five years from the date of the closing of the merger or two years after the termination of Mr. Fromm’s service on the Board of Directors of Oplink, or Avanex, if Mr. Fromm begins providing services to Avanex as a director, officer or consultant immediately following the merger, but in no event beyond the options’ normal expiration date. If Mr. Fromm is terminated without cause, Mr. Fromm will continue to receive his base salary for 12 months as a severance payment, and if Mr. Fromm timely elects continued coverage under COBRA, to the extent provided by COBRA and Oplink’s group health insurance policies, Oplink will pay his COBRA premiums for up to 18 months of coverage.

Pursuant to an employment agreement between Oplink and Christian Lepiane, Oplink’s Vice President, Worldwide Sales, dated October 16, 2001, if there is a change of control of Oplink or Mr. Lepiane is terminated without “cause” within the first year of Mr. Lepiane’s employment with Oplink, then the vesting of up to one-fourth of the shares subject to Mr. Lepiane’s option, representing 125,000 shares of Oplink common stock as of June 1, 2002, will be accelerated and become fully vested and exercisable. For purposes of Mr. Lepiane’s employment agreement, the merger will constitute a change of control.

Pursuant to an employment agreement between Oplink and Zeynep Hakimoglu, Oplink’s Vice President, Product Line Management, dated October 15, 2001, if there is a change of control of Oplink or Ms. Hakimoglu is terminated without “cause” within the first year of Ms. Hakimoglu’s employment with Oplink, then the vesting of up to one-fourth of the shares subject to Ms. Hakimoglu’s option, representing 125,000 shares of Oplink common stock as of June 1, 2002, will be accelerated and become fully vested and exercisable. For purposes of Ms. Hakimoglu’s employment agreement, the merger will constitute a change of control.

Pursuant to the provisions of the Oplink 2000 Equity Incentive Plan, in the event of a change of control of Oplink all of the options granted pursuant to such plan and held by Leonard LeBlanc, David Spreng, Chieh Chang and Herbert Chang will become fully vested and exercisable, representing 18,230 shares of Oplink common stock, 78,230 shares of Oplink common stock, 43,500 shares of Oplink common stock and 79,959 shares of Oplink common stock, respectively, as of June 1, 2002. For purposes of the Oplink 2000 Equity Incentive Plan the merger will constitute a change of control.

On April 24, 2002, the stock option agreements dated May 10, 2000, April 5, 2001 and November 7, 2001 between Oplink and Mr. Spreng were amended to provide that the vesting of such stock options shall accelerate in full upon the earlier of (i) a change of control (as described in Section 12(c) of Oplink’s 2000 Equity Incentive Plan) including the merger, or (ii) Mr. Spreng’s resignation from the Oplink board of directors. Mr. Spreng resigned from the Oplink board of directors, effective May 14, 2002, at which time the vesting of Mr. Spreng’s outstanding options accelerated in full. As of May 14, 2002, the date of his resignation, the closing sales price of Oplink common stock was less than the exercise price for his outstanding options.

Each of the members of the board of directors of Oplink is entitled to amend their stock option agreements to extend their exercise period until the greater of five years from the date of the closing of the merger or two years after the termination of such person’s service with Oplink (or Avanex, to the extent such person begins providing services to Avanex as a director, employee or consultant immediately following the merger), but in no event beyond the options’ normal expiration date.

The following table sets forth with respect to each of the executive officers and directors of Oplink:

•	the number of shares of Oplink common stock subject to unvested options that would fully vest as of June 1, 2002 in the event that the merger constitutes a change of control of Oplink;

•
the number of shares of Oplink common stock subject to options that would fully vest as of June 1, 2002 in the event that the merger constitutes a change of control of Oplink and such individual’s employment terminates as a result of an involuntary termination, other than for cause, upon or within twelve months of the merger;

•
the value of the accelerated options based upon the difference between the option exercise price divided by the exchange ratio of 0.405344 and rounded up to the nearest whole cent and $2.57, the closing sales price of Avanex common stock on the Nasdaq National Market on May 31, 2002, multiplied by the maximum number of options held by such executive officer or director as a result of acceleration. Options with an exercise price greater than $2.57, assuming conversion of all Oplink options into Avanex options, were not included for purposes of calculating the value of the acceleration rights held by the individuals listed below.

	Number of Accelerated Options
Name	Change of Control	Change of Control and Termination	Value
Frederick Fromm	3,108,334	NA	$723,468
Bruce Horn	658,074	1,191,147	167,009
Christian Lepiane	125,000	NA	0
Zeynep Hakimoglu	125,000	NA	0
Leonard LeBlanc	18,230	NA	0
Chieh Chang	43,500	NA	0
Herbert Chang	79,959	NA	0

Amendments to Promissory Notes

In April and November 2001, Mr. Liu borrowed from Oplink, pursuant to three full recourse promissory notes, the aggregate principal amount of $10,068,751. The principal amount borrowed was $3,657,500 on April 3, 2001 at an annual interest rate of 8.0%, $828,750 on November 27, 2001 at an annual interest rate of 6.5%, and $5,582,501 on November 28, 2001 at an annual interest rate of 6.5%. Originally, these promissory notes provided that the outstanding principal amount and any accrued and unpaid interest would be due and payable on the fifth anniversary of the respective dates of issuance. The promissory notes also provided for acceleration of their maturity dates upon the demand of the Oplink board of directors or upon the termination of service to Oplink. These promissory notes were amended on March 18, 2002 to provide for the outstanding principal amount and any accrued and unpaid interest will now become due and payable in full on March 19, 2007. The notes are each secured by an escrow comprising all of the shares of Oplink’s common stock covered by the stock options granted to this director.

On August 16, 2000, Mr. Fromm borrowed from Oplink, pursuant to a full recourse promissory note, the principal amount of $400,000 at an annual interest rate of 6.5%. Originally, this promissory note provided that the outstanding principal amount and any accrued and unpaid interest would be due and payable in two equal installments on August 16, 2002 and August 16, 2004. The promissory note also provided for the acceleration of its maturity date upon the termination of Mr. Fromm’s employment with Oplink. Mr. Fromm and Oplink subsequently amended the promissory note on March 18, 2002 to provide that the outstanding principal amount and any accrued and unpaid interest would become due and payable in full on June 30, 2007.

Acceleration of Avanex Options and Restricted Stock and Extension of Exercise Period

For purposes of the agreements described below, the merger will constitute a change of control of Avanex if the stockholders of Avanex prior to the merger do not beneficially own more than 50% of the voting power of the outstanding shares of the combined company after the merger. While the current stockholders of Avanex and Oplink will each own approximately 50% of the outstanding shares of Avanex common stock following completion of the merger (assuming the net exercise of all in-the-money options to purchase shares of Avanex common stock and Oplink common stock), the exact number of shares of Avanex that will be issued in exchange for shares of Oplink depends upon the number of shares of Oplink common stock outstanding at the time the merger is completed, including shares issued upon exercise of options prior to the completion of the merger. As a result, we cannot be certain whether or not the merger will constitute a change of control of Avanex until immediately prior to completion of the merger.

Pursuant to the restricted stock purchase agreements dated August 4, 1999 and November 26, 1999 between Avanex and Xiaofan Cao, Avanex’s Senior Vice President, Business Development and director, the restricted stock purchase agreement dated November 26, 1999 between Avanex and Jessy Chao, Avanex’s Vice President, Finance and Chief Financial Officer, the restricted stock purchase agreement dated November 26, 1999 between Avanex and Paul Jiang, Avanex’s Senior Vice President, Manufacturing and Vendor Management and the restricted stock purchase agreement dated October 8, 1999 between Avanex and Margaret Quinn, Avanex’s Vice President, Human Resources and Administration, in the event that any such individual’s employment terminates as a result of an involuntary termination other than for cause upon or within twelve months of a change of control, all of the restricted stock subject to such restricted stock purchase agreement will become fully vested. If the merger constitutes a change of control, such acceleration of vesting would affect 605,257 shares held by Mr. Cao, 56,250 shares held by Mr. Chao, 56,250 shares held by Mr. Jiang and 47,813 shares held by Ms. Quinn, in each case as of June 1, 2002.

Pursuant to the stock option agreements dated February 2, 2000, March 19, 2001, April 30, 2001, August 14, 2001 and November 5, 2001 between Avanex and Giovanni Barbarossa, Avanex’s Senior Vice President of Product Development and Chief Technology Officer, the stock option agreement dated November 5, 2001 between Avanex and Dr. Cao, the stock option agreement dated November 5, 2001 between Avanex and Mr. Chao, the stock option agreements dated April 30, 2001 and November 5, 2001 between Avanex and Paul Engle, Avanex’s President, Chief Executive Officer and director, the stock option agreement dated November 5, 2001 between Avanex and Mr. Jiang, the stock option agreements dated January 14, 1999, November 12, 1999, December 24, 1999, April 17, 2001 and November 5, 2001 between Avanex and Charles Mao, Avanex’s Senior Vice President, Sales and Marketing, the stock option agreement dated May 15, 2000 between Holographix, Inc. and Ms. Quinn, the stock option agreement dated November 5, 2001 between Avanex and Ms. Quinn, and the stock option agreement dated November 5, 2001 between Avanex and John Tyler, Avanex’s Vice President,

Quality, immediately upon a change of control, each such option will become vested and exercisable as to 50% of the shares underlying such option, if such options are not already so vested. If the merger constitutes a change of control, such acceleration of vesting would affect 225,001 shares underlying options held by Mr. Barbarossa, 500,000 shares underlying options held by Mr. Cao, 75,000 shares underlying options held by Mr. Chao, 1,033,334 shares underlying options held by Mr. Engle, 125,000 shares underlying options held by Mr. Jiang, 272,917 shares underlying options held by Mr. Mao, 100,000 shares underlying options held by Ms. Quinn and 65,000 shares underlying an option held by Mr. Tyler, in each case as of June 1, 2002. In the event that any such individual’s employment terminates as a result of an involuntary termination other than for cause, upon or within twelve months of a change of control, each such option will become fully vested. If the merger constitutes a change of control, such acceleration would affect 679,623 shares underlying options held by Mr. Barbarossa, 1,000,000 shares underlying options held by Mr. Cao, 150,000 shares underlying options held by Mr. Chao, 2,533,334 shares underlying options held by Mr. Engle, 250,000 shares underlying options held by Mr. Jiang, 772,918 shares underlying options held by Mr. Mao, 207,084 shares underlying options held by Ms. Quinn and 130,000 shares underlying an option held by Mr. Tyler, in each case as of June 1, 2002.

Option agreements entered into by each of the executive officers of Avanex after October 18, 2001 provide that such officers may exercise their options for up to twenty-four months following involuntary termination, other than for cause, upon or within 12 months after a change of control. In addition, the option agreements dated February 2, 2000, March 19, 2001, April 30, 2001 and August 14, 2001, between Avanex and Mr. Barbarossa, the option agreement dated April 30, 2001, between Avanex and Mr. Engle and the option agreements dated January 14, 1999, November 12, 1999, December 24, 1999 and April 17, 2001, between Avanex and Mr. Mao, have been amended to provide for the same extended exercise period.

As of June 1, 2002, Walter Alessandrini, the Chairman of the Board of Avanex, held 1,314,763 shares of Avanex common stock issued pursuant to restricted stock purchase agreements dated October 8, 1999 and March 6, 1999, that provide for a right of repurchase by Avanex in the event that Mr. Alessandrini ceased being a service provider to Avanex. Avanex’s Board of Directors has agreed to release such shares from Avanex’s right of repurchase.

Pursuant to the restricted stock award agreements dated September 19, 2000, February 14, 2001 and August 16, 2001, between Avanex and Mr. Engle, pursuant to which Mr. Engle acquired an aggregate of 1,090,000 shares of common stock, immediately upon a change of control, the restricted stock subject to such restricted stock award agreements will become vested as to 50% of the shares subject to such agreements, if such shares are not already so vested. As of June 1, 2002, Mr. Engle held 327,500 fully vested shares of Avanex common stock and 217,500 unvested shares subject to such acceleration. In the event that Mr. Engle’s employment terminates as a result of an involuntary termination, other than for cause, upon or within twelve months of a change of control, all of the restricted stock subject to such restricted stock award agreements will become fully vested, representing 762,500 shares of Avanex common stock as of June 1, 2002.

Pursuant to Avanex’s 1999 Director Option Plan, immediately upon a change of control, options granted on October 19, 2001 to purchase 10,000 shares of Avanex common stock held by each of Todd Brooks, Vinton Cerf, Federico Faggin and Joel Smith, each of whom is a member of the Board of Directors of Avanex, will become fully vested.

On April 18, 2002, the stock option agreements dated December 10, 1999, October 24, 2000, October 18, 2001 and October 19, 2001 between Avanex and Mr. Cerf and the stock option agreements dated December 10, 1999, October 24, 2000, October 18, 2001 and October 19, 2001 between Avanex and Mr. Faggin were amended to extend their exercise periods until the greater of five years from the date of the closing of the merger or two years after the termination of such person’s service with Avanex, but in no event beyond the options’ normal expiration dates.

The following table sets forth with respect to each of the executive officers and directors of Avanex:

•
the number of shares of Avanex common stock subject to unvested options, repurchase or forfeiture that would fully vest as of June 1, 2002 in the event that the merger constitutes a change of control of Avanex;

•
the number of shares of Avanex common stock subject to unvested options, repurchase or forfeiture that would fully vest as of June 1, 2002 in the event that the merger constitutes a change of control of Avanex and such individual’s employment terminates as a result of an involuntary termination, other than for cause, upon or within twelve months of the merger;

•
the value of the accelerated options and/or stock based upon the difference between the option exercise price or share purchase price and $2.57, the closing sales price of Avanex common stock on the Nasdaq National Market on May 31, 2002, multiplied by the maximum number of options or shares held by such executive officer or director as a result of acceleration. Options with an exercise price greater than $2.57, or shares of common stock purchased for a price greater than $2.57, were not included for purposes of calculating the value of the acceleration rights held by the individuals listed below.

	Number of Accelerated Options/Shares
Name	Change of Control	Change of Control and Termination	Value
Giovanni Barbarossa	225,001	679,623	$12,000
Xiaofan Cao*	500,000	1,605,257	1,390,148
Jessy Chao	75,000	206,250	0
Paul Engle	1,250,834	3,295,834	1,958,897
Paul Jiang	125,000	306,250	0
Charles Mao	272,917	772,918	301,781
Margaret Quinn	100,000	254,897	104,232
John Tyler	65,000	130,000	0
Todd Brooks	10,000	NA	0
Vint Cerf	10,000	NA	0
Federico Faggin	10,000	NA	0
Joel Smith	10,000	NA	0

*
Dr. Cao will resign as a director, officer and employee of Avanex effective as of June 30, 2002. Due to such resignation, Dr. Cao will not be eligible for any acceleration of vesting as a result of the merger.

Indemnification of Certain Persons

Avanex has agreed to indemnify Oplink’s current officers and directors pursuant to terms no less favorable than those contained in Oplink’s certificate of incorporation and bylaws. Avanex has agreed to not amend, repeal or otherwise modify these provisions for a period of six years from the effective time of the merger in any manner that would adversely affect the rights of Oplink’s present directors and officers.

Avanex has also agreed that, for six years after completion of the merger, it will maintain directors’ and officers’ liability insurance comparable to Oplink’s, or provide insurance containing similar terms, subject to certain limitations.

Transfers under Rule 144

        The issuance of Avanex common stock in connection with the merger will increase the number of shares of outstanding Avanex common stock and is expected to result in greater share trading volume, which will affect the Rule 144 volume limitations that apply to affiliates of the combined company and former affiliates of Oplink. This increase in the number of shares of outstanding Avanex common stock may help facilitate broader transfers of shares by affiliates.

No Appraisal Rights

Appraisal rights under Delaware law are not available to stockholders of a Delaware corporation if:

•
the securities of the corporation are listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers; and

•
in the case of stockholders of the corporation who are required to take consideration different from that previously held by them, such stockholders receive in exchange for their stock (a) stock in the surviving corporation or shares of stock of another corporation that are listed on a national securities exchange or designated as a National Market System security on an interdealer quotation system by the National Association of Securities Dealers and (b) cash in lieu of fractional shares.

Oplink’s stockholders will not have appraisal rights under Delaware law with respect to the merger because:

•	Oplink common stock is traded on the Nasdaq National Market; and

•	Oplink stockholders are being offered only shares of common stock of Avanex, and cash in lieu of fractional shares.

In addition, Avanex stockholders are not entitled to exercise appraisal rights under Delaware law as a result of the merger or to demand payment for their shares under applicable law.

Listing on the Nasdaq National Market of Avanex Common Stock to be Issued in the Merger

It is a condition to the completion of the merger that the shares of Avanex common stock to be issued in the merger be approved for listing on the Nasdaq National Market, subject to official notice of issuance.

Delisting and Deregistration of Oplink Common Stock After the Merger

If the merger is completed, Oplink common stock will be delisted from the Nasdaq National Market and will be deregistered under the Securities Exchange Act of 1934.

THE MERGER AGREEMENT

This section of the joint proxy statement/prospectus is a summary of the material terms of the merger agreement, a copy of which is attached as Annex A to this document. The following description does not purport to be complete and is qualified in its entirety by reference to the merger agreement. You should refer to the full text of the merger agreement for details of the merger and the terms and conditions of the merger agreement.

General

The merger agreement provides that Pearl Acquisition Corp., a wholly-owned subsidiary of Avanex, will merge with and into Oplink. Oplink will survive the merger as a wholly-owned subsidiary of Avanex.

The closing of the merger will occur no later than the second business day after the last of the conditions to the merger have been satisfied or waived, or at another time as Avanex and Oplink agree. As soon as practicable after the closing, Avanex and Oplink will file a certificate of merger with the Secretary of State of the State of Delaware. The merger will become effective upon the filing of this certificate or at another time as Avanex and Oplink agree. We currently expect that the closing of the merger will take place in the third calendar quarter of 2002. However, because the merger is subject to governmental and stockholder approvals and other customary conditions, we cannot predict exactly when the closing will occur.

Conditions to the Completion of the Merger

Each party’s obligation to effect the merger is subject to the satisfaction or waiver of various conditions, which include the following:

•
holders of shares of Avanex common stock representing a majority of the votes present and entitled to vote at the Avanex special meeting at which a quorum is present having approved the issuance of Avanex common stock in connection with the merger;

•	holders of shares of Oplink common stock representing a majority of the shares of common stock outstanding having voted to approve and adopt the merger agreement and approve the merger;

•
no statute, rule, regulation, executive order, decree, injunction or other order shall be in effect which has the effect of making the merger illegal or otherwise prohibiting the completion of the merger;

•
the registration statement on Form S-4, of which this joint proxy statement/prospectus is a part, having been declared effective by the SEC under the Securities Act of 1933 and not having been the subject of any stop order and no proceedings seeking a stop order having been initiated or threatened;

•	the waiting period applicable to the merger under the Hart-Scott-Rodino Act having expired or having been terminated and any applicable material foreign antitrust requirements having been satisfied;

•
there must not be any pending or threatened suit or action asserted by a governmental entity challenging or seeking to restrain or prohibit the completion of the merger, impose any divestiture of shares of capital stock or of any business, assets or property of Oplink or Avanex or impose any material limitation on the ability of them to conduct their businesses or own or exercise control of their assets, properties or stock;

•
the opinions of counsel for each of Avanex and Oplink to the effect that the merger will constitute a reorganization with the meaning of Section 368(a) of the Internal Revenue Code having been received and having not been withdrawn; and

•
the shares of Avanex common stock to be issued in the merger and the other shares of Avanex common stock to be reserved for issuance in connection with the merger having been approved for listing on the Nasdaq National Market, subject to official notice of issuance.

In addition, each party’s obligation to effect the merger is further subject to the satisfaction or waiver of the following additional conditions:

•	with respect to representations and warranties:

•
the representations and warranties of the other party set forth in the merger agreement regarding certain capitalization matters being true and correct in all material respects on the date of the merger agreement and the date on which the merger is to be completed with the same force and effect as if made on the date on which the merger is to be completed; and

•
all other representations and warranties of the other party set forth in the merger agreement being true and correct in all respects on the date of the merger agreement and on the date on which the merger is to be completed with the same force and effect as if made on the date on which the merger is to be completed or, if such representations and warranties expressly relate to an earlier date, then as of that earlier date, except where the failure of these representations and warranties to be true and correct (without giving effect to any limitation as to materiality), individually or in the aggregate, would not reasonably be expected to have a material adverse effect on the party making the representations and warranties; and

•
the other party to the merger agreement having performed or complied in all material respects with all agreements and covenants required to be performed or complied with by it on or before the date on which the merger is to be completed, and that party having provided to the other party a certificate of the chief executive officer and the chief financial officer to that effect.

Each of the conditions listed in the previous two paragraphs is waivable by the party or parties whose obligations to complete the merger are so conditioned.

The merger agreement provides that a “material adverse effect” means, when used in connection with Avanex or Oplink, any fact, change, event, development, circumstance or effect, individually or when taken together with all other effects that have occurred prior to the date of determination of the occurrence of the material adverse effect, that is or could reasonably be expected to be materially adverse to the business, assets (including intangible assets), capitalization, condition (financial or otherwise) or results of operations of such entity and its subsidiaries taken as a whole; provided, however, that none of the following, alone or in combination, shall be deemed to constitute a “material adverse effect”:

•	any effect resulting from the announcement or pendency of the merger;

•	any effect resulting from any change in Avanex’s or Oplink’s stock price or trading volume;

•	any effect resulting from Avanex’s or Oplink’s failure to meet published revenue or earnings projections;

•	any effect resulting from or relating to any change in accounting requirements or principles or any change in applicable laws, rules or regulations or the interpretation thereof; or

•
any effect that results from general economic conditions or conditions generally affecting the optical networking industry except to the extent that such party is materially disproportionately affected thereby.

No Solicitation

In the merger agreement, each of Avanex and Oplink has agreed that, except in certain circumstances described below, Avanex and Oplink and their respective subsidiaries will not, nor will either company authorize or permit any of the officers, directors and representatives (including any investment banker, attorney or accountant retained by it or any of its subsidiaries) of it or its subsidiaries to, and it shall use its commercially reasonable efforts to cause its and its subsidiaries’ non-officer employees and other agents not to (and shall not authorize any of them to) directly or indirectly:

•
solicit, initiate, knowingly encourage, knowingly facilitate or knowingly induce any inquiry with respect to, or the making, submission or announcement of any “acquisition proposal” (as defined below);

•
participate in any negotiations regarding, or furnish to any person any nonpublic information with respect to, or knowingly take any other action to facilitate any inquiries or the making of any proposal that constitutes or may reasonably be expected to lead to an acquisition proposal;

•	engage in discussions with respect to any acquisition proposal with respect to itself;

•
release or permit the release of any person from, or waive or permit the waiver of any provision of, any confidentiality, “standstill” or similar agreement under which it or any of its subsidiaries has any rights, or fail to use commercially reasonable efforts to enforce or cause to be enforced in all material respects each such agreement;

•	approve, endorse or recommend an acquisition proposal;

•	amend or grant any waiver or release or approve any transaction or redeem rights under the any rights agreement;

•	approve any transaction under Section 203 of the Delaware General Corporation Law;

•	approve of any person’s becoming an “interested stockholder” under Section 203 of the Delaware General Corporation Law; and

•	enter into any letter of intent or similar agreement relating to an acquisition proposal.

The foregoing restrictions will not restrict Avanex’s or Oplink’s board of director’s ability to comply with applicable securities laws.

An “acquisition proposal” includes any offer or proposal with respect to:

•
any purchase from Oplink or Avanex of more than a fifteen percent (15%) interest in the total outstanding voting securities of such party or any of its subsidiaries or any tender offer or exchange offer that if consummated would result in any person beneficially owning fifteen percent (15%) or more of the total outstanding voting securities of such party or any of its subsidiaries;

•
any merger, consolidation, business combination or similar transaction involving Oplink or Avanex in which the stockholders of such party immediately preceding such transaction hold less than eighty-five percent (85%) of the equity interests in the surviving or resulting entity of such transaction or in any parent entity immediately following such transaction;

•	any sale, lease, acquisition or disposition of more than fifteen percent (15%) of the assets of Oplink or Avanex; and

•	any liquidation or dissolution of Oplink or Avanex.

Further, in connection with an acquisition proposal that constitutes a “superior offer” (as defined below), if the party receiving such superior offer has not breached the no solicitation provisions of the merger agreement and believes in good faith, following consultation with its outside legal counsel, that failure to take such action is reasonably likely to result in a breach of its fiduciary obligations, such party or its respective board of directors will be permitted to:

•	furnish nonpublic information regarding a superior offer; and

•	engage in discussions or negotiations regarding a superior offer.

In addition, in response to the receipt of a superior offer, the board of directors of Avanex or Oplink may withhold, withdraw, amend or modify its recommendation in favor of the merger or, in the case of superior offer that is a tender or exchange offer, recommend that its stockholders accept the tender or exchange offer, if all of the following conditions are met:

•	such superior offer has been made and has not been withdrawn;

•	such party’s stockholders’ meeting shall not have previously occurred or the requisite vote of its stockholders shall not have been obtained;

•
such party shall have provided the other party written notice that (i) it has received a superior offer, (ii) the material terms and conditions of such superior offer and the identity of the person making the superior offer, (iii) that it intends to effect a change of recommendation, and shall have provided all written and electronic materials delivered to the party making the superior offer, and all material and information made available from the party making the superior offer;

•
such party’s board of directors believes in good faith, after consultation with outside counsel, that, in light of such superior offer, failure to change its recommendation is reasonably likely to result in a breach of its fiduciary obligations to its stockholders; and

•
the board of directors has not breached any terms of the provisions of the merger agreement governing stockholder meetings, board recommendations and acquisition proposals in connection with such superior offer.

A “superior offer” means an unsolicited, bona fide written acquisition proposal for 100% of the assets or voting power of such party made by a third party on terms that the board of directors of such party believes in good faith (after consultation with its outside legal counsel and a financial advisor of nationally recognized reputation), taking into account, among other things, all legal, financial, regulatory and other aspects of the acquisition proposal and the third party making the offer and the strategic and other benefits of the merger:

•	is reasonably capable of being consummated on the terms proposed;

•	if consummated on such terms would result in a transaction more favorable, from a financial point of view, to such party’s stockholders than the terms of the merger; and

•	with respect to a superior offer in response to which the board of directors changes its recommendation of the merger, does not contain a due diligence condition.

The merger agreement also provides that each party will promptly advise the other of the status and terms of any competing proposal or any inquiry or request for information relating to that competing proposal and the status and terms of any such discussions or negotiations.

Meetings of Stockholders

Avanex is obligated under the merger agreement to hold and convene the Avanex special meeting of stockholders for purposes of considering the issuance of shares of Avanex common stock in connection with the merger. This obligation is not affected by an acquisition proposal with respect to Avanex or a change in Avanex’s board of directors’ recommendation.

Oplink is obligated under the merger agreement to hold and convene the Oplink special meeting of stockholders for purposes of considering the approval and adoption of the merger agreement and approval of the merger. This obligation is not affected by an acquisition proposal with respect to Oplink or a change in Oplink’s board of directors’ recommendation.

Covenants; Conduct of Business Pending the Merger

Both Avanex and Oplink agreed that they will conduct their businesses in the ordinary course, in substantially the same manner as heretofore conducted and in compliance with all applicable laws and regulations and to take certain other agreed-upon actions. Each of Avanex and Oplink also agreed that it would conduct its business in compliance with specific restrictions relating to:

•	accelerating, modifying or waiving any stock repurchase rights or the terms of any options, warrants or restricted stock;

•	entering into any material partnership arrangements, joint development agreements or strategic alliances;

•	granting any severance pay or adopting any new severance plan;

•	transferring or licensing of any rights to intellectual property, or amending or modifying, in any material respect, any material contracts relating to intellectual property;

•	declaring any dividends or other distributions;

•	repurchasing, redeeming or otherwise acquiring any shares of its capital stock;

•
issuing securities, other than in connection with previously-granted options and options granted in the ordinary course of business, consistent with past practice and in accordance with existing stock option plans in an amount not exceed 50,000 shares for an individual and 1,000,000 shares in the aggregate;

•	modifying its charter documents and bylaws;

•	taking actions with respect to a merger, consolidation or similar transaction with another entity or the acquisition of equity or material assets of other entities;

•	selling, leasing or disposing of assets;

•	incurring or guaranteeing indebtedness;

•
adopting or amending any employee benefit plan or employee stock purchase plan or entering into or amending any employment or severance agreement, increasing the salary of any of its directors, officers, employees or consultants, increasing any employee benefits or bonuses or, other than pursuant to the terms of its stock option plans, accelerating the terms of any existing options, except in the ordinary course of business and consistent with past practice;

•	making any individual or series of related payments outside of the ordinary course of business in excess of $250,000;

•	modifying, amending or terminating any material contract or agreement to which it, or any of its subsidiaries, are a party;

•
entering into or materially modifying any material contract, agreement or obligation relating to the distribution, sale, license or marketing by third parties of their products or products licensed by them;

•	revaluing any assets or adopting or changing accounting methods, principles or practices;

•	entering into any agreement, settlement or extension relating to material taxes;

•	incurring or entering into any agreement or commitment in excess of $500,000 individually;

•	hiring any employee with an annual compensation level in excess of $125,000;

•	paying, discharging or satisfying any material claim, liability or obligation, other than non-material amounts in the ordinary course of business;

•	granting exclusive rights to any third party;

•
modifying or amending in any manner that is adverse to it, or terminating, any material agreement or any confidentiality agreement entered into by it or any subsidiary in the ordinary course of business;

•	making or changing any material tax election, change any accounting method resulting in a material amount of additional tax or file a material amended tax return; and

•	engaging in any intentional action to adversely impact or materially delay the merger.

Other Agreements

Each of Avanex and Oplink has agreed to use its commercially reasonable efforts to:

•	consult and agree with each other about any public statement either will make concerning the merger;

•
cooperate with each other in making all filings, notices and applications reasonably determined by the parties to be required by any governmental entity in connection with the merger and supply the other with any information that may be required in order to effectuate any filings or applications required by any governmental entity;

•
consult with each other prior to taking a position with respect to any filing, and consider in good faith the views of the other in connection with any analyses, appearances, presentations, memoranda, briefs, papers, arguments, opinions and proposal before making or submitting them to any governmental entity in connection with any investigation or proceeding regarding the merger agreement or any transaction contemplated by the merger agreement;

•	coordinate with the other in preparing and exchanging information and promptly provide the other with copies of all filings, presentations or submissions made in connection with the merger;

•
promptly notify the other of any comments from any governmental entity in connection with any filings made in connection with the merger and any requests by any governmental entity for amendments or supplements to any filings made pursuant to any legal requirements;

•	promptly notify the other and cooperate with the other in preparing any amendments or supplements necessary to any filings made in connection with the merger;

•	take all actions and do all things necessary, proper or advisable to complete the merger;

•
obtain all necessary waivers, consents, approvals, orders and authorizations from governmental entities, and make all necessary registrations, declarations and filings, and take reasonable steps necessary to avoid any suit, claim, action, investigation or proceeding by any governmental entity;

•	obtain all necessary consents, approvals or waivers from third parties;

•	defend any suits, claims, actions, investigations or proceedings, whether judicial or administrative, challenging the merger agreement or the completion of the merger;

•	execute or delivery any additional instruments necessary to complete the merger; and

•
if any state takeover statute or similar statute becomes applicable to this merger, ensure that the merger and other transactions contemplated by the merger agreement are consummated as promptly as practicable on the terms contemplated by the merger agreement and otherwise minimize the effect of such legal requirement on the merger.

Avanex and Oplink agreed that:

•
Avanex will assume all outstanding options to acquire Oplink common stock and file a registration statement on Form S-8 with respect to such assumed options within five (5) business days following the merger;

•
Avanex will fulfill and honor the indemnification agreements between Oplink and each of its directors and officers and will maintain directors’ and officers’ liability insurance for Oplink’s directors and officers;

•
upon completion of the merger, Avanex’s board of directors will consist of four directors selected by a majority of the Oplink directors, four directors selected by a majority of the Avanex directors, including Avanex’s current Chief Executive Officer, and a ninth director acceptable to both a majority of the Oplink designated directors and a majority of the Avanex designated directors; and

•
upon completion of the merger, Avanex’s Chief Executive Officer will be Co-Chairman of the Board, Chief Executive Officer and President, Oplink’s Chairman of the Board shall be Co-Chairman of the Board, and, Oplink’s Chief Financial Officer will be the Chief Financial Officer of Avanex.

Oplink has waived the provision of the merger agreement which would have required Oplink’s current Chief Executive Officer to be a member of the board of directors of the combined company.

Termination

The merger agreement may be terminated at any time before the completion of the merger, whether before or after the stockholder approvals have been obtained at the special meetings:

•	by mutual written consent of Avanex and Oplink;

•
by Avanex or Oplink, if the merger has not been completed by September 30, 2002, but this right to terminate the merger agreement will not be available to any party whose action or failure to act has been a principal cause of the failure of the merger to be completed by such date and such action or failure to act constitutes a breach of the merger agreement;

•
by Avanex or Oplink, if a governmental entity has issued an order, decree or ruling or taken any other action which has the effect of permanently restraining, enjoining or otherwise prohibiting the merger, which order, decree, ruling or other action is final and nonappealable;

•
by Avanex or Oplink, if the stockholders of Avanex have not approved the issuance of Avanex common stock in the merger or if the stockholders of Oplink have not approved and adopted the merger agreement and approved the merger, in each case at the applicable stockholders’ meeting or at any adjournment or postponement of the applicable meeting, provided that a party may not terminate for failure of its stockholders to so approve if such failure was caused by the action or failure to act of such party and such action or failure to act is a material breach of the merger agreement;

•
by Avanex or Oplink (at any time prior to the approval and adoption of the merger agreement and approval of the merger by the stockholders of Oplink or the approval of the issuance of Avanex common stock in connection with the merger by the stockholders of Avanex) if a “triggering event” (as defined below) with respect to the other party shall have occurred; and

•
by Avanex or Oplink, if the other party has breached any of its representations, warranties, covenants or other agreements contained in the merger agreement in any case such that the conditions to the closing of the merger would not be satisfied, and such breach has not been or cannot be cured within 30 days after delivery of written notice of such breach or inaccuracy.

The merger agreement provides that a “triggering event” occurs, with respect to either Avanex or Oplink, if:

•	its board of directors or any committee thereof for any reason withdraws, amends or modifies in a manner adverse to the other party its applicable board recommendation;

•
its board of directors fails to reaffirm its applicable board recommendation within 10 business days after the other party to the merger agreement requests in writing that such recommendation be reaffirmed after the public announcement of an acquisition proposal;

•	its board of directors or any committee has approved or recommended any acquisition proposal;

•
a tender or exchange offer relating to its securities shall have been commenced by a person unaffiliated with the other party hereto and such party shall not have sent to its securityholders pursuant to Rule 14e-2 promulgated under the Securities Act, 10 business days after such tender or exchange offer is first published, sent or given, a statement disclosing that the board of such party recommends rejection of such tender or exchange offer;

•	it shall have amended its stockholder rights plan to render it inapplicable to any acquisition proposal other than the merger; or

•	it materially breaches provisions in the merger agreement relating to its board recommendation or acquisition proposals.

Termination Fees

Fees payable by Avanex

Avanex must pay Oplink a termination fee of $12 million if either party terminates the merger agreement because the merger is not completed by September 30, 2002 or Avanex’s stockholders do not approve the issuance of shares contemplated by the merger agreement if:

•	between the signing and termination of the merger agreement there has been a public announcement of an acquisition proposal that has not been irrevocably and publicly withdrawn; and

•	within 12 months following the termination of the merger agreement, Avanex completes or enters into a definitive agreement (which is subsequently completed) for an “acquisition” (as defined below).

Avanex will also pay Oplink a termination fee of $12 million if Oplink, at any time prior to the approval of the issuance of shares contemplated by the merger agreement by the stockholders of Avanex, terminates the merger agreement because a triggering event with respect to Avanex occurs.

The circumstances that would require Avanex to pay a termination fee would also allow Oplink to exercise the option to acquire up to 19.99% (based on the number of shares outstanding as of March 15, 2002) of the issued and outstanding shares of Avanex capital stock.

Fees payable by Oplink

Oplink must pay Avanex a termination fee of $12 million if either party terminates the merger agreement because the merger is not completed by September 30, 2002 or Oplink’s stockholders do not approve and adopt the merger agreement and approve the merger if:

•	between the signing and termination of the merger agreement there has been a public announcement of an acquisition proposal that has not been irrevocably and publicly withdrawn; and

•	within 12 months following the termination of the merger agreement, Oplink completes or enters into a definitive agreement (which is subsequently completed) for an “acquisition” (as defined below).

Oplink will also pay Avanex a termination fee of $12 million if Avanex, at any time prior to the approval and adoption of the merger agreement and approval of the merger by the stockholders of Oplink, terminates the merger agreement because a triggering event with respect to Oplink occurs.

The circumstances that would require Oplink to pay a termination fee would also allow Avanex to exercise the option to acquire up to 19.99% (based on the number of shares outstanding as of March 15, 2002) of the issued and outstanding shares of Oplink capital stock.

An “acquisition” has the same meaning as “acquisition proposal” (see page 92) except that references to 15% are changed to 40%.

Representations and Warranties

The merger agreement contains customary representations and warranties of Oplink and Avanex relating to, among other things:

•	corporate organization and power and similar corporate matters;

•	subsidiaries;

•	capital structure;

•	authorization, due execution and delivery of the merger agreement;

•	the absence of any conflicts or violations of each party’s agreements as a result of the merger or the merger agreement;

•	documents filed with the Securities and Exchange Commission, the accuracy of information contained in those documents and the absence of undisclosed liabilities;

•	absence of material changes or events;

•	filing of tax returns and payment of taxes;

•	intellectual property;

•	compliance, permits and absence of restrictions;

•	litigation matters;

•	payment of brokerage or finders’ fees or agents’ commissions;

•	employee benefits and related matters;

•	absence of liens and encumbrances;

•	environmental matters;

•	validity of material contracts to which the parties or their subsidiaries are a party and the absence of any violation, default or breach to such contracts;

•	properties;

•	the accuracy of information supplied in connection with this joint proxy statement/prospectus and the registration statement of which it is a part;

•	approval by the board of directors;

•	the receipt of fairness opinions from financial advisors;

•	votes required for approval of the proposals;

•	inapplicability of the provisions of Section 203 of the Delaware General Corporation Law to the merger;

•	amendments to Rights Agreements of Oplink and Avanex; and

•	compliance with the United States Foreign Corrupt Practices Act of 1977.

The merger agreement also contains additional representations and warranties exclusive to Oplink relating to, among other things:

•	the repatriation of dividends and other distributions relating to Oplink’s subsidiaries in China; and

•	taxes payable in China by Avanex relating to the merger.

The representations and warranties made by the parties to the merger agreement will not survive the merger, but their accuracy forms the basis of one of the conditions to the obligations of Avanex and Oplink to complete the merger.

Amendment; Extension and Waiver

Subject to applicable law:

•
the merger agreement may be amended by the parties at any time, except that after the merger agreement has been approved and adopted by the Oplink stockholders and the issuance of shares has been approved by the Avanex stockholders, no amendment which by law or in accordance with the rules of any relevant stock exchange requires further approval by Avanex or Oplink stockholders shall be made without such further approval; and

•
at any time prior to the completion of the merger, a party may, by written instrument signed on behalf of such party, to the extent legally allowed, extend the time for the performance of any of the obligations or other acts of the other parties hereto, waive any inaccuracies in the representations and warranties in the merger agreement or in any related document made to such party and waive compliance with any of the agreements or conditions for the benefit of such party contained in the merger agreement.

Expenses; Reimbursement

Whether or not the merger is completed, all fees and expenses incurred in connection with the merger, the merger agreement and the transactions contemplated by the merger agreement will be paid by the party incurring such fees or expenses, except that Avanex and Oplink will share equally:

•
the expenses, other than attorneys’ and accountants fees, incurred in connection with printing and filing this joint proxy statement/prospectus and the registration statement of which it is a part and any amendments or supplements thereto; and

•
the filing fee for the Notification and Report Forms filed with the U.S. Federal Trade Commission and the Department of Justice under the Hart-Scott-Rodino Act or any other filing fee required by a governmental entity pursuant to the merger agreement.

AGREEMENTS RELATED TO THE MERGER

Voting Agreements

As a condition to Avanex’s entering into the merger agreement, the Oplink stockholders indicated below entered into voting agreements with Avanex pursuant to which, among other things, each of these stockholders agreed, solely in his, her or its capacity as a stockholder, to vote all of his, her or its shares of Oplink common stock in favor of the approval and adoption of the merger agreement and approval of the merger and against any matter that could reasonably be expected to prevent the merger. These Oplink stockholders may vote their shares of Oplink common stock on all other matters.

The Oplink stockholders that entered into voting agreements with Avanex include Frederick Fromm, Bruce Horn, Christian Lepiane, Ken Brizel, Zeynep Hakimoglu, Wei Zhong Li, Li Relative Partners L.P., Jingyu Xu, Yanfeng Yang, Weiming Li, Joseph Y. Liu, Chieh Chang, Chieh & Lily Chang Family Trust, Herbert Chang, InveStar Burgeon Capital, Inc., InveStar Excelsus Venture Capital (Int’l) Inc., LDC, InveStar Dayspring Venture Capital, Inc., Forefront Venture Partners, L.P., David Spreng, Crescendo III, L.P., Crescendo III Executive Fund, L.P., Crescendo III, GbR, Leonard LeBlanc and Terry Brown. As of March 18, 2002, these stockholders beneficially owned 49,414,292 shares of Oplink common stock, representing approximately 29.3% of the outstanding common stock of Oplink. All of these stockholders are executive officers or directors, or entities controlled by such persons, except for Mr. Spreng who resigned from the Oplink Board of Directors effective as of May 14, 2002.

In addition, as a condition to Oplink’s entering into the merger agreement, the Avanex stockholders indicated below entered into voting agreements with Oplink pursuant to which, among other things, each of these stockholders agreed, solely in his, her or its capacity as a stockholder, to vote all of his, her or its shares of Avanex common stock in favor of the approval of the share issuance in connection with the merger and against any matter that could reasonably be expected to prevent the merger. These Avanex stockholders may vote their Avanex common stock on all other matters.

The Avanex stockholders that entered into voting agreements with Oplink include Walter Alessandrini, Alessandrini Family Trust, C.J. Alessandrini Trust, E.F. Alessandrini Trust, V. Alessandrini Trust, Giovanni Barbarossa, Todd Brooks, Xiaofan Cao, Jessy Chao, Vint Cerf, Paul Engle, Federico Faggin, Margaret Quinn, Joel Smith and John Tyler. As of March 18, 2002, these stockholders beneficially owned 9,936,901 shares of Avanex common stock, representing approximately 14.3% of the outstanding common stock of Avanex. All of these stockholders are executive officers or directors, or entities controlled by such persons. Dr. Cao will resign as a director, officer and employee of Avanex effective as of June 30, 2002.

Under these voting agreements, subject to certain exceptions, the stockholders also have agreed not to transfer the Avanex common stock and options or Oplink common stock or options owned, controlled or acquired, either directly or indirectly, by them or their voting rights with respect to such shares until the earlier of the termination of the merger agreement or the completion of the merger, unless each person to which any shares or any interest in any shares is transferred agrees in writing to be bound by the terms and provisions of the voting agreement.

These voting agreements will terminate upon the earlier to occur of the termination of the merger agreement or the completion of the merger.

Stock Option Agreements

As an inducement for Avanex to enter into the merger agreement, Avanex and Oplink entered into the Oplink Stock Option Agreement, dated as of March 18, 2002, pursuant to which Oplink granted Avanex the option, under certain conditions, each an exercise event, to acquire up to 32,769,053 shares of Oplink common stock. The granting of the option was negotiated as a material term of the entire merger. The Oplink Stock Option Agreement was an inducement for Avanex to enter into the merger agreement because certain aspects of the stock option may have the effect of discouraging persons who might now or at any time be interested in acquiring all or a significant interest in Oplink or its assets before completion of the merger and increasing the likelihood that the merger with Avanex will be completed. Avanex did not pay additional consideration to Oplink in connection with Oplink entering into the stock option agreement and granting the option. The exercise price of the stock option of $1.755 per share of Oplink common stock was calculated by multiplying the exchange ratio of ..405344 by $4.33, the closing price of Avanex common stock preceding the execution and announcement of the merger agreement. The number of shares issuable upon exercise of the option and the exercise price of the option are subject to adjustment to prevent dilution. Based on the number of shares outstanding as of March 15, 2002, the number of shares issuable upon exercise of the option is 19.99% of the issued and outstanding shares of Oplink capital stock.

Avanex may exercise the stock option, in whole or part, at any time or from time to time, upon the occurrence of any of the following events:

•
the termination of the merger agreement by Avanex because of the occurrence of a triggering event at any time prior to the approval and adoption of the merger agreement and approval of the merger by the stockholders of Oplink;

•
if either Avanex or Oplink terminates the merger agreement because (1) the merger is not consummated by September 30, 2002 or (2) the stockholders of Oplink fail to approve and adopt the merger agreement and approve the merger and:

—	between the signing and termination of the merger agreement there has been a public announcement of an acquisition proposal that has not been irrevocably and publicly withdrawn; and

—	within 12 months following the termination of the merger agreement, Oplink completes or enters into a definitive agreement (which is subsequently completed) for an “acquisition” (as defined above).

In general, the option will terminate upon the earliest of any of the following:

•	completion of the merger;

•
12 months after termination of the merger agreement based on a failure of the merger to be consummated by September 30, 2002 or the failure to obtain the required approval of Oplink stockholders if no event causing the termination fee to become payable has occurred;

•	12 months after termination of the merger agreement based on the occurrence of a triggering event;

•
if the merger agreement is terminated based on a failure of the merger to be completed by September 30, 2002 or the failure to obtain the required approval of Oplink stockholders and an event causing the termination fee to become payable has occurred, 12 months after payment of the termination fee, provided, however, that the option may terminate earlier in the case of the consummation of certain types of acquisitions; and

•
the date on which the merger agreement is terminated if neither a triggering event nor the announcement of an acquisition proposal by a third party has occurred on or prior to the date of such termination.

During the period when the option is exercisable, Avanex may require Oplink to purchase from Avanex the unexercised portion of the option and repurchase all the shares of Oplink stock purchased by Avanex pursuant to the option that Avanex then owns. The price Oplink would pay per share for the unexercised portion of the option would be the fair market value of an Oplink share minus the exercise price per share and the price for each share previously purchased by Avanex would be the fair market value of such shares.

The stock option agreement limits the profit (including any amount paid by Oplink to Avanex as a termination fee) which may be received by Avanex in connection with the exercise of its rights under the option agreement, to the termination fee. As a result, there is no monetary value to the option.

The stock option agreement may not be assigned without the consent of the other party but the rights and obligations will inure to and be binding upon each party’s successors, if any.

As an inducement for Oplink to enter into the merger agreement, Oplink and Avanex entered into the Avanex Stock Option Agreement, dated as of March 18, 2002, pursuant to which Avanex granted Oplink an option, under certain conditions, each an exercise event, to acquire up to 13,886,525 shares of Avanex common stock. The granting of the option was negotiated as a material term of the entire merger. The Avanex Stock Option Agreement was an inducement for Oplink to enter into the merger agreement because certain aspects of the stock option may have the effect of discouraging persons who might be interested in acquiring all or a significant interest in Avanex or its assets before completion of the merger and because it may increase the likelihood that the merger with Oplink will be completed. Oplink did not pay additional consideration to Avanex in connection with Avanex entering into the stock option agreement and granting the option. The exercise price of the stock option is $4.33 per share of Avanex common stock, which was the closing price of Avanex common stock preceding the execution and announcement of the merger agreement. The number of shares issuable upon exercise of the option and the exercise price of the option are subject to adjustment to prevent dilution. Based on the number of shares outstanding as of March 15, 2002, the number of shares issuable upon exercise of the option is 19.9% of the issued and outstanding shares of Avanex capital stock.

Oplink may exercise the stock option, in whole or part, at any time or from time to time, upon the occurrence of any of the following events:

•	the termination of the merger agreement by Oplink because of the occurrence of a triggering event at any time prior to the share issuance by the stockholders of Avanex;

•	if either Avanex or Oplink terminates the merger agreement because (1) the merger is not consummated by September 30, 2002 or (2) the stockholders of Avanex fail to approve the share issuance and:

—	between the signing and termination of the merger agreement there has been a public announcement of an acquisition proposal that has not been irrevocably and publicly withdrawn; and

—	within 12 months following the termination of the merger agreement, Avanex completes or enters into a definitive agreement (which is subsequently completed) for an “acquisition” (as defined above).

In general, the option will terminate upon the earliest of any of the following:

•	completion of the merger;

•
12 months after termination of the merger agreement based on a failure of the merger to be consummated by September 30, 2002 or the failure to obtain the required approval of Avanex stockholders if no event causing the termination fee to become payable has occurred;

•	12 months after termination of the merger agreement based on the occurrence of a triggering event;

•
if the merger agreement is terminated based on a failure of the merger to be completed by September 30, 2002 or the failure to obtain the required approval of Avanex stockholders and an event causing the termination fee to become payable has occurred, 12 months after payment of the termination fee, provided, however, that the option may terminate earlier in the case of the consummation of certain types of acquisitions; and

•
the date on which the merger agreement is terminated if neither a triggering event nor the announcement of an acquisition proposal by a third party has occurred on or prior to the date of such termination.

During the period when the option is exercisable, Oplink may require Avanex to purchase from Oplink the unexercised portion of the option and repurchase all the shares of Avanex stock purchased by Oplink pursuant to the option that Oplink then owns. The price Avanex would pay per share for the unexercised portion of the option would be the fair market value of an Avanex share minus the exercise price per share and the price for each share previously purchased by Oplink would be the fair market value of such shares.

The stock option agreement limits the profit (including any amount paid by Avanex to Oplink as a termination fee) which may be received by Oplink in connection with the exercise of its rights under the option agreement, to the termination fee. As a result, there is no monetary value to the option.

The stock option agreement may not be assigned without the consent of the other party but the rights and obligations will inure to and be binding upon each party’s successors, if any.

Oplink Affiliate Agreements

As an inducement to Avanex to enter into the merger agreement, Frederick Fromm, Bruce Horn, Christian Lepiane, Ken Brizel, Zeynep Hakimoglu, Wei Zhong Li, Li Relative Partners L.P., Jingyu Xu, Yanfeng Yang, Weiming Li, Joseph Y. Liu, Chieh Chang, Chieh & Lily Chang Family Trust, Herbert Chang, InveStar Burgeon Capital, Inc., InveStar Excelsus Venture Capital (Int’l) Inc., LDC, InveStar Dayspring Venture Capital, Inc., Forefront Venture Partners, L.P., David Spreng, Crescendo III, L.P., Crescendo III Executive Fund, L.P., Crescendo III, GbR, Leonard LeBlanc and Terry Brown executed affiliate agreements on March 18, 2002. Pursuant to these affiliate agreements, if such persons are affiliates of Oplink at the time the merger is submitted to the stockholders for vote or consent, Avanex will be entitled to place appropriate legends on the certificates evidencing any Avanex common stock to be received by these persons, or entities, and to issue stop transfer instructions to the transfer agent for the Avanex common stock received by the affiliates. Further, these individuals have also acknowledged the resale restrictions imposed by Rule 145 under the Securities Act on shares of Avanex common stock to be received by them in the merger, if such persons are affiliates of Oplink at the time the merger is submitted to the stockholders for vote or consent.

Operations After the Merger

Following the merger, Oplink will continue its operations as a wholly-owned subsidiary of Avanex. The stockholders of Oplink will become stockholders of Avanex, and their rights as stockholders will be governed by the Avanex certificate of incorporation, as then in effect, the Avanex bylaws and the laws of the State of Delaware. See “Comparison of the Rights of Holders of Avanex Common Stock and Oplink Common Stock” on page 114.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

INTRODUCTION TO UNAUDITED PRO FORMA CONDENSED
COMBINED FINANCIAL INFORMATION

The following unaudited pro forma condensed combined statements of operations for the year ended June 30, 2001 and the nine months ended March 31, 2002 and the unaudited pro forma condensed combined balance sheet as of March 31, 2002 are based on the historical financial statements of Avanex and Oplink, after giving effect to the merger as a purchase of Oplink by Avanex using the purchase method of accounting, as required under the rules of the Securities and Exchange Commission, and the assumptions and adjustments described in the accompanying notes to the unaudited pro forma condensed combined financial information.

The unaudited pro forma condensed combined statements of operations are presented as if the acquisition had occurred on July 1, 2000. Both Avanex and Oplink have a fiscal year ended June 30. Accordingly, the unaudited pro forma combined statement of operations for the year ended June 30, 2001 combines Avanex’s and Oplink’s fiscal year then ended. The unaudited pro forma combined condensed statement of operations for the nine months ended March 31, 2002 combines Avanex’s and Oplink’s historical operating results for the nine months then ended.

The unaudited pro forma combined condensed balance sheet is presented to give effect to the acquisition of Oplink as if it occurred on March 31, 2002 and combines Avanex’s and Oplink’s balance sheets as of that date.

Under the purchase method of accounting, the total estimated purchase price, calculated as described in Note 1 to this unaudited pro forma condensed combined financial information, is allocated to the net tangible and intangible assets of Oplink acquired in connection with the merger, based on their fair values as of the completion of the merger. Independent valuation specialists are currently conducting an independent valuation in order to assist management of Avanex in determining the fair values of a significant portion of these assets. The preliminary work performed by the independent valuation specialists has been considered in management’s estimates of the fair values reflected in this unaudited pro forma condensed combined financial information. A final determination of these fair values, which cannot be made prior to the completion of the merger, will include management’s consideration of a final valuation prepared by the independent valuation specialists. This final valuation will be based on the actual net tangible and intangible assets of Oplink that exist as of the date of completion of the merger.

Based on preliminary analysis, Avanex expects to incur, upon completion of the merger or in subsequent quarters, costs in the range of $10 million to $20 million for severance or relocation costs related to Oplink employees, costs of vacating some facilities (leased or owned) of Oplink and other costs associated with exiting activities of Oplink. A pro forma adjustment for $20 million, representing the high end of the range, has been included in the unaudited pro forma condensed combined balance sheet. In addition, based on preliminary estimates Avanex expects to incur, upon completion of the merger or in subsequent quarters, additional costs in the range of $5 million to $20 million for severance or relocation costs related to Avanex employees, costs of vacating some leased facilities of Avanex and other costs associated with exiting activities of Avanex. An adjustment for an estimate of the restructuring costs to be incurred by Avanex has not been included in the unaudited pro forma condensed combined statements of operations since such adjustment is non-recurring in nature. Avanex estimates that these costs, in total, will result in cash expenditures of $20 million to $30 million with the remainder being non-cash charges. These estimates are preliminary and subject to change based on Avanex’s finalization of its restructuring and integration plans. The unaudited pro forma condensed combined financial information does not include any adjustments for the anticipated benefits from cost savings or synergies of Avanex and Oplink operating as a combined company.

These unaudited pro forma condensed combined financial statements have been prepared based on preliminary estimates of fair values. Amounts preliminarily allocated to intangible assets with indefinite lives may significantly decrease or be eliminated and amounts allocated to intangible assets with definite lives may increase significantly, which could result in a material increase in amortization of intangible assets. Therefore, the actual amounts recorded as of the completion of the merger may differ materially from the information presented in this unaudited pro forma condensed combined financial information. In addition to the receipt of the final valuation, the impact of ongoing integration activities, the timing of completion of the merger and other changes in Oplink’s net tangible and intangible assets that occur prior to completion of the merger could cause material differences in the information presented.

This unaudited pro forma condensed combined financial information should be read in conjunction with the separate historical consolidated financial statements and accompanying notes of Avanex and Oplink incorporated by reference into this joint proxy statement/prospectus. See the section titled “Where You Can Find More Information” beginning on page 124 of this joint proxy statement/prospectus. The unaudited pro forma condensed combined financial information is not intended to represent or be indicative of the consolidated results of operations or financial condition of Avanex that would have been reported had the merger been completed as of the dates presented, and should not be taken as representative of the future consolidated results of operations or financial condition of Avanex.

AVANEX AND OPLINK

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

YEAR ENDED JUNE 30, 2001
(in thousands, except per share data)

	Avanex	Oplink	Pro Forma Adjustments (1)		Pro Forma Avanex and Oplink Combined
Net revenue	$131,244	$131,815	$—		$263,059
Cost of revenue	110,794	120,835	—		231,629
Stock compensation	8,764	4,765	371	(c)	13,900

Gross profit	11,686	6,215	(371)		17,530
Operating expenses:
Research and development	37,856	22,096	(4,390	)(a)	55,562
Selling and marketing	15,493	22,286	(2,363	)(a)	35,416
General and administrative	11,862	28,856	(15,120	)(a)	25,598
Stock compensation (2)	41,589	—	1,088	(c)	64,550
			21,873	(a)
Acquired in-process research and development	4,700	793	—		5,493
Amortization of intangibles (3)	498	263	6,067	(b)	6,565
			(263	)(d)
Amortization of goodwill (3)	9,155	3,343	—		12,498
Restructuring charge	22,586	18,177	—		40,763

Total operating expenses	143,739	95,814	6,892		246,445

Loss from operations	(132,053)	(89,599)	(7,263)		(228,915)
Interest and other income, net	12,521	9,227	—		21,748

Net loss	$(119,532)	$(80,372)	$(7,263)		$(207,167)

Basic and diluted net loss per common share	$(2.07)	$(0.65)			$(1.92)

Weighted average shares used in computing basic and diluted loss per common share	57,620	124,362			108,029

(1) The letters refer to a description of the adjustment in Note 3. (2) Below is the allocation of stock compensation:
Research and development	$32,216	$—	$4,885		$37,101
Selling and marketing	745	—	2,581		3,326
General and administrative	8,628	—	15,495		24,123

	$41,589	$—	$22,961		$64,550

(3)	Historical amounts for amortization of intangibles and goodwill have been reclassified to separate line items.

See accompanying notes to unaudited pro forma condensed combined financial information.

AVANEX AND OPLINK

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

NINE MONTHS ENDED MARCH 31, 2002
(in thousands, except per share data)

	Avanex	Oplink	Pro Forma Adjustments (1)		Pro Forma Avanex and Oplink Combined
Net revenue	$25,660	$30,236	$—		$55,896
Cost of revenue	21,614	41,760	—		63,374
Stock compensation	21	47	86	(c)	154

Gross profit (loss)	4,025	(11,571)	(86	)(a)	(7,632)
Operating expenses:
Research and development	17,819	11,270	(675	)(a)	28,414
Selling and marketing	4,729	5,895	499	(a)	11,123
General and administrative	5,660	8,571	(2,960	)(a)	11,271
Stock compensation (2)	14,789	—	283	(c)	18,208
			3,136	(a)
Acquired in-process research and development	5,445	—	—		5,445
Merger fees	—	1,425	—		1,425
Amortization of intangibles (3)	405	96	4,550	(b)	4,955
			(96	)(d)
Amortization of goodwill (3)	7,465	30	—		7,495
Restructuring charge	16,665	25,643	—		42,308

Total operating expenses	72,977	52,930	4,737		130,644

Loss from operations	(68,952)	(64,501)	(4,823)		(138,276)
Interest and other income, net	3,700	4,351	—		8,051

Net loss	$(65,252)	$(60,150)	$(4,823)		$(130,225)

Basic and diluted net loss per common share	$(1.02)	$(0.37)			$(1.01)

Weighted average number of shares used in computing basic and diluted net loss per share	63,863	162,055			129,551

(1) The letters refer to a description of the adjustment in Note 3. (2) Below is the allocation of stock compensation:
Research and development	$7,446	$—	$772		$8,218
Selling and marketing	143	—	(426)		(283)
General and administrative	7,200	—	3,073		10,273

	$14,789	$—	$3,419		$18,208

(3)	Historical amounts for amortization of intangibles and goodwill have been reclassified to separate line items.

See accompanying notes to unaudited pro forma condensed combined financial information.

AVANEX AND OPLINK

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEETS

MARCH 31, 2002
(in thousands)

	Avanex	Oplink	Pro Forma Adjustments (1)		Pro Forma Avanex and Oplink Combined

ASSETS
Current assets:
Cash, cash equivalents and short term investments	$153,549	$231,374	$—		$384,923
Accounts receivable, net	2,464	6,057	—		8,521
Inventories	5,681	6,914	—		12,595
Other current assets	2,558	4,101	—		6,659

Total current assets	164,252	248,446	—		412,698
Long-term investments	39,082	—	—		39,082
Property and equipment, net	20,630	63,393	(15,000	)(j)	69,023
Intangible assets, including goodwill, net	41,870	541	33,008	(e)	74,878
			(541	)(g)
Other assets	605	1,258	—		1,863

Total assets	$266,439	$313,638	$17,467		$597,544

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Short-term borrowings	$6,524	$—	$—		$6,524
Accounts payable	4,300	7,917	—		12,217
Accrued liabilities	10,180	11,930	5,424	(f)	47,534
			20,000	(k)
Current portion of accrued restructuring charge	3,964	3,640	—		7,604
Deferred revenue	187	—	—		187
Current portion of long-term obligations	5,842	4,200	—		10,042

Total current liabilities	30,997	27,687	25,424		84,108
Long-term obligations	8,718	2,680	—		11,398
Accrued restructuring	18,078	3,818	—		21,896

Total liabilities	57,793	34,185	25,424		117,402

Stockholders’ equity:
Common stock and additional paid-in capital	499,259	470,117	(470,117	)(g)	809,419
			310,160	(h)
Notes receivable from stockholders	(1,316)	(10,594)	—		(11,910)
Deferred compensation	(17,727)	(7,138)	7,138	(g)	(19,797)
			(2,070	)(h)
Accumulated other comprehensive income	—	56	(56	)(g)	—
Accumulated deficit	(271,570)	(172,988)	172,988	(g)	(297,570)
			(26,000	)(i)

Total stockholders’ equity	208,646	279,453	(7,957)		480,142

Total liabilities and stockholders’ equity	$266,439	$313,638	$17,467		$597,544

(1)	The letters refer to a description of the adjustments in Note 3.

See accompanying notes to unaudited pro forma condensed combined financial information.

AVANEX AND OPLINK

NOTES TO UNAUDITED PRO FORMA CONDENSED
COMBINED FINANCIAL INFORMATION

1.    Basis of Pro Forma Presentation

On March 18, 2002, Avanex and Oplink entered into an Agreement and Plan of Reorganization (the “Agreement”) pursuant to which Avanex will acquire all of the outstanding capital stock of Oplink by exchanging 0.405344 of a share of Avanex common stock for each share of Oplink common stock outstanding on the closing date, subject to the terms and conditions of the Agreement. In addition, at the closing of the merger, Avanex will assume all options to purchase Oplink common stock, after application of the exchange ratio, and will reserve shares of Avanex common stock for issuance upon the exercise of the assumed options. The transaction is expected to close during the quarter ending September 30, 2002, after which Oplink would operate as a wholly owned subsidiary of Avanex.

The acquisition will be accounted for under the purchase method of accounting. The estimated total purchase price of approximately $315.6 million consists of:

(i)  Approximately 66.5 million shares of Avanex common stock, based upon an exchange ratio of 0.405344 of a share of Avanex common stock for each outstanding share of common stock of Oplink at March 31, 2002. The actual number of shares of Avanex common stock to be issued will be determined based on the actual number of shares of Oplink common stock outstanding at the closing of the merger. The average market price of Avanex’s common stock of $4.20 was determined based as the closing price from March 15, 2002 to March 21, 2002, which includes two trading days prior and two trading days subsequent to the public announcement of the merger.

(ii)  Approximately 11.8 million vested and unvested options to purchase shares of Avanex common stock, based upon an exchange ratio of 0.405344 of a share of Avanex common stock for each outstanding share of common stock of Oplink at March 31, 2002. The actual number of options to purchase Avanex common stock to be assumed will be determined based on the actual number of options to purchase Oplink common stock outstanding at the closing of the merger. The fair value of the outstanding options was determined using a Black-Scholes valuation model.

(iii)  Estimated direct transaction costs of $5.4 million.

The total estimated purchase price of Oplink is as follows (in thousands):

Value of securities issued	$279,275
Assumption of Oplink common stock options	30,885
Estimated transaction costs and expenses	5,424

Total estimated purchase price	$315,584

Under the purchase method of accounting, the total estimated purchase price as shown in the table above is allocated to Oplink’s net tangible and intangible assets based on their estimated fair values as of the date of the completion of the merger. Based on the preliminary independent valuation, and subject to material changes upon receipt of the final valuation and other factors as described in the introduction to this unaudited pro forma condensed combined financial information, the preliminary purchase price allocation as of March 31, 2002 is as follows (in thousands):

	Amount	Estimated Useful Life in Years
Cash, cash equivalents and short term investments	$231,374
Other current assets	17,072
Property and equipment	48,393
Other non-current assets	1,258
Current liabilities	(47,687)
Long-term obligations	(6,498)
Stockholder notes receivable	10,594

Tangible net assets	254,506
Intangible assets acquired:
In-process research and development	26,000	N/A
Core and developed technology	18,200	3 years
Goodwill	14,808	N/A
Deferred compensation	2,070	1 to 4 years

Total estimated purchase price	$315,584

Of the total estimated purchase price, a preliminary estimate of $26.0 million has been allocated to in-process research and development and will be charged to expense in the period during which the merger is completed. Due to its non-recurring nature, the in-process research and development expense has been excluded from the unaudited pro forma condensed combined statement of operations.

Oplink is currently involved in numerous research and development projects, which are focused on developing new products, integrating new technologies, improving product performance and broadening features and functionalities.

The following is a summary of the major projects included in the charge for in-process research and development (in thousands):

Project Description(1)	Function	Percentage Complete	Value Assigned to IPR&D	Cost to Complete
50 GHz Thin Film Filter OADM/DWDM	Enables higher density channel counts on DWDM networks	20	$1,500	$12
OIAM	Integrates active gain elements into a compact module	40	1,100	175
DWDM Gain Block	Miniature gain block for DWDM networks	30	1,900	33
DWDM Amplifier	Miniature fully functional amplifier for long haul, metro and access application	15	8,100	75
ROADM Amplifier	Amplifier that can be integrated into reconfigurable optical add/drop modules	20	2,000	75
High IQ Amplifier	Amplifier capable of providing signal channel monitoring	15	1,800	30

Project Description(1)	Function	Percentage Complete	Value Assigned to IPR&D	Cost to Complete
Add/Drop Mini Amp	Amplifier used to compensate for losses in mux/demux applications	15	1,900	30
Amplifier Components Fused Products	Continual upgrade of reliability, manufacturability, integration, and reduction in size and cost of amplifier components	20	1,400	400
Other			6,300	524

			$26,000	$1,354

Note 1:

OADM:    Optical Add/Drop Multiplexer
DWDM:    Dense Wavelength Division Multiplexer
OIAM:    Optical Integrated Amplifier Module
ROADM:    Reconfigurable Optical Add/Drop Module

The value assigned to in-process research and development was determined by considering the importance of each project to the overall development plan, estimating costs to develop the purchased in-process research and development into commercially viable products, estimating the resulting net cash flows from the projects when completed and discounting the net cash flows to their present value using a discount rate of 50%. The revenue estimates used to value the purchased in-process research and development were based on estimates of relevant market sizes and growth factors, expected trends in technology and the nature and expected timing of new product introductions by Oplink and its competitors.

The estimates used in valuing in-process research and development were based upon assumptions believed to be reasonable but which are inherently uncertain and unpredictable. Assumptions may be incomplete or inaccurate, and unanticipated events and circumstances may occur. In addition, some projects that are currently in process may not be in process at completion of the merger and new projects may be started prior to completion of the merger that may be in process at the completion of the merger. Accordingly, actual results may vary from the projected results.

The acquired developed technology, which is comprised of products that are technologically feasible, primarily includes wavelength expansion products, optical amplification products, wavelength performance monitoring and protection products, and optical switching and routing products. Core technology and patents represent a combination of Oplink processes, patents and trade secrets. This proprietary knowledge can be leveraged by Oplink to develop new technology and improved products and manufacturing processes. Avanex expects to amortize the developed technology on a straight line basis over an estimated life of three years.

Goodwill represents the excess of the estimated purchase price of an investment in an acquired business over the fair value of the underlying identifiable net assets and deferred compensation. Goodwill will not be amortized but will be tested annually for impairment.

Deferred compensation is recorded for a portion of the intrinsic value on the date of closing of the merger of the unvested Avanex options exchanged for options held by Oplink employees. The estimated deferred compensation will be amortized over the estimated remaining vesting periods of one to four years of the respective options.

2.    New Accounting Pronouncements

In June 2001, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standard No. 141 (“SFAS 141”) “Business Combinations” and Statement of Financial Accounting Standard No. 142 (“SFAS 142”) “Goodwill and Other Intangible Assets.” SFAS 141 requires business combinations initiated after June 30, 2001 to be accounted for using the purchase method of accounting. SFAS 141 also included guidance on the initial recognition and measurement of goodwill and other intangible assets arising from business combinations completed after June 30, 2001. SFAS 142 prohibits the amortization of goodwill and intangible assets with indefinite useful lives. SFAS 142 requires that these assets be reviewed for impairment at least annually. Intangible assets with finite lives will continue to be amortized over their estimated useful lives.

The Company will apply SFAS 142 beginning in the first quarter of fiscal 2003. The Company will reclassify indefinite lived intangible assets as defined by SFAS 142, which are not expected to be significant, to goodwill at the date of adoption. The Company will test for goodwill and indefinite lived intangible assets impairment using a two-step process prescribed by SFAS 142. The first step is a screen for potential impairment, while the second step measures the amount of impairment by reporting unit, if any. The Company expects to perform the first step of the required impairment test of goodwill and indefinite lived intangible assets as of July 1, 2002 in the first quarter of fiscal 2003. Any impairment charge resulting from this transitional impairment test will be reflected as the cumulative effect of a change in accounting principles in the first quarter of fiscal 2003. The Company believes there will be a single reporting unit. Also, if the current downward trend and near term outlook in the Company’s industry continues, the Company expects to complete the second step evaluation process in the first quarter of fiscal 2003.

Further, the proposed stock-for-stock acquisition of Oplink will be valued based on a $4.20 Avanex common stock price. Since the time when this value was fixed, Avanex’s stock price has declined. If the current downward trend and near term outlook in the Company’s Industry continues, the Company expects to complete the second step of the impairment evaluation process under SFAS 142 in the first quarter of fiscal 2003. Resultant impairment, if any, would be recorded in the first quarter of fiscal 2003.

In August 2001, the FASB issued Statement of Financial Accounting Standards No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” (SFAS 144). This statement addresses financial accounting and reporting for the impairment of disposal of long-lived assets. SFAS 144 supersedes Statement of Financial Accounting Standards No. 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of”, and provides guidance on classification and accounting for such assets when held for sale or abandonment. SFAS 144 is effective for fiscal years beginning after December 15, 2001. The Company does not expect that adoption of SFAS 144 will have a material effect on its financial position or results of operations.

3.    Pro Forma Adjustments

The accompanying unaudited pro forma condensed combined financial information reflects the following pro forma adjustments:

(a)	To conform presentation of amortization of stock compensation;

(b)	To reflect amortization of the preliminary estimate of fair value of the core and developed technology assets;

(c)	To record amortization of the preliminary estimate of deferred stock compensation;

(d)	To reverse pre-acquisition amortization of intangibles of Oplink;

(e)	To record the preliminary estimate of fair value of goodwill and other intangible assets;

(f)	To record the preliminary estimate of transaction costs;

(g)	To eliminate intangible assets, common stock and additional paid-in capital, deferred compensation, accumulated other comprehensive income and accumulated deficit of Oplink;

(h)	To record the preliminary estimate of the fair value of common stock issued to Oplink stockholders and options assumed in connection with the acquisition;

(i)	To reflect the preliminary estimate of the charge for acquired in-process research and development;

(j)	To record the difference between the preliminary estimate of the fair value of Oplink fixed assets and the historical amounts; and

(k)
To record the preliminary estimate of costs for severance or relocation costs related to Oplink employees, costs of vacating some facilities (leased or owned) of Oplink and other costs associated with exiting activities of Oplink. The range of cost estimates is between $10 million to $20 million and Avanex has recorded the maximum amount.

Based on preliminary estimates, Avanex expects to incur, upon completion of the merger or in subsequent quarters, additional costs in the range of $5 million to $20 million for severance or relocation costs related to Avanex employees, costs of vacating some leased facilities of Avanex and other costs associated with exiting activities of Avanex. An adjustment for an estimate of the restructuring costs to be incurred by Avanex has not been included in the unaudited pro forma condensed combined statements of operations since such adjustment is non-recurring in nature. Avanex estimates that Avanex and Oplink costs, in total, will result in cash expenditures of $20 million to $30 million with the remainder being non-cash charges. These estimates are preliminary and subject to change based on Avanex’s finalization of its restructuring and integration plans. Further, the unaudited pro forma condensed combined financial information does not include any adjustments for the anticipated benefits from cost savings or synergies of Avanex and Oplink operating as a combined company.

4.    Pro Forma Shares for Earnings Per Share

The following table shows the calculation of shares used in computing the pro forma earnings per share in the unaudited pro forma condensed combined statements of operations for the nine month period ended March 31, 2002 and the year ended June 30, 2001 (in thousands):

	Nine Month Period Ended March 31, 2002	Year Ended June 30, 2001
Avanex historical weighted average shares used in computing basic net income (loss) per share	63,863	57,620
Oplink historical weighted average shares used in computing basic net income (loss) per share multiplied by the exchange ratio of 0.405344 of a share of Avanex common stock	65,688	50,409

Pro forma weighted average shares used in computing basic net income (loss) per share	129,551	108,029

No weighted average diluted shares were used in the calculation of pro forma earnings per share as the impact would have been antidilutive.

COMPARISON OF RIGHTS OF HOLDERS OF AVANEX COMMON STOCK
AND OPLINK COMMON STOCK

The rights of Avanex stockholders are currently governed by the Delaware General Corporation Law, or DGCL, and by Avanex’s certificate of incorporation and bylaws. Oplink’s certificate of incorporation and bylaws and the DGCL currently govern the rights of stockholders of Oplink. After the completion of the merger, Oplink stockholders will become stockholders of Avanex. As a result, former Oplink stockholders’ rights will be governed by Avanex’s certificate of incorporation and bylaws.

This section summarizes the material differences between the rights of holders of Avanex common stock and the rights of holders of Oplink common stock. This summary may not contain all of the information that is important to both Avanex and Oplink stockholders, and is not a complete comparison of the certificate of incorporation and bylaws of Avanex and the certificate of incorporation and bylaws of Oplink. Avanex and Oplink stockholders should read carefully this entire document, the certificates of incorporation and bylaws of Avanex and Oplink, and the relevant provisions of the DGCL for a more complete understanding of the differences between Avanex common stock and Oplink common stock.

Comparison of Authorized Capital Stock

Avanex.    The authorized capital stock of Avanex consists of 300,000,000 shares of common stock, par value $0.001 per share, and 10,000,000 shares of preferred stock, par value $0.001 per share.

Oplink.    The authorized capital stock of Oplink consists of 400,000,000 shares of common stock, par value $0.001 per share, and 20,000,000 shares of preferred stock, par value $0.001 per share.

Number and Election of Directors

Avanex.    Avanex’s certificate of incorporation provides that the board of directors shall be divided into three classes of directors with staggered terms of three (3) years. Avanex’s bylaws fix the number of directors at seven (7) members. Avanex’s certificate of incorporation also provides that the exclusive authority to amend the bylaws to change the number of directors resides in the board of directors.

Oplink.    Oplink’s certificate of incorporation provides that the board of directors shall be divided into three classes of directors with staggered terms of three (3) years, and authorizes the board of directors to fix the number of directors by one or more resolutions of the board. Oplink’s board of directors currently has fixed the size of the board at seven (7) directors.

The Avanex board of directors has amended the Avanex bylaws to fix the size of the board at nine (9) directors effective upon the closing of the merger.

Removal of Directors

Avanex.    Avanex’s certificate of incorporation provides that stockholders may remove any director or the entire board of directors with cause upon an affirmative vote of the holders of a majority of the then outstanding shares of voting stock, or without cause upon an affirmative vote of the holders of at least sixty-six and two-thirds percent (66-2/3%) of the then-outstanding shares of voting stock.

Oplink.    The bylaws of Oplink provide that stockholders may remove the board of directors or any individual director at any time with cause only by an affirmative vote of the holders of a majority of the outstanding shares entitled to vote on such removal.

Avanex’s certificate of incorporation provides that its stockholders may remove directors without cause, whereas Oplink’s certificate does not. Therefore, Avanex’s stockholders have greater ability to remove directors than Oplink’s stockholders.

Filling Vacancies on the Board of Directors

Avanex.    Avanex’s certificate of incorporation provides that any vacancy created by the removal of a director may be filled by either an affirmative vote of a majority of the then-outstanding shares of voting stock, or by an affirmative vote of a majority of the remaining directors then in office, even though less than a quorum of the board of directors. Newly created directorships resulting from an increase in the number of directors shall, unless the board of directors determines by resolution that any such newly created directorship shall be filled by the stockholders, be filled only by the affirmative vote of the directors then in office, even though less than a quorum of the board of directors.

Oplink.    The bylaws of Oplink provide that any vacancy shall be filled only by the affirmative vote of a majority of the directors then in office, even though less than a quorum of the board of directors of Oplink, unless the board of directors of Oplink determines by resolution that any such vacancies or newly created directorships shall be filled by stockholders.

Avanex stockholders may by an affirmative majority vote fill any vacancy created by the removal of a director without a resolution by the Avanex board of directors. However, the Oplink board of directors must affirmatively pass a resolution allowing a vacancy to be filled by an affirmative majority vote of Oplink stockholders, which makes it more difficult for Oplink stockholders to fill vacancies created by removal than for Avanex stockholders to fill similar vacancies.

Special Meetings of Stockholders

Avanex.    The Avanex bylaws provide that a special meeting of stockholders may be convened at any time by the board of directors of Avanex, the chairman of the board of directors, or the chief executive officer or president of Avanex.

Oplink.    The Oplink bylaws provide that a special meeting of stockholders may be convened at any time by the chairman of the board of directors of Oplink, the chief executive officer of Oplink, or the board of directors of Oplink by a resolution adopted by a majority of the total number of authorized directors.

Avanex’s bylaws provide that the president of Avanex may convene a special meeting of stockholders. Oplink’s bylaws do not allow the president of Oplink to convene a special meeting of stockholders. Thus, Oplink’s bylaws are more restrictive on the convening of special meetings than Avanex’s bylaws.

Advance Notice Provisions for Board Nominations and Other Stockholder Business

Avanex.    The Avanex bylaws provide that stockholders must deliver proper notice of any nomination for the election of a director or other business to be brought before an annual meeting of stockholders to the secretary of Avanex not less than 90 days prior to the anniversary of the day on which notice of the prior year’s annual meeting was mailed to stockholders.

Oplink.    The Oplink bylaws provide that stockholders must give proper notice to the secretary of Oplink of any nomination for the election of a director or other business to be brought before an annual meeting not later than 90 days nor earlier than 120 days prior to the first anniversary of the preceding year’s annual meeting, subject to certain other timing provisions in the event the date of the annual meeting is advanced or delayed by more than 30 days from the anniversary of the preceding year’s annual meeting. For special meetings of stockholders, stockholders must give notice to the secretary of Oplink of any nomination for the election of directors not earlier than 120 days prior to such special meeting and not later than 90 days prior to such meeting or within 10 days following the public announcement of such special meeting.

Oplink’s bylaws have more restrictive provisions regarding advance notice procedures than Avanex’s bylaws, which may make it more difficult for Oplink stockholders to bring business before an annual or special meeting.

Stockholder Rights Plans

Avanex.    The board of directors of Avanex has adopted a stockholders rights plan that provides its stockholders with the right to purchase preferred stock as a defensive measure in connection with a potential acquisition. Avanex has amended its rights plan to provide that it does not apply to the merger with Oplink.

Oplink.    The board of directors of Oplink has adopted a stockholders rights plan that provides its stockholders with the right to purchase preferred stock as a defensive measure in connection with a potential acquisition. Oplink’s rights plan provides that it does not apply to the merger with Avanex.

Amendment of Bylaws

Avanex.    The Avanex certificate of incorporation expressly authorizes the Avanex board of directors to make, alter, amend or repeal the bylaws. The Avanex certificate of incorporation requires the affirmative vote of sixty-six and two-thirds percent (66 2/3%) of the voting power of the then outstanding shares of voting stock, voting together as a single class, for the adoption, amendment or repeal by the Avanex stockholders of Section 2.2 (Annual Meeting) and Section 2.3 (Special Meeting) of the bylaws of Avanex. Avanex’s certificate of incorporation also provides that the exclusive authority to amend the bylaws to change the number of directors resides in the board of directors.

Oplink.    The Oplink certificate of incorporation expressly authorizes the Oplink board of directors to adopt, amend or repeal the bylaws. The Oplink certificate of incorporation also provides that the Oplink bylaws may be altered or amended, or new bylaws may be adopted, by the affirmative vote of sixty-six and two-thirds percent (66 2/3%) of the voting power of the then outstanding shares of voting stock of the corporation entitled to vote.

Avanex’s certificate of incorporation requires a 66 2/3% vote to adopt, amend or repeal sections of the Avanex bylaws related to annual and special meetings of its stockholders, while Oplink’s certificate of incorporation requires a sixty six and two-thirds percent vote to adopt, amend or repeal all of the bylaws. Therefore, Oplink stockholders may have more difficulty than Avanex stockholders in meeting the requisite voting percentage than Avanex stockholders to adopt, amend or repeal certain bylaws.

Indemnification of Officers and Directors

Avanex.    The certificate of incorporation and the bylaws of Avanex provide that Avanex shall indemnify its directors, officers and employees to the fullest extent permitted by the law. The certificate of incorporation and the bylaws of Avanex provide that Avanex shall pay any expenses incurred in defending any indemnified action, in advance, upon receipt of an undertaking by or on behalf of the indemnified party to repay such amount if it shall ultimately be determined that the indemnified party is not entitled to indemnification.

Oplink.    The Oplink certificate of incorporation and bylaws provide that the liability of its directors and executive officers shall be eliminated to the fullest extent under applicable law. In addition, the bylaws of Oplink provide that Oplink may indemnify its other officers, employees and agents to the fullest extent permitted by applicable law.

The bylaws of Oplink also provide that Oplink shall pay any expenses incurred in defending any indemnified action, in advance, upon receipt of an undertaking by or on behalf of the indemnified party to repay such amount if it shall ultimately be determined that the indemnified party is not entitled to indemnification. However, the bylaws also contain a provision limiting the obligation of Oplink to pay such expenses in advance if a determination is made (i) by the board of directors of Oplink by a majority vote of a quorum consisting of directors who were not parties to the proceeding resulting in the indemnification claim or (ii) if such quorum is not obtainable, by independent legal counsel in a written opinion, that the facts known to the decision making party at the time such determination is made demonstrate in clear and convincing fashion that the indemnified party acted in bad faith or in a manner that such indemnified party did not believe was in the best interests of Oplink.

PRINCIPAL STOCKHOLDERS OF AVANEX

The following table sets forth certain information with respect to the beneficial ownership of Avanex common stock as of June 1, 2002, the latest date on which information was available prior to the date of mailing of this proxy statement/prospectus, by (a) each person or entity who is known by Avanex to own more than 5% of its common stock, (b) each executive officer of Avanex, (c) each director of Avanex and (d) all executive officers and directors of Avanex as a group. Beneficial ownership is determined in accordance with the rules of the SEC. Percentages for each person are based on 69,491,799 shares outstanding at June 1, 2002, plus the total number of outstanding options or warrants held by such person that are exercisable within 60 days of such date. Shares issuable upon exercise of outstanding options and warrants, however, are not deemed outstanding for purposes of computing the percentage ownership of any other person.

Unless otherwise indicated below, the address for each listed director and executive officer is c/o Avanex, 40919 Encyclopedia Circle, Fremont, California 94538.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Outstanding Shares
Capital Group International(1) 11100 Santa Monica Boulevard 15th Floor Los Angeles, California 90025	6,479,930	9.3%
Walter Alessandrini(2)	4,701,148	6.8
Paul Engle(3)	1,293,928	1.8
Xiaofan Cao(4)	2,730,398	3.9
Jessy Chao(5)	1,002,900	1.4
Paul Jiang(6)	785,437	1.1
Charles Mao(7)	504,686	*
Giovanni Barbarossa(8)	156,511	*
Margaret Quinn(9)	87,971	*
John Tyler(10)	—	*
Federico Faggin(11)	51,200	*
Joel Smith(12)	61,200	*
Todd Brooks(13)	68,249	*
Vinton Cerf(14)	37,125	*
All directors and executive officers as a group (13 persons)(15)	11,474,403	16.3

*	Represents less than one percent.

(1)	Based on Schedule 13G/A filed by such beneficial owner with the SEC on February 11, 2002 and reflects stock held as of December 31, 2001.

(2)
Represents 4,351,388 shares held by the Alessandrini Family Trust dtd 7/20/00, of which Mr. Alessandrini is a trustee and over which he shares voting and dispositive power; 116,586 shares held by the C.J. Alessandrini Trust dtd 11/22/99, of which Mr. Alessandrini is a trustee and over which he shares voting and dispositive power; 116,587 shares held by the E.F. Alessandrini Trust dtd 11/22/99, of which Mr. Alessandrini is a trustee and over which he shares voting and dispositive power and 116,587 shares held by the V. Alessandrini Trust dtd 11/22/99, of which Mr. Alessandrini is a trustee and over which he shares voting and dispositive power.

(3)
Represents 762,500 shares held by Mr. Engle individually and 531,428 shares issuable pursuant to options exercisable within 60 days of June 1, 2002. Does not include certain shares issuable upon exercise of options subject to accelerated vesting upon a change of control of Avanex or under certain circumstances following a change of control of Avanex. Includes shares currently subject to Avanex’s forfeiture right, which right will lapse to a certain extent upon a change of control of Avanex or under certain circumstances following a change of control of Avanex. See “The Merger—Interests of Certain Directors, Officers and Affiliates” on page 81.

(4)
Represents 615,107 shares held by Dr. Cao individually; 2,025,291 shares held by the Xiaofan Cao and Whitney Lu Family Trust u/a 10/19/00, of which Mr. Cao is a trustee and over which he shares voting and dispositive power; and 90,000 shares owned by his spouse. Does not include certain shares issuable upon exercise of options subject to accelerated vesting upon a change of control of Avanex or under certain circumstances following a change of control of Avanex. Includes shares currently subject to a right of repurchase by Avanex, which right will lapse to a certain extent under certain circumstances following a change of control of Avanex. See “The Merger—Interests of Certain Directors, Officers and Affiliates” on page 81. Dr. Cao will resign as a director, officer and employee of Avanex effective as of June 30, 2002.

(5)
Represents 687,900 shares held by Mr. Chao individually and 315,000 shares held by his spouse. Does not include certain shares issuable upon exercise of options subject to accelerated vesting upon a change of control of Avanex or under certain circumstances following a change of control of Avanex. Includes shares currently subject to a right of repurchase by Avanex, which right will lapse to a certain extent under certain circumstances following a change of control of Avanex. See “The Merger—Interests of Certain Directors, Officers and Affiliates” on page 81.

(6)
Represents 675,437 shares held by Mr. Jiang individually and 110,000 shares held by the E. W. Z. Jiang Trust u/i dtd 10/22/99, of which Mr. Jiang is a trustee and over which he shares voting and dispositive power. Does not include certain shares issuable upon exercise of options subject to accelerated vesting upon a change of control of Avanex or under certain circumstances following a change of control of Avanex. Includes shares currently subject to a right of repurchase by Avanex, which right will lapse to a certain extent under certain circumstances following a change of control of Avanex. See “The Merger—Interests of Certain Directors, Officers and Affiliates” on page 81.

(7)
Represents 168,750 shares held by Mr. Mao individually and 335,936 shares issuable pursuant to options exercisable within 60 days of June 1, 2002. Does not include certain shares issuable upon exercise of options subject to accelerated vesting upon a change of control of Avanex or under certain circumstances following a change of control of Avanex. See “The Merger—Interests of Certain Directors, Officers and Affiliates” on page 81.

(8)
Represents 728 shares held by Mr. Barbarossa individually and 155,783 shares issuable pursuant to options exercisable within 60 days of June 1, 2002. Does not include certain shares issuable upon exercise of options subject to accelerated vesting upon a change of control of Avanex or under certain circumstances following a change of control of Avanex. See “The Merger—Interests of Certain Directors, Officers and Affiliates” on page 81.

(9)
Represents 73,221 shares held by Ms. Quinn individually, 1,000 shares held by the M. N. Quinn Trust—2000 u/a dtd February 2, 2000 of which Ms. Quinn is a trustee and over which she shares voting and dispositive power and 13,750 shares issuable pursuant to options exercisable within 60 days of June 1, 2002. Does not include certain shares issuable upon exercise of options subject to accelerated vesting upon a change of control of Avanex or under certain circumstances following a change of control of Avanex. Includes shares currently subject to a right of repurchase by Avanex, which right will lapse to a certain extent under certain circumstances following a change of control of Avanex. See “The Merger—Interests of Certain Directors, Officers and Affiliates” on page 81.

(10)
Does not include certain shares issuable upon exercise of options subject to accelerated vesting upon a change of control of Avanex or under certain circumstances following a change of control of Avanex. See “The Merger—Interests of Certain Directors, Officers and Affiliates” on page 81.

(11)
Represents 40,000 shares held by Mr. Faggin individually, 1,200 shares held by his spouse and 10,000 shares issuable pursuant to options exercisable within 60 days of June 1, 2002. Does not include certain shares issuable upon exercise of options subject to accelerated vesting upon a change of control of Avanex. See “The Merger—Interests of Certain Directors, Officers and Affiliates” on page 81.

(12)
Represents 50,000 shares held by Mr. Smith individually, 1,200 shares held by his spouse and 10,000 shares issuable pursuant to options exercisable within 60 days of June 1, 2002. Does not include certain shares issuable upon exercise of options subject to accelerated vesting upon a change of control of Avanex. See “The Merger—Interests of Certain Directors, Officers and Affiliates” on page 81.

(13)
Represents 58,249 shares held by Mr. Brooks individually and 10,000 shares issuable pursuant to options exercisable within 60 days of June 1, 2002. Does not include certain shares issuable upon exercise of options subject to accelerated vesting upon a change of control of Avanex. See “The Merger—Interests of Certain Directors, Officers and Affiliates” on page 81.

(14)
Represents 1,292 shares held by Mr. Cerf individually and 35,833 shares issuable pursuant to options exercisable within 60 days of June 1, 2002. Does not include certain shares issuable upon exercise of options subject to accelerated vesting upon a change of control of Avanex. See “The Merger—Interests of Certain Directors, Officers and Affiliates” on page 81.

(15)
The number of shares includes 1,102,730 shares of common stock issuable upon the exercise of options exercisable within 60 days of June 1, 2002. Does not include certain shares issuable upon exercise of options subject to accelerated vesting upon a change of control of Avanex or under certain circumstances following a change of control of Avanex. Includes shares currently subject to a right of repurchase or forfeiture by Avanex, which rights will lapse to a certain extent under certain circumstances following a change of control of Avanex. See “The Merger—Interests of Certain Directors, Officers and Affiliates” on page 81.

PRINCIPAL STOCKHOLDERS OF OPLINK

The following table sets forth certain information with respect to the beneficial ownership of Oplink common stock as of June 1, 2002, the latest date on which information was available prior to the date of mailing of this proxy statement/prospectus, by (a) each person or entity who is known by Oplink to own more than 5% of its common stock, (b) each executive officer of Oplink, (c) each director of Oplink and (d) all executive officers and directors of Oplink as a group. Beneficial ownership is determined in accordance with the rules of the SEC. Percentages for each person are based on 164,826,982 shares outstanding as of June 1, 2002, plus the total number of outstanding options or warrants held by such person that are exercisable within 60 days of such date. Shares issuable upon exercise of outstanding options and warrants, however, are not deemed outstanding for purposes of computing the percentage ownership of any other person. David Spreng resigned from the Oplink Board of Directors effective as of May 14, 2002.

Unless otherwise indicated below, the address for each listed director and executive officer is c/o Oplink, 3469 North First Street, San Jose, California 95134.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Outstanding Shares
The InveStar Entities(1) Room 1201, 12 F, 333 Keelung Road Taipei, Taiwan	22,513,808	13.7%
Hui-Chuan and H.S. Liu(2) 8F, No. 9, Alley 43, Lane 311, Section 2, E. Ho Ping Rd. Taipei, Taiwan	12,533,336	7.6
Chao-Jung and Chen Hwa Chang(3) 6F, No. 7, Alley 43, Lane 311, Section 2, E. Ho Ping Rd. Taipei, Taiwan	14,081,000	8.5
Frederick R. Fromm(4)	1,976,940	1.2
Bruce Horn(5)	472,652	*
Christian Lepiane(6)	—	—
Wei-Zhong Li(7)	2,418,333	1.5
Zeynep Hakimoglu(8)	—	—
Kenneth Brizel(9)	336,875	*
Jingyu Xu(10)	671,936	*
Weiming Li(11)	682,082	*
Yanfeng Yang(12)	130,086	*
Joseph Y. Liu	6,486,250	3.9
Terence P. Brown(13)	—	—
Chieh Chang(14)	6,010,900	3.7
Herbert Chang(15)	23,024,933	13.9
Leonard J. LeBlanc(16)	108,812	*
All executive officers and directors as a group (14 persons)(17)	41,919,799	24.6

*	Represents less than one percent.

(1)
Represents 14,890,448 shares held by InveStar Burgeon Venture Capital, Inc., 3,648,896 shares held by InveStar Excelsus Venture Capital (Int’l), Inc., LDC, 2,574,464 shares held by Forefront Venture Partners, L.P., and 1,400,000 shares held by InveStar Dayspring Venture Capital, Inc. Mr. Chang has voting and dispositive power over the shares. Mr. Chang disclaims beneficial ownership of the shares held by the InveStar Entities, except to the extent of his pecuniary or partnership interests. Does not include certain shares issuable upon exercise of options subject to accelerated vesting upon a change of control of Oplink. See “The Merger—Interests of Certain Directors, Officers and Affiliates” on page 81.

(2)	Based on Schedule 13G filed by such beneficial owner with the SEC on February 9, 2001 and reflects stock held as of December 31, 2000.

(3)	Based on Schedule 13G filed by such beneficial owner with the SEC on February 9, 2001 and reflects stock held as of December 31, 2000.

(4)
Represents 1,975,000 shares issuable pursuant to options exercisable within 60 days of June 1, 2002 and 1,940 shares registered in the name of Mr. Fromm’s spouse. Does not include certain shares issuable upon exercise of options subject to accelerated vesting upon a change of control of Oplink. See “The Merger—Interests of Certain Directors, Officers and Affiliates” on page 81.

(5)
Represents 2,340 shares held by Mr. Horn individually and 470,312 shares issuable pursuant to options exercisable within 60 days of June 1, 2002. Does not include certain shares issuable upon exercise of options subject to acceleration under certain circumstances following a change of control of Oplink. See “The Merger—Interests of Certain Directors, Officers and Affiliates” on page 81.

(6)
Does not include certain shares issuable upon exercise of options subject to accelerated vesting upon a change of control of Oplink. See “The Merger—Interests of Certain Directors, Officers and Affiliates” on page 81.

(7)
Represents 1,223,333 shares issuable pursuant to options exercisable within 60 days of June 1, 2002 and 400,000 shares held by Li Relatives Partners, L.P., of which Mr. Li is general partner. Mr. Li disclaims beneficial ownership of the shares held by Li Relatives Partners, L.P., except to the extent of his pecuniary or partnership interests.

(8)
Does not include certain shares issuable upon exercise of options subject to accelerated vesting upon a change of control of Oplink. See “The Merger—Interests of Certain Directors, Officers and Affiliates” on page 81.

(9)
Represents 336,875 shares issuable pursuant to options exercisable within 60 days of June 1, 2002. Mr. Brizel has given notice of his intention to resign as an officer and employee of Oplink effective as of June 28, 2002.

(10)	Represents 96,662 shares held by Mr. Xu individually, 478,719 shares issuable pursuant to options exercisable within 60 days of June 1, 2002 and 96,555 shares held by his spouse.

(11)
Represents 153,333 shares held by Mr. Li individually, 128,749 shares issuable pursuant to options exercisable within 60 days of June 1, 2002 and 400,000 shares held by Li Relatives Partners, L.P., of which Mr. Li is a beneficial owner. Mr. Li disclaims beneficial ownership of the shares held by Li Relatives Partners, L.P., except to the extent of his pecuniary or partnership interests.

(12)	Represents 93,233 shares issuable pursuant to options exercisable within 60 days of June 1, 2002.

(13)	Terence P. Brown resigned from the Oplink Board of Directors effective as of June 12, 2002.

(14)
Represents 800,000 shares held by Mr. Chang individually, 31,500 shares issuable pursuant to options exercisable within 60 days of June 1, 2002 and 5,179,400 shares held in the Chieh and Lily Chang Trust, of which Mr. Chang is a trustee and over which he shares voting and dispositive power. Mr. Chang disclaims beneficial ownership of the shares held by the Chieh and Lily Chang Trust, except to the extent of his pecuniary interests. Does not include certain shares issuable upon exercise of options subject to accelerated vesting upon a change of control of Oplink. See “The Merger—Interests of Certain Directors, Officers and Affiliates” on page 81.

(15)
Represents 511,125 shares issuable pursuant to options exercisable within 60 days of June 1, 2002, 14,890,448 shares held by InveStar Burgeon Venture Capital, Inc., 3,648,896 shares held by InveStar Excelsus Venture Capital (Int’l), Inc., LDC, 2,574,464 shares held by Forefront Venture Partners, L.P., and 1,400,000 shares held by InveStar Dayspring Venture Capital, Inc. Mr. Chang has voting and dispositive power over the shares. Mr. Chang disclaims beneficial ownership of the shares held by the InveStar Entities, except to the extent of his pecuniary or partnership interests. Does not include certain shares issuable upon exercise of options subject to accelerated vesting upon a change of control of Oplink. See “The Merger—Interests of Certain Directors, Officers and Affiliates” on page 81.

(16)
Represents 107,812 shares issuable pursuant to options exercisable within 60 days of June 1, 2002 and 1,000 shares held by Mr. LeBlanc’s son. Does not include certain shares issuable upon exercise of options subject to accelerated vesting upon a change of control of Oplink. See “The Merger—Interests of Certain Directors, Officers and Affiliates” on page 81.

(17)
Includes 5,356,658 shares issuable pursuant to options exercisable within 60 days of June 1, 2002. The 400,000 shares held by the Li Relative Partners, L.P. and reported in the Principal Stockholders table for both Mr. Weiming Li and Mr. Wei-Zhong Li are only included once herein. Does not include certain shares issuable upon exercise of options subject to accelerated vesting upon a change of control of Oplink or under certain circumstances following a change of control of Oplink. See “The Merger—Interests of Certain Directors, Officers and Affiliates” on page 81.

EXPERTS

The consolidated financial statements and schedule of Avanex Corporation appearing in Avanex Corporation’s Annual Report on Form 10-K/A for the year ended June 30, 2001, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements and schedule are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The financial statements incorporated in this joint proxy statement/prospectus by reference to Oplink Communications Inc.’s Annual Report on Form 10-K for the year ended June 30, 2001, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

LEGAL MATTERS

The validity of the shares of Avanex common stock offered by this document and certain legal matters with respect to the material federal income tax consequences of the merger will be passed upon for Avanex by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California. Certain legal matters with respect to the material federal income tax consequences of the merger will be passed upon for Oplink by Cooley Godward LLP, Palo Alto, California.

WHERE YOU CAN FIND MORE INFORMATION

This document incorporates other reports by reference that are not presented in or delivered with this document.

Avanex and Oplink each file reports, proxy statements and other information with the Securities and Exchange Commission. Avanex and Oplink stockholders may read and copy any reports, proxy statements or other information filed by the companies at the Securities and Exchange Commission’s Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the Securities and Exchange Commission at (800) SEC-0330.

Copies of these materials can also be obtained by mail at prescribed rates from the Public Reference Section of the Securities and Exchange Commission, 450 Fifth Street, N.W., Washington, D.C. 20549 or by calling the SEC at (800) SEC-0330. The Securities and Exchange Commission maintains a website that contains reports, proxy statements and other information regarding Avanex and Oplink. The address of the Securities and Exchange Commission website is http://www.sec.gov.

Reports, proxy statements and other information regarding Avanex and Oplink may also be inspected at The National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006.

The Securities and Exchange Commission allows Avanex and Oplink to “incorporate by reference” information into this joint proxy statement/prospectus, which means that Avanex and Oplink can disclose important information to their stockholders by referring them to another document filed separately with the Securities and Exchange Commission. The documents incorporated by reference into this joint proxy statement/prospectus contain important information that you should read about Avanex and Oplink.

The following documents, which have been filed by Avanex with the Securities and Exchange Commission, are incorporated by reference into this document:

•	Avanex’s annual report on Form 10-K for the year ended June 30, 2001, filed with the SEC on September 17, 2001, as amended on Form 10K/A filed with the SEC on May 29, 2002;

•	Avanex’s registration statement on Form 8-A filed with the SEC on January 26, 2000;

•	Avanex’s registration statement on Form 8-A filed with the SEC on August 24, 2001, as amended on March 28, 2002;

•
all other reports filed under Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, since June 30, 2001, including (1) Avanex’s quarterly reports on Form 10-Q for the quarters ended September 30, 2001, December 31, 2001 and March 31, 2002, each as amended on Form 10-Q/A filed on May 29, 2002, and (2) Avanex’s current reports on Form 8-K filed with the SEC on April 24, 2002, March 22, 2002, January 24, 2002, October 23, 2001, August 6, 2001 and August 2, 2001; and

•	Avanex’s proxy statement for the 2001 annual meeting of stockholders, filed with the SEC on September 12, 2001.

The following documents, which have been filed by Oplink with the Securities and Exchange Commission, are incorporated by reference into this document:

•	Oplink’s annual report on Form 10-K for the year ended June 30, 2001, filed with the SEC on September 28, 2001;

•	Oplink’s registration statement on Form 8-A filed with the SEC on September 20, 2000;

•
all other reports filed under Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, since June 30, 2001, including (1) Oplink’s quarterly reports on Form 10-Q for the quarters ended September 30, 2001, December 31, 2001 and March 31, 2002 and (2) Oplink’s current reports on Form 8-K filed with the SEC on March 22, 2002 and August 3, 2001; and

•	Oplink’s proxy statement for the 2001 annual meeting of stockholders, filed with the SEC on October 5, 2001.

Avanex and Oplink also incorporate by reference into this joint proxy statement/prospectus all documents filed with the Securities and Exchange Commission by Avanex and Oplink pursuant to Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 from the date of this joint proxy statement/prospectus to the date of the Avanex and Oplink special meetings of stockholders. These documents include periodic reports, such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, as well as proxy statements.

Avanex has supplied all information contained or incorporated by reference in this joint proxy statement/ prospectus relating to Avanex and Oplink has supplied all information contained or incorporated by reference in this joint proxy statement/prospectus relating to Oplink.

You may have previously received some of the documents incorporated by reference in this joint proxy statement/prospectus, but you can obtain any of them through us, the Securities and Exchange Commission or the Securities and Exchange Commission’s Internet world wide web site as described above. Documents incorporated by reference are available from us without charge, excluding all exhibits, unless we have specifically incorporated by reference an exhibit in this joint proxy statement/prospectus. You may obtain documents incorporated by reference in this joint proxy statement/prospectus by requesting them in writing or by telephone from the appropriate company at the following addresses:

Avanex Corporation 40919 Encyclopedia Circle Fremont, California 95035 Tel: (510) 897-4188 Attn: Investor Relations	Oplink Communications, Inc. 3469 North First Street San Jose, California 95134 Tel: (408) 433-0606 Attn: Executive Assistant

If you would like to request documents from us, please do so by [            ], 2002 in order to receive them before your special meeting.

Any statement contained herein or in a document incorporated or deemed to be incorporated by reference into this document will be deemed to be modified or superseded for purposes of the document to the extent that a statement contained in this document or any other subsequently filed document that is deemed to be incorporated by reference into this document modifies or supersedes the statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this document.

Avanex has filed a registration statement under the Securities Act of 1933 with the Securities and Exchange Commission with respect to Avanex’s common stock to be issued to Oplink stockholders in the merger. This joint proxy statement/prospectus constitutes the prospectus of Avanex filed as part of the registration statement. This joint proxy statement/prospectus does not contain all of the information set forth in the registration statement because parts of the registration statement are omitted in accordance with the rules and regulations of the Securities and Exchange Commission. The registration statement and its exhibits are available for inspection and copying at the Securities and Exchange Commission’s offices as set forth above.

You should rely only on the information contained or incorporated by reference in this joint proxy statement/prospectus to vote on the issuance of Avanex common stock in connection with the merger or the approval and adoption of the merger agreement and approval of the merger. We have not authorized anyone to provide you with information that is different from what is contained in this joint proxy statement/prospectus. This joint proxy statement/prospectus is dated [            ], 2002. You should not assume that the information contained in this joint proxy statement/prospectus is accurate as of any date other than [            ], and neither the mailing of the joint proxy statement/prospectus to Avanex and Oplink stockholders nor the issuance of Avanex common stock in the merger shall create any implication to the contrary.

Information on Avanex’s Web Sites

Information on any Avanex Internet web site or the web site of any subsidiary of Avanex is not part of this document and you should not rely on that information in deciding whether to approve the share issuance, unless that information is also in this document or in a document that is incorporated by reference in this document.

Information on Oplink’s Web Sites

Information on any Oplink Internet web site or the web site of any subsidiary of Oplink is not part of this document and you should not rely on that information in deciding whether to approve and adopt the merger agreement and to approve the merger, unless that information is also in this document or in a document that is incorporated by reference in this document.

Annex A

AGREEMENT AND PLAN OF REORGANIZATION

AMONG

AVANEX CORPORATION,

PEARL ACQUISITION CORP.

AND

OPLINK COMMUNICATIONS, INC.

Dated as of March 18, 2002

i

(continued)

(continued)

INDEX OF EXHIBITS

Exhibit A	Oplink Stock Option Agreement

Exhibit B	Avanex Stock Option Agreement

Exhibit C	Avanex Voting Agreement

Exhibit D	Oplink Voting Agreement

Exhibit E	Oplink Affiliate Agreement

AGREEMENT AND PLAN OF REORGANIZATION

This AGREEMENT AND PLAN OF REORGANIZATION (the “Agreement”) is made and entered into as of March 18, 2002 among Avanex Corporation, a Delaware corporation (“Avanex”), Pearl Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of Avanex (“Merger Sub”), and Oplink Communications, Inc., a Delaware corporation (“Oplink”).

RECITALS

A.    Upon the terms and subject to the conditions of this Agreement and in accordance with the Delaware General Corporation Law (“Delaware Law”), Avanex and Oplink will enter into a business combination transaction pursuant to which Merger Sub will merge with and into Oplink (the “Merger”).

B.    The Board of Directors of Avanex (i) has determined that the Merger is fair to, and in the best interests of, Avanex and its stockholders, (ii) has approved this Agreement, the Merger and the other transactions contemplated by this Agreement and (iii) has approved and determined to recommend that the stockholders of Avanex vote to approve the issuance of shares of Avanex Common Stock (as defined below) to the stockholders of Oplink pursuant to the terms of this Agreement (the “Share Issuance”).

C.    The Board of Directors of Oplink (i) has determined that the Merger is advisable and fair to, and in the best interests of, Oplink and its stockholders, (ii) has approved this Agreement, the Merger and the other transactions contemplated by this Agreement and has deemed this Agreement advisable and (iii) has approved and determined to recommend the approval and adoption of this Agreement and the approval of the Merger to the stockholders of Oplink.

D.    Concurrently with the execution of this Agreement and as a condition and inducement to Avanex’s and Oplink’s willingness to enter into this Agreement, Oplink shall execute and deliver a Stock Option Agreement in favor of Avanex in substantially the form attached hereto as Exhibit A (the “Oplink Stock Option Agreement”), and Avanex shall execute and deliver a Stock Option Agreement in favor of Oplink in substantially the form attached hereto as Exhibit B (the “Avanex Stock Option Agreement” and together with the Oplink Stock Option Agreement, the “Option Agreements”).

E.    Concurrently with the execution of this Agreement and as a condition and inducement to Avanex’s and Oplink’s willingness to enter into this Agreement, Oplink and certain stockholders of Avanex are entering into voting agreements in substantially the form attached hereto as Exhibit C (the “Avanex Voting Agreements”), and Avanex and certain stockholders of Oplink are entering into voting agreements in substantially the form attached hereto as Exhibit D (the “Oplink Voting Agreements” and, collectively with the Avanex Voting Agreements, the “Voting Agreements”).

F.    The parties intend, by executing this Agreement, to adopt a plan of reorganization within the meaning of Section 368 of the Internal Revenue Code of 1986, as amended (the “Code”).

NOW, THEREFORE, in consideration of the covenants, promises and representations set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

ARTICLE I

THE MERGER

1.1    The Merger.    At the Effective Time (as defined in Section 1.2) and subject to and upon the terms and conditions of this Agreement and the applicable provisions of Delaware Law, Merger Sub shall be merged with and into Oplink, the separate corporate existence of Merger Sub shall cease and Oplink shall continue as the surviving corporation. Oplink as the surviving corporation after the Merger is hereinafter sometimes referred to as the “Surviving Corporation.”

1.2    Effective Time; Closing.    Subject to the provisions of this Agreement, the parties hereto shall cause the Merger to be consummated by filing a Certificate of Merger (the “Certificate of Merger”) with the Secretary of State of the State of Delaware in accordance with the relevant provisions of Delaware Law (the time of such filing with the Secretary of State of the State of Delaware (or such later time as may be agreed in writing by the parties and specified in the Certificate of Merger) being the “Effective Time”) as soon as practicable on or after the Closing Date (as herein defined). The closing of the Merger (the “Closing”) shall take place at the offices of Wilson Sonsini Goodrich & Rosati, Professional Corporation, located at 650 Page Mill Road, Palo Alto, California, at a time and date to be specified by the parties, which shall be no later than the second business day after the satisfaction or waiver of the conditions set forth in Article VI, or at such other time, date and location as the parties hereto agree in writing (the “Closing Date”).

1.3    Effect of the Merger.    At the Effective Time, the effect of the Merger shall be as provided in this Agreement and the applicable provisions of Delaware Law. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time all the property, rights, privileges, powers and franchises of Oplink and Merger Sub shall vest in the Surviving Corporation, and all debts, liabilities and duties of Oplink and Merger Sub shall become the debts, liabilities and duties of the Surviving Corporation.

1.4    Certificate of Incorporation; Bylaws.

(a)  At the Effective Time, the Certificate of Incorporation of the Surviving Corporation shall be amended and restated in its entirety to be identical to the Certificate of Incorporation of Merger Sub, as in effect immediately prior to the Effective Time, until thereafter amended in accordance with Delaware Law and as provided in such Certificate of Incorporation; provided, however, that at the Effective Time Article I of the Certificate of Incorporation shall be amended to read as follows: “The name of the corporation is Oplink Communications, Inc.”

(b)  At the Effective Time, the Bylaws of the Surviving Corporation shall be amended and restated in their entirety to be identical to the Bylaws of Merger Sub, as in effect immediately prior to the Effective Time, until thereafter amended in accordance with Delaware Law and as provided in such Bylaws.

1.5    Effect on Capital Stock.    Subject to the terms and conditions of this Agreement, at the Effective Time, by virtue of the Merger and without any action on the part of Merger Sub, Oplink or the holders of any of the following securities, the following shall occur:

(a)  Conversion of Oplink Common Stock.    Each share of Common Stock, $0.001 par value per share, of Oplink (the “Oplink Common Stock”), issued and outstanding immediately prior to the Effective Time (other than any shares of Oplink Common Stock to be canceled pursuant to Section 1.5 (c)), will be canceled and extinguished and automatically converted (subject to Sections 1.5 (f) and 1.5 (g)) into .405344 (the “Exchange Ratio”) of a share of Common Stock, par value $0.001 per share, of Avanex (the “Avanex Common Stock”) at the Effective Time.

(b)  If any shares of Oplink Common Stock outstanding immediately prior to the Effective Time are unvested or are subject to a repurchase option, risk of forfeiture or other condition under any applicable restricted stock purchase agreement or other agreement with Oplink, then the shares of Avanex Common Stock issued in exchange for such shares of Oplink Common Stock will also be unvested and subject to the same repurchase option, risk of forfeiture or other condition, and the certificates representing such shares of Avanex Common Stock may accordingly be marked with appropriate legends. Oplink shall take all action that may be necessary to ensure that, from and after the Effective Time, the Surviving Corporation is entitled to exercise any such repurchase option or other right set forth in any such restricted stock purchase agreement or other agreement.

(c)  Cancellation of Treasury and Avanex-Owned Stock.    Each share of Oplink Common Stock held by Oplink, Merger Sub or Avanex, or any direct or indirect wholly owned subsidiary of Oplink or Avanex, immediately prior to the Effective Time shall be canceled and extinguished without any conversion thereof.

(d)  Stock Options; Employee Stock Purchase Plan.    At the Effective Time, all options to purchase Oplink Common Stock then outstanding (the “Oplink Options”) under Oplink’s 1995 Stock Plan, 1998 Stock Plan and 2000 Equity Incentive Plan (collectively, the “Oplink Stock Option Plans”) shall be assumed by Avanex in accordance with Section 5.9 hereof. Rights outstanding under Oplink’s 2000 Employee Stock Purchase Plan shall be treated as set forth in Section 5.9 hereof.

(e)  Capital Stock of Merger Sub.    Each share of Common Stock, $0.001 par value per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and exchanged for one validly issued, fully paid and nonassessable share of Common Stock, $0.001 par value, of the Surviving Corporation. Each stock certificate of Merger Sub evidencing ownership of any such shares shall, as of the Effective Time, evidence ownership of such shares of Common Stock of the Surviving Corporation.

(f)  Adjustments to Exchange Ratio.    The Exchange Ratio shall be adjusted to reflect fully the appropriate effect of any stock split, reverse stock split, stock dividend (including any dividend or distribution of securities convertible into, or exercisable for, Avanex Common Stock or Oplink Common Stock), extraordinary cash dividend, reorganization, recapitalization, reclassification, combination, exchange of shares or other like change with respect to Avanex Common Stock or Oplink Common Stock occurring or having a record date on or after the date hereof and prior to the Effective Time.

(g)  Fractional Shares.    No fraction of a share of Avanex Common Stock will be issued by virtue of the Merger, but in lieu thereof, each holder of shares of Oplink Common Stock who would otherwise be entitled to receive a fraction of a share of Avanex Common Stock (after aggregating all fractional shares of Avanex Common Stock to be received by such holder) shall receive from Avanex an amount of cash (rounded to the nearest whole cent), without interest, equal to the product of (i) such fraction, multiplied by (ii) the average of the closing prices of one share of Avanex Common Stock for the five (5) most recent days that Avanex Common Stock has traded ending on the full trading day immediately prior to the Effective Time, as reported on the Nasdaq National Market System (“Nasdaq”).

1.6    Surrender of Certificates

(a)  Exchange Agent.    Prior to the Effective Time, Avanex shall select an institution reasonably satisfactory to Oplink to act as the exchange agent (the “Exchange Agent”) in the Merger.

(b)  Avanex to Provide Common Stock.    Promptly after the Effective Time, Avanex shall make available to the Exchange Agent for exchange in accordance with this Article I, (i) certificates representing the shares of Avanex Common Stock issuable pursuant to Section 1.5(a) in exchange for outstanding shares of Oplink Common Stock, (ii) cash in an amount sufficient for payment in lieu of fractional shares pursuant to Section 1.5(g) and (iii) any dividends or distributions to which holders of shares of Oplink Common Stock may be entitled pursuant to Section 1.6(d).

(c)  Exchange Procedures.    Promptly after the Effective Time, Avanex shall cause the Exchange Agent to mail to each holder of record (as of the Effective Time) of a certificate or certificates (the “Certificates”) that immediately prior to the Effective Time represented outstanding shares of Oplink Common Stock whose shares were converted into shares of Avanex Common Stock pursuant to Section 1.5, cash in lieu of any fractional shares pursuant to Section 1.5(g) and any dividends or other distributions pursuant to Section 1.6(d), (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Exchange Agent and shall be in such form and have such other provisions as Avanex may reasonably specify), (ii) instructions for use in effecting the surrender of the Certificates in exchange for certificates representing whole shares of Avanex Common Stock, cash in lieu of any fractional shares pursuant to Section 1.5(g) and any dividends or other distributions pursuant to Section 1.6(d), and (iii) such other documents as may reasonably be required by the Exchange Agent. Upon surrender of Certificates for cancellation to the Exchange Agent or to such other agent or agents as may be appointed by Avanex, together with such letter of transmittal, duly completed and validly executed in accordance with the instructions thereto and such other documents as may reasonably be required by the Exchange Agent, each holder of a Certificate shall be entitled to receive in exchange therefor certificates representing the number of whole shares of Avanex Common Stock (after taking into account all Certificates surrendered by such holder) to which such holder is entitled pursuant to Section 1.5(a) (which shall be in uncertificated book entry form unless a physical certificate is requested or is otherwise required by applicable law rule or regulation), payment in lieu of fractional shares which such holder has the right to receive pursuant to Section 1.5(g) and any dividends or distributions payable pursuant to Section 1.6(d), and the Certificates so surrendered shall forthwith be canceled. Until so surrendered, outstanding Certificates will be deemed from and after the Effective Time, for all corporate purposes, to evidence the ownership of, the number of whole shares of Avanex Common Stock issuable pursuant to Section 1.5(a), and the right to receive an amount of cash in lieu of the issuance of any fractional shares in accordance with Section 1.5(g) and any dividends or distributions payable pursuant to Section 1.6(d).

(d)  Distributions With Respect to Unexchanged Shares.    No dividends or other distributions declared or made after the date of this Agreement with respect to Avanex Common Stock with a record date after the Effective Time and no payment in lieu of fractional shares pursuant to Section 1.5(g) will be paid to the holder of any unsurrendered Certificate with respect to the shares of Avanex Common Stock issuable pursuant to Section 1.5, until the holder of record of such Certificate shall surrender such Certificate. Subject to applicable law, following surrender of any such Certificates, the Exchange Agent or any other agent designated by Avanex shall deliver to the holders thereof, without interest, (i) promptly after such surrender, the number of whole shares of Avanex Common Stock issued in exchange therefor along with payment in lieu of fractional shares pursuant to Section 1.5(g) and the amount of any such dividends or other distributions with a record date after the Effective Time and theretofore paid with respect to such whole shares of Avanex Common Stock and (ii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time and a payment date subsequent to such surrender payable with respect to such whole shares of Avanex Common Stock.

(e)  Transfers of Ownership.    If certificates for shares of Avanex Common Stock are to be issued in a name other than that in which the Certificates surrendered in exchange therefor are registered, it will be a condition of the issuance thereof that the Certificates so surrendered will be properly endorsed and otherwise in proper form for transfer and that the persons requesting such exchange will have paid to Avanex or any agent designated by it any transfer or other taxes required by reason of the issuance of certificates for shares of Avanex Common Stock in any name other than that of the registered holders of the Certificates surrendered, or established to the reasonable satisfaction of Avanex or any agent designated by it that such tax has been paid or is not payable.

(f)  Required Withholding.    Each of Avanex, the Exchange Agent and the Surviving Corporation shall be entitled to deduct and withhold from any consideration payable or otherwise deliverable pursuant to this Agreement to any former holder of Oplink Common Stock such amounts as may be required to be deducted or withheld therefrom under the Code and the rules and regulations promulgated thereunder, or under any provision of state, local or foreign tax law or under any other applicable legal requirement. To the extent such amounts are so deducted or withheld, the amount of such consideration shall be treated for all purposes under this Agreement as having been paid to the person to whom such consideration would otherwise have been paid.

(g)  No Liability.    Notwithstanding anything to the contrary in this Section 1.6, none of the Exchange Agent, the Surviving Corporation or any party hereto shall be liable to a holder of shares of Avanex Common Stock or Oplink Common Stock for any amount properly paid to a public official pursuant to any applicable abandoned property, escheat or similar law.

1.7    No Further Ownership Rights in Oplink Common Stock.    All shares of Avanex Common Stock issued in accordance with the terms hereof (including any cash paid in respect thereof pursuant to Section 1.5(g) and 1.6(d)) shall be deemed to have been issued in full satisfaction of all rights pertaining to such shares of Oplink Common Stock, and there shall be no further registration of transfers on the records of the Surviving Corporation of shares of Oplink Common Stock that were outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates are presented to the Surviving Corporation for any reason, they shall be canceled and exchanged as provided in this Article I.

1.8    Lost, Stolen or Destroyed Certificates.    In the event that any Certificates shall have been lost, stolen or destroyed, the Exchange Agent shall issue and pay in exchange for such lost, stolen or destroyed Certificates, upon the making of an affidavit of that fact by the holder thereof, such shares of Avanex Common Stock to which such holder is entitled pursuant to Section 1.5(a), cash for fractional shares, if any, as may be required pursuant to Section 1.5(g) and any dividends or distributions payable pursuant to Section 1.6(d); provided, however, that Avanex may, in its discretion and as a condition precedent to the issuance and payment thereof, require the owner of such lost, stolen or destroyed Certificates to deliver a bond in such sum as it may reasonably direct as indemnity against any claim that may be made against Avanex, Oplink or the Exchange Agent with respect to the Certificates alleged to have been lost, stolen or destroyed.

1.9    Tax Consequences.    It is intended by the parties hereto that the Merger shall constitute a reorganization within the meaning of Section 368 of the Code. The parties hereto adopt this Agreement as a “plan of reorganization” within the meaning of Sections 1.368-2(g) and 1.368-3(a) of the United States Income Tax Regulations promulgated under the Code (the “Treasury Regulations”).

1.10    Taking of Necessary Action; Further Action.    If, at any time after the Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement and to vest the Surviving Corporation with full right, title and possession to all assets, property, rights, privileges, powers and franchises of Oplink and Merger Sub, the officers and directors of Oplink and Merger Sub will take all such lawful and necessary action.

ARTICLE II

REPRESENTATIONS AND WARRANTIES OF OPLINK

Oplink represents and warrants to Avanex and Merger Sub, subject to such exceptions as are disclosed in writing in the disclosure letter supplied by Oplink to Avanex, dated as of the date hereof and certified by a duly authorized officer of Oplink (the “Oplink Disclosure Letter”), which disclosure shall provide an exception to or otherwise qualify the representations and warranties of Oplink contained in the section of this Agreement corresponding by number to such disclosure and the other representations and warranties herein to the extent such disclosure is readily apparent on its face to be applicable to such other representations or warranties, as follows:

2.1    Organization of Oplink

(a)  Oplink and each of its subsidiaries is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation; has the corporate power and authority to own, lease and operate its assets and property and to carry on its business as now being conducted and as proposed to be conducted; and is duly qualified to do business and in good standing as a foreign corporation in each jurisdiction in which the failure to be so qualified, individually or in the aggregate, would have a Material Adverse Effect (as defined in Section 8.3) on Oplink.

(b)  Oplink has delivered to Avanex a true and complete list of all of Oplink’s subsidiaries, indicating the jurisdiction of incorporation of each subsidiary and Oplink’s equity interest therein.

(c)  Oplink has delivered or made available to Avanex a true and correct copy of the Certificate of Incorporation and Bylaws of Oplink and similar governing instruments of each of its material subsidiaries, each as amended to date, and each such instrument is in full force and effect. Neither Oplink nor any of its subsidiaries is in violation of any of the provisions of its Certificate of Incorporation or Bylaws or equivalent governing instruments.

(d)  Oplink has timely paid in its capital contribution to the registered capital of each of Shanghai Oplink Communications Co., Ltd., Zhuhai FTZ Oplink Communications, Inc., Zhuhai Oplink Communications Technology, Ltd., Zhuhai FTZ Telelight Communications, Inc., Beijing Oplink Communications, Inc. and Chengdu Oplink Communications, Inc. (each, a “PRC Subsidiary” and collectively, the “PRC Subsidiaries”) as such capital contributions have become due. The People’s Republic of China is defined herein as the “PRC.”

2.2    Oplink Capital Structure.    The authorized capital stock of Oplink consists of (i) 400,000,000 shares of Oplink Common Stock, par value $0.001 per share, and (ii) 20,000,000 shares of Preferred Stock, par value $0.001 per share. As of the close of business on March 15, 2002, 163,927,229 shares of Oplink Common Stock were issued and outstanding. As of the date hereof, no shares of Oplink Preferred Stock were issued or outstanding. As of March 15, 2002, Oplink had reserved an aggregate of 35,796,028 shares of Oplink Common Stock for issuance pursuant to the Oplink Stock Option Plans, under which options to purchase 29,346,497 shares were outstanding, and 13,076,769 shares of Oplink Common Stock were available for issuance pursuant to the Oplink 2000 Employee Stock Purchase Plan. Except as set forth in the immediately preceding sentence, no shares of capital stock or other equity securities of Oplink are issued, reserved for issuance or outstanding except as set forth in the Oplink Financials and except for rights issuable pursuant to the Oplink Rights Agreement (as defined in Section 2.22) or any other right issued in substitution thereof (the “OplinkRights”). Under the Oplink Rights Agreement, until the distribution date, (i) the Oplink Rights will be evidenced by the certificates for Oplink Common Stock registered in the names of the holders thereof (which certificates shall also be deemed to be certificates for the Oplink Rights (the “Oplink Rights Certificates”) and not by separate Oplink Rights Certificates and (ii) the right to receive Oplink Rights Certificates will be transferable only in connection with the transfer of Oplink Common Stock. All of the outstanding shares of Oplink’s capital stock have been duly authorized and validly issued and are fully paid and nonassessable. All shares of Oplink Common Stock subject to issuance as aforesaid, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, shall be duly authorized, validly issued, fully paid and nonassessable.

Section 2.2 of the Oplink Disclosure Letter sets forth for each outstanding Oplink Option as of the date hereof, (i) the name and location of the holder of such Oplink Option, (ii) the Oplink Stock Option Plan pursuant to which such option was issued, (iii) the number of shares of Oplink Common Stock issuable upon the exercise of such Oplink Option, (v) the exercise price of such Oplink Option, (vi) the date on which such Oplink Option was granted, (vii) the applicable vesting schedule for such Oplink Option, and (viii) the date on which such Oplink Option expires.

2.3    Obligations With Respect to Capital Stock.    As of the date hereof, except as set forth in Section 2.2, there are no equity securities, partnership interests or similar ownership interests of any class of Oplink, or any securities exchangeable or convertible into or exercisable for such equity securities, partnership interests or similar ownership interests issued, reserved for issuance or outstanding. As of the date hereof, except for securities Oplink owns, directly or indirectly through one or more subsidiaries, there are no equity securities, partnership interests or similar ownership interests of any class of any subsidiary of Oplink, or any security exchangeable or convertible into or exercisable for such equity securities, partnership interests or similar ownership interests issued, reserved for issuance or outstanding. As of the date hereof, except as set forth in Section 2.2, and other than the rights to purchase shares of Oplink Company Stock pursuant to offer letters for prospective employees of Oplink in the ordinary course of business and consistent with past practice set forth in Section 2.3 of the Oplink Disclosure Letter, there are no options, warrants, equity securities, partnership interests or similar ownership interests, calls, rights (including preemptive rights), commitments or agreements of any character to which Oplink or any of its subsidiaries is a party or by which it is bound obligating Oplink or any of its subsidiaries to issue, deliver or sell, or cause to be issued, delivered or sold, or repurchase, redeem or otherwise acquire, or cause the repurchase, redemption or acquisition, of any shares of capital stock of Oplink or any of its subsidiaries or obligating Oplink or any of its subsidiaries to grant, extend, accelerate the vesting of or enter into any such option, warrant, equity security, partnership interest or similar ownership interest, call, right, commitment or agreement. Except for the Oplink Voting Agreements and Oplink Stock Option Agreement, there are no registration rights and, to the Knowledge of Oplink there are no voting trusts, proxies or other agreements or understandings with respect to the registration or voting of any equity security of any class of Oplink or with respect to the registration or voting of any equity security, partnership interest or similar ownership interest of any class of any of its subsidiaries.

2.4    Authority

(a)  Oplink has all requisite corporate power and authority to enter into this Agreement and the Option Agreements and to consummate the transactions contemplated hereby and thereby. The execution and delivery of this Agreement and the Option Agreements and the consummation of the transactions contemplated hereby and thereby have been duly authorized by all necessary corporate action on the part of Oplink, subject only to the approval and adoption of this Agreement and the approval of the Merger by Oplink’s stockholders and the filing and recordation of the Certificate of Merger pursuant to Delaware Law. This Agreement and the Option Agreements have been duly executed and delivered by Oplink and, assuming the due authorization, execution and delivery by Avanex and Merger Sub, constitute the valid and binding obligations of Oplink, enforceable in accordance with their terms, except as enforceability may be limited by bankruptcy and other similar laws and general principles of equity. The execution and delivery of this Agreement and the Option Agreements by Oplink do not, and the performance of this Agreement and the Option Agreements by Oplink will not, (i) conflict with or violate the Certificate of Incorporation or Bylaws of Oplink or the equivalent organizational documents of any of its subsidiaries, (ii) subject to obtaining the approval and adoption of this Agreement and the approval of the Merger by Oplink’s stockholders as contemplated in Section 5.2 (the “Oplink Stockholder Approval”) and compliance with the requirements set forth in Section 2.4(b) below, conflict with or violate any law, rule, regulation, order, judgment or decree (each a “Legal Requirement”) applicable to Oplink or any of its subsidiaries or by which its or any of their respective properties is bound or affected, or (iii) result in any breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or impair Oplink’s rights or alter the rights or obligations of Oplink or any third party under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a lien or encumbrance on any of the properties, including any leased real property, or assets of Oplink or any of its subsidiaries pursuant to, any Oplink Contract (as defined in Section 2.15). The Oplink Disclosure Letter lists all consents, waivers and approvals under any of Oplink’s or any of its subsidiaries’ agreements, contracts, licenses or leases required to be obtained in connection with the consummation of the transactions contemplated hereby, which, if not obtained, would have a Material Adverse Effect on Oplink or the Surviving Corporation or have a material adverse effect on the ability of the parties to consummate the Merger.

(b)  No consent, approval, order or authorization of, or registration, declaration or filing with any court, administrative agency or commission or other governmental authority or instrumentality (“Governmental

Entity”) is required by or with respect to Oplink in connection with the execution and delivery of this Agreement and the Option Agreements or the consummation of the transactions contemplated hereby and thereby, except for (i) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, (ii) the filing of the Joint Proxy Statement/Prospectus (as defined in Section 2.17) with the SEC in accordance with the Securities Exchange Act of 1934, as amended (the “Exchange Act”), to be included in the Form S-4 Registration Statement (the “Registration Statement”) to be filed by Avanex with the Securities and Exchange Commission (“SEC”) in accordance with the Securities Act of 1933, as amended (the “Securities Act”), and the effectiveness of the Registration Statement, (iii) such consents, approvals, orders, authorizations, registrations, declarations and filings as may be required under applicable federal and state securities laws and the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”) and the comparable laws of any foreign country reasonably determined by the parties to be required and (iv) such other consents, authorizations, filings, approvals and registrations which, if not obtained or made, would not be material to Oplink or Avanex or have a material adverse effect on the ability of the parties to consummate the Merger. The consents, approvals, orders, authorizations, registrations, declarations and filings set forth in (i) through (iii) are referred to herein as the “Necessary Consents”.

2.5    SEC Filings; Oplink Financial Statements.

(a)  Oplink has filed all forms, reports and documents required to be filed by Oplink with the SEC since October 5, 2000, and has made available to Avanex such forms, reports and documents in the form filed with the SEC. All such required forms, reports and documents (including those that Oplink may file subsequent to the date hereof) are referred to herein as the “Oplink SEC Reports.” As of their respective dates, the Oplink SEC Reports (i) were prepared in accordance with the requirements of the Securities Act or the Exchange Act, as the case may be, and the rules and regulations of the SEC thereunder applicable to such Oplink SEC Reports, and (ii) did not at the time they were filed (or if amended or superseded by a filing before the date of this Agreement, then on the date of such filing) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. None of Oplink’s subsidiaries is required to file any forms, reports or other documents with the SEC.

(b)  Each of the consolidated financial statements (including, in each case, any related notes thereto) contained in the Oplink SEC Reports (the “Oplink Financials”), including any Oplink SEC Reports filed after the date hereof until the Closing, (i) complied as to form in all material respects with the published rules and regulations of the SEC with respect thereto, (ii) was prepared in accordance with generally accepted accounting principles (“GAAP”) applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto or, in the case of unaudited interim financial statements, as may be permitted by the SEC on Form 10-Q under the Exchange Act) and (iii) fairly presented the consolidated financial position of Oplink and its subsidiaries at the respective dates thereof and the consolidated results of its operations and cash flows for the periods indicated, except that the unaudited interim financial statements were or are subject to normal and recurring year-end adjustments which were not, or are not expected to be, material in amount. The balance sheet of Oplink contained in the Oplink SEC Reports as of December 31, 2001 is hereinafter referred to as the “Oplink Balance Sheet.” Except as disclosed in the Oplink Financials, neither Oplink nor any of its subsidiaries has any liabilities (absolute, accrued, contingent or otherwise) of a nature required to be disclosed on a balance sheet or in the related notes to the consolidated financial statements prepared in accordance with GAAP which are, individually or in the aggregate, material to the business, results of operations or financial condition of Oplink and its subsidiaries taken as a whole, except liabilities incurred since the date of the Oplink Balance Sheet in the ordinary course of business consistent with past practices.

(c)  Oplink has heretofore furnished to Avanex a complete and correct copy of any amendments or modifications that have not yet been filed with the SEC but that are required to be filed, to agreements, documents or other instruments that previously had been filed by Oplink with the SEC pursuant to the Securities Act or the Exchange Act.

2.6    Absence of Certain Changes or Events.    Since the date of the Oplink Balance Sheet, there has not been: (i) any Material Adverse Effect on Oplink, (ii) any change by Oplink in its accounting methods, principles or practices, except as required by concurrent changes in GAAP or the rules and regulations promulgated by the SEC, (iii) any revaluation by Oplink of any of its assets, including, without limitation, writing down the value of capitalized inventory or writing off notes or accounts receivable other than in the ordinary course of business, or (iv) any split, combination or reclassification of any of Oplink’s or any of its subsidiaries’ capital stock.

2.7    Taxes

(a)  Definition of Taxes.    For the purposes of this Agreement, “Tax” or “Taxes” refers to any and all federal, state, local and foreign taxes, assessments and other governmental charges, duties, impositions and liabilities, including taxes based upon or measured by gross receipts, income, profits, sales, use and occupation, and value added, ad valorem, transfer, franchise, withholding, payroll, recapture, employment, excise and property taxes, together with all interest, penalties and additions imposed with respect to such amounts.

(b)  Tax Returns and Audits.

(i)  Oplink and each of its subsidiaries have timely filed all material federal, state, local and foreign returns, estimates, information statements and reports (“Returns”) relating to Taxes required to be filed by Oplink and each of its subsidiaries with any Tax authority. Such Returns are true and correct in all material respects and have been completed in accordance with applicable law. Oplink and each of its subsidiaries have paid all Taxes shown to be due on such Returns.

(ii)  Oplink and each of its subsidiaries as of the Effective Time will have withheld with respect to its employees (and timely paid over to the appropriate Taxing authority) all federal and state income taxes, Taxes pursuant to the Federal Insurance Contribution Act (“FICA”) and the Federal Unemployment Tax Act (“FUTA”) and other Taxes required to be withheld, except such Taxes that are not material to Oplink.

(iii)  Neither Oplink nor any of its subsidiaries has been delinquent in the payment of any material Tax nor is there any material Tax deficiency or adjustment outstanding, proposed or assessed against Oplink or any of its subsidiaries, nor has Oplink or any of its subsidiaries executed any unexpired waiver of any statute of limitations on or extending the period for the assessment or collection of any material Tax.

(iv)  No audit or other examination of any material Return of Oplink or any of its subsidiaries by any Tax authority is presently in progress, nor has Oplink or any of its subsidiaries been notified in writing of any request for such an audit or other examination.

(v)  Neither Oplink nor any of its subsidiaries had, as of December 31, 2001, any liability for any material unpaid Taxes that has not been accrued or reserved against on the Oplink Balance Sheet in accordance with GAAP, whether asserted or unasserted, contingent or otherwise. Since December 31, 2001, neither Oplink nor any of its subsidiaries has incurred any liability for any material Taxes other than in the ordinary course of business.

(vi)  There is no contract, agreement, plan or arrangement to which Oplink or any of its subsidiaries is a party as of the date of this Agreement, including but not limited to the provisions of this Agreement, covering any employee or former employee of Oplink or any of its subsidiaries that, individually or collectively, would reasonably be expected to give rise to the payment of any amount in excess of $250,000 that would not be deductible pursuant to Sections 404 or 162(m) of the Code. There is no contract, agreement, plan or arrangement to which Oplink is a party or by which it is bound to compensate any individual for excise taxes paid pursuant to Section 4999 of the Code.

(vii)  Neither Oplink nor any of its subsidiaries has filed any consent agreement under Section 341(f) of the Code or agreed to have Section 341(f)(2) of the Code apply to any disposition of a subsection (f) asset (as defined in Section 341(f)(4) of the Code) owned by Oplink or any of its subsidiaries.

(viii)  Neither Oplink nor any of its subsidiaries (a) is party to or has any obligation under any Tax sharing, indemnity or allocation agreement or arrangement, (b) has ever been a member of an affiliated group (within the meaning of Code §1504(a)) filing a consolidated federal income Tax Return (other than a group the common parent of which was Oplink), or (c) has any liability for the Taxes of any person (other than Oplink or any of its subsidiaries) under Treas. Reg. § 1.1502-6 (or any similar provision of state, local or foreign law), as a transferee or successor, by contract, or otherwise.

(ix)  Neither Oplink nor any of its subsidiaries has constituted either a “distributing corporation” or a “controlled corporation” in a distribution of stock intended to qualify for tax-free treatment under Section 355 of the Code (x) in the two years prior to the date of this Agreement or (y) in a distribution which could otherwise constitute part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) in conjunction with the Merger.

2.8     Oplink Intellectual Property.     For the purposes of this Agreement, the following terms have the following definitions:

“Intellectual Property” shall mean any or all of the following and all rights in, arising out of, or associated therewith: (i) all United States, international and foreign patents and applications therefor and all reissues, divisions, renewals, extensions, provisionals, continuations and continuations-in-part thereof (“Patents”); (ii) all inventions (whether patentable or not), invention disclosures, improvements, trade secrets, proprietary information, know how, technology, technical data and customer lists, and all documentation relating to any of the foregoing; (iii) all copyrights, copyrights registrations and applications therefor, and all other rights corresponding thereto throughout the world (“Copyrights”); (iv) all industrial designs and any registrations and applications therefor throughout the world; (v) all trade names, logos, common law trademarks and service marks, trademark and service mark registrations and applications therefor and all goodwill associated therewith throughout the world (“Trademarks”); (vi) all databases and data collections and all rights therein throughout the world; (vii) all moral and economic rights of authors and inventors, however denominated, throughout the world, and (viii) any similar or equivalent rights to any of the foregoing anywhere in the world.

“Oplink Intellectual Property” shall mean any Intellectual Property that is owned by, or exclusively licensed to, Oplink or any of its subsidiaries.

“Registered Intellectual Property” means all United States, international and foreign: (i) Patents and Patent applications (including provisional applications); (ii) registered Trademarks, applications to register Trademarks, intent-to-use applications, or other registrations or applications related to Trademarks; (iii) registered Copyrights and applications for Copyright registration; and (iv) any other Intellectual Property that is the subject of an application, certificate, filing, registration or other document issued, filed with, or recorded by any state, government or other public legal authority.

“Oplink Registered Intellectual Property” means all of the Registered Intellectual Property owned by, or filed in the name of, Oplink or any of its subsidiaries.

(a)  Except with respect to Oplink Registered Intellectual Property that Oplink intentionally abandoned and/or is no longer used by or intended to be used by Oplink, Section 2.8(a) of the Oplink Disclosure Letter lists all Registered Intellectual Property owned by, filed in the name of, or applied for by Oplink or any of its subsidiaries, and lists any proceedings or actions before any court, tribunal (including the United States Patent and Trademark Office or equivalent authority anywhere in the world) related to Oplink Registered Intellectual Property.

(b)  To the Knowledge of Oplink, no Oplink Intellectual Property or product or service of Oplink or any of its subsidiaries is subject to any proceeding or outstanding decree, order, judgment, contract, license, agreement, or stipulation restricting in any manner the use, transfer, or licensing thereof by Oplink or any of its subsidiaries in a manner that would reasonably be expected to have a Material Adverse Effect, or that may affect the validity, use or enforceability of such Oplink Intellectual Property in a manner that would reasonably be expected to have a Material Adverse Effect.

(c)  Except with respect to Oplink Registered Intellectual Property that Oplink intentionally abandoned and/or is no longer used by or intended to be used by Oplink as set forth in Section 2.8(c) of the Oplink Disclosure Letter, each material item of Oplink Registered Intellectual Property is valid and subsisting, all necessary registration, maintenance and renewal fees currently due in connection with such Oplink Registered Intellectual Property have been made and all necessary documents, recordations and certificates in connection with such Oplink Registered Intellectual Property have been filed with the relevant Patent, Copyright, Trademark or other authorities in the United States or foreign jurisdictions, as the case may be, for the purposes of maintaining such Oplink Registered Intellectual Property.

(d)  Other than inbound “shrink-wrap” and similar publicly available commercial binary code end-user licenses, Section 2.8(d) of the Oplink Disclosure Letter lists all material contracts, licenses and agreements to which Oplink and any of its subsidiaries is a party (i) with respect to any Oplink Intellectual Property licensed or transferred to any third party, or placed into escrow with any third party; or (ii) pursuant to which a third party has licensed or transferred any material Intellectual Property to Oplink or any of its subsidiaries.

(e)  Oplink owns and has good and exclusive title to, or has licensed (sufficient for the conduct of its business as currently conducted and as presently proposed to be conducted), each material item of Oplink Intellectual Property or other Intellectual Property used by Oplink free and clear of any lien or encumbrance (excluding licenses and related restrictions and any lien for current taxes not yet due and payable; provided, however, that claims of infringement or misappropriation of Oplink Intellectual Property shall not be deemed liens or encumbrances for the purpose of this Section 2.8(e)); and Oplink is the owner of all Trademarks listed in Section 2.8(a) of the Oplink Disclosure Letter used in connection with the operation or conduct of the business of Oplink and its subsidiaries, including the sale of any products or the provision of any services by Oplink and its subsidiaries.

(f)  Oplink owns exclusively, and has good title to, all copyrighted works that are Oplink products or that Oplink or any of its subsidiaries otherwise expressly purports to own, including any documentation related to such products.

(g)  To the extent that any material Oplink Intellectual Property has been developed or created by a third party for Oplink or any of its subsidiaries, Oplink has a written agreement with such third party with respect thereto and pursuant to which Oplink either (i) has obtained ownership of, and is the exclusive owner of all of that third party’s rights in such Intellectual Property, or (ii) has obtained a license (sufficient for the conduct of its business as currently conducted and as proposed to be conducted) to all such third party’s Intellectual Property in such work, material or invention by operation of law or by valid assignment.

(h)  Neither Oplink nor any of its subsidiaries has transferred ownership of, or granted any exclusive license with respect to, any Intellectual Property that is or was material Oplink Intellectual Property owned by Oplink or any of its subsidiaries, to any third party or has permitted rights in material Oplink Intellectual Property owned by Oplink to lapse or enter the public domain (except to the extent that Oplink intentionally permitted such rights to lapse or become public and/or is no longer used by or intended to be used by Oplink or its subsidiaries).

(i)  To the Knowledge of Oplink, all material contracts, licenses and agreements relating to Oplink Intellectual Property are in full force and effect (“Oplink Material IP Agreements”). Except as set forth in Section 2.8(i) of the Oplink Disclosure Letter, to the Knowledge of Oplink, the consummation of the transactions contemplated by this Agreement will neither violate nor result in the breach, modification, cancellation, termination or suspension of such Oplink Material IP Agreements, nor will the consummation of the transactions contemplated by this Agreement result in the release from any escrow of any Oplink Intellectual Property. Oplink and each of its subsidiaries is in material compliance with, and has not materially breached any term of any such Oplink Material IP Agreements, and, to the Knowledge of Oplink, all other parties to such Oplink Material IP Agreements are in compliance with, and have not materially breached any term of, such Oplink Material IP Agreements. To the Knowledge of Oplink, no event has occurred, and no circumstance or condition exists that has resulted in, or could reasonably be expected to result in, the release from any escrow of any Oplink Intellectual Property that is owned by Oplink or its subsidiaries. Following the Closing Date, the Surviving Corporation will be permitted to exercise all of Oplink’s and each of its subsidiaries’ rights under such Oplink Material IP Agreements (i) to the same extent Oplink and its subsidiaries would have been able to had the transactions contemplated by this Agreement not occurred, and (ii) without the payment of any additional amounts or consideration other than ongoing fees, royalties or payments which Oplink or its subsidiaries would otherwise be required to pay. Under the terms of the Oplink Contracts and other obligations of Oplink, neither this Agreement nor the transactions contemplated by this Agreement will result in (x) any of Avanex or its subsidiaries, including Merger Sub, granting to any third party any right to or with respect to any material Intellectual Property right owned by, or licensed to, any of them, (y) any of Avanex or its subsidiaries, including Merger Sub, being bound by, or subject to, any non-compete or other material restriction on the operation or scope of their respective businesses, or (z) any of Avanex or its subsidiaries, including Merger Sub, being obligated to pay any royalties or other material amounts to any third party in excess of those payable by Avanex or any of its subsidiaries, including Merger Sub, respectively, before the Closing.

(j)  To the Knowledge of Oplink, the products, services and the operation of the business of Oplink and its subsidiaries as such business currently is conducted, including Oplink’s and its subsidiaries’ design, development, manufacture, marketing and sale of the products or services of Oplink and its subsidiaries (including products currently under development) has not and does not infringe or misappropriate the Intellectual Property of any third party or, to the Knowledge of Oplink, constitute unfair competition or trade practices under the laws of any jurisdiction.

(k)  Except as set forth in Section 2.8(k) of the Oplink Disclosure Letter, neither Oplink nor any of its subsidiaries has received notice from any third party that the operation of the business of Oplink or any of its subsidiaries or any act, product or service of Oplink or any of its subsidiaries, infringes or misappropriates the Intellectual Property of any third party or constitutes unfair competition or trade practices under the laws of any jurisdiction in a manner that would reasonably be expected to have a Material Adverse Effect.

(l)  Oplink and each of its subsidiaries has taken reasonable steps to protect Oplink’s and its subsidiaries’ rights in Oplink’s and its subsidiaries’ confidential information and trade secrets (except to the extent intentionally not protected because such confidential information or trade secrets are no longer used by or intended to be used by Oplink or its subsidiaries) or any trade secrets or confidential information of third parties provided to Oplink or any of its subsidiaries (to the extent subject to confidentiality restrictions). Without limiting the foregoing, except where the failure to do so would not reasonably be expected to have a Material Adverse Effect, each of Oplink and its subsidiaries (x) has and enforces a policy requiring each employee to execute a proprietary information/confidentiality and invention assignment agreement substantially in the forms provided to Avanex and all current and former employees of Oplink and any of its subsidiaries have executed such an agreement; and (y) has and enforces a policy requiring each contractor or third party that receives Oplink’s or its subsidiaries’ confidential information and/or trade secrets from Oplink or its subsidiaries to execute a proprietary information/confidentiality agreement substantially in the forms provided to Avanex and all current and former contractors and third parties that have received Oplink’s or its subsidiaries’ confidential information and/or trade secrets have executed such an agreement. All Intellectual Property used in or necessary to the conduct of Oplink’s and each of its subsidiaries’ businesses as presently conducted or currently contemplated to be conducted by Oplink and its subsidiaries, was written and created solely by either (i) employees of Oplink or its subsidiaries acting within the scope of their employment and is owned by Oplink, or (ii) by third parties who have either validly and irrevocably assigned all of their rights, including applicable Intellectual Property rights therein, to Oplink or its subsidiaries, or granted Oplink a license to all such rights, including applicable Intellectual Property rights therein, sufficient for the conduct of Oplink’s business as currently conducted and as presently proposed to be conducted, except where the failure to assign or grant such rights would not reasonably be expected to have a Material Adverse Effect, and no third party owns or, and has any rights to any of Oplink Intellectual Property except where it would not reasonably be expected to have a Material Adverse Effect.

2.9    Compliance; Permits; Restrictions.

(a)  Neither Oplink nor any of its subsidiaries nor the conduct of their respective businesses is, in any material respect, in conflict with, or in default or violation of, (i) any Legal Requirement applicable to Oplink or any of its subsidiaries or by which its or any of their respective businesses or properties is bound or affected, or (ii) any material note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which Oplink or any of its subsidiaries is a party or by which Oplink or any of its subsidiaries or its or any of their respective businesses or properties is bound or affected. No investigation or review by any Governmental Entity is pending or, to the Knowledge of Oplink, threatened against Oplink or its subsidiaries, nor has any Governmental Entity indicated to Oplink an intention to conduct the same. There is no agreement, judgment, injunction, order or decree binding upon Oplink or any of its subsidiaries which has or could reasonably be expected to have the effect of prohibiting or materially impairing any business practice of Oplink or any of its subsidiaries, any acquisition of material property by Oplink or any of its subsidiaries or the conduct of business by Oplink as currently conducted or presently proposed to be conducted.

(b)  Oplink and its subsidiaries hold all permits, licenses, variances, exemptions, orders and approvals from governmental authorities that are material to the operation of the business of Oplink, including, without limitation such permits, licenses, approvals, consents and other authorizations issued by the appropriate federal, state, local or foreign regulatory agencies or bodies (collectively, the “Oplink Permits”). Oplink and its subsidiaries are in compliance in all material respects with the terms of the Oplink Permits.

2.10    Litigation.    There is no suit, action, judgment, proceeding, claim, arbitration or investigation (each an “Action”) pending or, to the Knowledge of Oplink, threatened, against or affecting Oplink or any subsidiary of Oplink or any property or asset of Oplink or any subsidiary of Oplink which, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect on Oplink, or which in any manner seeks to prevent, enjoin, alter or delay any of the transactions contemplated by this Agreement.

2.11    Brokers’ and Finders’ Fees.    Except for fees payable to Credit Suisse First Boston Corporation (“CSFB”) pursuant to an engagement letter dated December 20, 2001, Oplink has not incurred, nor will it incur, directly or indirectly, any liability for brokerage or finders’ fees or agents’ commissions or any similar charges in connection with this Agreement or any transaction contemplated hereby.

2.12    Employee Benefit Plans.

(a)  The employee compensation, severance, termination pay, deferred compensation, stock or stock-related awards, incentive, fringe or benefit plans, programs, policies, commitments or other arrangements (whether or not set forth in a written document and including, without limitation, all “employee benefit plans” within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)) covering any active employee, former employee, director or consultant of Oplink, any subsidiary of Oplink or any trade or business (whether or not incorporated) that is a member of a controlled group or that is under common control with Oplink within the meaning of Section 414 of the Code (for purposes of Section 2.12 and Section 3.12, an “Affiliate”), or with respect to which Oplink has or may in the future have liability, are referred to herein as the “OplinkPlans.” Oplink Disclosure Letter 2.12(a) contains a complete and accurate list of each of the Oplink Plans. Oplink has provided to Avanex: (i) correct and complete copies of all documents embodying each Oplink Plan including (without limitation) all amendments thereto, all related trust documents, and all material written agreements and contracts relating to each such Oplink Plan; (ii) the three (3) most recent annual reports (Form Series 5500 and all schedules and financial statements attached thereto), if any, required under ERISA or the Code in connection with each Oplink Plan; (iii) the most recent summary plan description together with the summary(ies) of material modifications thereto, if any, required under ERISA with respect to each Oplink Plan; (iv) all IRS determination, opinion, notification and advisory letters relating to any Oplink Plan; (v) all material correspondence to or from any governmental agency relating to any Oplink Plan; (vi) all COBRA forms and related notices; (vii) all discrimination tests for each Oplink Plan, if applicable, for the most recent three (3) plan years; and (viii) if the Oplink Plan is funded, the most recent periodic accounting of the Oplink Plan assets.

(b)  Each Oplink Plan has been maintained and administered in all material respects in compliance with its terms and with the requirements prescribed by any and all statutes, orders, rules and regulations (foreign or domestic), including ERISA and the Code, that are applicable to such Oplink Plans. No suit, action or other litigation (excluding claims for benefits incurred in the ordinary course of Oplink Plan activities) has been brought, or to the Knowledge of Oplink is threatened, against or with respect to any such Oplink Plan. There are no audits, inquiries or proceedings pending or, to the Knowledge of Oplink, threatened by the Internal Revenue Service (the “IRS”) or Department of Labor (the “DOL”) with respect to any Oplink Plans. All contributions, reserves or premium payments required to be made or accrued as of the date hereof to the Oplink Plans have been timely made or accrued. Section 2.12(b) of the Oplink Disclosure Letter includes a listing of the accrued vacation liability of Oplink as of February 22, 2002. Any Oplink Plan intended to be qualified under Section 401(a) of the Code and each trust intended to qualify under Section 501(a) of the Code (i) has either applied for or obtained a favorable determination, notification, advisory and/or opinion letter, as applicable, as to its qualified status from the IRS or still has a remaining period of time under applicable Treasury Regulations or IRS pronouncements in which to apply for such letter and to make any amendments necessary to obtain a favorable determination, and (ii) incorporates or has been amended to incorporate all provisions required to comply with the Tax Reform Act of 1986 and subsequent legislation, unless the Oplink Plan still has a remaining period of time under applicable Treasury Regulations or IRS pronouncements in which to conform to such legislation. Oplink does not have any plan or commitment to establish any new Oplink Plan, to modify any Oplink Plan (except to the extent required by law or to conform any such Oplink Plan to the requirements of any applicable law, in each case as previously disclosed to Avanex in writing, or as required by this Agreement), or to enter into any new Oplink Plan. Each Oplink Plan can be amended, terminated or otherwise discontinued after the Effective Time in accordance with its terms, without liability to Avanex, Oplink or any of its Affiliates (other than ordinary administration expenses or the issuance of Oplink Common Stock upon exercise of previously granted Oplink Options).

(c)  Neither Oplink, any of its subsidiaries, nor any of their Affiliates has at any time ever maintained, established, sponsored, participated in, or contributed to any plan subject to Title IV of ERISA or Section 412 of the Code and at no time has Oplink contributed to or been requested to contribute to any “multiemployer plan,” as such term is defined in Section 3(37)A of ERISA. Neither Oplink nor any Affiliate has at any time ever maintained, established, sponsored, participated in or contributed to any multiple employer plan, or to any plan described in Section 413 of the Code. Neither Oplink, any of its subsidiaries, nor any officer or director of Oplink or any of its subsidiaries is subject to any liability or penalty under Section 4975 through 4980B of the Code or Title I of ERISA. No “prohibited transaction,” within the meaning of Section 4975 of the Code or Sections 406 and 407 of ERISA, and not otherwise exempt under Section 4975 of the Code or Section 408 of ERISA, has occurred with respect to any Oplink Plan.

(d)  Neither Oplink, any of its subsidiaries, nor any of their Affiliates has, before the Effective Time and in any material respect, violated any of the health continuation requirements of the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended and as codified in Section 4980B of the Code and Sections 601 through 608 of ERISA, the requirements of the Family Medical Leave Act of 1993, as amended, the Health Insurance Portability and Accountability Act of 1996, as amended, or any similar provisions of state law applicable to Oplink employees. None of the Oplink Plans promises or provides retiree medical or other retiree welfare benefits to any person except as required by applicable law, and neither Oplink nor any of its subsidiaries has represented, promised or contracted (whether in oral or written form) to provide such retiree benefits to any employee, former employee, director, consultant or other person, except to the extent required by statute. Except as specifically set forth in Section 2.12(d) of the Oplink Disclosure Letter, no Oplink Plan provides health benefits that are not fully insured through an insurance contract.

(e)  Neither Oplink nor any of its subsidiaries is bound by or subject to (and none of its respective assets or properties is bound by or subject to) any arrangement with any labor union. No employee of Oplink or any of its subsidiaries is represented by any labor union or covered by any collective bargaining agreement and, to the Knowledge of Oplink, no campaign to establish such representation is in progress. There is no pending or, to the Knowledge of Oplink, threatened labor dispute involving Oplink or any of its subsidiaries and any group of its employees nor has Oplink or any of its subsidiaries experienced any labor interruptions over the past three (3) years, and Oplink and its subsidiaries consider their relationships with their employees to be good. Oplink (i) is in compliance in all respects with all applicable foreign, federal, state and local laws, rules and regulations respecting employment, employment practices, terms and conditions of employment and wages and hours, in each case, with respect to its current or former employees; (ii) has withheld and reported all amounts required by law or by agreement to be withheld and reported with respect to wages, salaries and other payments to its current or former employees; (iii) is not liable for any arrears of wages or any taxes or any penalty for failure to comply with any of the foregoing; and (iv) is not liable for any payment to any trust or other fund governed by or maintained by or on behalf of any governmental authority, with respect to unemployment compensation benefits, social security or other benefits or obligations for its current and former employees (other than routine payments to be made in the normal course of business and consistent with past practice). There are no pending, threatened or reasonably anticipated claims or actions against Oplink under any worker’s compensation policy or long-term disability policy.

(f)  Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (either alone or upon the occurrence of any additional or subsequent events) (i) result in any payment (including severance, unemployment compensation, golden parachute, forgiveness of indebtedness, bonus or otherwise) becoming due to any stockholder, director or employee of Oplink or any of its subsidiaries under any Oplink Plan or otherwise, (ii) materially increase any benefits otherwise payable under any Oplink Plan, or (iii) result in the acceleration of the time of payment or vesting of any such benefits.

(g)  No payment or benefit which will or may be made by Oplink or its Affiliates with respect to any employee or any other “disqualified individual” (as defined in Code Section 280G and the regulations thereunder) will be characterized as a “parachute payment,” within the meaning of Code Section 280G(B)(2). In the event that the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby (either alone or upon the occurrence of any additional or subsequent events) results in any payment or benefit which will be characterized as a “parachute payment,” within the meaning of Code Section 280G(B)(2), Section 2.12(g) of the Oplink Disclosure Letter shall list all persons who Oplink reasonably believes are, with respect to Oplink or any of its subsidiaries, “disqualified individuals” (within the meaning of Section 280G of the Code and the regulations promulgated thereunder) as determined as of the date hereof. Within a reasonable period of time after the last business day of each month after the date hereof and on or about the date which is five (5) business days prior to the expected date of the Closing, Oplink shall, as and to the extent necessary, deliver to Avanex a revised Schedule 2.12(g) which sets forth any additional information which Oplink reasonably believes would affect the determination of the persons who are, with respect to Oplink or any of its subsidiaries, deemed to be “disqualified individuals” (within the meaning of Section 280G of the Code and the regulations promulgated thereunder) as of the date of each such revised Schedule 2.12(g).

(h)  Each Oplink Plan that has been adopted or maintained by Oplink or its affiliates, whether informally or formally, for the benefit of employees located outside the United States is specifically set forth in Section 2.12(h) of the Oplink Disclosure Letter.

2.13    Absence of Liens and Encumbrances.    Oplink and each of its subsidiaries has good and valid title to, or, in the case of leased properties, valid leasehold interests in, all of its tangible properties and assets, real, personal and mixed, used in its business, free and clear of any liens or encumbrances except as reflected in the Oplink Financials and except for liens for taxes not yet due and payable and such imperfections of title and encumbrances, if any, which would not be material to Oplink.

2.14    Environmental Matters.

(a)  Hazardous Material.    Except as reasonably would not be likely to result in a material liability to Oplink (in any individual case or in the aggregate), no underground storage tanks and no amount of any substance that has been designated by any Governmental Entity or by applicable federal, state or local law to be radioactive, toxic, hazardous or otherwise a danger to health or the environment, including without limitation, PCBs, asbestos, petroleum, urea-formaldehyde and all substances listed as hazardous substances pursuant to the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended, or defined as a hazardous waste pursuant to the United States Resource Conservation and Recovery Act of 1976, as amended, and the regulations promulgated pursuant to said laws, but excluding office and janitorial supplies (a “Hazardous Material”), are present, as a result of the actions of Oplink, or its subsidiaries or any affiliate of Oplink, or, to the Knowledge of Oplink, as a result of any actions of any third party or otherwise, in, on or under any property, including the land and the improvements, ground water and surface water thereof, that Oplink or any of its subsidiaries has at any time owned, operated, occupied or leased.

(b)  Hazardous Materials Activities.    Except as reasonably would not be likely to result in a material liability to Oplink (in any individual case or in the aggregate), (i) neither Oplink nor any of its subsidiaries has transported, stored, used, manufactured, disposed of, released or exposed its employees or others to Hazardous Materials in violation of any law in effect on or before the Closing Date, and (ii) neither Oplink nor any of its subsidiaries has disposed of, transported, sold, used, released, exposed its employees or others to or manufactured any product containing a Hazardous Material (collectively, “Hazardous Materials Activities”) in violation of any law, rule, regulation, treaty or statute promulgated by any Governmental Entity in effect on or prior to the Closing Date to prohibit, regulate or control Hazardous Materials or any Hazardous Material Activity or in a manner that would be likely to result in material liability to Oplink.

(c)  Permits.    Oplink and its subsidiaries currently hold all environmental approvals, permits, licenses, clearances and consents (the “Environmental Permits”) necessary for the conduct of Oplink’s and its subsidiaries’ Hazardous Material Activities and other businesses of Oplink and its subsidiaries as such activities and businesses are currently being conducted, except where the failure to hold such Environmental Permits could not be reasonably expected to result in a material liability to Oplink.

(d)  Environmental Liabilities.    No action, proceeding, revocation proceeding, amendment procedure, writ, injunction or claim is pending, or to Oplink’s Knowledge, threatened concerning any Environmental Permit, Hazardous Material or any Hazardous Materials Activity of Oplink or any of its subsidiaries.

2.15    Agreements, Contracts and Commitments.    The following agreements, contracts or commitments with respect to which Oplink or one of its subsidiaries is a party or is bound are referred to herein as the “Oplink Contracts”:

(a)  any employment or consulting agreement, contract or commitment with any officer or director or higher level employee or member of Oplink’s Board of Directors, other than those that are terminable by Oplink or any of its subsidiaries on no more than thirty (30) days’ notice without liability or financial obligation to Oplink;

(b)  any agreement or plan, including, without limitation, any stock option plan, stock appreciation right plan or stock purchase plan, any of the benefits of which will be increased, or the vesting of benefits of which will be accelerated, by the occurrence of any of the transactions contemplated by this Agreement or the value of any of the benefits of which will be calculated on the basis of any of the transactions contemplated by this Agreement;

(c)  any agreement of indemnification or any guaranty other than any agreement of indemnification entered into in connection with the sale or license of software products in the ordinary course of business;

(d)  any agreement, contract or commitment containing any covenant limiting in any respect the right of Oplink or any of its subsidiaries to engage in any line of business or to compete with any person or granting any exclusive distribution rights;

(e)  any agreement, contract or commitment currently in force relating to the disposition or acquisition by Oplink or any of its subsidiaries after the date of this Agreement of assets in excess of $250,000 not in the ordinary course of business or pursuant to which Oplink has any material ownership interest in any corporation, partnership, joint venture or other business enterprise other than Oplink’s subsidiaries;

(f)  any dealer, distributor, joint marketing, alliance, development or other agreement currently in force under which Oplink or any of its subsidiaries have continuing material obligations to jointly market any product, technology or service, or any material agreement pursuant to which Oplink or any of its subsidiaries have continuing material obligations to jointly develop any intellectual property that will not be owned, in whole or in part, by Oplink or any of its subsidiaries;

(g)  any material agreement, contract or commitment currently in force to license any third party to manufacture or reproduce any Oplink product, service or technology or any material agreement, contract or commitment currently in force to sell or distribute any Oplink products or service except agreements with distributors or sales representative in the normal course of business cancelable without penalty upon notice of ninety (90) days or less and substantially in the form previously provided to Avanex;

(h)  any agreement, contract or commitment currently in force to provide source code to any third party, including any escrow agent, for any product or technology that is material to Oplink and its subsidiaries taken as a whole;

(i)  any mortgages, indentures, guarantees, loans or credit agreements, security agreements or other agreements or instruments relating to the borrowing of money or extension of credit;

(j)  any settlement agreement entered into within five (5) years prior to the date of this Agreement; or

(k)  any other agreement, contract or commitment (i) in connection with or pursuant to which Oplink and its subsidiaries will spend or receive (or are expected to spend or receive), in the aggregate, more than $250,000 during the current fiscal year or during the next fiscal year, or (ii) that is a material contract (as defined in Item 601(b)(10) of Regulation S-K of the SEC rules).

Neither Oplink nor any of its subsidiaries, nor to Oplink’s Knowledge any other party to a Oplink Contract, is in material breach, violation or default under, and neither Oplink nor any of its subsidiaries has received written notice that it has breached, violated or defaulted under, any of the material terms or conditions of any Oplink Contract in such a manner as would permit any other party to cancel or terminate any such Oplink Contract, or would permit any other party to seek material damages or other remedies (for any or all of such breaches, violations or defaults, in the aggregate).

2.16    Oplink Properties.    Neither Oplink nor any of its subsidiaries owns any real property. Oplink and each of its subsidiaries have good and defensible title to, or in the case of leased properties and assets, valid leasehold interests in, all of their material properties and assets, free and clear of all liens, charges and encumbrances except liens for taxes not yet due and payable and such liens or other imperfections of title, if any, as do not materially detract from the value of or materially interfere with the present use of the property affected thereby; and all leases pursuant to which Oplink or any of its subsidiaries lease from others material real or personal property are in good standing, valid and effective in accordance with their respective terms, and there is not, under any such leases, any existing material default or event of default of Oplink or any of its subsidiaries or, to Oplink’s Knowledge, any other party (or any event which with notice or lapse of time, or both, would constitute a material default and in respect of which Oplink or its subsidiary has not taken steps to prevent such default from occurring). All the plants, structures, facilities, properties, leased premises and equipment of Oplink and its subsidiaries, except such as may be under construction as set forth in Section 2.16. of the Oplink Disclosure Letter, are in good operating condition and repair, in all material respects.

2.17    Statements; Joint Proxy Statement/Prospectus.    None of the information supplied or to be supplied by Oplink for inclusion or incorporation by reference in (i) the Registration Statement (as defined in Section 2.4(b)) will at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading and (ii) the joint proxy statement/prospectus to be sent to the stockholders of Oplink and stockholders of Avanex in connection with the meeting of Oplink’s stockholders to consider the approval and adoption of this Agreement and approval of the Merger (the “Oplink Stockholders’ Meeting”) and in connection with the meeting of Avanex’s stockholders to consider the approval of the Share Issuance pursuant to the terms of the Merger (the “Avanex Stockholders’ Meeting”) (such proxy statement/prospectus as amended or supplemented is referred to herein as the “Joint Proxy Statement/Prospectus”) shall not, on the date the Joint Proxy Statement/Prospectus is first mailed to Oplink’s stockholders and Avanex’s stockholders, at the time of the Oplink Stockholders’ Meeting or the Avanex Stockholders’ Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not false or misleading, or omit to state any material fact necessary to correct any statement in any earlier communication with respect to the solicitation of proxies for the Oplink Stockholders’ Meeting or the Avanex Stockholders’ Meeting which has become false or misleading. The Joint Proxy Statement/Prospectus will comply as to form in all material respects with the provisions of the Exchange Act and the rules and regulations thereunder. If at any time before the Effective Time, any event relating to Oplink or any of its affiliates, officers or directors should be discovered by Oplink which should be set forth in an amendment to the Registration Statement or a supplement to the Joint Proxy Statement/Prospectus, Oplink shall promptly inform Avanex. Notwithstanding the foregoing, Oplink makes no representation or warranty with respect to any information supplied or to be supplied by Avanex or Merger Sub that is, will be, or is required to be, contained in any of the foregoing documents.

2.18    Board Approval.    The Board of Directors of Oplink (i) has determined that the Merger is advisable and fair to, and in the best interests of, Oplink and its stockholders, (ii) has approved this Agreement, the Option Agreements, the Merger and the other transactions contemplated by this Agreement and the Option Agreements and has deemed this Agreement and the Option Agreements advisable and (iii) has approved and determined to recommend the approval and adoption of this Agreement and the approval of the Merger by the stockholders of Oplink (collectively, the “Oplink Board Recommendation”).

2.19    Opinion of Financial Advisors.    The Board of Directors of Oplink has received an opinion from CSFB, dated the date of this Agreement, to the effect that, as of such date, the Exchange Ratio is fair, from a financial point of view, to Oplink’s stockholders (other than Avanex, if a stockholder), a signed copy of which opinion will be delivered to Avanex solely for informational purposes as promptly as practicable after receipt thereof by Oplink.

2.20    Vote Required.    The affirmative vote of a majority of the votes that holders of the outstanding shares of Oplink Common Stock are entitled to vote with respect to the Merger is the only vote of the holders of any class or series of Oplink’s capital stock necessary to approve and adopt this Agreement and approve the transactions contemplated hereby.

2.21    State Takeover Statutes.    The Board of Directors of Oplink has approved this Agreement, the Oplink Voting Agreements, the Oplink Option Agreement and the Merger and the other transactions contemplated hereby and thereby, and such approval is sufficient to render inapplicable to the Merger, and the other transactions contemplated hereby and thereby, the restrictions contained in Section 203 of the Delaware Law to the extent, if any, such restrictions would otherwise be applicable to the Merger, this Agreement, the Oplink Voting Agreements, the Oplink Option Agreement and the other transactions contemplated by this Agreement, the Oplink Voting Agreements and the Oplink Option Agreement. No other state takeover statute or similar statute or regulation applies to or purports to apply to the Merger, this Agreement, the Oplink Voting Agreements, the Oplink Option Agreement or the transactions contemplated hereby and thereby.

2.22    Oplink Rights Agreement.    None of Avanex or any of its affiliates shall become an “Acquiring Person” and no “Distribution Date” or “Shares Acquisition Date” (as such terms are defined in the Oplink Rights Agreement) will occur under the terms of the Rights Agreement entered into as of the date hereof between Oplink and The Bank of New York, as rights agent, (the “Oplink Rights Agreement”) as a result of the approval, execution or delivery of this Agreement, the Oplink Option Agreement, the Oplink Voting Agreements or the consummation of the transactions contemplated hereby and thereby.

2.23    Repatriation of Dividends and Other Distributions.    All dividends and other distributions declared and payable on the equity or other interests in each of the PRC Subsidiaries may, under the laws and regulations of the PRC as presently enacted or promulgated, be paid to Oplink and may be converted into foreign currency that may be freely transferred out of the PRC, and all such dividends and distributions will not be subject to withholding or other taxes under the laws and regulations of the PRC as presently enacted or promulgated and are otherwise free and clear of any other tax, withholding or deduction in the PRC.

2.24    PRC Taxes.    No stamp or other issuance or transfer taxes or duties and no capital gains, income, withholding or other taxes are payable by or on behalf of Avanex to the PRC or any political subdivision or taxing authority thereof or therein in connection with the execution, delivery and performance of this Agreement.

2.25    Foreign Corrupt Practices Act.    To Oplink’s Knowledge, and to the actual knowledge of the executive officers of each of the PRC Subsidiaries, neither Oplink nor any of its subsidiaries, nor any officer, director, employee or agent thereof or any stockholder thereof acting on behalf of Oplink or any of its subsidiaries, has done any act or authorized, directed or participated in any act, in violation of any provision of the United States Foreign Corrupt Practices Act of 1977, as amended, applied to such entity or person.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF AVANEX AND MERGER SUB

Avanex and Merger Sub represent and warrant to Oplink, subject to such exceptions as are disclosed in writing in the disclosure letter supplied by Avanex to Oplink, dated as of the date hereof and certified by a duly authorized officer of Avanex (the “Avanex Disclosure Letter”), which disclosure shall provide an exception to or otherwise qualify the representations and warranties of Avanex and Merger Sub contained in the section of this Agreement corresponding by number to such disclosure and the other representations and warranties herein to the extent such disclosure is readily apparent on its face to be applicable to such other representations or warranties, as follows:

3.1    Organization of Avanex.

(a)  Avanex and each of its subsidiaries is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation; has the corporate power and authority to own, lease and operate its assets and property and to carry on its business as now being conducted and as proposed to be conducted; and is duly qualified to do business and in good standing as a foreign corporation in each jurisdiction in which the failure to be so qualified, individually or in the aggregate, would have a Material Adverse Effect (as defined in Section 8.3) on Avanex.

(b)  Avanex has delivered to Oplink a true and complete list of all of Avanex’s subsidiaries, indicating the jurisdiction of incorporation of each subsidiary and Avanex’s equity interest therein.

(c)  Avanex has delivered or made available to Oplink a true and correct copy of the Certificate of Incorporation and Bylaws of Avanex and similar governing instruments of each of its material subsidiaries, each as amended to date, and each such instrument is in full force and effect. Neither Avanex nor any of its subsidiaries is in violation of any of the provisions of its Certificate of Incorporation or Bylaws or equivalent governing instruments.

3.2    Avanex Capital Structure.    The authorized capital stock of Avanex consists of (i) 300,000,000 shares of Avanex Common Stock, par value $0.001 per share, and (ii) 10,000,000 shares of Preferred Stock, par value $0.001 per share. As of the close of business on March 15, 2002, 69,467,362 shares of Avanex Common Stock were issued and outstanding. As of the date hereof, no shares of Avanex Preferred Stock were issued or outstanding. As of March 15, 2002, Avanex had reserved an aggregate of 37,164,909 shares of Avanex Common Stock for issuance pursuant to Avanex’s 1998 Stock Plan, 1999 Director Option Plan, Holographix Inc. 1996 Stock Option Plan, Holographix Inc. 2000 Stock Option Plan and LambdaFlex, Inc. 2000 Stock Plan (the “Avanex Stock Option Plans”), under which options to purchase 13,846,472 shares were outstanding, and 1,651,623 shares of Avanex Common Stock were available for issuance pursuant to the Avanex 1999 Employee Stock Purchase Plan. Except as set forth in the immediately preceding sentence, no shares of capital stock or other equity securities of Avanex are issued, reserved for issuance or outstanding except as set forth in the Avanex Financials and except for rights issuable pursuant to the Avanex Rights Agreement (as defined in Section 3.22) or any other right issued in substitution thereof (the “AvanexRights”). Under the Avanex Rights Agreement, until the distribution date, (i) the Avanex Rights will be evidenced by the certificates for Avanex Common Stock registered in the names of the holders of thereof (which certificates shall also be deemed to be certificates for Avanex Rights (the “Avanex Rights Certificates”) and not by separate Avanex Rights Certificates and (ii) the right to receive Avanex Rights Certificates will be transferable only in connection with the transfer of Avanex Common Stock. All of the outstanding shares of Avanex’s capital stock have been duly authorized and validly issued and are fully paid and nonassessable. All shares of Avanex Common Stock subject to issuance as aforesaid, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, shall be duly authorized, validly issued, fully paid and nonassessable.

Section 3.2 of the Avanex Disclosure Letter sets forth for each outstanding option to purchase shares of Avanex Common Stock (each an “Avanex Option”) as of the date hereof, (i) the name and location of the holder of such Avanex Option, (ii) the Avanex Stock Option Plan pursuant to which such option was issued, (iii) the number of shares of Avanex Common Stock issuable upon the exercise of such Avanex Option, (v) the exercise price of such Avanex Option, (vi) the date on which such Avanex Option was granted, (vii) the applicable vesting schedule for such Avanex Option, and (viii) the date on which such Avanex Option expires.

3.3    Obligations With Respect to Capital Stock.    As of the date hereof, except as set forth in Section 3.2, there are no equity securities, partnership interests or similar ownership interests of any class of Avanex, or any securities exchangeable or convertible into or exercisable for such equity securities, partnership interests or similar ownership interests issued, reserved for issuance or outstanding. As of the date hereof, except for securities Avanex owns, directly or indirectly through one or more subsidiaries, there are no equity securities, partnership interests or similar ownership interests of any class of any subsidiary of Avanex, or any security exchangeable or convertible into or exercisable for such equity securities, partnership interests or similar ownership interests issued, reserved for issuance or outstanding. As of the date hereof, except as set forth in Section 3.2, and other than the rights to purchase shares of Avanex Company Stock pursuant to offer letters for prospective employees of Avanex in the ordinary course of business and consistent with past practice set forth in Section 3.3 of the Avanex Disclosure Letter, there are no options, warrants, equity securities, partnership interests or similar ownership interests, calls, rights (including preemptive rights), commitments or agreements of any character to which Avanex or any of its subsidiaries is a party or by which it is bound obligating Avanex or any of its subsidiaries to issue, deliver or sell, or cause to be issued, delivered or sold, or repurchase, redeem or otherwise acquire, or cause the repurchase, redemption or acquisition, of any shares of capital stock of Avanex or any of its subsidiaries or obligating Avanex or any of its subsidiaries to grant, extend, accelerate the vesting of or enter into any such option, warrant, equity security, partnership interest or similar ownership interest, call, right, commitment or agreement. Except for the Avanex Voting Agreements and Avanex Stock Option Agreement, there are no registration rights and, to the Knowledge of Avanex there are no voting trusts, proxies or other agreements or understandings with respect to the registration or voting of any equity security of any class of Avanex or with respect to the registration or voting of any equity security, partnership interest or similar ownership interest of any class of any of its subsidiaries.

3.4    Authority.

(a)  Avanex has all requisite corporate power and authority to enter into this Agreement and the Option Agreements and to consummate the transactions contemplated hereby and thereby. The execution and delivery of this Agreement and the Option Agreements and the consummation of the transactions contemplated hereby and thereby have been duly authorized by all necessary corporate action on the part of Avanex, subject only to the approval of the Share Issuance by Avanex’s stockholders and the filing and recordation of the Certificate of Merger pursuant to Delaware Law. This Agreement and the Option Agreements have been duly executed and delivered by Avanex and, assuming the due authorization, execution and delivery by Oplink and Merger Sub, constitute the valid and binding obligations of Avanex, enforceable in accordance with their terms, except as enforceability may be limited by bankruptcy and other similar laws and general principles of equity. The execution and delivery of this Agreement and the Option Agreements by Avanex do not, and the performance of this Agreement and the Option Agreements by Avanex will not, (i) conflict with or violate the Certificate of Incorporation or Bylaws of Avanex or the equivalent organizational documents of any of its subsidiaries, (ii) subject to obtaining the approval of the Share Issuance by Avanex’s stockholders as contemplated in Section 5.2 (the “Avanex Stockholder Approval”) and compliance with the requirements set forth in Section 3.4(b) below, conflict with or violate any Legal Requirement applicable to Avanex or any of its subsidiaries or by which its or any of their respective properties is bound or affected, or (iii) result in any breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or impair Avanex’s rights or alter the rights or obligations of Avanex or any third party under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a lien or encumbrance on any of the properties, including any leased real property, or assets of Avanex or any of its subsidiaries pursuant to, any Avanex Contract (as defined in Section 3.15). The Avanex Disclosure Letter lists all consents, waivers and approvals under any of Avanex’s or any of its subsidiaries’ agreements, contracts, licenses or leases required to be obtained in connection with the consummation of the transactions contemplated hereby, which, if not obtained, would have a Material Adverse Effect on Avanex or the Surviving Corporation or have a material adverse effect on the ability of the parties to consummate the Merger.

(b)  No consent, approval, order or authorization of, or registration, declaration or filing with any Governmental Entity is required by or with respect to Avanex in connection with the execution and delivery of this Agreement and the Option Agreements or the consummation of the transactions contemplated hereby and thereby, except for (i) the Necessary Consents and (ii) such other consents, authorizations, filings, approvals and registrations which, if not obtained or made, would not be material to Avanex or Oplink or have a material adverse effect on the ability of the parties to consummate the Merger.

3.5    SEC Filings; Avanex Financial Statements.

(a)  Avanex has filed all forms, reports and documents required to be filed by Avanex with the SEC since February 4, 2000, and has made available to Oplink such forms, reports and documents in the form filed with the SEC. All such required forms, reports and documents (including those that Avanex may file subsequent to the date hereof) are referred to herein as the “Avanex SEC Reports.” As of their respective dates, the Avanex SEC Reports (i) were prepared in accordance with the requirements of the Securities Act or the Exchange Act, as the case may be, and the rules and regulations of the SEC thereunder applicable to such Avanex SEC Reports, and (ii) did not at the time they were filed (or if amended or superseded by a filing before the date of this Agreement, then on the date of such filing) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. None of Avanex’s subsidiaries is required to file any forms, reports or other documents with the SEC.

(b)  Each of the consolidated financial statements (including, in each case, any related notes thereto) contained in the Avanex SEC Reports (the “Avanex Financials”), including any Avanex SEC Reports filed after the date hereof until the Closing, (i) complied as to form in all material respects with the published rules and regulations of the SEC with respect thereto, (ii) was prepared in accordance with GAAP applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto or, in the case of unaudited interim financial statements, as may be permitted by the SEC on Form 10-Q under the Exchange Act) and (iii) fairly presented the consolidated financial position of Avanex and its subsidiaries at the respective dates thereof and the consolidated results of its operations and cash flows for the periods indicated, except that the unaudited interim financial statements were or are subject to normal and recurring year–end adjustments which were not, or are not expected to be, material in amount. The balance sheet of Avanex contained in the Avanex SEC Reports as of December 31, 2001 is hereinafter referred to as the “Avanex Balance Sheet.” Except as disclosed in the Avanex Financials, neither Avanex nor any of its subsidiaries has any liabilities (absolute, accrued, contingent or otherwise) of a nature required to be disclosed on a balance sheet or in the related notes to the consolidated financial statements prepared in accordance with GAAP which are, individually or in the aggregate, material to the business, results of operations or financial condition of Avanex and its subsidiaries taken as a whole, except liabilities incurred since the date of the Avanex Balance Sheet in the ordinary course of business consistent with past practices.

(c)  Avanex has heretofore furnished to Oplink a complete and correct copy of any amendments or modifications that have not yet been filed with the SEC but that are required to be filed, to agreements, documents or other instruments that previously had been filed by Avanex with the SEC pursuant to the Securities Act or the Exchange Act.

3.6    Absence of Certain Changes or Events.    Since the date of the Avanex Balance Sheet, there has not been: (i) any Material Adverse Effect on Avanex, (ii) any change by Avanex in its accounting methods, principles or practices, except as required by concurrent changes in GAAP or the rules and regulations promulgated by the SEC, (iii) any revaluation by Avanex of any of its assets, including, without limitation, writing down the value of capitalized inventory or writing off notes or accounts receivable other than in the ordinary course of business, or (iv) any split, combination or reclassification of any of Avanex’s or any of its subsidiaries’ capital stock.

3.7    Taxes.

(a)  Avanex and each of its subsidiaries have timely filed all material Returns relating to Taxes required to be filed by Avanex and each of its subsidiaries with any Tax authority. Such Returns are true and correct in all material respects and have been completed in accordance with applicable law. Avanex and each of its subsidiaries have paid all Taxes shown to be due on such Returns.

(b)  Avanex and each of its subsidiaries as of the Effective Time will have withheld with respect to its employees (and timely paid over to the appropriate Taxing authority) all federal and state income taxes, Taxes pursuant to the FICA and FUTA, and other Taxes required to be withheld, except such Taxes that are not material to Avanex.

(c)  Neither Avanex nor any of its subsidiaries has been delinquent in the payment of any material Tax nor is there any material Tax deficiency or adjustment outstanding, proposed or assessed against Avanex or any of its subsidiaries, nor has Avanex or any of its subsidiaries executed any unexpired waiver of any statute of limitations on or extending the period for the assessment or collection of any material Tax.

(d)  No audit or other examination of any material Return of Avanex or any of its subsidiaries by any Tax authority is presently in progress, nor has Avanex or any of its subsidiaries been notified in writing of any request for such an audit or other examination.

(e)  Neither Avanex nor any of its subsidiaries had, as of December 31, 2001, any liability for any material unpaid Taxes that has not been accrued for or reserved against on the Avanex Balance Sheet in accordance with GAAP, whether asserted or unasserted, contingent or otherwise. Since December 31, 2001, neither Avanex nor any of its subsidiaries has incurred any liability for any material Taxes other than in the ordinary course of business.

(f)  There is no contract, agreement, plan or arrangement to which Avanex or any of its subsidiaries is a party as of the date of this Agreement, including but not limited to the provisions of this Agreement, covering any employee or former employee of Avanex or any of its subsidiaries that, individually or collectively, would reasonably be expected to give rise to the payment of any amount in excess of $250,000 that would not be deductible pursuant to Sections 404 or 162(m) of the Code. There is no contract, agreement, plan or arrangement to which Avanex is a party or by which it is bound to compensate any individual for excise taxes paid pursuant to Section 4999 of the Code.

(g)  Neither Avanex nor any of its subsidiaries has filed any consent agreement under Section 341(f) of the Code or agreed to have Section 341(f)(2) of the Code apply to any disposition of a subsection (f) asset (as defined in Section 341(f)(4) of the Code) owned by Avanex or any of its subsidiaries.

(h)  Neither Avanex nor any of its subsidiaries (a) is party to or has any obligation under any Tax sharing, indemnity or allocation agreement or arrangement (b) has ever been a member of an affiliated group (within the meaning of Code §1504(a)) filing a consolidated federal income Tax Return (other than a group the common parent of which was Avanex) or (c) has any liability for the Taxes of any person (other than Avanex or any of its subsidiaries) under Treas. Reg. § 1.1502-6 (or any similar provision of state, local or foreign law), as a transferee or successor, by contract, or otherwise.

(i)  Neither Avanex nor any of its subsidiaries has constituted either a “distributing corporation” or a “controlled corporation” in a distribution of stock intended to qualify for tax-free treatment under Section 355 of the Code (x) in the two years prior to the date of this Agreement or (y) in a distribution which could otherwise constitute part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) in conjunction with the Merger.

3.8    Avanex Intellectual Property.    For the purposes of this Agreement, the following terms have the following definitions:

“Avanex Intellectual Property” shall mean any Intellectual Property that is owned by, or exclusively licensed to, Avanex or any of its subsidiaries.

“Avanex Registered Intellectual Property” means all of the Registered Intellectual Property owned by, or filed in the name of, Avanex or any of its subsidiaries.

(a)  Except with respect to Avanex Registered Intellectual Property that Avanex intentionally abandoned and/or is no longer used by or intended to be used by Avanex, Section 3.8(a) of the Avanex Disclosure Letter lists all Registered Intellectual Property owned by, filed in the name of, or applied for by Avanex or any of its subsidiaries, and lists any proceedings or actions before any court, tribunal (including the United States Patent and Trademark Office or equivalent authority anywhere in the world) related to Avanex Registered Intellectual Property.

(b)  To the Knowledge of Avanex, no Avanex Intellectual Property or product or service of Avanex or any of its subsidiaries is subject to any proceeding or outstanding decree, order, judgment, contract, license, agreement, or stipulation restricting in any manner the use, transfer, or licensing thereof by Avanex or any of its subsidiaries in a manner that would reasonably be expected to have a Material Adverse Effect, or that may affect the validity, use or enforceability of such Avanex Intellectual Property in a manner that would reasonably be expected to have a Material Adverse Effect.

(c)  Except with respect to Avanex Registered Intellectual Property that Avanex intentionally abandoned and/or is no longer used by or intended to be used by Avanex as set forth in Section 3.8(c) of the Avanex Disclosure Letter, each material item of Avanex Registered Intellectual Property is valid and subsisting, all necessary registration, maintenance and renewal fees currently due in connection with such Avanex Registered Intellectual Property have been made and all necessary documents, recordations and certificates in connection with such Avanex Registered Intellectual Property have been filed with the relevant Patent, Copyright, Trademark or other authorities in the United States or foreign jurisdictions, as the case may be, for the purposes of maintaining such Avanex Registered Intellectual Property. Except as set forth in Section 3.8(a) of the Avanex Disclosure Letter, there are no actions that must be taken by Avanex within ninety (90) days of the Closing Date, including the payment of any registration, renewal or maintenance fees or the filing of any responses to PTO office actions, documents, applications or certificates for the purpose of obtaining, maintaining, perfecting, preserving or renewing any Avanex Registered Intellectual Property Rights.

(d)  Other than inbound “shrink-wrap” and similar publicly available commercial binary code end-user licenses, Section 3.8(d) of the Avanex Disclosure Letter lists all material contracts, licenses and agreements to which Avanex and any of its subsidiaries is a party (i) with respect to any Avanex Intellectual Property licensed or transferred to any third party, or placed into escrow with any third party; or (ii) pursuant to which a third party has licensed or transferred any material Intellectual Property to Avanex or any of its subsidiaries.

(e)  Avanex owns and has good and exclusive title to, or has licensed (sufficient for the conduct of its business as currently conducted and as presently proposed to be conducted), each material item of Avanex Intellectual Property or other Intellectual Property used by Avanex free and clear of any lien or encumbrance (excluding licenses and related restrictions and any lien for current taxes not yet due and payable; provided, however, that claims of infringement or misappropriation of Avanex Intellectual Property shall not be deemed liens or encumbrances for the purpose of this Section 3.8(e)); and Avanex is the owner of all Trademarks listed in Section 3.8(a) of the Avanex Disclosure Letter used in connection with the operation or conduct of the business of Avanex and its subsidiaries, including the sale of any products or the provision of any services by Avanex and its subsidiaries.

(f)  Avanex owns exclusively, and has good title to, all copyrighted works that are Avanex products or that Avanex or any of its subsidiaries otherwise expressly purports to own, including and documentation related to such products.

(g)  To the extent that any material Avanex Intellectual Property has been developed or created by a third party for Avanex or any of its subsidiaries, Avanex has a written agreement with such third party with respect thereto and pursuant to which Avanex either (i) has obtained ownership of, and is the exclusive owner of all of that third party’s rights in such Intellectual Property, or (ii) has obtained a license (sufficient for the conduct of its business as currently conducted and as proposed to be conducted) to all such third party’s Intellectual Property in such work, material or invention by operation of law or by valid assignment.

(h)  Neither Avanex nor any of its subsidiaries has transferred ownership of, or granted any exclusive license with respect to, any Intellectual Property that is or was material Avanex Intellectual Property owned by Avanex or any of its subsidiaries, to any third party or has permitted rights in material Avanex Intellectual Property owned by Avanex to lapse or enter the public domain (except to the extent that Avanex intentionally permitted such rights to lapse or become public and/or is no longer used by or intended to be used by Avanex or its subsidiaries).

(i)  To the Knowledge of Avanex, all material contracts, licenses and agreements relating to Avanex Intellectual Property are in full force and effect (“Avanex Material IP Agreements”). Except as set forth in Section 3.8(i) of the Avanex Disclosure Letter, to the Knowledge of Avanex, the consummation of the transactions contemplated by this Agreement will neither violate nor result in the breach, modification, cancellation, termination or suspension of such Avanex Material IP Agreements, nor will the consummation of the transactions contemplated by this Agreement result in the release from any escrow of any Avanex Intellectual Property. Avanex and each of its subsidiaries is in material compliance with, and has not materially breached any term of any such Avanex Material IP Agreements and, to the Knowledge of Avanex, all other parties to such Avanex Material IP Agreements are in compliance with, and have not materially breached any term of, such Avanex Material IP Agreements. To the Knowledge of Avanex, no event has occurred, and no circumstance or condition exists that has resulted in, or could reasonably be expected to result in, the release from any escrow of any Avanex Intellectual Property that is owned by Avanex or its subsidiaries. Following the Closing Date, the Surviving Corporation will be permitted to exercise all of Avanex’s and each of its subsidiaries’ rights under such Avanex Material IP Agreements (i) to the same extent Avanex and its subsidiaries would have been able to had the transactions contemplated by this Agreement not occurred, and (ii) without the payment of any additional amounts or consideration other than ongoing fees, royalties or payments which Avanex or its subsidiaries would otherwise be required to pay. Under the terms of the Avanex Contracts and other obligations of Avanex, neither this Agreement nor the transactions contemplated by this Agreement will result in (x) any of Avanex or its subsidiaries, including Merger Sub, granting to any third party any right to or with respect to any material Intellectual Property right owned by, or licensed to, either of them, (y) any of Avanex or its subsidiaries, including Merger Sub, being bound by, or subject to, any non-compete or other material restriction on the operation or scope of their respective businesses, or (z) any of Avanex or its subsidiaries, including Merger Sub, being obligated to pay any royalties or other material amounts to any third party in excess of those payable by Avanex or any of its subsidiaries, including Merger Sub, respectively, before the Closing.

(j)  To the Knowledge of Avanex, the products, services and the operation of the business of Avanex and its subsidiaries as such business currently is conducted, including Avanex’s and its subsidiaries’ design, development, manufacture, marketing and sale of the products or services of Avanex and its subsidiaries (including products currently under development) has not and does not infringe or misappropriate the Intellectual Property of any third party or, to the Knowledge of Avanex, constitute unfair competition or trade practices under the laws of any jurisdiction.

(k)  Except as set forth in Section 3.8(k) of the Avanex Disclosure Letter, neither Avanex nor any of its subsidiaries has received notice from any third party that the operation of the business of Avanex or any of its subsidiaries or any act, product or service of Avanex or any of its subsidiaries, infringes or misappropriates the Intellectual Property of any third party or constitutes unfair competition or trade practices under the laws of any jurisdiction in a manner that would reasonably be expected to have a Material Adverse Effect.

(l)  Avanex and each of its subsidiaries has taken reasonable steps to protect Avanex’s and its subsidiaries’ rights in Avanex’s and its subsidiaries’ confidential information and trade secrets (except to the extent intentionally not protected because such confidential information or trade secrets are no longer used by or intended to be used by Avanex or its subsidiaries) or any trade secrets or confidential information of third parties provided to Avanex or any of its subsidiaries (to the extent subject to confidentiality restrictions). Without limiting the foregoing, except where the failure to do so would not reasonably be expected to have a Material Adverse Effect, each of Avanex and its subsidiaries (x) has and enforces a policy requiring each employee to execute a proprietary information/confidentiality and invention assignment agreement substantially in the forms provided to Oplink and all current and former employees of Avanex and any of its subsidiaries have executed such an agreement; and (y) has and enforces a policy requiring each contractor or third party that receives Avanex’s or its subsidiaries’ confidential information and/or trade secrets from Avanex or its subsidiaries, to execute a proprietary information/confidentiality agreement substantially in the forms provided to Oplink and all current and former contractors and third parties that have received Avanex’s or its subsidiaries’ confidential information and/or trade secrets have executed such an agreement. All Intellectual Property used in or necessary to the conduct of Avanex’s and each of its subsidiaries’ businesses as presently conducted or currently contemplated to be conducted by Avanex and its subsidiaries, was written and created solely by either (i) employees of Avanex or its subsidiaries acting within the scope of their employment and is owned by Avanex, or (ii) by third parties who have either validly and irrevocably assigned all of their rights, including applicable Intellectual Property rights therein, to Avanex or its subsidiaries, or granted Avanex a license to all such rights, including applicable Intellectual Property rights therein, sufficient for the conduct of Avanex’s business as currently conducted and as presently proposed to be conducted except where the failure to assign or grant such rights would not reasonably be expected to have a Material Adverse Effect, and no third party owns or, and has any rights to any of Avanex Intellectual Property except where it would not reasonably be expected to have a Material Adverse Effect.

3.9    Compliance; Permits; Restrictions.

(a)  Neither Avanex nor any of its subsidiaries nor the conduct of their respective businesses is, in any material respect, in conflict with, or in default or violation of, (i) any Legal Requirement applicable to Avanex or any of its subsidiaries or by which its or any of their respective businesses or properties is bound or affected, or (ii) any material note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which Avanex or any of its subsidiaries is a party or by which Avanex or any of its subsidiaries or its or any of their respective businesses or properties is bound or affected. No investigation or review by any Governmental Entity is pending or, to the Knowledge of Avanex, threatened against Avanex or its subsidiaries, nor has any Governmental Entity indicated to Avanex an intention to conduct the same. There is no agreement, judgment, injunction, order or decree binding upon Avanex or any of its subsidiaries which has or could reasonably be expected to have the effect of prohibiting or materially impairing any business practice of Avanex or any of its subsidiaries, any acquisition of material property by Avanex or any of its subsidiaries or the conduct of business by Avanex as currently conducted or presently proposed to be conducted.

(b)  Avanex and its subsidiaries hold all permits, licenses, variances, exemptions, orders and approvals from governmental authorities that are material to the operation of the business of Avanex, including, without limitation such permits, licenses, approvals, consents and other authorizations issued by the appropriate federal, state, local or foreign regulatory agencies or bodies (collectively, the “Avanex Permits”). Avanex and its subsidiaries are in compliance in all material respects with the terms of the Avanex Permits.

3.10    Litigation.    There is no suit, action, judgment, proceeding, claim, arbitration or investigation (each an “Action”) pending or, to the Knowledge of Avanex, threatened, against or affecting Avanex or any subsidiary of Avanex or any property or asset of Avanex or any subsidiary of Avanex which, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect on Avanex, or which in any manner seeks to prevent, enjoin, alter or delay any of the transactions contemplated by this Agreement.

3.11    Brokers’ and Finders’ Fees.    Except for fees payable to UBS Warburg, LLC pursuant to an engagement letter dated January 8, 2002, Avanex has not incurred, nor will it incur, directly or indirectly, any liability for brokerage or finders’ fees or agents’ commissions or any similar charges in connection with this Agreement or any transaction contemplated hereby.

3.12    Employee Benefit Plans.

(a)  The employee compensation, severance, termination pay, deferred compensation, stock or stock-related awards, incentive, fringe or benefit plans, programs, policies, commitments or other arrangements (whether or not set forth in a written document and including, without limitation, all “employee benefit plans” within the meaning of Section 3(3) of ERISA) covering any active employee, former employee, director or consultant of Avanex, any subsidiary of Avanex or any trade or business (whether or not incorporated) that is an Affiliate, or with respect to which Avanex has or may in the future have liability, are referred to herein as the “Avanex Plans.” Avanex Disclosure Letter 3.12(a) contains a complete and accurate list of each of the Avanex Plans. Avanex has provided to Oplink: (i) correct and complete copies of all documents embodying each Avanex Plan including (without limitation) all amendments thereto, all related trust documents, and all material written agreements and contracts relating to each such Avanex Plan; (ii) the three (3) most recent annual reports (Form Series 5500 and all schedules and financial statements attached thereto), if any, required under ERISA or the Code in connection with each Avanex Plan; (iii) the most recent summary plan description together with the summary(ies) of material modifications thereto, if any, required under ERISA with respect to each Avanex Plan; (iv) all IRS determination, opinion, notification and advisory letters relating to any Avanex Plan; (v) all material correspondence to or from any governmental agency relating to any Avanex Plan; (vi) all COBRA forms and related notices; (vii) all discrimination tests for each Avanex Plan, if applicable, for the most recent three (3) plan years; and (viii) if the Avanex Plan is funded, the most recent periodic accounting of the Avanex Plan assets.

(b)  Each Avanex Plan has been maintained and administered in all material respects in compliance with its terms and with the requirements prescribed by any and all statutes, orders, rules and regulations (foreign or domestic), including ERISA and the Code, that are applicable to such Avanex Plans. No suit, action or other litigation (excluding claims for benefits incurred in the ordinary course of Avanex Plan activities) has been brought, or to the Knowledge of Avanex is threatened, against or with respect to any such Avanex Plan. There are no audits, inquiries or proceedings pending or, to the Knowledge of Avanex, threatened by the IRS or the DOL with respect to any Avanex Plans. All contributions, reserves or premium payments required to be made or accrued as of the date hereof to the Avanex Plans have been timely made or accrued. Section 3.12(b) of the Avanex Disclosure Letter includes a listing of the accrued vacation liability of Avanex as of February 22, 2002. Any Avanex Plan intended to be qualified under Section 401(a) of the Code and each trust intended to qualify under Section 501(a) of the Code (i) has either applied for or obtained a favorable determination, notification, advisory and/or opinion letter, as applicable, as to its qualified status from the IRS or still has a remaining period of time under applicable Treasury Regulations or IRS pronouncements in which to apply for such letter and to make any amendments necessary to obtain a favorable determination, and (ii) incorporates or has been amended to incorporate all provisions required to comply with the Tax Reform Act of 1986 and subsequent legislation, unless the Avanex Plan still has a remaining period of time under applicable Treasury Regulations or IRS pronouncements in which to conform to such legislation. Avanex does not have any plan or commitment to establish any new Avanex Plan, to modify any Avanex Plan (except to the extent required by law or to conform any such Avanex Plan to the requirements of any applicable law, in each case as previously disclosed to Oplink in writing, or as required by this Agreement), or to enter into any new Avanex Plan. Each Avanex Plan can be amended, terminated or otherwise discontinued after the Effective Time in accordance with its terms, without liability to Oplink, Avanex or any of its Affiliates (other than ordinary administration expenses or the issuance of Avanex Common Stock upon exercise of previously granted Avanex Options).

(c)  Neither Avanex, any of its subsidiaries, nor any of their Affiliates has at any time ever maintained, established, sponsored, participated in, or contributed to any plan subject to Title IV of ERISA or Section 412 of the Code and at no time has Avanex contributed to or been requested to contribute to any “multiemployer plan,” as such term is defined in Section 3(37)(A) of ERISA. Neither Avanex nor any Affiliate has at any time ever maintained, established, sponsored, participated in or contributed to any multiple employer plan, or to any plan described in Section 413 of the Code. Neither Avanex, any of its subsidiaries, nor any officer or director of Avanex or any of its subsidiaries is subject to any liability or penalty under Section 4975 through 4980B of the Code or Title I of ERISA. No “prohibited transaction,” within the meaning of Section 4975 of the Code or Sections 406 and 407 of ERISA, and not otherwise exempt under Section 4975 of the Code or Section 408 of ERISA, has occurred with respect to any Avanex Plan.

(d)  Neither Avanex, any of its subsidiaries, nor any of their Affiliates has, before the Effective Time and in any material respect, violated any of the health continuation requirements of the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended and as codified in Section 4980B of the Code and Sections 601 through 608 of ERISA, the requirements of the Family Medical Leave Act of 1993, as amended, the Health Insurance Portability and Accountability Act of 1996, as amended, or any similar provisions of state law applicable to Avanex employees. None of the Avanex Plans promises or provides retiree medical or other retiree welfare benefits to any person except as required by applicable law, and neither Avanex nor any of its subsidiaries has represented, promised or contracted (whether in oral or written form) to provide such retiree benefits to any employee, former employee, director, consultant or other person, except to the extent required by statute. Except as specifically set forth in Section 3.12(d) of the Avanex Disclosure Letter, no Avanex Plan provides health benefits that are not fully insured through an insurance contract.

(e)  Neither Avanex nor any of its subsidiaries is bound by or subject to (and none of its respective assets or properties is bound by or subject to) any arrangement with any labor union. No employee of Avanex or any of its subsidiaries is represented by any labor union or covered by any collective bargaining agreement and, to the Knowledge of Avanex, no campaign to establish such representation is in progress. There is no pending or, to the Knowledge of Avanex, threatened labor dispute involving Avanex or any of its subsidiaries and any group of its employees nor has Avanex or any of its subsidiaries experienced any labor interruptions over the past three (3) years, and Avanex and its subsidiaries consider their relationships with their employees to be good. Avanex (i) is in compliance in all respects with all applicable foreign, federal, state and local laws, rules and regulations respecting employment, employment practices, terms and conditions of employment and wages and hours, in each case, with respect to its current or former employees; (ii) has withheld and reported all amounts required by law or by agreement to be withheld and reported with respect to wages, salaries and other payments to its current or former employees; (iii) is not liable for any arrears of wages or any taxes or any penalty for failure to comply with any of the foregoing; and (iv) is not liable for any payment to any trust or other fund governed by or maintained by or on behalf of any governmental authority, with respect to unemployment compensation benefits, social security or other benefits or obligations for its current and former employees (other than routine payments to be made in the normal course of business and consistent with past practice). There are no pending, threatened or reasonably anticipated claims or actions against Avanex under any worker’s compensation policy or long-term disability policy.

(f)  Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (either alone or upon the occurrence of any additional or subsequent events)

(i) result in any payment (including severance, unemployment compensation, golden parachute, forgiveness of indebtedness, bonus or otherwise) becoming due to any stockholder, director or employee of Avanex or any of its subsidiaries under any Avanex Plan or otherwise, (ii) materially increase any benefits otherwise payable under any Avanex Plan, or (iii) result in the acceleration of the time of payment or vesting of any such benefits.

(g)  No payment or benefit which will or may be made by Avanex or its Affiliates with respect to any employee or any other “disqualified individual” (as defined in Code Section 280G and the regulations thereunder) will be characterized as a “parachute payment,” within the meaning of Code Section 280G(B)(2). In the event that the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby (either alone or upon the occurrence of any additional or subsequent events) results in any payment or benefit which will be characterized as a “parachute payment,” within the meaning of Code Section 280G(B)(2), Section 3.12(g) of the Avanex Disclosure Letter shall list all persons who Avanex reasonably believes are, with respect to Avanex or any of its subsidiaries, “disqualified individuals” (within the meaning of Section 280G of the Code and the regulations promulgated thereunder) as determined as of the date hereof. Within a reasonable period of time after the last business day of each month after the date hereof and on or about the date which is five (5) business days prior to the expected date of the Closing, Avanex shall, as and to the extent necessary, deliver to Oplink a revised Schedule 3.12(g) which sets forth any additional information which Oplink reasonably believes would affect the determination of the persons who are, with respect to Avanex or any of its subsidiaries, deemed to be “disqualified individuals” (within the meaning of Section 280G of the Code and the regulations promulgated thereunder) as of the date of each such revised Schedule 3.12(g).

(h)  Each Avanex Plan that has been adopted or maintained by Avanex or its affiliates, whether informally or formally, for the benefit of employees located outside the United States is specifically set forth in Section 3.12(h) of the Avanex Disclosure Letter.

3.13    Absence of Liens and Encumbrances.    Avanex and each of its subsidiaries has good and valid title to, or, in the case of leased properties, valid leasehold interests in, all of its tangible properties and assets, real, personal and mixed, used in its business, free and clear of any liens or encumbrances except as reflected in the Avanex Financials and except for liens for taxes not yet due and payable and such imperfections of title and encumbrances, if any, which would not be material to Avanex.

3.14    Environmental Matters.

(a)  Hazardous Material.    Except as reasonably would not be likely to result in a material liability to Avanex (in any individual case or in the aggregate), no underground storage tanks and no Hazardous Materials are present as a result of the actions of Avanex, of its subsidiaries or any affiliate of Avanex, or to the Knowledge of Avanex, as a result of any actions of any third party, or otherwise, in, on or under any property, including the land and the improvements, ground water and surface water thereof, that Avanex or any of its subsidiaries has at any time owned, operated, occupied or leased.

(b)  Hazardous Materials Activities.    Except as reasonably would not be likely to result in a material liability to Avanex (in any individual case or in the aggregate), (i) neither Avanex nor any of its subsidiaries has transported, stored, used, manufactured, disposed of, released or exposed its employees or others to Hazardous Materials in violation of any law in effect on or before the Closing Date, and (ii) neither Avanex nor any of its subsidiaries has engaged in Hazardous Materials Activities in violation of any law, rule, regulation, treaty or statute promulgated by any Governmental Entity in effect on or prior to the Closing Date to prohibit, regulate or control Hazardous Materials or any Hazardous Material Activity or in a manner that would be likely to result in material liability to Avanex.

(c)  Permits.    Avanex and its subsidiaries currently hold all Environmental Permits necessary for the conduct of Avanex’s and its subsidiaries’ Hazardous Material Activities and other businesses of Avanex and its subsidiaries as such activities and businesses are currently being conducted, except where the failure to hold such Environmental Permits could not be reasonably expected to result in a material liability to Avanex.

(d)  Environmental Liabilities.    No action, proceeding, revocation proceeding, amendment procedure, writ, injunction or claim is pending, or to Avanex’s Knowledge, threatened concerning any Environmental Permit, Hazardous Material or any Hazardous Materials Activity of Avanex or any of its subsidiaries.

3.15    Agreements, Contracts and Commitments.    The following agreements, contracts or commitments with respect to which Avanex or one of its subsidiaries is a party or is bound are referred to herein as the “Avanex Contracts”:

(a)  any employment or consulting agreement, contract or commitment with any officer or director or higher level employee or member of Avanex’s Board of Directors, other than those that are terminable by Avanex or any of its subsidiaries on no more than thirty (30) days’ notice without liability or financial obligation to Avanex;

(b)  any agreement or plan, including, without limitation, any stock option plan, stock appreciation right plan or stock purchase plan, any of the benefits of which will be increased, or the vesting of benefits of which will be accelerated, by the occurrence of any of the transactions contemplated by this Agreement or the value of any of the benefits of which will be calculated on the basis of any of the transactions contemplated by this Agreement;

(c)  any agreement of indemnification or any guaranty other than any agreement of indemnification entered into in connection with the sale or license of software products in the ordinary course of business;

(d)  any agreement, contract or commitment containing any covenant limiting in any respect the right of Avanex or any of its subsidiaries to engage in any line of business or to compete with any person or granting any exclusive distribution rights;

(e)  any agreement, contract or commitment currently in force relating to the disposition or acquisition by Avanex or any of its subsidiaries after the date of this Agreement of assets in excess of $250,000 not in the ordinary course of business or pursuant to which Avanex has any material ownership interest in any corporation, partnership, joint venture or other business enterprise other than Avanex’s subsidiaries;

(f)  any dealer, distributor, joint marketing, alliance, development or other agreement currently in force under which Avanex or any of its subsidiaries have continuing material obligations to jointly market any product, technology or service, or any material agreement pursuant to which Avanex or any of its subsidiaries have continuing material obligations to jointly develop any intellectual property that will not be owned, in whole or in part, by Avanex or any of its subsidiaries;

(g)  any material agreement, contract or commitment currently in force to license any third party to manufacture or reproduce any Avanex product, service or technology or any material agreement, contract or commitment currently in force to sell or distribute any Avanex products or service, except agreements with distributors or sales representative in the normal course of business cancelable without penalty upon notice of ninety (90) days or less and substantially in the form previously provided to Oplink;

(h)  any agreement, contract or commitment currently in force to provide source code to any third party, including any escrow agent, for any product or technology that is material to Avanex and its subsidiaries taken as a whole;

(i)  any mortgages, indentures, guarantees, loans or credit agreements, security agreements or other agreements or instruments relating to the borrowing of money or extension of credit;

(j)  any settlement agreement entered into within five (5) years prior to the date of this Agreement; or

(k)  any other agreement, contract or commitment (i) in connection with or pursuant to which Avanex and its subsidiaries will spend or receive (or are expected to spend or receive), in the aggregate, more than $250,000 during the current fiscal year or during the next fiscal year, or (ii) that is a material contract (as defined in Item 601(b)(10) of Regulation S-K of the SEC rules).

Neither Avanex nor any of its subsidiaries, nor to Avanex’s Knowledge any other party to a Avanex Contract is in material breach, violation or default under, and neither Avanex nor any of its subsidiaries has received written notice that it has breached, violated or defaulted under, any of the material terms or conditions of any Avanex Contract in such a manner as would permit any other party to cancel or terminate any such Avanex Contract, or would permit any other party to seek material damages or other remedies (for any or all of such breaches, violations or defaults, in the aggregate).

3.16    Avanex Properties.    Neither Avanex nor any of its subsidiaries owns any real property. Avanex and each of its subsidiaries have good and defensible title to, or in the case of leased properties and assets, valid leasehold interests in, all of their material properties and assets, free and clear of all liens, charges and encumbrances except liens for taxes not yet due and payable and such liens or other imperfections of title, if any, as do not materially detract from the value of or materially interfere with the present use of the property affected thereby; and all leases pursuant to which Avanex or any of its subsidiaries lease from others material real or personal property are in good standing, valid and effective in accordance with their respective terms, and there is not, under any such leases, any existing material default or event of default of Avanex or any of its subsidiaries or, to Avanex’s Knowledge, any other party (or any event which with notice or lapse of time, or both, would constitute a material default and in respect of which Avanex or its subsidiary has not taken steps to prevent such default from occurring). All the plants, structures, facilities, properties, leased premises and equipment of Avanex and its subsidiaries, except such as may be under construction as set forth in Section 3.16. of the Avanex Disclosure Letter, are in good operating condition and repair, in all material respects.

3.17    Statements; Joint Proxy Statement/Prospectus.    None of the information supplied or to be supplied by Avanex for inclusion or incorporation by reference in (i) the Registration Statement will at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading and (ii) the Joint Proxy Statement/Prospectus shall not, on the date the Joint Proxy Statement/Prospectus is first mailed to Avanex’s stockholders and Oplink’s stockholders, at the time of the Avanex Stockholders’ Meeting or the Oplink Stockholders’ Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not false or misleading, or omit to state any material fact necessary to correct any statement in any earlier communication with respect to the solicitation of proxies for the Avanex Stockholders’ Meeting or the Oplink Stockholders’ Meeting which has become false or misleading. The Joint Proxy Statement/Prospectus will comply as to form in all material respects with the provisions of the Exchange Act and the rules and regulations thereunder. If at any time before the Effective Time, any event relating to Avanex or any of its affiliates, officers or directors should be discovered by Avanex which should be set forth in an amendment to the Registration Statement or a supplement to the Joint Proxy Statement/Prospectus, Avanex shall promptly inform Oplink. Notwithstanding the foregoing, Avanex makes no representation or warranty with respect to any information supplied or to be supplied by Oplink that is, will be, or is required to be contained in any of the foregoing documents.

3.18    Board Approval.    The Board of Directors of Avanex (i) has determined that the Merger is fair to, and in the best interests of, Avanex and its stockholders, (ii) has approved this Agreement, the Option Agreements, the Merger and the other transactions contemplated by this Agreement and the Option Agreements and (iii) has approved and determined to recommend that the stockholders of Avanex vote to approve the Share Issuance (collectively, the “Avanex Board Recommendation,” and each of the Avanex Board Recommendation and the Oplink Board Recommendation are hereinafter referred to, as applicable, a “Board Recommendation”).

3.19    Opinion of Financial Advisor.    The Board of Directors of Avanex has received an opinion from UBS Warburg, LLC dated the date of this Agreement, to the effect that, as of such date, the Exchange Ratio is fair, from a financial point of view to Avanex, a signed copy of which opinion will be delivered to Oplink solely for informational purposes as promptly as practicable after receipt thereof by Avanex.

3.20    Vote Required.    The affirmative vote of the holders of a majority of the shares of Avanex Common Stock entitled to vote, present in person or proxy, on the Share Issuance is the only vote of the holders of any class or series of Avanex’s capital stock necessary to approve this Agreement and the transactions contemplated hereby.

3.21    State Takeover Statutes.    The Board of Directors of Avanex has approved this Agreement, the Avanex Voting Agreements, the Avanex Option Agreement and the Merger and the other transactions contemplated hereby and thereby, and such approval is sufficient to render inapplicable to the Merger and the other transactions contemplated hereby and thereby the restrictions contained in Section 203 of the Delaware Law, to the extent, if any, such restrictions would otherwise be applicable to the Merger, this Agreement, the Avanex Voting Agreements and the Avanex Option Agreement and the other transactions contemplated by this Agreement, the Avanex Voting Agreements and the Avanex Option Agreement. No other state takeover statute or similar statute or regulation applies or purports to apply to the Merger, this Agreement, the Avanex Voting Agreements, the Avanex Option Agreement or the transactions contemplated hereby and thereby.

3.22    Avanex Rights Agreement.    The Board of Directors of Avanex has amended (substantially in the form provided to Oplink) the Preferred Stock Rights Agreement entered into as of July 26, 2001 between Avanex and EquiServe Trust Company, N.A. (the “Avanex Rights Agreement”) to the effect that none of Oplink or any of its affiliates shall become an “Acquiring Person” and that no “Distribution Date” or “Triggering Event” (as such terms are defined in the Avanex Rights Agreement) will occur as a result of the approval, execution or delivery of this Agreement, the Avanex Option Agreement the Avanex Voting Agreements or the consummation of the transactions contemplated hereby and thereby.

3.23    Foreign Corrupt Practices Act.    Neither Avanex nor any of its subsidiaries, nor any officer, director, employee or agent thereof or any stockholder thereof acting on behalf of Avanex or any of its subsidiaries, has done any act or authorized, directed or participated in any act, in violation of any provision of the United States Foreign Corrupt Practices Act of 1977, as amended, applied to such entity or person.

ARTICLE IV

CONDUCT PRIOR TO THE EFFECTIVE TIME

4.1    Conduct of Business by Oplink.    During the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement pursuant to its terms or the Effective Time, Oplink (which for the purposes of this Article IV shall include Oplink and each of its subsidiaries) agrees, except (i) as specifically provided in this Agreement or Article IV of the Oplink Disclosure Letter or (ii) to the extent that Avanex shall otherwise consent in writing (the provision of a response to any request for such consent not to be unreasonably delayed), to carry on its business in the ordinary course, in substantially the same manner as heretofore conducted and in compliance with all applicable laws and regulations, to pay its debts and taxes when due subject to good faith disputes over such debts or taxes, to pay or perform other material obligations when due, subject to good faith disputes over such obligations, and use its commercially reasonable efforts consistent with past practices and policies to preserve intact its present business organization, keep available the services of its present officers and employees and preserve its relationships with customers, suppliers, distributors, licensors, licensees and others with which it has business dealings. Without limiting the generality of the foregoing, Oplink agrees to take the actions described on Schedule 4.1(a) hereto. In addition, except (x) as specifically provided in this Agreement or Article IV of the Oplink Disclosure Letter or (y) to the extent that Avanex shall otherwise consent in writing (the provision of a response to any request for such consent not to be unreasonably delayed), Oplink shall not do any of the following and shall prevent its subsidiaries from doing any of the following:

(a)  Except as required by law or pursuant to the terms of Oplink Stock Option Plans or written agreements outstanding on the date hereof and disclosed to Avanex in Section 4.1(a) of the Oplink Disclosure Letter, accelerate, amend, modify or waive any stock repurchase rights; accelerate, amend or modify the period of exercisability or other material terms of options, warrants or restricted stock; reprice or exchange options or warrants granted under any employee, consultant or director stock plans or otherwise; or authorize cash payments in exchange for any options, warrants or restricted stock granted under any of such plans or otherwise;

(b)  Enter into any material partnership arrangements, joint development agreements or strategic alliances;

(c)  Grant any severance or termination pay (cash, equity or otherwise) to any officer or employee except pursuant to written agreements outstanding, or policies existing, on the date hereof and as disclosed in Section 4.1(c) of the Oplink Disclosure Letter or otherwise immaterial in amount (not to exceed $15,000 individually and $250,000 in the aggregate), or adopt any new severance plan or amend or modify or alter in any manner any severance plan, agreement or arrangement existing on the date hereof;

(d)  Transfer or license to any person or entity or otherwise extend, amend or modify in any material respect any rights to the Oplink Intellectual Property, or enter into any agreements or make other commitments or arrangements to grant, transfer or license to any person future patent rights, other than non-exclusive licenses granted to customers, resellers and end users in the ordinary course of business consistent with past practices;

(e)  Declare, set aside or pay any dividends on or make any other distributions (whether in cash, stock, equity securities or property) in respect of any capital stock or split, combine or reclassify any capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for any capital stock;

(f)  Purchase, redeem or otherwise acquire, directly or indirectly, any shares of capital stock of Oplink or its subsidiaries, except repurchases of unvested shares at cost in connection with the termination of the employment relationship with any employee pursuant to stock option or purchase agreements in effect on the date hereof;

(g)  Issue, deliver, sell, authorize, pledge or otherwise encumber any shares of capital stock or any securities convertible into shares of capital stock, or subscriptions, rights, warrants or options to acquire any shares of capital stock or any securities convertible into shares of capital stock, or enter into other agreements or commitments of any character obligating it to issue any such shares or convertible securities, other than (i) the issuance, delivery and/or sale of shares of Oplink Common Stock pursuant to the exercise of stock options therefor outstanding as of the date of this Agreement, (ii) the granting of options to purchase shares of Oplink Common Stock to be granted at fair market value in the ordinary course of business, consistent with past practice and in accordance with existing stock option plans in an amount not to exceed options to purchase 50,000 shares for any one person, but in any event not to exceed 1,000,000 shares in the aggregate, (iii) shares of Oplink Common Stock issuable upon the exercise of the options referred to in clause (ii) above, and (iv) shares of Oplink Common Stock issuable to participants in Oplink’s 2000 Employee Stock Purchase Plan (the “Oplink Purchase Plan”) consistent with the terms thereof.

(h)  Cause, permit or propose any amendments to the Certificate of Incorporation or Bylaws of Oplink (or similar governing instruments of any subsidiaries);

(i)  Acquire or agree to acquire by merging or consolidating with, or by purchasing any equity interest in or a material portion of the assets of, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof, or otherwise acquire or agree to acquire any assets that are material, individually or in the aggregate, to the business of Oplink;

(j)  Sell, lease, license, encumber, convey, assign, sublicense or otherwise dispose of or transfer, in whole or in part, any properties or assets or any interest therein (other than those transfers or licenses permitted by Section 4.1 (d)) except for sales, leases, licenses, encumbrances, conveyances, assignments, sublicenses, dispositions or other transfers (i) in the ordinary course of business consistent with past practice or (ii) of property or assets that are not material, individually or in the aggregate, to the business of Oplink;

(k)  Incur any indebtedness for borrowed money or guarantee any such indebtedness of another person, issue or sell any debt securities or options, warrants, calls or other rights to acquire any debt securities of Oplink, enter into any “keep well” or other agreement to maintain any financial statement condition or enter into any arrangement having the economic effect of any of the foregoing other than (i) in connection with the financing of ordinary course trade payables consistent with past practice or (ii) pursuant to existing credit facilities in the ordinary course of business;

(l)  Adopt or amend any employee benefit plan or employee stock purchase or employee stock option plan, or enter into any employment contract or collective bargaining agreement (other than offer letters and letter agreements entered into in the ordinary course of business consistent with past practice with employees who are terminable “at will”), pay any special bonus or special remuneration (cash, equity or otherwise) to any director, employee or consultant, or increase the salaries or wage rates or fringe benefits (including rights to severance or indemnification) of its directors, officers, employees or consultants except payment of bonuses or increases in salaries or wage rates or fringe benefits to non-officer employees or consultants in the ordinary course of business consistent with past practice;

(m)  Make any individual or series of related payments outside of the ordinary course of business in excess of $250,000;

(n)  Except in the ordinary course of business consistent with past practice, modify, amend or terminate any material contract or agreement to which Oplink or any of its subsidiaries is a party, or waive, delay the exercise of, release or assign any material rights or material claims thereunder;

(o)  Enter into, or materially modify, any material contract, agreement or obligation relating to the distribution, sale, license or marketing by third parties of Oplink’s products or products licensed by Oplink, other than nonexclusive contracts, agreements or obligations entered into in the ordinary course of business that can be terminated or cancelled by Oplink without material penalty or further material payment and without more than ninety (90) days’ notice;

(p)  Revalue any of its assets or, except as required by GAAP, adopt or change any accounting methods, principles or practices;

(q)  Enter into any closing agreement in respect of material Taxes, settle any claim or assessment in respect of any material Taxes, or consent to any extension or waiver of the limitation period applicable to any claim or assessment in respect of any material Taxes;

(r)  Incur or enter into any agreement or commitment in excess of $500,000 individually;

(s)  Hire any employee or consultant with an annual compensation level in excess of $125,000 or who is entitled to or is paid a bonus in excess of $75,000;

(t)  Pay, discharge or satisfy any claim, liability or obligation (absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge or satisfaction of non–material amounts in the ordinary course of business;

(u)  Make any grant of exclusive rights to any third party;

(v)  Modify or amend in any manner that is materially adverse to Oplink, or terminate, any material agreement or any confidentiality agreement entered into by Oplink or any subsidiary in the ordinary course of business, or release or waive any material rights for claims, or modify or amend in any manner materially adverse to Oplink, any confidentiality, standstill or similar agreements to which Oplink or any of its subsidiaries is a party;

(w)  Make or change any material Tax election, change any method of accounting resulting in a material amount of additional Tax or file any material amended Tax Return;

(x)  Engage in any action with the intent to, directly or indirectly, adversely impact or materially delay the consummation of the Merger or any of the other transactions contemplated by this Agreement; or

(y)  Agree in writing or otherwise to take any of the actions described in Section 4.1(a) through (x) above.

4.2    Conduct of Business by Avanex.    During the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement pursuant to its terms or the Effective Time, Avanex (which for the purposes of this Article IV shall include Avanex and each of its subsidiaries) agrees, except (i) as specifically provided in this Agreement or Article IV of the Avanex Disclosure Letter or (ii) to the extent that Oplink shall otherwise consent in writing (the provision of a response to any request for such consent not to be unreasonably delayed), to carry on its business in the ordinary course, in substantially the same manner as heretofore conducted and in compliance with all applicable laws and regulations, to pay its debts and taxes when due subject to good faith disputes over such debts or taxes, to pay or perform other material obligations when due, subject to good faith disputes over such obligations and use its commercially reasonable efforts consistent with past practices and policies to preserve intact its present business organization, keep available the services of its present officers and employees and preserve its relationships with customers, suppliers, distributors, licensors, licensees and others with which it has business dealings. In addition, except (x) as specifically provided in this Agreement or Article IV of the Avanex Disclosure Letter or (y) to the extent that Oplink shall otherwise consent in writing (the provision of a response to any request for such consent not to be unreasonably delayed), Avanex shall not do any of the following and shall prevent its subsidiaries from doing any of the following:

(a)  Except as required by law or pursuant to the terms of Avanex Stock Option Plans or written agreements outstanding on the date hereof and disclosed to Avanex in Section 4.2(a) of the Avanex Disclosure Letter, accelerate, amend, modify or waive any stock repurchase rights; accelerate, amend or modify the period of exercisability or other material terms of options, warrants or restricted stock; reprice or exchange options or warrants granted under any employee, consultant or director stock plans or otherwise; or authorize cash payments in exchange for any options, warrants or restricted stock granted under any of such plans or otherwise;

(b)  Enter into any material partnership arrangements, joint development agreements or strategic alliances;

(c)  Grant any severance or termination pay (cash, equity or otherwise) to any officer or employee except pursuant to written agreements outstanding, or policies existing, on the date hereof and as disclosed in Section 4.2(c) of the Avanex Disclosure Letter or otherwise immaterial in amount (not to exceed $15,000 individually and $250,000 in the aggregate), or adopt any new severance plan or amend or modify or alter in any manner any severance plan, agreement or arrangement existing on the date hereof;

(d)  Transfer or license to any person or entity or otherwise extend, amend or modify in any material respect any rights to the Avanex Intellectual Property, or enter into any agreements or make other commitments or arrangements to grant, transfer or license to any person future patent rights, other than non-exclusive licenses granted to customers, resellers and end users in the ordinary course of business consistent with past practices;

(e)  Declare, set aside or pay any dividends on or make any other distributions (whether in cash, stock, equity securities or property) in respect of any capital stock or split, combine or reclassify any capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for any capital stock;

(f)  Purchase, redeem or otherwise acquire, directly or indirectly, any shares of capital stock of Avanex or its subsidiaries, except repurchases of unvested shares at cost in connection with the termination of the employment relationship with any employee pursuant to stock option or purchase agreements in effect on the date hereof;

(g)  Issue, deliver, sell, authorize, pledge or otherwise encumber any shares of capital stock or any securities convertible into shares of capital stock, or subscriptions, rights, warrants or options to acquire any shares of capital stock or any securities convertible into shares of capital stock, or enter into other agreements or commitments of any character obligating it to issue any such shares or convertible securities, other than (i) the issuance, delivery and/or sale of shares of Avanex Common Stock pursuant to the exercise of stock options therefor outstanding as of the date of this Agreement, (ii) the granting of options to purchase shares of Avanex Common Stock to be granted at fair market value in the ordinary course of business, consistent with past practice and in accordance with existing stock option plans in an amount not to exceed options to purchase 50,000 shares for any one person, but in any event not to exceed 1,000,000 shares in the aggregate, (iii) shares of Avanex Common Stock issuable upon the exercise of the options referred to in clause (ii) above, and (iv) shares of Avanex Common Stock issuable to participants in Avanex’s 1999 Employee Stock Purchase Plan (the “Avanex Purchase Plan”) consistent with the terms thereof.

(h)  Cause, permit or propose any amendments to the Certificate of Incorporation or Bylaws of Avanex (or similar governing instruments of any subsidiaries);

(i)  Acquire or agree to acquire by merging or consolidating with, or by purchasing any equity interest in or a material portion of the assets of, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof, or otherwise acquire or agree to acquire any assets that are material, individually or in the aggregate, to the business of Avanex;

(j)  Sell, lease, license, encumber, convey, assign, sublicense or otherwise dispose of or transfer, in whole or in part, any properties or assets or any interest therein (other than those transfers or licenses permitted by Section 4.2(d)) except for sales, leases, licenses, encumbrances, conveyances, assignments, sublicenses, dispositions or other transfers (i) in the ordinary course of business consistent with past practice or (ii) of property or assets that are not material, individually or in the aggregate, to the business of Avanex;

(k)  Incur any indebtedness for borrowed money or guarantee any such indebtedness of another person, issue or sell any debt securities or options, warrants, calls or other rights to acquire any debt securities of Avanex, enter into any “keep well” or other agreement to maintain any financial statement condition or enter into any arrangement having the economic effect of any of the foregoing other than (i) in connection with the financing of ordinary course trade payables consistent with past practice or (ii) pursuant to existing credit facilities in the ordinary course of business;

(l)  Adopt or amend any employee benefit plan or employee stock purchase or employee stock option plan, or enter into any employment contract or collective bargaining agreement (other than offer letters and letter agreements entered into in the ordinary course of business consistent with past practice with employees who are terminable “at will”), pay any special bonus or special remuneration (cash, equity or otherwise) to any director, employee or consultant, or increase the salaries or wage rates or fringe benefits (including rights to severance or indemnification) of its directors, officers, employees or consultants except payment of bonuses or increases in salaries or wage rates or fringe benefits to non-officer employees or consultants in the ordinary course of business consistent with past practice;

(m)  Make any individual or series of related payments outside of the ordinary course of business in excess of $250,000;

(n)  Except in the ordinary course of business consistent with past practice, modify, amend or terminate any material contract or agreement to which Avanex or any of its subsidiaries is a party or waive, delay the exercise of, release or assign any material rights or material claims thereunder;

(o)  Enter into, or materially modify, any material contract, agreement or obligation relating to the distribution, sale, license or marketing by third parties of Avanex’s products or products licensed by Avanex, other than nonexclusive contracts, agreements or obligations entered into in the ordinary course of business that can be terminated or cancelled by Avanex without material penalty or further material payment and without more than ninety (90) days’ notice;

(p)  Revalue any of its assets or, except as required by GAAP, adopt or change any accounting methods, principles or practices;

(q)  Enter into any closing agreement in respect of material Taxes, settle any claim or assessment in respect of any material Taxes, or consent to any extension or waiver of the limitation period applicable to any claim or assessment in respect of any material Taxes;

(r)  Incur or enter into any agreement or commitment in excess of $500,000 individually;

(s)  Hire any employee or consultant with an annual compensation level in excess of $125,000 or who is entitled to or is paid a bonus in excess of $75,000;

(t)  Pay, discharge or satisfy any claim, liability or obligation (absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge or satisfaction in non-material amounts in the ordinary course of business;

(u)  Make any grant of exclusive rights to any third party;

(v)  Modify or amend in any manner that is materially adverse to Avanex, or terminate, any material agreement or any confidentiality agreement entered into by Avanex or any subsidiary in the ordinary course of business, or release or waive any material rights for claims, or modify or amend in any manner materially adverse to Avanex, any confidentiality, standstill or similar agreements to which Avanex or any of its subsidiaries is a party;

(w)  Make or change any material Tax election, change any method of accounting resulting in a material amount of additional Tax or file any material amended Tax Return;

(x)  Engage in any action with the intent to, directly or indirectly, adversely impact or materially delay the consummation of the Merger or any of the other transactions contemplated by this Agreement; or

(y)  Agree in writing or otherwise to take any of the actions described in Section 4.2(a) through (x) above.

ARTICLE V

ADDITIONAL AGREEMENTS

5.1    Joint Proxy Statement/Prospectus; Registration Statement.    As promptly as practicable after the execution of this Agreement, Avanex and Oplink will prepare and file with the SEC the Joint Proxy Statement/Prospectus, and Avanex will prepare and file with the SEC the Registration Statement in which the Joint Proxy Statement/Prospectus is to be included as a prospectus. Avanex and Oplink will provide each other with any information with respect to it which may be required or appropriate for inclusion in the Joint Proxy Statement/Prospectus and the Registration Statement, or in any amendments or supplements thereto, and cause its counsel and auditors to cooperate with the other’s counsel and auditors in the preparation and filing of the Joint Proxy Statement/Prospectus and the Registration Statement pursuant to this Section 5.1. Each of Avanex and Oplink will respond to any comments from the SEC, will use its commercially reasonable efforts to cause the Registration Statement to be declared effective under the Securities Act as promptly as practicable after such filing and to keep the Registration Statement effective as long as is necessary to consummate the Merger and the transactions contemplated hereby. Each of Avanex and Oplink will notify the other promptly upon the receipt of any comments from the SEC or its staff in connection with the filing of, or amendments or supplements to, the Registration Statement and/or the Joint Proxy Statement/Prospectus. Whenever any event occurs which is required to be set forth in an amendment or supplement to the Joint Proxy Statement/Prospectus, the Registration Statement, Avanex or Oplink, as the case may be, will promptly inform the other of such occurrence and cooperate in filing with the SEC or its staff, and/or mailing to stockholders of Avanex and/or Oplink, such amendment or supplement. Each of Avanex and Oplink shall cooperate and provide the other with a reasonable opportunity to review and comment on any amendment or supplement to the Registration Statement and Joint Proxy Statement/Prospectus prior to filing such with the SEC, and will provide each other with a copy of all such filings made with the SEC. Each of Avanex and Oplink will cause the Joint Proxy Statement/Prospectus to be mailed to its respective stockholders at the earliest practicable time after the Registration Statement is declared effective by the SEC. Each of the parties hereto shall cause the Joint Proxy Statement/Prospectus and the Registration Statement to comply as to form and substance as to such party in all material respects with the applicable requirements of (i) the Exchange Act, (ii) the Securities Act, and (iii) the rules and regulations of Nasdaq. Without in any way limiting or affecting the requirements of Section 5.2(b) hereof, nothing in this Agreement shall preclude either Avanex or Oplink from including in the Joint Proxy Statement/Prospectus or any amendment or supplement thereto any information that it reasonably determines is required to be disclosed pursuant to applicable securities laws.

5.2    Meetings of Stockholders; Board Recommendation

(a)  Meeting of Stockholders.    Promptly after the date hereof, each of Avanex and Oplink will take all action necessary or advisable in accordance with Delaware Law and its respective Certificate of Incorporation and Bylaws to call, hold and convene the Oplink Stockholders’ Meeting and the Avanex Stockholders’ Meeting to consider, in the case of Avanex, the Share Issuance, and in the case of Oplink, approval and adoption of this Agreement and approval of the Merger, respectively (each, a “Stockholders’ Meeting”), to be held as promptly as practicable. Subject to Section 5.3(d), each of Avanex and Oplink will use its commercially reasonable efforts to solicit from its respective stockholders proxies in favor of, in the case of Avanex, the Share Issuance, and, in the case of Oplink, the approval and adoption of this Agreement and approval of the Merger, and will take all other action necessary or advisable to secure the vote or consent of their respective stockholders required by the rules of Nasdaq or Delaware Law to obtain such approvals, including, without limitation, engaging one or more nationally recognized proxy solicitation firms and information agents to assist in such solicitation. Notwithstanding anything to the contrary contained in this Agreement, Avanex or Oplink, as the case may be, may adjourn or postpone its Stockholders’ Meeting to the extent necessary to facilitate the provision of any necessary supplement or amendment to the Joint Proxy Statement/Prospectus is provided to its respective stockholders in advance of the vote to be taken at such meeting or, if as of the time for which the Stockholders’ Meeting is originally scheduled (as set forth in the Joint Proxy Statement/Prospectus) there are insufficient shares of Common Stock of Avanex or Oplink, as the case may be, represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of such Stockholders’ Meeting. Each of Avanex and Oplink shall ensure that its respective Stockholders’ Meeting is called, noticed, convened, held and conducted, and that all proxies solicited by it in connection with the Stockholders’ Meeting are solicited in compliance with Delaware Law, its Certificate of Incorporation and Bylaws, the rules of Nasdaq and all other applicable Legal Requirements. The obligation of Avanex or Oplink, as the case may be, to call, give notice of, convene and hold its Stockholders’ Meeting in accordance with this Section 5.2(a) shall not be limited to or otherwise affected by the commencement, disclosure, announcement or submission to it of any Acquisition Proposal (as defined in Section 5.3(g)) with respect to it, or by any withdrawal, amendment or modification of the recommendation of its Board of Directors with respect to the Merger, this Agreement and/or the Share Issuance.

(b)  Board Recommendation.    Except as provided by Section 5.3(d): (i) the Board of Directors of each of Avanex and Oplink shall make the applicable Board Recommendation to their stockholders, (ii) the Joint Proxy Statement/Prospectus shall include a statement to the effect that the Board of Directors of each of Avanex and Oplink has made the applicable Board Recommendation and (iii) neither the Board of Directors of Avanex or Oplink nor any committee thereof shall withdraw, amend or modify, or propose or resolve to withdraw, amend or modify in a manner adverse to the other party, the applicable Board Recommendation.

5.3    Acquisition Proposals

(a)  No Solicitation.    Subject to Section 5.3(c), each of Avanex and Oplink agrees that neither it nor any of its subsidiaries shall, nor shall it or any of its subsidiaries authorize or permit any of the officers, directors and representatives (including any investment banker, attorney or accountant retained by it or any of its subsidiaries) of it or its subsidiaries to, and that it shall use commercially reasonable efforts to cause its and its subsidiaries’ non-officer employees and other agents not to (and shall not authorize any of them to) directly or indirectly: (i) solicit, initiate, knowingly encourage, knowingly facilitate or knowingly induce any inquiry with respect to, or the making, submission or announcement of, any Acquisition Proposal with respect to itself, (ii) participate in any negotiations regarding, or furnish to any Person any nonpublic information with respect to, or knowingly take any other action to facilitate any inquiries or the making of any proposal that constitutes or may reasonably be expected to lead to, any Acquisition Proposal with respect to itself, (iii) engage in discussions with any Person with respect to any Acquisition Proposal with respect to itself, except as to the existence of the terms contained in this Section 5.3(a), (iv) release or permit the release of any Person from, or waive or permit the waiver of any provision of, any confidentiality, “standstill” or similar agreement (other than as required pursuant to the terms thereof as in effect on the date hereof) under which it or any of its subsidiaries has any rights, or fail to use commercially reasonable efforts to enforce or cause to be enforced in all material respects each such agreement at the request of Avanex (in the case of an agreement under which Oplink has any rights) or Oplink (in the case of an agreement under which Avanex has any rights), (v) approve, endorse or recommend any Acquisition Proposal with respect to itself (except to the extent specifically permitted pursuant to Section 5.3(d)), (vi) amend or grant any waiver or release or approve any transaction or redeem rights under the Avanex Rights Agreement, in the case of Avanex (except as provided for under Section 3.22), or the Oplink Rights Agreement, in the case of Oplink (except as provided for under Section 2.22), (vii) approve any transaction under Section 203 of the DGCL, (viii) approve of any person’s becoming an “interested stockholder” under Section 203 of the DGCL or (ix) enter into any letter of intent or similar document or any contract, agreement or commitment contemplating or otherwise relating to any Acquisition Proposal or transaction contemplated thereby with respect to itself. Each of Avanex and Oplink agrees that it and its subsidiaries shall, and it shall cause its and its subsidiaries’ officers, directors and representatives (including any investment banker, attorney or accountant retained by it or any of its subsidiaries) to, and it shall use commercially reasonable efforts to cause its and its subsidiaries’ non-officer employees and other agents to: immediately cease any and all existing activities, discussions or negotiations with any third parties conducted heretofore with respect to any Acquisition Proposal with respect to itself. Each of Avanex and Oplink agrees that it will promptly request each Person that has entered into a confidentiality agreement with Avanex or Oplink in connection with its consideration of an Acquisition Proposal or equity investment to return all confidential information heretofore furnished to such Person by or on behalf of Avanex or Oplink or any of their subsidiaries, as the case may be.

(b)  Notification of Unsolicited Acquisition Proposals.

(i)  As promptly as practicable (but in any event within one business day) after any of Avanex or Oplink’s respective officers, directors or representatives (including any investment banker, attorney or accountant retained by it or any of its subsidiaries) receives or becomes aware of the receipt of any Acquisition Proposal by Avanex or Oplink, as the case may be, or any request for nonpublic information or inquiry which Avanex or Oplink, as the case may be, reasonably believes could lead to an Acquisition Proposal, Avanex or Oplink, as the case may be, shall provide the other party hereto with written notice of the material terms and conditions of such Acquisition Proposal, request or inquiry, and the identity of the Person or group making any such Acquisition Proposal, request or inquiry and a copy of all written materials provided in connection with such Acquisition Proposal, request or inquiry. The recipient of the Acquisition Proposal, request or inquiry shall keep the other party hereto informed as promptly as practicable (but in any event within one (1) business day) in all material respects of the status and details (including all amendments or proposed amendments) of any such Acquisition Proposal, request or inquiry and shall promptly (but in any event within one (1) business day) provide to the other party hereto a copy of all written and electronic materials subsequently provided in connection with such Acquisition Proposal, request or inquiry.

(ii)  Avanex or Oplink, as the case may be, shall provide the other party hereto with forty-eight (48) hours prior notice (or such lesser prior notice as is provided to the members of its Board of Directors) of any meeting of its Board of Directors at which its Board of Directors is reasonably expected to consider any Acquisition Proposal.

(c)  Superior Offers.    Notwithstanding anything to the contrary contained in Section 5.3(a), in the event that Avanex or Oplink, as the case may be, receives a Superior Offer (as defined in Section 5.3(g) with respect to itself), it may then take the following actions (but only if (i) such party has not breached Section 5.3(a) in connection with (i) the Superior Offer or otherwise breached in any material respect Section 5.3(a) and (ii) to the extent that its Board of Directors believes in good faith, following consultation with its outside legal counsel, that failure to take any such action is reasonably likely to result in a breach of its fiduciary obligations under applicable law):

(i)  Furnish nonpublic information to the third party making such Superior Offer, provided that (i) (A) at least one (1) business day prior to furnishing any such nonpublic information to such party, its gives the other party hereto written notice of its intention to furnish nonpublic information and (B) it receives from the third party an executed confidentiality agreement, the terms of which are at least as restrictive as the terms contained in the Confidentiality Agreement (as defined in Section 5.4), and (ii) contemporaneously with furnishing any such nonpublic information to such third party, it furnishes such nonpublic information to the other party hereto (to the extent such nonpublic information has not been previously so furnished); and

(ii)  Engage in discussions or negotiations with the third party with respect to the Superior Offer, provided that at least forty-eight (48) hours prior to entering into negotiations with such third party, it gives the other party hereto written notice of its intention to enter into negotiations with such third party.

(d)  Changes of Recommendation.    Notwithstanding the provisions of Section 5.2(b), in response to the receipt of a Superior Offer, the Board of Directors of Avanex or Oplink, as the case may be, may withhold, withdraw, amend or modify its Board Recommendation in favor of the Merger, and, in the case of a Superior Offer that is a tender or exchange offer made directly to its stockholders, may recommend that its stockholders accept the tender or exchange offer (any of the foregoing actions in response to the receipt of a Superior Offer, whether by a Board of Directors or a committee thereof, a “Change of Recommendation”), if all of the following conditions in clauses (i) through (v) are met:

(i)  Such a Superior Offer with respect to it has been made and has not been withdrawn;

(ii)  Its Stockholders’ Meeting has not occurred or the requisite vote of its stockholders to (A) approve and adopt this Agreement and approve the Merger or (B) to approve the Share Issuance, as the case may be, has not been obtained;

(iii)  It shall have (A) at least three (3) calendar days prior to a Change of Recommendation, provided to the other party hereto written notice which shall state expressly (1) that it has received such Superior Offer, (2) the material terms and conditions of such Superior Offer and the identity of the Person or group making the Superior Offer, (3) that it intends to effect a Change of Recommendation and the manner in which it intends to do so, (B) provided to the other party hereto a copy of all written and electronic materials delivered to the Person or group making the Superior Offer it has received, and (C) made available to the other party hereto all materials and information made available to the Person or group making the Superior Offer it has received;

(iv)  Its Board of Directors believes in good faith, after consultation with its outside legal counsel, that, in light of such Superior Offer, failure to make the Change of Recommendation is reasonably likely to result in a breach of the Board of Directors’ fiduciary obligations to its stockholders under applicable law; and

(v)  It shall not have breached any of the provisions set forth in Section 5.2 or this Section 5.3 in connection with such Superior Offer.

(e)  Continuing Obligation to Call, Hold and Convene Stockholders’ Meeting; No Other Vote. Notwithstanding anything to the contrary contained in this Agreement, the obligation of Avanex or Oplink, as the case may be, to call, give notice of, convene and hold its Stockholders’ Meeting shall not be limited or otherwise affected by the commencement, disclosure, announcement or submission to it of any Acquisition Proposal with respect to it, or by any Change of Recommendation. Neither Avanex nor Oplink shall submit to the vote of its respective stockholders any Acquisition Proposal or publicly propose to do so.

(f)  Compliance with Tender Offer Rules.    Nothing contained in this Agreement shall prohibit either party or its respective Board of Directors from taking and disclosing to its stockholders a position contemplated by Rules 14d-9 and 14e-2(a) promulgated under the Exchange Act; provided that the content of any such disclosure thereunder shall be subject to the terms of Section 5.3 of this Agreement. Without limiting the foregoing proviso, neither party shall effect a Change of Recommendation unless specifically permitted pursuant to the terms of Section 5.3(d).

(g)  Certain Definitions.    For purposes of this Agreement, the following terms shall have the following meanings:

(i)  “Acquisition Proposal,” with respect to a party, shall mean any offer or proposal, relating to any transaction or series of related transactions involving: (A) any purchase from such party or acquisition by any Person or “group” (as defined under Section 13(d) of the Exchange Act and the rules and regulations thereunder) of more than a fifteen percent (15%) interest in the total outstanding voting securities of such party or any of its subsidiaries or any tender offer or exchange offer that if consummated would result in any Person or “group” beneficially owning fifteen percent (15%) or more of the total outstanding voting securities of such party or any of its subsidiaries or any merger, consolidation, business combination or similar transaction in which the stockholders of such party immediately preceding such transaction hold, directly or indirectly, less than eighty-five percent (85%) of the equity interests in the surviving or resulting entity of such transaction or in any parent entity immediately following such transaction, (B) any sale, lease (other than in the ordinary course of business), acquisition or disposition of more than fifteen percent (15%) of the assets of such party (including its subsidiaries taken as a whole), or (C) any liquidation or dissolution of such party (provided, however, that the transactions contemplated hereby shall not be deemed an Acquisition Proposal in any case); and

(ii)  “Superior Offer,” with respect to a party, shall mean an unsolicited, bona fide written Acquisition Proposal made by a third party on terms that the Board of Directors of such party believes in good faith (after consultation with its outside legal counsel and a financial advisor of nationally recognized reputation), taking into account, among other things, all legal, financial, regulatory and other aspects of the Acquisition Proposal and the Person making the offer and the strategic and other benefits of the Merger, (i) is reasonably capable of being consummated on the terms proposed, and (ii) if consummated on such terms would result in a transaction more favorable, from a financial point of view, to such party’s stockholders (in their capacities as stockholders) than the terms of the Merger, it being understood and agreed that the inclusion of a due diligence condition in an Acquisition Proposal shall preclude such Acquisition Proposal from being a Superior Offer for the purposes of Section 5.3(d) hereof. For the purposes of this definition, the term “Acquisition Proposal” shall have the meaning assigned to such term in Section 5.3(g)(i), except that references to “15%” therein shall be deemed to be references to “100%”.

5.4    Confidentiality; Access to Information; No Modification of Representations, Warranties or Covenants.

(a)  Confidentiality.    The parties acknowledge that Oplink and Avanex have previously executed a confidentiality agreement dated January 3, 2002 (the “Confidentiality Agreement”), which Confidentiality Agreement will continue in full force and effect in accordance with its terms.

(b)  Access to Information.    Each of Oplink and Avanex will afford the other and the other’s accountants, counsel and other representatives reasonable access during normal business hours to its properties, books, records and personnel during the period prior to the Effective Time to obtain all information concerning its business, including the status of product development efforts, properties, results of operations and personnel, as such other party may reasonably request; provided, however, that any party may restrict the foregoing access to the extent that any law, treaty, rule or regulation of any Governmental Entity applicable to such party requires such party or its subsidiaries to restrict or prohibit access to any such properties or information. Any information provided pursuant to this Section 5.4(b) shall be subject to the Confidentiality Agreement.

(c)  No Modification of Representations and Warranties or Covenants.    No information or knowledge obtained in any investigation or notification pursuant to this Section 5.4, Section 5.6 or Section 5.7 shall affect or be deemed to modify any representation or warranty contained herein, the covenants or agreements of the parties hereto or the conditions to the obligations of the parties hereto under this Agreement.

5.5    Public Disclosure.    Without limiting any other provision of this Agreement, Avanex and Oplink will consult with each other and agree, before issuing any press release or otherwise making any public statement with respect to the Merger, this Agreement or any Acquisition Proposal and will not issue any such press release or make any such public statement prior to such consultation and agreement, except as may be required by law or any listing agreement with the Nasdaq or any other applicable national securities exchange (in which case Avanex and Oplink will first consult with the other party to the extent reasonably practicable). The parties have agreed to the text of the joint press release announcing the signing of this Agreement. Notwithstanding the provisions of this Section 5.5, in the event that there has been a Change of Recommendation pursuant to Section 5.3(d) hereof, neither Avanex nor Oplink will have any further obligation to consult with each other, and agree, before issuing any press release or otherwise making any public statement with respect to the Merger, this Agreement or any Acquisition Proposal.

5.6    Regulatory Filings; Reasonable Efforts.

(a)  Regulatory Filings.    Each of Avanex and Oplink shall coordinate and cooperate with one another and shall each use all commercially reasonable efforts to comply with, and shall each refrain from taking any action that would impede compliance with, all Legal Requirements with respect to the Merger and the transactions contemplated hereunder, and as promptly as practicable after the date hereof, each of Avanex and Oplink shall make all filings reasonably determined by the parties to be required by any Governmental Entity in connection with the Merger and the transactions contemplated hereby, including, without limitation, (i) Notification and Report Forms with the United States Federal Trade Commission (the “FTC”) and the Antitrust Division of the United States Department of Justice (“DOJ”) as required by the HSR Act, (ii) any other comparable filing that will materially impair the ability of the parties to close, (iii) other comparable pre-merger filings pursuant to the merger notification or control laws of any applicable jurisdiction, as agreed by the parties hereto and (iv) any filings required under the Securities Act, the Exchange Act, any applicable state or securities or “blue sky” laws and the securities laws of any foreign country, or any other Legal Requirement relating to the Merger. Each of Avanex and Oplink will cause all documents that it is responsible for filing with any Governmental Entity under this Section 5.6(a) to comply in all material respects with all applicable Legal Requirements.

(b)  Exchange of Information.    Avanex and Oplink each shall promptly supply the other with any information that may be required in order to effectuate any filings or application pursuant to Section 5.6(a). Except where prohibited by applicable Legal Requirements, and subject to the Confidentiality Agreement, each of Oplink and Avanex shall consult with the other prior to taking a position with respect to any such filing, shall consider in good faith the views of one another in connection with any analyses, appearances, presentations, memoranda, briefs, white papers, arguments, opinions and proposals before making or submitting any of the foregoing to any Governmental Entity by or on behalf of any party hereto in connection with any investigations or proceedings in connection with this Agreement or the transactions contemplated hereby (including under any antitrust or fair trade Legal Requirement), coordinate with the other in preparing and exchanging such information and promptly provide the other with copies of all filings, presentations or submissions (and a summary of any oral presentations) made by such party with any Governmental Entity in connection with this Agreement or the transactions contemplated hereby, provided that with respect to any such filing, presentation or submission, each of Avanex and Oplink need not supply the other with copies (or in case of oral presentations, a summary) to the extent that any law, treaty, rule or regulation of any Governmental Entity applicable to such party requires such party or its subsidiaries to restrict or prohibit access to any such properties or information.

(c)  Notification.    Each of Avanex and Oplink will notify the other promptly upon the receipt of (i) any comments from any officials of any Governmental Entity in connection with any filings made pursuant hereto and (ii) any request by any officials of any Governmental Entity for amendments or supplements to any filings made pursuant to, or information provided to comply in all material respects with, any Legal Requirements. Whenever any event occurs that is required to be set forth in an amendment or supplement to any filing made pursuant to Section 5.6(a), Avanex or Oplink, as the case may be, will promptly inform the other of such occurrence and cooperate in filing with the applicable Governmental Entity such amendment or supplement.

(d)  Commercially Reasonable Efforts.    Subject to the express provisions of Section 5.2 and Section 5.3 hereof and upon the terms and subject to the conditions set forth herein, each of the parties agrees to use commercially reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the Merger and the other transactions contemplated by this Agreement, including using commercially reasonable efforts to accomplish the following: (i) the causing of the conditions precedent set forth in Article VI to be satisfied, (ii) the obtaining of all necessary actions or nonactions, waivers, consents, approvals, orders and authorizations from Governmental Entities and the making of all necessary registrations, declarations and filings (including registrations, declarations and filings with Governmental Entities, if any) and the taking of such reasonable steps as may be necessary to avoid any suit, claim, action, investigation or proceeding by any Governmental Entity, (iii) the obtaining of all necessary consents, approvals or waivers from third parties, including all Necessary Consents, (iv) the defending of any suits, claims, actions, investigations or proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the transactions contemplated hereby, including seeking to have any stay or temporary restraining order entered by any court or other Governmental Entity vacated or reversed and (v) the execution or delivery of any additional instruments necessary to consummate the transactions contemplated by, and to fully carry out the purposes of, this Agreement. In connection with and without limiting the foregoing, subject to the other terms and conditions hereof, Oplink and its Board of Directors shall, if any takeover statute or similar Legal Requirement is or becomes applicable to the Merger, this Agreement or any of the transactions contemplated by this Agreement, use commercially reasonable efforts to ensure that the Merger and the other transactions contemplated by this Agreement may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise to minimize the effect of such Legal Requirement on the Merger, this Agreement and the transactions contemplated hereby.

(e)  Limitation on Divestiture.    Notwithstanding anything in this Agreement to the contrary, nothing contained in this Agreement shall be deemed to require Avanex or Oplink or any subsidiary or affiliate thereof to agree to any divestiture by itself or any of its affiliates of shares of capital stock or of any business, assets or property, or the imposition of any material limitation on the ability of any of them to conduct their businesses or to own or exercise control of such assets, properties and stock. Oplink shall not take or agree to take any action identified in the immediately preceding sentence without the prior written consent of Avanex.

5.7    Notification of Certain Matters.

(a)  By Oplink.    Oplink shall give prompt notice to Avanex when and if Oplink becomes aware that any representation or warranty made by it contained in this Agreement has become untrue or inaccurate, or that it has failed to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it under this Agreement, in each case such that the conditions set forth in Section 6.3(a) or 6.3(b) would not be satisfied.

(b)  By Avanex.    Avanex shall give prompt notice to Oplink when and if Avanex becomes aware that any representation or warranty made by it contained in this Agreement has become untrue or inaccurate, or that it has failed to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it under this Agreement, in each case, such that the conditions set forth in Section 6.2(a) or 6.2(b) would not be satisfied.

5.8    Third-Party Consents.    As soon as practicable following the date hereof, Avanex and Oplink will each use commercially reasonable efforts to obtain any material consents, waivers and approvals under any of its or its subsidiaries’ respective Contracts required to be obtained in connection with the consummation of the transactions contemplated hereby.

5.9    Stock Options and Employee Benefits.

(a)  Assumption of Stock Options.    At the Effective Time, each then outstanding Oplink Option, whether or not exercisable at the Effective Time and regardless of the respective exercise prices thereof, will be assumed by Avanex. Each Oplink Option so assumed by Avanex under this Agreement will continue to have, and be subject to, the same terms and conditions set forth in the applicable Oplink Stock Option Plan (and any applicable stock option agreement for such Oplink Option) immediately prior to the Effective Time (including any repurchase rights or vesting provisions), except that (i) each Oplink Option will be exercisable (or will become exercisable in accordance with its terms) for that number of whole shares of

Avanex Common Stock equal to the product of the number of shares of Oplink Common Stock that were issuable upon exercise of such Oplink Option immediately prior to the Effective Time multiplied by the Exchange Ratio, rounded down to the nearest whole number of shares of Avanex Common Stock and (ii) the per share exercise price for the shares of Avanex Common Stock issuable upon exercise of such assumed Oplink Option will be equal to the quotient determined by dividing the exercise price per share of Oplink Common Stock at which such Oplink Option was exercisable immediately prior to the Effective Time by the Exchange Ratio, rounded up to the nearest whole cent. Each assumed Oplink Option shall be vested immediately following the Effective Time as to the same percentage of the total number of shares subject thereto as it was vested as to immediately prior to the Effective Time. As soon as reasonably practicable following the Closing Date, Avanex will issue to each person who holds an assumed Oplink Option a document evidencing the foregoing assumption of such Oplink Option by Avanex.

(b)  Incentive Stock Options.    It is intended that Oplink Options assumed by Avanex shall qualify following the Effective Time as incentive stock options as defined in Section 422 of the Code to the extent Oplink Options qualified as incentive stock options immediately prior to the Effective Time and the provisions of this Section 5.9 shall be applied consistent with such intent.

(c)  Oplink Purchase Plan.    The parties hereto shall take all requisite action so that, as of the Effective Time, the Oplink Purchase Plan shall be terminated. The rights of participants in the Oplink Purchase Plan with respect to any offering period then underway under the Oplink Purchase Plan shall be determined by treating the last business day prior to the Effective Time as the last day of such offering period and by making such other pro-rata adjustments as may be necessary to reflect the shortened offering period but otherwise treating such shortened offering period as a fully effective and completed offering period for all purposes under the Oplink Purchase Plan. Prior to the Effective Time, Oplink shall take all actions (including, if appropriate, amending the terms of the Oplink Purchase Plan) that are necessary to give effect to the transactions contemplated by this Section 5.9(c).

(d)  Treatment of Oplink 401(k) Plan.    If requested by Avanex by written notice, Oplink shall terminate any and all 401(k) plans effective as of the day immediately preceding the Closing Date. If Avanex provides such written notice to Oplink, Oplink shall provide Avanex with evidence that such 401(k) plans have been terminated (effective as of the day immediately preceding the Closing Date) pursuant to resolutions of Oplink’s Board of Directors. The form and substance of such resolutions shall be subject to review and approval of Avanex. Oplink also shall take such other actions in furtherance of terminating such 401(k) plans as Avanex may reasonably require.

(e)  Benefits Generally.    For a period beginning on the Closing Date and ending no earlier than the first anniversary of the Closing Date, Avanex or its affiliates shall provide to employees of the Oplink and its affiliates who continue employment with Avanex or any of its affiliates (“Continuing Employees”) (i) benefits that are substantially similar, in the aggregate, to the benefits provided to the Continuing Employees immediately prior to the Closing Date, (ii) benefits that are substantially similar, in the aggregate, to the benefits offered to similarly situated employees of Avanex, or (iii) a combination of clauses (i) and (ii). To the extent permitted by applicable laws and applicable tax qualification requirements (and subject to any generally applicable break in service or similar rule), Avanex shall cause Continuing Employees to be credited with service with Oplink for purposes of eligibility and vesting under its 401(k) plan. Nothing in this Section 5.9(e) shall be construed to entitle any Continuing Employee to continue his or her employment with Avanex or any of its affiliates. To the extent permitted by the applicable plans and subject to approval by any applicable insurance carrier, with respect to any health plans in which employees of Oplink or its affiliates are eligible to participate after the Effective Time, Avanex or its affiliates shall (i) waive all limitations as to preexisting conditions exclusions and waiting periods with respect to participation and coverage requirements applicable to such employees (to the extent such exclusion was waived under applicable health plans offered to such employees by Oplink) and (ii) to the extent permitted by the applicable Avanex insurance carrier, provide each such employee with credit for any co-payments, deductibles and other such expenses paid during the applicable period under any welfare plans maintained or contributed to by Oplink or its affiliates prior to the Effective Time in satisfying any applicable deductible, out-of-pocket or other such requirements for the corresponding period under any welfare plans maintained or contributed to by Avanex or its affiliates.
5.10    Form S-8.    Avanex agrees to file a registration statement on Form S-8 for the shares of Avanex Common Stock issuable with respect to assumed Oplink Options to the extent Form S-8 is available as soon as is reasonably practicable after the Effective Time (and in any event within five (5) business days and shall maintain the effectiveness of such registration statement thereafter for so long as any of such options or other rights remain outstanding.

5.11    Indemnification.
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(a)  Indemnity.    From and after the Effective Time, Avanex will, and will cause the Surviving Corporation to, fulfill and honor in all respects the obligations of Oplink pursuant to any indemnification agreements existing immediately prior to the Effective Time between Oplink and any person who is or was a director or officer of Oplink or any predecessor corporation (the “Indemnified Parties”), subject to applicable law. The Certificate of Incorporation and Bylaws of the Surviving Corporation will contain provisions with respect to exculpation and indemnification that are at least as favorable to the Indemnified Parties as those contained in the Certificate of Incorporation and Bylaws of Oplink as in effect on the date hereof, which provisions will not be amended, repealed or otherwise modified for a period of six years from the Effective Time in any manner that would adversely affect the rights thereunder of individuals who, immediately prior to the Effective Time, were directors, officers, employees or agents of Oplink, unless such modification is required by law.

(b)  Insurance.    For a period of six (6) years after the Effective Time, the Surviving Corporation will use commercially reasonable efforts to cause to be maintained in effect directors’ and officers’ liability insurance maintained by Oplink covering those persons who are covered by Oplink’s directors’ and officers’ liability insurance policy as of the date hereof on terms comparable to those applicable to the current directors and officers of Oplink; provided, however, that in no event will the Surviving Corporation be required to expend, with respect to any year, in excess of an amount equal to the greater of (i) one hundred fifty percent (150%) of the annual premium currently paid by Oplink for such coverage (and to the extent the amount it would be required to expend would exceed one hundred fifty percent (150%) of the annual premium currently paid by Oplink for such coverage, the Surviving Corporation shall use all reasonable efforts to maintain the maximum amount of coverage as is available for such one hundred fifty percent (150%) of such annual premium) or (ii) the premium necessary to obtain the amount of coverage in effect under Avanex’s directors’ and officers’ liability insurance policy or policies covering Avanex’s directors and officers for such year.

(c)  Third-Party Beneficiaries.    This Section 5.11 is intended to be for the benefit of, and shall be enforceable by the Indemnified Parties and their heirs and personal representatives and shall be binding on the Surviving Corporation and its successors and assigns. In the event the Surviving Corporation or its successor or assign (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity in such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any Person, then, and in each case, proper provision shall be made so that the successor and assign of the Surviving Corporation honor the indemnification obligations set forth in this Section 5.11.

5.12    Board of Directors and Executive Officers of Avanex.
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(a)  Board of Directors.    The Board of Directors of Avanex will take all actions necessary such that effective as of the Effective Time, four (4) directors selected by a majority of the Oplink directors, including

Oplink’s current Chief Executive Officer, shall become members of the Board of Directors of Avanex (the “Oplink Designated Directors”) and that four (4) directors of Avanex selected by a majority of the Avanex directors, including Avanex’s current Chief Executive Officer, shall remain on the Board of Directors of Avanex (the “Avanex Designated Directors”) and that a ninth director acceptable to both a majority of the Oplink Designated Directors and a majority of the Avanex Designated Directors shall become a member of the Board of Directors of Avanex. The Board of Directors of Avanex will take all actions necessary to ensure that each of the three classes of directors of the Board of Directors of Avanex consists of one of the Oplink Designated Directors and one of the Avanex Designated Directors.

(b)  Executive Officers.    The Board of Directors of Avanex will take all actions necessary such that effective as of the Effective Time, Avanex’s Chief Executive Officer shall be Co-Chairman of the Board, Chief Executive Officer and President and Oplink’s Chairman of the Board shall be Co-Chairman of the Board, each to hold office from and after the Effective Time until their respective successors are duly appointed and qualified in the manner provided in the Bylaws of Avanex or as otherwise provided by law or their earlier resignation or removal. In addition, the parties hereto acknowledge that it is their current intention that, as of the Effective Time, Oplink’s Chief Financial Officer on the date hereof shall, assuming that he and Avanex reach agreement on mutually acceptable terms for his employment, be the Chief Financial Officer of Avanex, to hold office from and after the Effective Time until his successor is duly appointed and qualified in the manner provided in the Bylaws of Avanex or as otherwise provided by law or his earlier resignation or removal.

5.13    Nasdaq Listing.    Prior to the Effective Time, Avanex agrees to use commercially reasonable efforts to authorize for listing on Nasdaq National Market the shares of Avanex Common Stock issuable, and those required to be reserved for issuance, in connection with the Merger, subject to official notice of issuance.

5.14    Oplink Affiliates; Restrictive Legend.    Oplink has delivered or caused to be delivered to Avanex, on or prior to the date hereof, from each person who may reasonably be deemed to be an affiliate of Oplink for purposes of Rule 145 promulgated under the Securities Act (an “Oplink Affiliate”) an executed affiliate agreement in the form attached hereto as Exhibit F (the “Oplink Affiliate Agreement”), each of which will be in full force and effect as of the Effective Time. In the event that any other person becomes an Oplink Affiliate following the date of this Agreement, Oplink will use commercially reasonable efforts to deliver or cause to be delivered to Avanex an executed Oplink Affiliate Agreement with respect to such person as soon as possible. Avanex will be entitled to place appropriate legends on the certificates evidencing any Avanex Common Stock to be received by a Oplink Affiliate pursuant to the terms of this Agreement and to issue appropriate stop transfer instructions to the transfer agent for the Avanex Common Stock, consistent with the terms of the Oplink Affiliate Agreement.

5.15    Treatment as Reorganization.    Neither Avanex nor Oplink will, nor will they permit any of their respective subsidiaries to, take any action prior to the Closing that would reasonably be expected to cause the Merger to fail to qualify as a reorganization with the meaning of Section 368(a) of the Code.

5.16    Section 16 Matters.    Prior to the Effective Time, the Board of Directors of each of Avanex and Oplink shall adopt a resolution consistent with the interpretative guidance of the SEC so that (i) the assumption of Oplink Options held by Oplink Insiders (as defined below) pursuant to this Agreement, and (ii) the receipt by Oplink Insiders of Avanex Common Stock in exchange for Oplink Common Stock pursuant to the Merger, shall be exempt transactions for purposes of Section 16 of the Exchange Act by any officer or director of Oplink who may become a covered person for purposes of Section 16 of the Exchange Act (an “Oplink Insider”).

5.17    Rights Plans.

(a)  Avanex shall not redeem the Avanex Rights, or amend, modify or terminate the Avanex Rights Agreement prior to the Effective Time unless required to do so by order of a court of competent jurisdiction.

(b)  Oplink shall not redeem the Oplink Rights or amend, modify or terminate the Oplink Rights Agreement prior to the Effective Time unless required to do so by order of a court of competent jurisdiction.

5.18    Tax Matters.    At or prior to the filing of the Registration Statement, Avanex and Oplink will execute and deliver to Wilson Sonsini Goodrich & Rosati, Professional Corporation, and to Cooley Godward LLP tax representation letters in customary form. Avanex, Merger Sub and Oplink shall each confirm to Wilson Sonsini Goodrich & Rosati, Professional Corporation, and to Cooley Godward LLP the accuracy and completeness as of the time the Registration Statement is declared effective and as of the Effective Time of the tax representation letters delivered pursuant to the immediately preceding sentence. Following delivery of the tax representation letters pursuant to the first sentence of this Section 5.18, Avanex will use its commercially reasonable efforts to cause Wilson Sonsini Goodrich & Rosati, Professional Corporation, to deliver to it, and Oplink will use its commercially reasonable efforts to cause Cooley Godward LLP to deliver to it, a tax opinion satisfying the requirements of Item 601 of Regulation S-K promulgated under the Securities Act. In rendering such opinions, each of such counsel shall be entitled to rely on the tax representation letters referred to in this Section 5.18.

ARTICLE VI

CONDITIONS TO THE MERGER

6.1    Conditions to Obligations of Each Party to Effect the Merger.    The respective obligations of each party to this Agreement to effect the Merger shall be subject to the satisfaction at or prior to the Closing Date of the following conditions, any of which may be waived, in writing, by mutual agreement of Oplink and Avanex:

(a)  Stockholder Approval.    Each of the Oplink Stockholder Approval and the Avanex Stockholder Approval shall have been obtained.

(b)  No Order.    No Governmental Entity of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any statute, rule, regulation, executive order, decree, injunction or other order (whether temporary, preliminary or permanent) which is in effect and which has the effect of making the Merger illegal or otherwise prohibiting consummation of the Merger.

(c)  Registration Statement Effective; Joint Proxy Statement/Prospectus.    The SEC shall have declared the Registration Statement effective. No stop order suspending the effectiveness of the Registration Statement or any part thereof shall have been issued and no proceeding for that purpose, and no similar proceeding in respect of the Joint Proxy Statement/Prospectus, shall have been initiated or threatened in writing by the SEC.

(d)  HSR Act.    The waiting period (and any extension thereof) under the HSR Act relating to the transactions contemplated hereby will have expired or terminated early. Satisfaction of all other material foreign antitrust requirements reasonably determined to apply prior to the Closing in connection with the transaction contemplated hereby shall have been obtained.

(e)  No Governmental Restriction.    There shall not be any pending or overtly threatened suit or action asserted by any Governmental Authority (i) challenging or seeking to restrain or prohibit the consummation of the Merger or any of the other transactions contemplated by this Agreement or (ii) seeking to impose on Avanex or Oplink or any subsidiary or affiliate thereof any divestiture of shares of capital stock or of any business, assets or property, or the imposition of any material limitation on the ability of any of them to conduct their businesses or to own or exercise control of such assets, properties and stock.

(f)  Tax Opinions.    Avanex and Oplink shall each have received written opinions from their respective counsel (Wilson Sonsini Goodrich & Rosati, Professional Corporation, and Cooley Godward LLP,

respectively), in form and substance reasonably satisfactory to them, to the effect that the Merger will constitute a reorganization within the meaning of Section 368(a) of the Code and such opinions shall not have been withdrawn. It is understood that (i) in rendering such opinions, Cooley Godward LLP and Wilson Sonsini Goodrich & Rosati, Professional Corporation, may rely upon the tax representation letters referred to in Section 5.18, and (ii) if Wilson Sonsini Goodrich & Rosati, Professional Corporation, does not render the opinion required by this Section 6.1(f) to Avanex or withdraws or modifies such opinion, such condition will nonetheless be deemed to be satisfied if Cooley Godward LLP renders such opinion to Avanex, and if Cooley Godward LLP does not render the opinion required by this Section 6.1(f) to Oplink or withdraws or modifies such opinion, such condition will nonetheless be deemed to be satisfied if Wilson Sonsini Goodrich & Rosati, Professional Corporation, renders such opinion to Oplink.

(g)  Nasdaq Listing.    The shares of Avanex Common Stock to be issued in the Merger shall have been authorized for listing on the Nasdaq, subject to official notice of issuance.

6.2    Additional Conditions to Obligations of Oplink.    The obligation of Oplink to consummate and effect the Merger shall be subject to the satisfaction at or prior to the Closing Date of each of the following conditions, any of which may be waived, in writing, exclusively by Oplink:

(a)  Representations and Warranties.    The representations and warranties of Avanex (i) contained in Section 3.2 of this Agreement shall have been true and correct in all material respects as of the date of this Agreement and shall be true and correct in all material respects on and as of the Closing Date with the same force and effect as if made on the Closing Date and (ii) otherwise contained in this Agreement shall have been true and correct as of the date of this Agreement and shall be true and correct on and as of the Closing Date with the same force and effect as if made on the Closing Date except (A) in each case, or in the aggregate, where the failure to be true and correct would not reasonably be expected to have a Material Adverse Effect on Avanex, or (B) for those representations and warranties which address matters only as of a particular date (which representations shall have been true and correct, subject to the qualifications as set forth in the preceding clause (A), as of such particular date) (it being understood that, for purposes of determining the accuracy of such representations and warranties, (i) all “Material Adverse Effect” qualifications and other qualifications based on the word “material” contained in such representations and warranties shall be disregarded and (ii) any update of or modification to the Avanex Disclosure Letter made or purported to have been made after the date of this Agreement shall be disregarded). Oplink shall have received a certificate with respect to the foregoing signed on behalf of Avanex by the Chief Executive Officer and the Chief Financial Officer of Avanex.

(b)  Agreements and Covenants.    Avanex shall have performed or complied in all material respects with the agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Closing Date, and Oplink shall have received a certificate to such effect signed on behalf of Avanex by the Chief Executive Officer and the Chief Financial Officer of Avanex.

6.3    Additional Conditions to the Obligations of Avanex.    The obligations of Avanex to consummate and effect the Merger shall be subject to the satisfaction at or prior to the Closing Date of each of the following conditions, any of which may be waived, in writing, exclusively by Avanex:

(a)  Representations and Warranties.    The representations and warranties of Oplink (i) contained in Section 2.2 of this Agreement shall have been true and correct in all material respects as of the date of this Agreement and shall be true and correct in all material respects on and as of the Closing Date with the same force and effect as if made on the Closing Date and (ii) otherwise contained in this Agreement shall have been true and correct as of the date of this Agreement and shall be true and correct on and as of the Closing Date with the same force and effect as if made on the Closing Date except (A) in each case, or in the aggregate, where the failure to be true and correct would not reasonably be expected to have a Material Adverse Effect on Oplink, or (B) for those representations and warranties which address matters only as of a particular date (which representations shall have been true and correct, subject to the qualifications as set forth in the preceding clause (A), as of such particular date) (it being understood that, for purposes of determining the accuracy of such representations and warranties, (i) all “Material Adverse Effect” qualifications and other qualifications based on the word “material” contained in such representations and warranties shall be disregarded and (ii) any update of or modification to the Oplink Disclosure Letter made or purported to have been made after the date of this Agreement shall be disregarded). Oplink shall have received a certificate with respect to the foregoing signed on behalf of Oplink by the Chief Executive Officer and the Chief Financial Officer of Oplink.

(b)  Agreements and Covenants.    Oplink shall have performed or complied in all material respects with the agreements and covenants required by this Agreement to be performed or complied with by it at or prior to the Closing Date, and Avanex shall have received a certificate to such effect signed on behalf of Oplink by the Chief Executive Officer and the Chief Financial Officer of Oplink.

ARTICLE VII

TERMINATION, AMENDMENT AND WAIVER

7.1    Termination.    This Agreement may be terminated at any time prior to the Effective Time, by action taken or authorized by the Board of Directors of the terminating party or parties, and except as provided below, whether before or after the requisite approvals of the stockholders of Oplink or Avanex:

(a)  by mutual written consent duly authorized by the Boards of Directors of Avanex and Oplink;

(b)  by either Oplink or Avanex if the Merger shall not have been consummated by September 30, 2002 (the “End Date”); provided, however, that the right to terminate this Agreement under this Section 7.1(b) shall not be available to any party whose action or failure to act has been a principal cause of the failure of the Merger to occur on or before such date and such action or failure to act constitutes a breach of this Agreement;

(c)  by either Oplink or Avanex if a Governmental Entity shall have issued an order, decree or ruling or taken any other action (including the failure to have taken an action), in any case having the effect of permanently restraining, enjoining or otherwise prohibiting the Merger, which order, decree, ruling or other action is final and nonappealable;

(d)  by either Oplink or Avanex if the required approval of the stockholders of Avanex contemplated by this Agreement shall not have been obtained by reason of the failure to obtain the required vote at a meeting of Avanex stockholders duly convened therefor or at any adjournment or postponement thereof; provided, however, that the right to terminate this Agreement under this Section 7.1(d) shall not be available to Avanex where the failure to obtain Avanex stockholder approval shall have been caused by the action or failure to act of Avanex and such action or failure to act constitutes a material breach by Avanex of this Agreement;

(e)  by either Oplink or Avanex if the required approval of the stockholders of Oplink contemplated by this Agreement shall not have been obtained by reason of the failure to obtain the required vote at a meeting of the Oplink stockholders duly convened therefor or at any adjournment or postponement thereof; provided, however, that the right to terminate this Agreement under this Section 7.1(e) shall not be available to Oplink where the failure to obtain Oplink stockholder approval shall have been caused by the action or failure to act of Oplink and such action or failure to act constitutes a material breach by Oplink of this Agreement;

(f)  by Avanex at any time prior to the approval and adoption of this Agreement and approval of the Merger by the required vote of the stockholders of Oplink if a Triggering Event (as defined below in this Section 7.1) with respect to Oplink shall have occurred;

(g)  by Oplink at any time prior to the approval of the Share Issuance by the required vote of the stockholders of Avanex if a Triggering Event with respect to Avanex shall have occurred;

(h)  by Oplink, upon a breach of any representation, warranty, covenant or agreement on the part of Avanex set forth in this Agreement, or if any representation or warranty of Avanex shall have become inaccurate, in either case such that the conditions set forth in Section 6.2(a) or Section 6.2(b) would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become inaccurate, provided that if such inaccuracy in Avanex’s representations and warranties or breach by Avanex is curable by Avanex through the exercise of its commercially reasonable efforts, then this Agreement shall not terminate pursuant to this Section 7.1(h) as a result of such particular breach or inaccuracy until the earlier of (i) the expiration of a thirty (30) day period commencing upon delivery of written notice from Avanex to Oplink of such breach or inaccuracy and (ii) Oplink ceasing to exercise commercially reasonable efforts to cure such breach (it being understood that this Agreement shall not terminate pursuant to this paragraph 7.1(h) as a result of such particular breach or inaccuracy if such breach by Avanex is cured prior to such termination becoming effective); and

(i)  by Avanex, upon a breach of any representation, warranty, covenant or agreement on the part of Oplink set forth in this Agreement, or if any representation or warranty of Oplink shall have become inaccurate, in either case such that the conditions set forth in Section 6.3(a) or Section 6.3(b) would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become inaccurate, provided, that if such inaccuracy in Oplink’s representations and warranties or breach by Oplink is curable by Oplink through the exercise of its commercially reasonable efforts, then this Agreement shall not terminate pursuant to this Section 7.1(i) as a result of such particular breach or inaccuracy until the earlier of (i) the expiration of a thirty (30) day period commencing upon delivery of written notice from Oplink to Avanex of such breach or inaccuracy and (ii) Avanex ceasing to exercise commercially reasonable efforts to cure such breach (it being understood that this Agreement shall not terminate pursuant to this paragraph 7.1(i) as a result of such particular breach or inaccuracy if such breach by Oplink is cured prior to such termination becoming effective).

For the purposes of this Agreement, a “Triggering Event,” with respect to a party hereto, shall be deemed to have occurred if: (i) its Board of Directors or any committee thereof shall for any reason have withdrawn or shall have amended or modified in a manner adverse to the other party hereto its applicable Board Recommendation, or shall have resolved to do any of the same, (ii) its Board of Directors fails to reaffirm (publicly, if so requested) its applicable Board Recommendation within ten (10) business days after the other party hereto requests in writing that such recommendation be reaffirmed after the public announcement of an Acquisition Proposal, (iii) its Board of Directors or any committee thereof shall have approved or recommended any Acquisition Proposal, or shall have resolved to do any of the same, (iv) a tender or exchange offer relating to its securities shall have been commenced by a Person unaffiliated with the other party hereto and it shall not have sent to its securityholders pursuant to Rule 14e-2 promulgated under the Securities Act, within ten (10) business days after such tender or exchange offer is first published, sent or given, a statement disclosing that the Board of Directors of such party recommends rejection of such tender or exchange offer, (v) its Board of Directors shall have amended or resolved to amend its Rights Agreement in a manner so as to render it inapplicable to any Acquisition Proposal (other than the Merger), or (vi) it has materially breached the provisions of Section 5.2(b) or 5.3 hereof.

7.2    Effect of Termination.    In the event of the termination of this Agreement as provided in Section 7.1, this Agreement shall be of no further force or effect, except (i) as set forth in Section 5.4(a), this Section 7.2, Section 7.3 and Article VIII, each of which shall survive the termination of this Agreement and (ii) nothing herein shall relieve any party from liability for fraud in connection with, or any intentional or willful breach of, this Agreement. No termination of this Agreement shall affect the obligations of the parties contained in the Confidentiality Agreement, all of which obligations shall survive termination of this Agreement in accordance with their terms.

7.3    Fees and Expenses.

(a)  General.    Except as set forth in this Section 7.3, all fees and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such expenses whether or not the Merger is consummated; provided, however, that Avanex and Oplink shall share equally (i) all fees and expenses, other than attorneys’ and accountants’ fees and expenses, incurred in relation to the printing and filing (with the SEC) of the Joint Proxy Statement/Prospectus (including any preliminary materials related thereto) and the Registration Statement (including financial statements and exhibits) and any amendments or supplements thereto and (ii) the filing fee for the Notification and Report Forms filed with the FTC and DOJ under the HSR Act or any other filing fee required by a Governmental Entity pursuant to Section 5.6(a).

(b)  Payments.

(i)  Payment by Oplink.    In the event that this Agreement is terminated by Avanex or Oplink, as applicable, pursuant to Sections 7.1(b), (e) or (f), Oplink shall promptly, but in no event later than two (2) days after the date of such termination, pay Avanex a fee equal to twelve million dollars ($12,000,000) in immediately available funds (the “Oplink Termination Fee”); provided, that in the case of termination under Section 7.1(b) or 7.1(e), (A) such payment shall be made only if following the date hereof and prior to the termination of this Agreement, there has been public disclosure of an Acquisition Proposal with respect to Oplink that has not been irrevocably and publicly withdrawn by the time of such termination and (1) within twelve (12) months following the termination of this Agreement an Acquisition (as defined in Section 7.3(b)(iv)) of Oplink is consummated or (2) within twelve (12) months following the termination of this Agreement Oplink enters into an agreement providing for an Acquisition of Oplink and such Acquisition of Oplink is subsequently consummated and (B) such payment shall be made prior to and as a condition of the consummation of such Acquisition of Oplink.

(ii)  Payment by Avanex.    In the event that this Agreement is terminated by Avanex or Oplink, as applicable, pursuant to Sections 7.1(b), (d) or (g), Avanex shall promptly, but in no event later than two (2) days after the date of such termination, pay Oplink a fee equal to twelve million dollars ($12,000,000) in immediately available funds (the “Avanex Termination Fee”); provided, that in the case of termination under Section 7.1(b) or 7.1(d), (A) such payment shall be made only if following the date hereof and prior to the termination of this Agreement, there has been public disclosure of an Acquisition Proposal with respect to Avanex that has not been irrevocably and publicly withdrawn by the time of such termination and (1) within twelve (12) months following the termination of this Agreement an Acquisition of Avanex is consummated or (2) within twelve (12) months following the termination of this Agreement Avanex enters into an agreement providing for an Acquisition of Avanex and such Acquisition of Avanex is subsequently consummated and (B) such payment shall be made prior to and as a condition of the consummation of such Acquisition of Avanex.

(iii)  Interest and Costs; Other Remedies.    Each of Avanex and Oplink acknowledges that the agreements contained in this Section 7.3(b) are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, the other party hereto would not enter into this Agreement; accordingly, if Avanex or Oplink, as the case may be, fails to pay in a timely manner the amounts due pursuant to this Section 7.3(b), and, in order to obtain such payment, the other party hereto makes a claim that results in a judgment against the party failing to pay for the amounts set forth in this Section 7.3(b), the party so failing to pay shall pay to the other party its reasonable costs and expenses (including reasonable attorneys’ fees and expenses) in connection with such suit, together with interest on the amounts set forth in this Section 7.3(b) at the prime rate of Citibank, N.A. in effect on the date such payment was required to be made. Payment of the fees described in this Section 7.3(b) shall not be in lieu of damages incurred in the event of breach of this Agreement.

(iv)  Certain Definitions.    For the purposes of this Section 7.3(b) only, “Acquisition,” with respect to a party hereto, shall mean, other than the transactions contemplated by this Agreement, an Acquisition Proposal, provided, that for the purpose of this definition, the term “Acquisition Proposal” shall have the meaning assigned to such term in Section 5.3(g)(i), except that references to “15%” therein shall be deemed to be references to “40%.”

7.4    Amendment.    Subject to applicable law, this Agreement may be amended by the parties hereto, by action taken or authorized by their respective Boards of Directors, at any time before or after approval of the matters presented in connection with the Merger by the stockholders of Avanex and Oplink, provided, after any such approval, no amendment shall be made which by law or in accordance with the rules of any relevant stock exchange requires further approval by such stockholders without such further stockholder approval. This Agreement may be not amended except by execution of an instrument in writing signed on behalf of each of Avanex and Oplink.

7.5    Extension; Waiver.    At any time prior to the Effective Time either party hereto, by action taken or authorized by their respective Board of Directors, may, to the extent legally allowed, (i) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (ii) waive any inaccuracies in the representations and warranties made to such party contained herein or in any document delivered pursuant hereto and (iii) waive compliance with any of the agreements or conditions for the benefit of such party contained herein. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party. Delay in exercising any right under this Agreement shall not constitute a waiver of such right.

ARTICLE VIII

GENERAL PROVISIONS

8.1    Non-Survival of Representations and Warranties.    The representations and warranties of Oplink and Avanex contained in this Agreement, or any certificate or instrument delivered pursuant to this Agreement, shall terminate at the Effective Time, and only the covenants that by their terms survive the Effective Time and this Article VIII shall survive the Effective Time.

8.2    Notices.    All notices and other communications hereunder shall be in writing and shall be deemed duly given (i) on the date of delivery if delivered personally, (ii) on the date of confirmation of receipt (or, the first business day following such receipt if the date is not a business day) of transmission by telecopy or telefacsimile or (iii) on the date of confirmation of receipt (or, the first business day following such receipt if the date is not a business day) if delivered by a nationally recognized courier service. All notices hereunder shall be delivered as set forth below, or pursuant to such other instructions as may be designated in writing by the party to receive such notice:

(a)	if to Avanex or Merger Sub, to:

Avanex Corporation
40919 Encyclopedia Circle
Fremont, CA 94538
Attention: Chief Executive Officer
Fax No.: (510) 897-4189

with copies to:

Wilson Sonsini Goodrich & Rosati, Professional Corporation
650 Page Mill Road
Palo Alto, CA 94304
Attention: Mark A. Bertelsen
Fax No.: (650) 493-6811

Wilson Sonsini Goodrich & Rosati, Professional Corporation
One Market
Spear Tower, Suite 3300
San Francisco, CA 94105
Attention: Steve L. Camahort
Fax: (415) 947-2099

(b)	if to Oplink, to:

Oplink Communications, Inc.
3469 North First Street
San Jose, CA 95134
Attention: Chief Executive Officer
Fax No.: (408) 433-0606

with a copy to:

Cooley Godward LLP
3000 El Camino Real
Palo Alto, CA 94306
Attention: Eric Jensen
Suzanne Sawochka Hooper
Fax No.: (650) 849-7400

8.3    Interpretation; Knowledge.

(a)  When a reference is made in this Agreement to Exhibits, such reference shall be to an Exhibit to this Agreement unless otherwise indicated. When a reference is made in this Agreement to Sections, such reference shall be to a section of this Agreement unless otherwise indicated. For purposes of this Agreement, the words “include,” “includes” and “including,” when used herein, shall be deemed in each case to be followed by the words “without limitation.” The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. When reference is made herein to “the business of” an entity, such reference shall be deemed to include the business of all such entity and its subsidiaries, taken as a whole. An exception or disclosure made in the Oplink Disclosure Letter with regard to a representation of Oplink, or in the Avanex Disclosure Letter with regard to a representation of Avanex, shall be deemed made with respect to any other representation by such party to which the relevance of such exception or disclosure is reasonably apparent.

(b)  For purposes of this Agreement, the term “Knowledge” means, with respect to a party hereto, with respect to any matter in question, the actual knowledge of the executive officers of such party.

(c)  For purposes of this Agreement, the term “Material Adverse Effect,” when used in connection with an entity, means any fact, change, event, development, circumstance or effect (any such item, an “Effect”), individually or when taken together with all other Effects that have occurred prior to the date of determination of the occurrence of the Material Adverse Effect, that is or could reasonably be expected to be materially adverse to the business, assets (including intangible assets), capitalization, condition (financial or otherwise) or results of operations of such entity taken as a whole with its subsidiaries; provided, however, that in no event shall any of the following, alone or in combination, be deemed to constitute a Material Adverse Effect on any entity: any Effect resulting from (A) general economic conditions or conditions generally affecting the optical networking industry, except in either case to the extent such party is materially disproportionately affected thereby, (B) the announcement or pendency of the Merger, (C) a change in the stock price or trading volume of such entity (or any failure of such entity to meet published revenue or earnings projections, provided that clause (C) shall not exclude any underlying Effect which may have caused such change in stock price or trading volume or failure to meet published revenue or earnings projections, or (D) any adverse Effect resulting from or relating to any change in accounting requirements or principles or any change in applicable laws, rules or regulations or the interpretation thereof.

(d)  For purposes of this Agreement, the term “Person” shall mean any individual, corporation (including any non-profit corporation), general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, company (including any limited liability company or joint stock company), firm or other enterprise, association, organization, entity or Governmental Entity.

8.4    Counterparts.    This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other party, it being understood that all parties need not sign the same counterpart.

8.5    Entire Agreement; Third-Party Beneficiaries.    This Agreement and the documents and instruments and other agreements among the parties hereto as contemplated by or referred to herein, including the Oplink Disclosure Letter and the Avanex Disclosure Letter, (i) constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof, it being understood that the Confidentiality Agreement shall continue in full force and effect until the Closing and shall survive any termination of this Agreement and (ii) are not intended to confer upon any other Person any rights or remedies hereunder, except as specifically provided in Section 5.11 following the Effective Time.

8.6    Severability.    In the event that any provision of this Agreement or the application thereof, becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this Agreement will continue in full force and effect and the application of such provision to other persons or circumstances will be interpreted so as reasonably to effect the intent of the parties hereto. The parties further agree to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that will achieve, to the greatest extent possible, the economic, business and other purposes of such void or unenforceable provision.

8.7    Other Remedies; Specific Performance.    Except as otherwise provided herein, any and all remedies herein expressly conferred upon a party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such party, and the exercise by a party of any one remedy will not preclude the exercise of any other remedy. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to seek an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity.

8.8    Governing Law.    This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of law thereof.

8.9    Rules of Construction.    The parties hereto agree that they have been represented by counsel during the negotiation and execution of this Agreement and, therefore, waive the application of any law, regulation, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the party drafting such agreement or document.

8.10    Assignment.    No party may assign either this Agreement or any of its rights, interests, or obligations hereunder without the prior written approval of the other parties. Any purported assignment in violation of this Section 8.10 shall be void. Subject to the preceding sentence, this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and permitted assigns.

8.11    Waiver of Jury Trial.    EACH PARTY HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE ACTIONS OF ANY PARTY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT HEREOF.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their duly authorized respective officers as of the date first written above.

AVANEX CORPORATION

By: /s/ PAUL ENGLE
Name: Paul Engle
Title: President and Chief Executive Officer

OPLINK COMMUNICATIONS, INC.

By: /s/ FREDERICK FROMM
Name: Frederick Fromm
Title: President and Chief Executive Officer

PEARL ACQUISITION CORP.

By: /s/ PAUL ENGLE
Name: Paul Engle
Title: President and Chief Executive Officer

Annex B

[UBSW Letterhead]

March 18, 2002

The Board of Directors
Avanex Corporation
40919 Encyclopedia Circle
Fremont, CA 94538

Dear Members of the Board:

We understand that Avanex Corp., a Delaware corporation (“Avanex” or the “Company”), is considering a transaction whereby Pearl Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of the Company, will merge with and into Oplink Communications, Inc., a Delaware corporation (“Oplink”). Pursuant to the Agreement and Plan of Reorganization, dated as of March 18, 2002 (the “Merger Agreement”), the Company will undertake a series of transactions whereby Oplink will become a wholly owned subsidiary of the Company (the “Transaction”). Pursuant to the terms of the Merger Agreement each share of common stock of Oplink, par value of $0.001 per share, issued and outstanding immediately prior to the Effective Time (as defined in the Merger Agreement) (“Oplink Common Stock”), will be converted into 0.405344 of a share (the “Exchange Ratio”) of Common Stock of the Company, par value of $0.001 per share (“Company Common Stock”). The terms and conditions of the Transaction are more fully set forth in the Merger Agreement.

You have requested our opinion as to the fairness from a financial point of view to the holders of Company Common Stock of the Exchange Ratio pursuant to the Merger Agreement in the Transaction.

UBS Warburg LLC (“UBSW”) has acted as financial advisor to the Board of Directors of the Company in connection with the Transaction and will receive a fee for its services. UBSW will also receive a fee upon delivery of this opinion. In the past, UBSW and its predecessors have provided investment banking services to Oplink and received customary compensation for the rendering of such services. In the ordinary course of business, UBSW, its successors and affiliates may trade securities of the Company and Oplink for their own accounts and the accounts of their customers, accordingly, may at any time hold a long or short position in such securities.

Our opinion does not address the Company’s underlying business decision to effect the Transaction or constitute a recommendation to any stockholder of the Company as to how such stockholder should vote with respect to the Transaction. At your direction, we have not been asked to, nor do we, offer any opinion as to the material terms of the Merger Agreement or the form of the Transaction. We express no opinion as to what the value of Company Common Stock will be when issued pursuant to the Transaction or the prices at which it will trade in the future. In rendering this opinion, we have assumed, with your consent, that the final executed form of the Merger Agreement does not differ in any material respect from the draft that we have examined and the Company and Oplink will comply with all the material terms of the Merger Agreement.

In arriving at our opinion, we have, among other things: (i) reviewed certain publicly available business and historical financial information relating to the Company and Oplink, (ii) reviewed certain internal financial information and other data relating to the business and financial prospects of the Company, including estimates and financial forecasts prepared by management of the Company, that were provided to us by the Company and not publicly available, (iii) reviewed certain internal financial information and other data relating to the business and financial prospects of Oplink, including estimates and financial forecasts prepared by the managements of Oplink and not publicly available, (iv) conducted discussions with members of the senior managements of the Company and Oplink concerning the business and financial prospects of the Company and Oplink, (v) reviewed

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publicly available financial and stock market data with respect to certain other companies in lines of business we believe to be generally comparable to those of the Company, (vi) compared the financial terms of the Transaction with the publicly available financial terms of certain other transactions which we believe to be generally relevant, (vii) considered certain pro forma effects of the Transaction on the Company’s financial statements, (viii) reviewed the Merger Agreement, and (ix) conducted such other financial studies, analyses, and investigations, and considered such other information as we deemed necessary or appropriate.

In connection with our review, at your direction, we have not assumed any responsibility for independent verification for any of the information reviewed by us for the purpose of this opinion and have, with your consent, relied on such information being complete and accurate in all material respects. In addition, at your direction, we have not made any independent evaluation or appraisal of any of the assets or liabilities (contingent or otherwise) of the Company or Oplink, nor have we been furnished with any such evaluation or appraisal. With respect to the financial forecasts, estimates and pro forma effects referred to above, we have assumed, at your direction, that they have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of each company as to the future performance of their respective companies. We have also assumed, with your consent, that the Transaction will qualify as a tax-free reorganization for U.S. federal income tax purposes. We have also assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction will be obtained without any material adverse effect on the Company and/or Oplink and the Transaction. Our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof.

Based upon and subject to the foregoing, it is our opinion that, as the date hereof, the Exchange Ratio pursuant to the Merger Agreement is fair, from a financial point of view, to the holders of Company Common Stock.

Very truly yours,

UBS WARBURG LLC

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Annex C

March 18, 2002

Board of Directors
Oplink Communications Inc.
3469 North First Street
San Jose, CA 95134

Members of the Board:

You have asked us to advise you with respect to the fairness, from a financial point of view, to the holders of shares of common stock, par value $0.001 per share (“Oplink Common Stock”), of Oplink Communications Inc. (“Oplink”) of the Exchange Ratio (as defined below) set forth in the Agreement and Plan of Reorganization, dated as of March 18, 2002 (the “Merger Agreement”), by and among Avanex Corporation (“Avanex”), Pearl Acquisition Corp., a wholly owned subsidiary of Avanex (“Merger Sub”), and Oplink. The Merger Agreement provides for, among other things, the merger (the “Merger”) of Merger Sub with and into Oplink pursuant to which Oplink will become a wholly owned subsidiary of Avanex and each outstanding share of Oplink Common Stock will be converted into the right to receive 0.405344 (the “Exchange Ratio”) shares of common stock, par value $0.001 per share (“Avanex Common Stock”), of Avanex.

In arriving at our opinion, we have reviewed the Merger Agreement and certain other related agreements, as well as certain publicly available business and financial information relating to Oplink and Avanex. We have also reviewed certain other information relating to Oplink and Avanex, including financial forecasts, provided by or discussed with Oplink and Avanex, and have met with the managements of Oplink and Avanex to discuss the business and prospects of Oplink and Avanex, respectively. We have also considered certain financial and stock market data of Oplink and Avanex, and we have compared that data with similar data for other publicly held companies in businesses we deemed similar to those of Oplink and Avanex, and we have considered, to the extent publicly available, the financial terms of certain other business combinations and other transactions which have recently been effected or announced. We also considered such other information, financial studies, analyses and investigations and financial, economic and market criteria which we deemed relevant.

In connection with our review, we have not assumed any responsibility for independent verification of any of the foregoing information and have relied on its being complete and accurate in all material respects. With respect to the financial forecasts that we have reviewed, the managements of Oplink and Avanex have reviewed certain publicly available financial forecasts relating to Oplink and Avanex, respectively, and have advised us, and we have assumed, that such forecasts represent reasonable estimates and judgments as to the future financial performance of Oplink and Avanex, respectively. In addition, we have relied upon, without independent verification, the assessment of the managements of Oplink and Avanex as to (i) their ability to retain key employees, (ii) the strategic benefits and potential cost savings and other synergies (including the amount, timing and achievability thereof) anticipated to result from the Merger, (iii) the existing technology, products and services of Oplink and Avanex and the validity of, and risks associated with, the future technology, products and services of Oplink and Avanex, and (iv) their ability to integrate the businesses of Oplink and Avanex. You have also informed us, and we have assumed, that the Merger will be treated as a tax-free reorganization for federal income tax purposes. We also have assumed, with your consent, that in the course of obtaining necessary regulatory and third party approvals and consents for the Merger, no modification, delay, limitation, restriction or condition will be imposed that will have a material adverse effect on Oplink or Avanex or the contemplated benefits of the Merger and that the Merger will be consummated in accordance with the terms of the Merger Agreement, without waiver, modification or amendment of any material terms, conditions or agreements therein. In addition, we have not been requested to make, and have not made, an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of Oplink or Avanex, nor have we been furnished with any such evaluations of appraisals. Our opinion is necessarily based upon information made available to us as of the date

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hereof, and upon financial, economic, market and other conditions as they exist and can be evaluated on the date hereof. We are not expressing any opinion as to what the value of Avanex Common Stock actually will be when issued to the holders of Oplink Common Stock pursuant to the Merger or the prices at which shares of Avanex Common Stock will trade at any time. Our opinion does not address the relative merits of the Merger as compared to other business strategies that might be available to Oplink, nor does it address the underlying business decision of Oplink to proceed with the Merger. We were not requested to, and did not, solicit third party indications of interest in acquiring all or any part of Oplink.

We have acted as financial advisor to Oplink in connection with the Merger and will receive a fee for our services, a significant portion of which is contingent upon the consummation of the Merger. We will also receive a fee for rendering this opinion. In the past, we and our affiliates have provided financial and investment banking services to Oplink and Avanex unrelated to the Merger for which we have received compensation. In the ordinary course of our business, we and our affiliates may actively trade the debt and equity securities of both Oplink and Avanex for our and such affiliates’ own accounts and for the accounts of customers and, accordingly, may at any time held a long or short position in such securities.

It is understood that this letter is for the information of the Board of Directors of Oplink in connection with its consideration of the Merger and does not constitute a recommendation to any stockholder as to how such stockholder should vote or act on any matter relating to the proposed Merger.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Exchange Ratio is fair, from a financial point of view, to the holders of Oplink Common Stock.

Very truly yours,

CREDIT SUISSE FIRST BOSTON CORPORATION

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PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20.    INDEMNIFICATION OF OFFICERS AND DIRECTORS

Section 145(a) of the General Corporation Law of the State of Delaware (the “DGCL”) provides, in general, that a corporation shall have the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation), because the person is or was a director or officer of the corporation. Such indemnity may be against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding, if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and if, with respect to any criminal action or proceeding, the person did not have reasonable cause to believe the person’s conduct was unlawful.

Section 145(b) of the DGCL provides, in general, that a corporation shall have the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor because the person is or was a director or officer of the corporation, against any expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation.

Section 145(g) of the DGCL provides, in general, that a corporation shall have the power to purchase and maintain insurance on behalf of any person who is or was a director or officer of the corporation against any liability asserted against the person in any such capacity, or arising out of the person’s status as such, whether or not the corporation would have the power to indemnify the person against such liability under the provisions of the law.

The Registrant’s bylaws and certificate of incorporation provide for the mandatory indemnification of its directors, officers, and to the extent authorized by the board of directors, employees and other agents, to the maximum extent permitted by DGCL, and the Registrant has entered into agreements with certain of its officers and directors providing for their indemnification with respect to certain matters. The Registrant carries officer and director liability insurance with respect to certain matters, including matters arising under the Securities Act of 1933, as amended.

ITEM 21.    EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

The following exhibits are filed as part of this Registration Statement:

Exhibit Number		Incorporated by Reference		Previously Filed	Filed Herewith
	Exhibit Description	Form	Date
2.1	Agreement and Plan of Reorganization, dated as of March 18, 2002, by and among Avanex Corporation, Pearl Acquisition Corp. and Oplink Communications, Inc.(1)			X

2.2	Avanex Stock Option Agreement, dated as of March 18, 2002, by and between Avanex Corporation and Oplink Communications, Inc.			X

2.3	Oplink Stock Option Agreement, dated as of March 18, 2002, by and between Oplink Communications, Inc. and Avanex Corporation			X

Exhibit Number		Incorporated by Reference		Previously Filed	Filed Herewith
	Exhibit Description	Form	Date
3.1	Avanex’s Certificate of Incorporation, as amended to date	10-Q	05/15/00

3.2	Avanex’s Bylaws, as amended to date	10-K	09/17/01

3.3	Avanex’s Bylaws, to become effective upon completion of the merger			X

4.1	Reference is made to Exhibits 3.1 and 3.2	—	—

4.2	Specimen Common Stock certificate	S-1	12/03/99

4.3	Preferred Stock Rights Agreement dated as of July 26, 2001, between Avanex Corporation and EquiServe Trust Company, N.A., including the Certificate of Designation	8-A	08/24/01

4.4	First Amendment to the Preferred Stock Rights Agreement dated as of March 18, 2002, between Avanex Corporation and EquiServe Trust Company, N.A.	8-A/A	03/28/02

5.1	Opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation			X

8.1	Tax Opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation			X

8.2	Tax Opinion of Cooley Godward LLP				X

10.1	Restricted Stock Purchase Agreements dated as of October 8, 1999 and March 26, 1999, between Avanex and Walter Alessandrini	S-1/A	12/20/99

10.2	Stock Option Agreements dated as of February 2, 2000, March 19, 2001, April 30, 2001, August 14, 2001 and November 5, 2001, between Avanex and Giovanni Barbarossa			X

10.3	Restricted Stock Purchase Agreements dated as of August 4, 1999 and October 12, 1999, between Avanex and Xiaofan Cao	S-1/A	12/20/99

10.4	Stock Option Agreement dated as of November 5, 2001, between Avanex and Xiaofan Cao			X

10.5	Restricted Stock Purchase Agreement dated as of November 26, 1999, between Avanex and Jessy Chao	S-1/A	12/20/99

10.6	Stock Option Agreement dated as of November 5, 2001, between Avanex and Jessy Chao			X

10.7	Restricted Stock Award Agreements dated as of September 19, 2000, February 14, 2001 and August 16, 2001, between Avanex and Paul Engle			X

10.8	Stock Option Agreements dated as of April 30, 2001 and November 5, 2001, between Avanex and Paul Engle			X

10.9	Restricted Stock Purchase Agreement dated as of November 26, 1999, between Avanex and Paul Jiang	S-1/A	12/20/99

10.10	Stock Option Agreement dated as of November 5, 2001, between Avanex and Paul Jiang			X

10.11	Stock Option Agreements dated as of January 14, 1999, November 12, 1999, December 24, 1999, April 17, 2001 and November 5, 2001, between Avanex and Charles Mao			X

Exhibit Number		Incorporated by Reference		Previously Filed	Filed Herewith
	Exhibit Description	Form	Date
10.12	Restricted Stock Purchase Agreement dated as of October 8, 1999, between Avanex and Margaret Quinn	S-1/A	12/20/99

10.13	Stock Option Agreements dated as of May 15, 2000 and November 5, 2001, between Avanex and Margaret Quinn			X

10.14	Stock Option Agreement dated as of November 5, 2001, between Avanex and John Tyler			X

10.15	Stock Option Agreements dated as of October 18, 2001 and October 19, 2001, between Avanex and Todd Brooks			X

10.16	Form of Stock Option Agreement between Avanex and Vinton Cerf, Federico Faggin and Joel Smith	S-1/A	01/14/00

10.17	Stock Option Agreements dated as of October 18, 2001 and October 19, 2001, between Avanex and Vinton Cerf			X

10.18	Stock Option Agreements dated as of October 18, 2001 and October 19, 2001, between Avanex and Federico Faggin			X

10.19	Stock Option Agreements dated as of October 18, 2001 and October 19 2001, between Avanex and Joel Smith			X

10.20
Amended and Restated Stock Option Agreements dated as of April 24, 2002, amending grants originally dated May 10, 2000, April 5, 2001, and November 7, 2001, between David Spreng and Oplink Communications
X

10.21	Employment Agreement dated as of October 15, 2001, between Oplink Communications and Zeynep Hakimoglu			X

10.22	Employment Agreement dated as of October 16, 2001, between Oplink Communications and Christian Lepiane			X

10.23	Employment Agreement dated as of April 19, 2002, between Avanex and Bruce Horn			X

10.25	Employment Agreement dated as of September 26, 2001, between Oplink Communications and Frederick Fromm	10-K(2)	09/28/01

10.26	Amendment to Promissory Notes dated as of March 18, 2002, between Oplink Communications and Joseph Y. Liu	10-Q(2)	05/15/02

10.27	Amendment to Promissory Notes dated as of March 18, 2002, between Oplink Communications and Frederick Fromm	10-Q(2)	05/15/02

10.28	Stock Option Agreement dated as of November 7, 2001, between Oplink Communications and Zeynep Hakimoglu			X

10.29	Stock Option Agreement dated as of November 7, 2001, between Oplink Communications and Christian Lepiane			X

10.30	Form of Stock Option Agreement between Oplink Communications and Chieh Chang, Herbert Chang and Leonard LeBlanc			X

23.1	Consent of Ernst & Young LLP, Independent Auditors (Avanex)				X

23.2	Consent of PricewaterhouseCoopers LLP, independent accountants (Oplink)				X

Exhibit Number		Incorporated by Reference		Previously Filed	Filed Herewith
	Exhibit Description	Form	Date
23.3	Consent of Wilson Sonsini Goodrich & Rosati, Professional Corporation (see Exhibit 5.1 and 8.1)			X

23.4	Consent of Cooley Godward LLP (see Exhibit 8.2)			X

24.1	Power of Attorney			X

99.1	Consent of UBS Warburg LLC			X

99.2	Consent of Credit Suisse First Boston Corporation			X

99.3	Form of Proxy Card for Avanex Corporation			X

99.4	Form of Proxy Card for Oplink Communications, Inc.			X

99.5	Opinion of UBS Warburg LLC, financial advisor to Avanex Corporation (3)			X

99.6	Opinion of Credit Suisse First Boston Corporation, financial advisor to Oplink Communications, Inc. (4)			X

99.7	Consent of Herbert Chang to be named as director			X

99.8	Consent of Chieh Chang to be named as director				X

99.9	Consent of Leonard LeBlanc to be named as director			X

99.10	Consent of Joseph Y. Liu to be named as director			X

99.11	Form of Voting Agreement entered into by Oplink Communications, Inc. and certain stockholders of Avanex Corporation			X

99.12	Voting Agreement entered into by Joseph Y. Liu and Avanex Corporation			X

99.13	Form of Voting Agreement entered into by certain entities affiliated with Investar Venture Capital and Avanex Corporation			X

99.14	Form of Voting Agreement entered into by Avanex Corporation and certain stockholders of Oplink Communications, Inc.			X

(1)	Included as Annex A to this registration statement.
(2)	Filed by Oplink Communications, Inc.
(3)	Included as Annex B to this registration statement.
(4)	Included as Annex C to this registration statement.

ITEM 22.    UNDERTAKINGS

The undersigned Registrant hereby undertakes:

(a)    (1)    To file, during any period in which offers or sales are being made, a post–effective amendment to this registration statement:

(i)     To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)    To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post–effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20%

change in the maximum aggregate offering price set forth in the Calculation of Registration Fee” table in the effective registration statement;

(iii)  To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change in such information in the registration statement.

(2)    That, for the purpose of determining any liability under the Securities Act of 1933, each such post–effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)    To remove from registration by means of a post–effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b)    That, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

(c)    That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form;

(d)    That every prospectus (i) that is filed pursuant to paragraph (c) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post–effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

(e)    To respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this Form, within one business day of receipt of any such request, and to send the incorporated documents by first class mail or other equally prompt means, including information contained in documents filed after the effective date of this registration statement through the date of responding to such request; and

(f)     To supply by means of a post–effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in this registration statement when it became effective.

Insofar as indemnification for liabilities under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described in Item 20 above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. If a claim of indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in a successful defense of any action, suit or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Amendment No. 3 to the Registrant’s registration statement on Form S-4 to be signed on its behalf by the undersigned, thereunto duly authorized, in Fremont, California, on June 18, 2002.

AVANEX CORPORATION

By:	/s/ PAUL ENGLE
Paul Engle President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment No. 3 to the Registrant’s registration statement on Form S-4 has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated:

Signature	Title	Date

* Walter Alessandrini	Chairman of the Board of Directors (Principal Executive Officer)	June 18, 2002

* Jessy Chao	Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)	June 18, 2002

* Paul Engle	President, Chief Executive Officer and Director	June 18, 2002

* Xiaofan Cao	Senior Vice President, Business Development and Director	June 18, 2002

* Todd Brooks	Director	June 18, 2002

* Vint Cerf	Director	June 18, 2002

* Joel Smith	Director	June 18, 2002

* Federico Faggin	Director	June 18, 2002

* By: /s/ PAUL ENGLE Paul Engle Attorney-in-fact

EXHIBIT INDEX

Exhibit Number		Incorporated by Reference		Previously Filed	Filed Herewith
	Exhibit Description	Form	Date
2.1	Agreement and Plan of Reorganization, dated as of March 18, 2002, by and among Avanex Corporation, Pearl Acquisition Corp. and Oplink Communications, Inc.(1)			X

2.2	Avanex Stock Option Agreement, dated as of March 18, 2002, by and between Avanex Corporation and Oplink Communications, Inc.			X

2.3	Oplink Stock Option Agreement, dated as of March 18, 2002, by and between Oplink Communications, Inc. and Avanex Corporation			X

3.1	Avanex’s Certificate of Incorporation, as amended to date	10-Q	05/15/00

3.2	Avanex’s Bylaws, as amended to date	10-K	09/17/01

3.3	Avanex’s Bylaws, to become effective upon completion of the merger			X

4.1	Reference is made to Exhibits 3.1 and 3.2	—	—

4.2	Specimen Common Stock certificate	S-1	12/03/99

4.3	Preferred Stock Rights Agreement dated as of July 26, 2001, between Avanex Corporation and EquiServe Trust Company, N.A., including the Certificate of Designation	8-A	08/24/01

4.4	First Amendment to the Preferred Stock Rights Agreement dated as of March 18, 2002, between Avanex Corporation and EquiServe Trust Company, N.A.	8-A/A	03/28/02

5.1	Opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation			X

8.1	Tax Opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation			X

8.2	Tax Opinion of Cooley Godward LLP				X

10.1	Restricted Stock Purchase Agreements dated as of October 8, 1999 and March 26, 1999, between Avanex and Walter Alessandrini	S-1/A	12/20/99

10.2	Stock Option Agreements dated as of February 2, 2000, March 19, 2001, April 30, 2001, August 14, 2001 and November 5, 2001, between Avanex and Giovanni Barbarossa			X

10.3	Restricted Stock Purchase Agreements dated as of August 4, 1999 and October 12, 1999, between Avanex and Xiaofan Cao	S-1/A	12/20/99

10.4	Stock Option Agreement dated as of November 5, 2001, between Avanex and Xiaofan Cao			X

10.5	Restricted Stock Purchase Agreement dated as of November 26, 1999, between Avanex and Jessy Chao	S-1/A	12/20/99

10.6	Stock Option Agreement dated as of November 5, 2001, between Avanex and Jessy Chao			X

10.7	Restricted Stock Award Agreements dated as of September 19, 2000, February 14, 2001 and August 16, 2001, between Avanex and Paul Engle			X

Exhibit Number		Incorporated by Reference		Previously Filed	Filed Herewith
	Exhibit Description	Form	Date
10.8	Stock Option Agreements dated as of April 30, 2001 and November 5, 2001, between Avanex and Paul Engle			X

10.9	Restricted Stock Purchase Agreement dated as of November 26, 1999, between Avanex and Paul Jiang	S-1/A	12/20/99

10.10	Stock Option Agreement dated as of November 5, 2001, between Avanex and Paul Jiang			X

10.11	Stock Option Agreements dated as of January 14, 1999, November 12, 1999, December 24, 1999, April 17, 2001 and November 5, 2001, between Avanex and Charles Mao			X

10.12	Restricted Stock Purchase Agreement dated as of October 8, 1999, between Avanex and Margaret Quinn	S-1/A	12/20/99

10.13	Stock Option Agreements dated as of May 15, 2000 and November 5, 2001, between Avanex and Margaret Quinn			X

10.14	Stock Option Agreement dated as of November 5, 2001, between Avanex and John Tyler			X

10.15	Stock Option Agreements dated as of October 18, 2001 and October 19, 2001, between Avanex and Todd Brooks			X

10.16	Form of Stock Option Agreement between Avanex and Vinton Cerf, Federico Faggin and Joel Smith	S-1/A	01/14/00

10.17	Stock Option Agreements dated as of October 18, 2001 and October 19, 2001, between Avanex and Vinton Cerf			X

10.18	Stock Option Agreements dated as of October 18, 2001 and October 19, 2001, between Avanex and Federico Faggin			X

10.19	Stock Option Agreements dated as of October 18, 2001 and October 19 2001, between Avanex and Joel Smith			X

10.20
Amended and Restated Stock Option Agreements dated as of April 24, 2002, amending grants originally dated May 10, 2000, April 5, 2001, and November 7, 2001, between David Spreng and Oplink Communications
X

10.21	Employment Agreement dated as of October 15, 2001, between Oplink Communications and Zeynep Hakimoglu			X

10.22	Employment Agreement dated as of October 16, 2001, between Oplink Communications and Christian Lepiane			X

10.23	Employment Agreement dated as of April 19, 2002, between Avanex and Bruce Horn			X

10.25	Employment Agreement dated as of August 27, 2001, between Oplink Communications and Frederick Fromm	10-K(2)	09/28/01

10.26	Amendment to Promissory Notes dated as of March 18, 2002, between Oplink Communications and Joseph Y. Liu	10-Q(2)	05/15/02

10.27	Amendment to Promissory Notes dated as of March 18, 2002, between Oplink Communications and Frederick Fromm	10-Q(2)	05/15/02

Exhibit Number		Incorporated by Reference		Previously Filed	Filed Herewith
	Exhibit Description	Form	Date

10.28	Stock Option Agreement dated as of November 7, 2001, between Oplink Communications and Zeynep Hakimoglu			X
10.29	Stock Option Agreement dated as of November 7, 2001, between Oplink Communications and Christian Lepiane			X

10.30	Form of Stock Option Agreement between Oplink Communications and Chieh Chang, Herbert Chang and Leonard LeBlanc			X

23.1	Consent of Ernst & Young LLP, Independent Auditors (Avanex)				X

23.2	Consent of PricewaterhouseCoopers LLP, independent accountants (Oplink)				X

23.3	Consent of Wilson Sonsini Goodrich & Rosati, Professional Corporation (see Exhibit 5.1 and 8.1)			X

23.4	Consent of Cooley Godward LLP (see Exhibit 8.2)			X

24.1	Power of Attorney			X

99.1	Consent of UBS Warburg LLC			X

99.2	Consent of Credit Suisse First Boston Corporation			X

99.3	Form of Proxy Card for Avanex Corporation			X

99.4	Form of Proxy Card for Oplink Communications, Inc.			X

99.5	Opinion of UBS Warburg LLC, financial advisor to Avanex Corporation (3)			X

99.6	Opinion of Credit Suisse First Boston Corporation, financial advisor to Oplink Communications, Inc. (4)			X

99.7	Consent of Herbert Chang to be named as director			X

99.8	Consent of Chieh Chang to be named as director				X

99.9	Consent of Leonard LeBlanc to be named as director			X

99.10	Consent of Joseph Y. Liu to be named as director			X

99.11	Form of Voting Agreement entered into by Oplink Communications, Inc. and certain stockholders of Avanex Corporation			X

99.12	Voting Agreement entered into by Joseph Y. Liu and Avanex Corporation			X

99.13	Form of Voting Agreement entered into by certain entities affiliated with Investar Venture Capital and Avanex Corporation			X

99.14	Form of Voting Agreement entered into by Avanex Corporation and certain stockholders of Oplink Communications, Inc.			X

(1)	Included as Annex A to this registration statement.
(2)	Filed by Oplink Communications, Inc.
(3)	Included as Annex B to this registration statement.
(4)	Included as Annex C to this registration statement.